As filed with the Securities and Exchange Commission on April 13, 2026
Securities Act File
No. 333-286321
Investment Company Act File
No. 811-24072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒
Pre-Effective
Amendment No.
☐
Post-Effective Amendment No.
2
☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 5
☒
ADAMS STREET PRIVATE EQUITY
NAVIGATOR FUND LLC
(Registrant Exact Name as Specified in Charter)
One North Wacker Drive, Suite 2700
Chicago,
IL
60606
(Address of Principal Executive Offices)
(312)
553-7890
(Registrant’s Telephone Number, including Area Code)
Eric R. Mansell
Adams Street Advisors, LLC
One North Wacker Drive, Suite 2700
Chicago,
IL
60606
(Name and Address of Agent for Service)
Copies to:
Nicole M. Runyan, P.C.
Brad A. Green, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
333-286321.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-286321 and 811-24072) of Adams Street Private Equity Navigator Fund LLC (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other non-material changes to the Registrant’s Prospectus and Statement of Additional Information. This Post-Effective Amendment No. 2 is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C Information relating to the Registrant.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC
PROSPECTUS
Class S Shares | ASPSX
Class D Shares | ASPDX
Class I Shares | ASPJX
Class M Shares | ASPMX
March 31, 2026
Adams Street Private Equity Navigator Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified,
closed-end
management investment company. Adams Street Advisors, LLC serves as the Fund’s investment adviser (the “Adviser”) and is responsible for making investment decisions for the Fund’s portfolio.
The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund seeks to achieve its investment objective by investing in a broad portfolio of global private markets investments. The Fund intends to provide shareholders (“Shareholders”) with access to private markets investments that typically are available only to larger institutional investors. The Fund may gain access to private markets investments through a number of different approaches, including: (i) primary and secondary investments in private funds, holding vehicles or other investment vehicles managed by unaffiliated third-party managers and (ii) direct investments in the equity and/or debt of private companies, including growth equity investments, co-investments
and private credit investments. The Fund seeks to provide investors with exposure to a broad spectrum of types of private equity and other private markets opportunities across geography, strategy and sub-asset
classes (
e.g.,
growth equity, buyout, venture capital, senior debt, mezzanine/subordinated debt, restructuring/distressed debt and special situations) in an evergreen investment structure. From time to time, the Fund invests a portion of its assets in a portfolio of liquid assets, including: cash and cash equivalents; short-term, high-quality (
i.e.,
investment grade or higher), liquid debt securities and other credit instruments; and other investment companies, including money market funds and exchange traded funds.
The Fund is the successor to Adams Street Global Private Markets Fund LP (the “Predecessor Fund”), a Cayman Islands exempted limited partnership that was not registered under the 1940 Act. The Predecessor Fund converted to a Delaware limited liability company on March 26, 2025 and registered under the 1940 Act on April 1, 2025. The Fund’s investment objective and strategies are, in all material respects, substantially identical to those of the Predecessor Fund. The Fund’s investment program is managed in substantially the same manner, and by the same investment professionals, as the Predecessor Fund.
This prospectus (this “Prospectus”) applies to the offering of four separate classes of shares of limited liability company interests of the Fund (“Shares”), designated as Class S, Class D, Class I and Class M Shares. Each class of Shares is subject to certain different fees and expenses. The Shares generally are offered on the first business day of each month at the net asset value (“NAV”) per Share on that day. No person who is admitted as a Shareholder will have the right to require the Fund to redeem its Shares.

	Class S Shares	Class D Shares	Class I Shares	Class M Shares	Total
Public Offering Price (1)	Current NAV	Current NAV	Current NAV	Current NAV	$1,000,000,000
Sales Load (2)	3.50%	None	None	3.50%
Proceeds to the Fund (3)	Current NAV less applicable sales load	Current NAV	Current NAV	Current NAV less applicable sales load	Up to $1,000,000,000

(1)
Generally, the minimum initial investment in the Fund by any investor is $25,000 with respect to Class S, Class D and Class M Shares, and $1,000,000 with respect to Class I Shares. The Fund, in its sole discretion, may accept investments below these minimums as described under “General Purchase Terms.”

(2)
Class S and Class M Shares are sold subject to a sales load of up to 3.50% of the purchase amount. The table assumes the maximum sales load is charged. For some investors, the sales charge may be waived or reduced. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Financial intermediaries may impose additional charges in connection with purchases of Shares. While the Fund does not impose an initial sales charge on Class I or Class D Shares, if a Shareholder buys Class D Shares through certain selling agents or financial intermediaries, such selling agent or financial intermediary may directly charge Shareholders transaction or other fees in such amount as they may determine. Class S, Class D and Class M Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.75%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class, to be calculated as of the beginning of the first calendar day of each applicable month, and payable quarterly in arrears. Class I Shares are not subject to a Distribution and Servicing Fee. See “Summary of Fees and Expenses” and “Plan of Distribution.”

(3)
Assumes that all Shares currently registered are sold in the continuous offering and the maximum sales load is charged. The proceeds may differ from that shown if additional Shares are registered. The Fund bears certain ongoing offering costs associated with the Fund’s continuous offering of Shares.

Investments in the Fund may be made only by eligible investors that are “qualified clients” as defined in Rule
205-3
under the Investment Advisers Act of 1940, as amended.
An investment in the Fund is speculative with a substantial risk of loss. The Fund and the Adviser do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. You should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to invest in the Fund. See “Summary of Offering Terms—Risk Factors” and “Risks.”

•
Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at an investor’s option nor will they be exchangeable for shares of any other fund. As a result, an investor may not be able to sell or otherwise liquidate its Shares. The Adviser intends to recommend that, in normal market circumstances, the Board of Directors (the “Board”) of the Fund conduct offers to repurchase up to 5% of the Shares outstanding (either by number of Shares or aggregate NAV) on a quarterly basis; however, the Fund is not obligated to conduct any such repurchase offer in a particular quarter, or at all, and the Board may decline to approve such a repurchase offer on the basis of its assessment of pertinent factors.

•	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

•
Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s limited liability company agreement, as may be amended, restated or otherwise modified from time to time.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the sale of assets, borrowings, offering proceeds or from temporary fee waivers or expense reimbursements borne by the Adviser or its affiliates that may be subject to reimbursement to the Adviser or its affiliates.

•
Investors purchasing Class
 S and Class
 M Shares may be subject to a sales load of up to 3.50% on the amounts they invest. If you pay the maximum aggregate of 3.50%, based on a minimum initial investment of $25,000, you must experience a total return on your net investment of approximately 3.63% in order to recover these expenses.

You should rely only on the information contained in this Prospectus and the SAI (as defined below). The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above. Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this Prospectus, which concisely sets forth information about the Fund, before deciding whether to invest in the Shares and retain it for future reference. A Statement of Additional Information, dated March 31, 2026 containing additional information about the Fund (the “SAI”), has been filed with the SEC and, as amended from time to time, is incorporated by reference in its entirety into this Prospectus. You may obtain a free copy of the SAI, as well as free copies of the Fund’s annual and semi-annual reports to Shareholders (when available), and other information about the Fund by calling
844-705-0580,
by writing to the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606 or by visiting https://aspen.evergreen-funds.adamsstreetpartners.com. You can get the same information for free from the SEC’s website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, a security in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction.
The Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Foreside Fund Services, LLC (the “Distributor”) acts as principal underwriter for the Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of the Distributor is Three Canal Plaza, Suite 100, Portland, ME 04101.

SUMMARY OF OFFERING TERMS
The following is only a summary and does not contain all of the information that you should consider before investing in Adams Street Private Equity Navigator Fund LLC (the “Fund”). Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this prospectus (this “Prospectus”), the Statement of Additional Information, dated March 31, 2026 containing additional information about the Fund (as filed with the U.S. Securities and Exchange Commission (the “SEC”) and as amended from time to time, the “SAI”) and the Fund’s limited liability company agreement, as may be amended, restated or otherwise modified from time to time (the “LLC Agreement”). See “Certain Provisions in the Limited Liability Company Agreement” for a summary description of select provisions of the LLC Agreement.

The Fund
The Fund is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified,
closed-end
management investment company. The Fund is the successor to Adams Street Global Private Markets Fund LP (the “Predecessor Fund”), a Cayman Islands exempted limited partnership that was not registered under the 1940 Act. The Predecessor Fund converted to a Delaware limited liability company on March 26, 2025 and registered under the 1940 Act on April 1, 2025. The Fund’s investment objective and strategies are, in all material respects, substantially identical to those of the Predecessor Fund. The Fund’s investment program is managed in substantially the same manner, and by the same investment professionals, as the Predecessor Fund.

The limited liability company interests of the Fund (“Shares”) are sold only to persons or entities that are “qualified clients,” as defined in Rule
205-3
under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). In addition, Shares are offered only to such investors who are either U.S. persons for U.S. federal income tax purposes or
non-U.S.
persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions.

The Fund relies on an exemptive order from the SEC that permits the Fund to offer more than one class of Shares and to, among other things, impose asset-based distribution fees and early withdrawal fees (the “Multi-Class Exemptive Order”). The Fund currently offers four separate classes of Shares, designated as Class S, Class D, Class I and Class M Shares. Each class of Shares is subject to certain different fees and expenses. The Fund may offer additional classes of Shares in the future.

The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Directors (the “Board” and each Board member, a “Director”), subject to the laws of the State of Delaware and the LLC Agreement. The Board is comprised of five Directors, a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund or of the Adviser (defined below) (“Independent Directors”).

Investment Adviser and Affiliated Administrator
Adams Street Advisors, LLC (the “Adviser”) serves as the investment adviser to the Fund. The Adviser is registered as an investment adviser under the Advisers Act, and is a subsidiary of Adams Street Partners, LLC (“Adams Street”).

The Fund is managed by the Adviser pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). Subject to the overall supervision of the Board, the Adviser is responsible for the overall business and affairs of the Fund, has full discretion to invest the assets of the Fund in a manner consistent with the investment objective outlined herein and is solely responsible for investment decisions with respect to the Fund.

Adams Street Advisors, LLC also serves as the Fund’s administrator pursuant to the Administration Agreement (as defined below) (serving in such capacity, the “Administrator”).

Investment Objective and Strategy
The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund seeks to achieve its investment objective by investing in a broad portfolio of global private markets investments.

The Fund intends to provide its shareholders (“Shareholders”) with access to private markets investments that typically are available only to larger institutional investors. The Fund may gain access to private markets investments through a number of different approaches, including: (i) primary and secondary investments in private funds, holding vehicles or other investment vehicles managed by unaffiliated third-party managers (“Primary and Secondary Investments”); and (ii) direct investments in the equity and/or debt of private companies, including growth equity investments, co-investments and private credit investments (“Direct Investments” and, with Primary and Secondary Investments, “Fund Investments”).

The Fund seeks to provide investors with exposure to a broad spectrum of types of private equity and other private markets opportunities across geography, strategy and sub-asset
classes (
e.g.,
growth equity, buyout, venture capital, senior debt, mezzanine/subordinated debt, restructuring/distressed debt and special situations) in an evergreen investment structure. The Fund is a
“non-diversified”
investment company for purposes of the 1940 Act, which means it is not subject to percentage limitations under the 1940 Act on assets that may be invested in the securities of any one issuer.

Primary and Secondary Investments

The Fund may invest in private funds, holding vehicles or other investment vehicles managed by unaffiliated third-party managers (“Portfolio Funds”).

• A “Primary Investment” is an investment in an original issuance of a Portfolio Fund which has yet to invest a substantial portion of its capital in underlying portfolio companies.

• A “Secondary Investment” is an investment through a secondary purchase of a Portfolio Fund or the substantive equivalent based on underwriting of identified funds/portfolio companies.

Direct Investments

The Fund may invest in private companies (
i.e.,
companies that offer their securities through private offerings that are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”)) via growth equity investments, co-investments
and private credit investments.

• A “Growth Equity Investment” is an equity or equity-like investment in an identified portfolio company.

•
A
“Co-Investment”
is an investment in a Portfolio Fund or sponsored transaction that is intended to invest in an identified buyout, growth equity or other alternative asset transaction (the securities or instruments of which primarily constitute equity or equity-like instruments), generally made alongside a private fund sponsor.

•
A “Private Credit Investment” is an investment in senior and/or subordinated debt that is secured and/or unsecured (which, for the avoidance of doubt, will not include equity investments that are otherwise structured as credit for tax or regulatory reasons but are expected to have equity-like returns) and, potentially as a component of the transaction, preferred or common equity, warrants and other securities offered in connection with such Private Credit Investment.

The Fund may invest in Private Credit Investments directly or indirectly through Portfolio Funds.

A designated member of Adams Street’s investment strategy and risk management team, in consultation with the Adviser’s or its affiliates’ legal and compliance team where deemed appropriate, will determine whether to classify an investment as a Primary Investment, Secondary Investment, Growth Equity Investment,
Co-Investment
or Private Credit Investment through consideration of various factors, including: (i) the percentage of the investment funded; (ii) the value of the underlying assets; (iii) the expected timing of distributions of investment returns to limited partners; (iv) the structure of the investment; (v) the asset type, industry, entry valuation, stage and sector of the investment; (vi) the level and type of diligence able to be performed on the investment; (vii) the percentage of the investment that is determined to be credit as compared to equity; (viii) the fact that the transaction is or is not characterized as a specific type of investment in the relevant market and/or by the other parties to the transaction; and (ix) such other objective factors as set forth in the Adviser’s investment allocation policy.

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Equity Investments. For purposes of this 80% policy, “Private Equity Investments” include Direct Investments (except for publicly listed private equity investments and Private Credit Investments) and Primary and Secondary Investments.

From time to time, the Fund invests a portion of its assets in a portfolio of liquid assets (“Liquid Assets”), including: cash and cash equivalents; short-term, high-quality
(
i.e.,
investment grade or higher), liquid debt securities and other credit instruments; and other investment companies, including money market funds and exchange traded funds. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets.

Performance Information
This Prospectus contains the actual, prior performance of the Fund. Performance prior to the commencement of the Fund’s operations is that of the Predecessor Fund, and such prior performance reflects all fees and expenses incurred by the Predecessor Fund. It is anticipated that the Fund’s fees and expenses will be higher than those of the Predecessor Fund on account of the fact that the Predecessor Fund was not subject to the investment limitations, diversification requirements and other restrictions imposed by the 1940 Act (as it was exempt from registration under the 1940 Act pursuant to Section 3(c)(7) thereof) or the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, if the Predecessor Fund’s performance had reflected the Fund’s estimated fees and other expenses, the Predecessor Fund’s performance would have been lower. Had the Predecessor Fund been subject to the provisions of the 1940 Act and/or the provisions of the Code applicable to investment companies, its investment performance could have been adversely affected.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

Risk Factors
The Fund is subject to substantial risks, including market risks and strategy risks. The Fund also is subject to the risks associated with the investment strategies employed by the Adviser. While the Adviser will attempt to moderate any risks, there can be no assurance that the Fund’s investment activities will be successful or that the investors will not suffer losses. There may also be certain conflicts of interest relevant to the management of the Fund, arising out of, among other things, activities of the Adviser and its affiliates and employees with respect to the management of accounts for other clients as well as the investment of proprietary assets. An investment in the Fund should only be made by investors who understand the risks involved and who are able to withstand the loss of the entire amount invested.

Accordingly, the Fund should be considered a speculative investment, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. Past results of the Adviser and its principals are not indicative of future results. Prospective investors should review carefully the risk factors associated with an investment in the Fund described in “Risks” below. Prospective investors also should consult with their own financial, legal, investment and tax advisors prior to investing in the Fund.

The Offering
The Fund will offer Shares on a continuous basis. The net asset value (“NAV”) of each class of Shares will vary over time as a result of the differing fees and expenses applicable to each class of Shares and different initial offering prices.

Distributor	Foreside Fund Services, LLC (the “Distributor”) acts as the distributor of the Shares and offers the Shares on a reasonable best efforts basis, subject to various conditions.

The Distributor may retain additional selling agents or other financial intermediaries to place Shares. Such selling agents or other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus.

Share Classes
The Fund currently offers four separate classes of Shares, designated as Class S, Class D, Class I and Class M Shares. Each class of Shares is subject to certain different fees and expenses. The Fund may offer additional classes of Shares in the future.

The Fund is permitted to use leverage through the issuance of preferred shares; however, as of the date hereof, the Fund has no intention to issue preferred shares. See “Leverage” below for additional information regarding limitations on the Fund’s use of leverage through the issuance of preferred shares.

Minimum Investments
The minimum initial investment in the Fund by any investor is $25,000 with respect to Class S, Class D and Class M Shares, and $1,000,000 with respect to Class I Shares. The minimum additional investment in the Fund is $10,000, except for additional purchases pursuant to the Fund’s distribution reinvestment plan (the “DRIP”). However, the Fund, in its sole discretion, may accept investments below these minimums, including from Fund officers, Independent Directors and employees of the Adviser or its affiliates and vehicles controlled by such employees. The Fund may, in the discretion of the Adviser, aggregate the accounts of clients of registered investment advisers, broker dealers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts, including across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class, so long as denominations are not less than $10,000 and incremental contributions are not less than $10,000.

Investor Eligibility	The Shares are sold only to persons or entities that are “qualified clients,” as defined in Rule 205-3 under the Advisers Act.

In addition, Shares are offered only to such investors who are either U.S. persons for U.S. federal income tax purposes or
non-U.S.
persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions. The qualifications required to invest in the Fund are appear in subscription documents that must be completed by each prospective investor.

Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisors in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus, the SAI and the LLC Agreement before deciding to invest in the Fund.

Subscription Process
Shares generally are offered for purchase on the first business day of each calendar month at the Fund’s then-current NAV per Share as of the last business day of the prior month plus any applicable sales load or selling commissions charged by financial intermediaries. A “business day” is any day the New York Stock Exchange is open for business. Shares may be offered more or less frequently as determined by the Board in its sole discretion.

Class S and Class M Shares are sold subject to a sales load of up to 3.50% of the purchase amount. For some investors, the sales charge may be waived or reduced. The full amount of the sales charge may be reallowed to brokers or dealers participating in the offering. Financial intermediaries may impose additional charges in connection with purchases of Shares. While the Fund does not impose an initial sales charge on Class I or Class D Shares, if a Shareholder buys Class D Shares through certain selling agents or financial intermediaries, such selling agent or financial intermediary may directly charge Shareholders transaction or other fees in such amount as they may determine. Any transaction or other fees charged directly to a Shareholder in an offering of Shares by a financial intermediary will not be considered organization or offering costs of the Fund.

Subscriptions are generally subject to the receipt of cleared funds on or prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month (the “acceptance date”). A prospective investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month. Such prospective investors may revoke their delayed subscription up until three (3) business days prior to the next month’s acceptance date. Any cleared funds received from such prospective investors will be held in a non-interest
bearing account with State Street Bank and Trust Company (“State Street”), the Fund’s transfer agent, pending acceptance by the Fund or revocation by the prospective investors. Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in United States dollars.

Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due three (3) business days prior to the acceptance date. Each prospective investor is required to complete, execute and deliver a subscription agreement and related documentation. A prospective investor must submit a completed subscription agreement at least five (5) business days before the acceptance date. The Fund reserves the right, in its sole discretion, to accept or reject (in whole or in part) any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become Shareholders. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor without the deduction of any fees or expenses.

Shareholders will not be required to make incremental contributions pursuant to capital calls. Shareholders are permitted, but not required, to make additional investments in the Fund subject to the investment minimums described in “Minimum Investments” above.

Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Prospective investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.

Management Fee
Pursuant to the Investment Advisory Agreement, the Adviser is entitled to receive a base management fee from the Fund (the “Management Fee”). The Management Fee is payable monthly in arrears at an annual rate of 1.00% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month. For purposes of determining the Management Fee: (i) the Fund’s net assets means its total assets less liabilities determined on a consolidated basis in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”); and (ii) the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares or any distributions by the Fund. The Management Fee is payable in arrears within five (5) business days after the completion of the NAV computation for the month. The Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund.

The Management Fee for any partial period will be appropriately prorated based on the actual number of days elapsed relative to the total number of days in such calendar month.

Incentive Fee
The Fund pays to the Adviser an incentive fee (the “Incentive Fee”), as described herein. At the end of each calendar quarter, the Adviser is entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account (as defined below). The Incentive Fee is accrued monthly and paid quarterly.

For the purposes of the Incentive Fee and Loss Recovery Account (as defined below), the term “net profits” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP exceeds (ii) the sum of (X) the NAV of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP).

The Fund maintains a memorandum account (the “Loss Recovery Account”), which had an initial balance of zero and is (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, before giving effect to any repurchases or distributions for such quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. For purposes of the Loss Recovery Account, the term “net losses” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the beginning of such quarter and (B) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment of dividends paid, or other distributions made, by the Fund through the DRIP) exceeds (ii) the sum of (X) the NAV of the Fund as of the end of such quarter, (Y) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (Z) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP. Shareholders will benefit from the Loss Recovery Account in proportion to their holdings of Shares. For purposes of the “net losses” calculation, the NAV shall include unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses).

Distribution and Servicing Fee
Class S, Class D and Class M Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own Class S, Class D or Class M Shares of the Fund. Under the terms of the Multi-Class Exemptive Order, the Fund is subject to Rule
12b-1
under the 1940 Act. Accordingly, the Fund has adopted a distribution and servicing plan for its Class S, Class D and Class M Shares (the “Distribution and Servicing Plan”). The Distribution and Servicing Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act.

Class S, Class D and Class M Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.75%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class, to be calculated as of the beginning of the first calendar day of each applicable month, and payable quarterly in arrears. For purposes of determining the Distribution and Servicing Fee, the Fund’s NAV will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable.

Class I Shares are not subject to a Distribution and Servicing Fee.

The Adviser, or its affiliates, may pay additional compensation out of its own resources (
i.e.,
not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of the Shares. The additional compensation may differ among brokers or dealers in amount or in the method of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Administration Agreement
The Fund has entered into an administration agreement (the “Administration Agreement”), pursuant to which the Administrator is responsible for generally performing, or arranges for its affiliates to perform, the administrative services of the Fund. Payments under the Administration Agreement equal an amount based upon the Fund’s allocable portion of the Administrator’s overhead and other expenses (including travel expenses) incurred by the Administrator in performing its obligations under the Administration Agreement, including the Fund’s allocable portion of the compensation, rent and other expenses of certain officers of the

Fund and their respective staffs. See “Expenses Payable under the Administration Agreement” below.

Pursuant to the Administration Agreement, the Administrator makes available, or arranges for its affiliates to make available, for the Fund, office facilities, equipment, clerical, accounting, bookkeeping, record keeping entity set-up,
closing, support, capital activity, wire processing, reconciliation, performance reporting, investment diligence and other services. Under the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Shareholders and reports to be filed with the SEC. In addition, the Administrator oversees the preparation and filing of tax returns and the printing and dissemination of reports to Shareholders, generally oversees the payment of expenses and the performance of administrative and professional services rendered to the Fund by others and assists the Fund in determining and publishing the Fund’s NAV.

In addition, pursuant to the Administration Agreement, the Administrator has delegated certain obligations under the Administration Agreement to State Street to assist in the provision of administrative services (the
“Sub-Administrator”).
The Sub-Administrator receives compensation for
sub-administrative
services under a sub-administrative agreement (the
“Sub-Administrative
Agreement”).

Expenses Payable under the Administration Agreement
Costs and expenses to be borne by the Fund under the Administration Agreement include those relating to: organizational expenses of the Fund; calculating the Fund’s NAV (including the cost and expenses of any independent valuation firms or pricing services); expenses incurred by the Adviser or an affiliate payable to third parties, including agents, bankers, consultants or other advisors, in monitoring financial and legal affairs for the Fund and in monitoring the Fund’s investments and performing due diligence on prospective investments; outside legal expenses; accounting expenses; expenses associated with retaining a sub-administrator;
and any and all other expenses incurred by the Fund or the Administrator (or an affiliate) in connection with administering the Fund’s business, including payments based upon the Fund’s allocable portion of the overhead and other expenses incurred by the Administrator and/or its affiliates in performing its obligations under the Administration Agreement, including rent and the allocable portion of the costs of the compensation, benefits and related administrative expenses (including travel expenses) of the Fund’s officers who provide operational, administrative, legal, compliance, finance and accounting services to the Fund, including the Fund’s chief compliance officer and chief accounting officer, their respective staffs and other professionals who provide services to the Fund (including, in each case, employees of the Adviser or an affiliate) and assist with the preparation, coordination, and administration of the foregoing or provide other “back-office” or “middle-office” financial, compliance, legal, operational and accounting services to the Fund. For the avoidance of doubt, the Fund will reimburse the Adviser (and/or its affiliates) for an allocable portion of the compensation paid by the Adviser (and/or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the business affairs of the Fund and in acting on behalf of the Fund).

Fees and Expenses	On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its ongoing offering expenses).

Expense Limitation Agreement
The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) pursuant to which the (i) Adviser has agreed to waive fees that it would otherwise be paid and/or (ii) Adviser, or an affiliate thereof, has agreed to assume expenses of the Fund if required to ensure the annual operating expenses of the Fund, excluding certain specified expenses enumerated below, do not exceed 0.85% per annum of the average monthly net assets of each class of Shares. The following expenses are not subject to the Expense Limitation: (i) the Management Fee; (ii) the Incentive Fee; (iii) any Distribution and Servicing Fee; (iv) all expenses of wholly-owned subsidiaries of the Fund through which the Fund invests; (v) all expenses of special purpose vehicles (“SPVs”) in which the Fund or its subsidiaries invests (including any management fees, performance-based incentive fees and administrative service fees); (vi) all fees and expenses of Fund Investments (including all acquired fund fees and expenses); (vii) fees payable to third parties in connection with the sourcing or identification of portfolio investments; (viii) brokerage costs; (ix) transactional costs associated with consummated and unconsummated transactions, including legal costs and brokerage commissions, associated with the acquisition, disposition and maintenance of the Fund’s investments; (x) dividend and interest payments and expenses (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund); (xi) fees and expenses incurred in connection with credit facilities obtained by the Fund; (xii) taxes; (xiii) litigation; and (xiv) extraordinary expenses, as determined in the sole discretion of the Adviser (collectively, the “Excluded Expenses”). With respect to each class of Shares, the Fund agrees to repay to the (i) Adviser any fees waived under the Expense Limitation Agreement and/or (ii) Adviser, or an affiliate thereof, any expenses reimbursed in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser or its affiliate, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser or its affiliate incurred the expense. The Expense Limitation Agreement has an initial term ending on July 1, 2026, one year from the effective date of the Fund’s initial Prospectus, and the Adviser may determine to extend the term for a period of one year on an annual basis, subject to the approval by the Board, including a majority of the Independent Directors.

Distributions
The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.

Because the Fund intends to qualify annually as a regulated investment company (a “RIC”) under the Code, the Fund intends to distribute at least 90% of its annual net taxable income to its Shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, the Fund will furnish a statement on Internal Revenue Service (“IRS”) Form
1099-DIV
or Form
1042-S,
as applicable, identifying the amount and character of the Fund’s distributions.

Distribution Reinvestment Plan
The Fund operates a DRIP administered by State Street, in its capacity as the Fund’s transfer agent. Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRIP unless and until an election is made to withdraw from the DRIP on behalf of such participating Shareholder. A Shareholder that does not wish to have distributions automatically reinvested in Shares may (i) opt out of the DRIP in the Subscription Agreement or (ii) terminate participation in the DRIP at any time by submitting a letter of instruction to the plan administrator. Such written instructions must be received by the plan administrator no later than ten (10) days prior to the record date for an applicable distribution; otherwise, the Shareholder will receive such distribution in Shares through the DRIP, and termination will be effective only with respect to any subsequent distributions. Shareholders that elect not to participate in the DRIP will receive all distributions in cash, but may re-elect
to participate in the DRIP by submitting a letter of instruction to the plan administrator. The Fund reserves the right to amend or terminate the DRIP.

Unlisted Closed-End Fund Structure; Limited Liquidity
The Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. In addition, the Shares are subject to limitations on transferability, and liquidity may be provided only through periodic repurchase offers (as described in further detail below under “Tender Offers”). Aside from the potential for limited liquidity offered by periodic repurchase offers, investors generally should not expect to be able to sell their Shares regardless of how well the Fund performs. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

No Redemption; Restrictions on Transfer
No Shareholder has the right to require the Fund to redeem its Shares. Liquidity for investments in Shares may be provided only through periodic offers by the Fund to repurchase Shares from Shareholders (as described in further detail below under “Tender Offers”).

Shares are not freely transferable. A Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of Shares (a “transfer”) only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the prior consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability. See “Eligible Investors”.

Each transferring Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. See “Transfer Restrictions”.

Tender Offers
To provide a limited degree of liquidity to Shareholders, at the sole discretion of the Board, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. See “Repurchase of Shares”. For a discussion of the risks associated with such repurchases, see “Risks—General Risks of Investing in the Fund”.

The Adviser intends to recommend that, under normal market circumstances, the Fund conduct offers to repurchase up to 5% of the Shares outstanding (either by number of Shares or aggregate NAV) on a quarterly basis. The Fund intends to conduct such repurchase offers in accordance with the requirements of Rule
13e-4
promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act, with the terms of such tender offer published in a tender offer statement to be sent to all Shareholders and filed with the SEC on Schedule TO.

Any repurchases of Shares will be made at such times and on such terms as may be determined by the Board from time to time in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders of the Fund pursuant to repurchase requests, the Board may consider, among other things, the recommendation of the Adviser as well as a variety of other operational, business and economic factors. The Fund may repurchase less than the full amount that Shareholders request to be repurchased.

The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Fund, in its sole discretion. If such requirement is not waived by the Fund, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained, or redeem all of the Shareholder’s Shares.

An early repurchase fee (the “Early Repurchase Fee”) may be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year
anniversary of the Shareholder’s purchase of the Shares. The Early Repurchase Fee will be equal to 2.00% of the NAV of any Shares repurchased by the Fund, and Shares tendered for repurchase will be treated as having been repurchased on a “first-in, first-out” basis. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund. The Early Repurchase Fee will be retained by the Fund for the benefit of remaining Shareholders.

Leverage
The Fund may use leverage to the extent permitted by the 1940 Act. Under the 1940 Act, the Fund is not permitted to issue “senior securities” (as such term is defined in Section 18(g) of the 1940 Act), which generally consist of borrowings under credit facilities or preferred shares issued by the Fund, if, immediately after such issuance, the Fund would have asset coverage (as defined in the 1940 Act) of less than (i) 300% with respect to indebtedness or (ii) 200% with respect to preferred stock. This means that, at the time a “senior security” is issued, the ratio of the value of the Fund’s total assets, less all liabilities and indebtedness not represented by “senior securities,” as compared to the aggregate amount of the Fund’s “senior securities” equals at least 300% or 200%, as the case may be, immediately after such issuance. In addition, while any senior securities remain outstanding, the Fund generally must make provisions to prohibit any distribution to the Fund’s Shareholders or the repurchase of such securities or Shares unless the Fund meets the applicable asset coverage ratio at the time of the distribution or repurchase. Accordingly, if the Fund’s asset coverage ratio falls below such thresholds, the Fund’s ability to make distributions to Shareholders may be significantly restricted or the Fund may not be able to make any such distributions at all. The foregoing requirements do not apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the 1940 Act.

Credit Facility
The Fund, directly or through one or more SPVs, may establish one or more credit facilities and enter into other financing arrangements for a range of purposes, including: (i) to provide liquidity for investment funding requests from underlying investments; (ii) to satisfy tender requests; (iii) to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments; (iv) to otherwise satisfy Fund obligations; or (v) for investment purposes. The Fund cannot assure Shareholders that the Fund will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require the Fund to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask it to comply with positive or negative covenants that could have an effect on the Fund’s operations. In addition, from time to time, the Fund’s losses on leveraged investments may result in the liquidation of other investments held by the Fund and may result in additional drawdowns to repay such amounts.

The Fund, together with two SPVs established by the Fund, each of which is a wholly-owned subsidiary of the Fund and for which the Fund is the sole interest holder (collectively with the Fund, the “Borrowers”), has entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. (the “Lender”) pursuant to which the Borrowers are permitted to borrow up to a maximum aggregate outstanding principal amount of $150,000,000, subject to change by mutual agreement of the Fund and the Lender (the “Facility”). See “Leverage” for additional information regarding the Facility.

Reports to Shareholders
The Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within sixty (60) days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments. Each year, the Fund will furnish a statement on IRS Form
1099-DIV
or Form
1042-S
identifying the amount and character of the Fund’s distributions.

ERISA
Persons who are fiduciaries with respect to an employee benefit plan or other arrangements or entities subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), and persons who are fiduciaries with respect to an “individual retirement account” (an “IRA”), Keogh plan, or another arrangement or entity which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Benefit Plans”), may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be “plan assets” of any Benefit Plans investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules.

Taxes; RIC Status
The Fund intends to elect to be treated, and intends to qualify annually thereafter, as a “regulated investment company” or a “RIC” under Subchapter M of the Code. As such, the Fund generally will not be subject to U.S. federal corporate income tax, provided that it distributes all of its net taxable income and gains each year. It is anticipated that the Fund will principally recognize capital gains and dividends paid to Shareholders in respect of such income generally will be taxable to Shareholders at the reduced rates of U.S. federal income law that are applicable to individuals for “qualified dividends” and long-term capital gains.

Because the Fund intends to qualify as a RIC, it is expected to have certain attributes that are not generally found in traditional unregistered private fund of funds. These include providing simpler tax reports to Shareholders on Form
1099-DIV
or Form 1042- S, as applicable, and the avoidance of unrelated business taxable income for benefit plan investors and other investors that are generally otherwise exempt from U.S. federal income tax.

Prospective investors are urged to consult their tax advisors with respect to the specific U.S. federal, state, local, U.S. and
non-U.S.
tax consequences, including applicable tax reporting requirements.

Co-Investment Exemptive Order
The 1940 Act imposes significant limits on
co-investments
with affiliates of the Fund. As a registered investment company, the Fund is prohibited under certain provisions of the 1940 Act from conducting certain transactions alongside its affiliates without the prior approval of the SEC. The Fund, the Adviser and other related entities have been granted an exemptive order from the SEC, which permits the Fund to co-invest
alongside other funds and accounts managed and controlled by the Adviser and its affiliates in privately-negotiated investments, in a manner consistent with its investment objective, policies and restrictions as well as applicable regulatory requirements (the
“Co-Investment
Exemptive Order”). Pursuant to the
Co-Investment
Exemptive Order, the Fund generally is permitted to
co-invest
alongside certain of its affiliates if the Fund and each affiliate participating in the transaction acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and generally with substantially the same other terms. In addition, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Directors is required to make certain findings in connection with certain co-investment transactions. The
Co-Investment
Exemptive Order contains certain conditions that limit or restrict the Fund’s ability to participate in such investment opportunities. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment.

Voting Interest
Subject to the rights of holders of any other class or series of Shares, each Share will be entitled to one vote on all matters submitted to a vote of Shareholders, including the election of Directors. On each matter submitted to a vote of Shareholders, all Shares of all classes shall vote as a single class, except if a separate vote of any class is required by the 1940 Act or attributes applicable to a particular class, if a matter affects only the interests of a particular class, or if the Board determines otherwise. There will be no cumulative voting in any circumstance. To the extent that the 1940 Act requires that Directors be elected by Shareholders, any such Directors will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present. Under the LLC Agreement, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the (i) Board or (ii) Shareholders holding at least a majority of the total number of votes eligible to be cast by all Shareholders. Except for the exercise of such voting privileges, Shareholders are not entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund. See “Certain Provisions in the Limited Liability Company Agreement” for a summary description of material terms of the LLC Agreement.

Custodian	State Street serves as the custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians.

Sub-Administrator, Transfer Agent and Dividend Paying Agent
State Street serves as the
Sub-Administrator,
transfer agent and dividend paying agent of the Fund. In such capacities, the
Sub-Administrator
assists the Administrator in the provision of administrative and accounting services to the Fund, provides transfer agency services to the Fund and manages the administration of the DRIP, respectively.

Fiscal and Tax Year	The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the LLC Agreement.

SUMMARY OF FEES AND EXPENSES
The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund. This fee table is based on estimated expenses of the Fund for the fiscal year ending March 31, 2026, and assumes that the Fund has net assets of $569,620,294 as of such date.

Shareholder Transaction Expenses (fees paid directly from your investment)	Class S Shares	Class D Shares	Class I Shares	Class M Shares
Maximum Sales Load (as a percentage of purchase amount) (1)	3.50%	—%	—%	3.50%
Maximum Early Repurchase Fee (as a percentage of repurchased amount) (2)	2.00%	2.00%	2.00%	2.00%

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class S Shares	Class D Shares	Class I Shares	Class M Shares
Management Fee (3)	1.00%	1.00%	1.00%	1.00%
Incentive Fee (4)	—%	—%	—%	—%
Other Expenses (5)	1.59%	1.59%	1.59%	1.59%
Distribution and Servicing Fee	0.75%	0.25%	—%	0.50%
Acquired Fund Fees and Expenses (6)	0.53%	0.53%	0.53%	0.53%
Interest Payments on Borrowed Funds (7)	0.34%	0.34%	0.34%	0.34%
Total Annual Expenses	4.21%	3.71%	3.46%	3.96%
Fee Waiver and/or Expense Reimbursement (8)	(0.74)%	(0.74)%	(0.74)%	(0.74)%

Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	3.47%	2.97%	2.72%	3.22%

(1)
Investors purchasing Class S and Class M Shares may be subject to a sales load of up to 3.50% of the investment amount. While the Fund does not impose an initial sales charge on Class I or Class D Shares, if a Shareholder buys Class D Shares through certain selling agents or financial intermediaries, such selling agent or financial intermediary may directly charge Shareholders transaction or other fees in such amount as they may determine.

(2)
A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year
anniversary of a Shareholder’s purchase of the Shares (on a
“first-in,
first-out” basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

(3)
The Fund pays the Adviser a monthly Management Fee at an annual rate of 1.00% based on the value of the Fund’s net assets, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Management Fee payable to the Adviser: (i) the Fund’s net assets means its total assets less liabilities determined on a consolidated basis in accordance with GAAP; and (ii) the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee and Incentive Fee, if any, payable to the Adviser, or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund.

(4)
At the end of each calendar quarter, the Adviser is entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee and Loss Recovery Account, the term “net profits” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP exceeds (ii) the sum of (X) the NAV of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP). For the avoidance of doubt, any change in the NAV of the Fund directly as a result of subscriptions or repurchases during each measurement period is not included for purposes of the “net profits” or “net losses” calculations. Because the Incentive Fee is speculative, no Incentive Fee is presented for the initial year of the Fund’s operations.

(5)
Other Expenses include, among other things, estimated professional fees and other expenses that the Fund bears, including initial and ongoing offering costs and fees and/or expenses of the Administrator,
Sub-Administrator,
transfer

agent and custodian, and the reimbursement of the Fund’s allocable portion of the Administrator’s ove
r
head and other ex
pen
ses (including travel expenses) incurred by the Administrator in performing its obligations under the Administration Agreement, including the Fund’s allocable portion of the compensation, rent and other expenses of certain officers of the Fund and their respective staffs.

(6)
Acquired Fund Fees and Expenses include (i) the actual fees and expenses of the Portfolio Funds in which the (a) Predecessor Fund invested during the period April 1, 2024 to March 31, 2025 and (b) Fund intends to invest during the fiscal year ending March 31, 2026, and (ii) the estimated fees and expenses of additional Portfolio Funds in which the Fund intends to invest based on the anticipated net proceeds of the offering, expressed as a percentage of estimated average net assets of $481,664,292 for the fiscal year ending March 31, 2026. The Portfolio Funds in which the Fund invests, and in which the Predecessor Fund was invested in, generally charge a management fee of 1.00% to 2.00% (annualized) of the commitment amount of the Fund’s investment, and 20% to 30% of a Portfolio Fund’s net profits as a carried interest allocation, subject to a clawback. The Portfolio Funds generally will be subject to a carried interest clawback. The Acquired Fund Fees and Expenses disclosed above are based on historic returns of the Portfolio Funds in which the Fund is invested and expects to invest, which may change substantially over time. The Acquired Fund Fees and Expenses reflects operating expenses of the Portfolio Funds (
i.e.,
management fees, administration fees and professional and other direct, fixed fees and expenses of the Portfolio Funds) and does not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind.
As such, fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds.

(7)	Interest Payments on Borrowed Funds are estimated for the Fund’s current fiscal year, and include fees payable under the Facility.

(8)
Pursuant to the Expense Limitation Agreement, the (i) Adviser has agreed to waive fees that it would otherwise be paid and/or (ii) Adviser, or an affiliate thereof, has agreed to assume expenses of the Fund if required to ensure the annual operating expenses of the Fund, excluding the Excluded Expenses, do not exceed 0.85% per annum of the average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay to the (i) Adviser any fees waived under the Expense Limitation Agreement and/or (ii) Adviser, or an affiliate thereof, any expenses reimbursed in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser or its affiliate, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser or its affiliate incurred the expense. The Expense Limitation Agreement has an initial term ending on July 1, 2026, one year from the effective date of the Fund’s initial Prospectus, and the Adviser may determine to extend the term for a period of one year on an annual basis, subject to the approval by the Board, including a majority of the Independent Directors. The Expense Limitation Agreement may not be terminated by the Adviser during the initial term; rather, only the Board may terminate the Expense Limitation Agreement during the initial term.

The purpose of the table above and the examples below is to assist prospective investors in un de
rsta
ndin
g the v
ari
ous
costs
and expenses Shareholders will bear.
The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. Because there are no costs to you associated with repurchases of your Shares if held through the end of the period indicated, your costs would be the same whether you hold your Shares or tender your Shares for repurchase at the end of the time periods indicated. The examples assume that all distributions are reinvested at NAV and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year
example and the first year of the
three-,
five-
and
ten-year
examples, and the Annual Expenses have been reduced after the first year of the three-,
five-
and
ten-year
examples to reflect the completion of organization expense amortization). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.

The examples illustrate the expenses, including a sales load, as applicable, that you would pay on a $1,000 investment in each class of Shares, assuming a 5% annual return.

	1 Year	3 Years	5 Years	10 Years
Class S	$69	$134	$202	$382
Class D	$30	$88	$149	$313
Class I	$28	$81	$137	$289
Class M	$66	$127	$191	$360
The examples illustrate the expenses, including a sales load, as applicable, that you would pay on a $50,000 investment in each class of Shares, assuming a 5% annual return.

	1 Year	3 Years	5 Years	10 Years
Class S	$3,437	$6,716	$10,108	$19,108
Class D	$1,500	$4,410	$7,450	$15,657
Class I	$1,376	$4,038	$6,833	$14,444
Class M	$3,317	$6,362	$9,527	$17,999
The examples above are based on the annual fees and expenses set forth on the table above. They should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the examples. A greater rate of return than that used in the examples would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of any Incentive Fee, if applicable.
FINANCIAL HIGHLIGHTS
The Fund’s financial highlights
included
in the Fund’s
Semi-Annual Report to Shareholders for the six months ended September 30, 2025
, as filed with the SEC on Form N-CSR on December 1, 2025, are incorporated by reference into this Prospectus.
PERFORMANCE
Appendix A to this Prospectus contains the actual, prior performance (
i.e.,
the historical monthly performance and average annual total returns) of the Fund. The performance information is intended to help you understand the risks of investing in the Fund. Performance prior to April 1, 2025 reflects the performance of the Predecessor Fund and the actual fees and expenses that were charged by the Predecessor Fund. The performance information illustrates the changes in the performance of the Fund from inception of the Predecessor Fund and compares the performance of the Fund to the performance of a securities market index over various periods of time. It is anticipated that the Fund’s fees and expenses will be higher than those of the Predecessor Fund on account of the fact that the Predecessor Fund was not subject to the investment limitations, diversification requirements and other restrictions imposed by the 1940 Act (as it was exempt from registration under the 1940 Act pursuant to Section 3(c)(7) thereof) or the Code. Accordingly, if the Predecessor Fund’s performance had reflected the Fund’s estimated fees and other expenses, the Predecessor Fund’s performance would have been lower. Had the Predecessor Fund been subject to the provisions of the 1940 Act and/or the provisions of the Code applicable to investment companies, its investment performance could have been adversely affected.
Past performance is not an indication of future performance and the performance information in Appendix A to this Prospectus should not be viewed as indicative of the future investment performance of the Fund. Future investments will be made under different economic conditions and the Fund may invest a substantial portion of its assets in different securities. Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix A.
THE PAST PERFORMANCE OF THE FUND AND THE PREDECESSOR FUND IS NOT INDICATIVE OF THE FUTURE RESULTS OF THE FUND.

THE FUND
The Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end,
non-diversified,
management investment company. The Fund is the successor to the Predecessor Fund, a Cayman Islands exempted limited partnership that was not registered under the 1940 Act. The Predecessor Fund converted to a Delaware limited liability company on March 26, 2025 and registered under the 1940 Act on April 1, 2025. The Fund’s principal office is located at One North Wacker Drive, Suite 2700, Chicago, IL 60606.
Investment advisory services are provided to the Fund by the Adviser pursuant to the Investment Advisory Agreement entered into between the Fund and the Adviser. The Board is responsible for monitoring and overseeing the investment program of the Fund. See “Management of the Fund.”
USE OF PROCEEDS
The proceeds from the sale of Shares, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable after receipt of such proceeds, consistent with market conditions and the availability of suitable investments and capital inflows into the Fund. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering to certain investments due to the nature of those investments. It is anticipated that proceeds from the sale of Shares will be invested in or committed to appropriate investment opportunities within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months. Such proceeds will be invested together with any interest earned in the Fund’s account with the Fund’s custodian prior to the closing of the applicable offering. See “Purchasing Shares.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private equity markets transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for the managers of the Portfolio Funds (“Portfolio Fund Managers”) to invest the amounts committed by the Fund. Accordingly, during this period, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.
Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in Liquid Assets. In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs. The Fund may not achieve its investment objective, or otherwise fully satisfy its investment policies, during such periods in which the Fund’s assets are not able to be substantially invested in accordance with its investment strategies.

INVESTMENT PROGRAM
Investment Objective
The Fund’s investment objective is to seek attractive long-term capital appreciation. The Fund seeks to achieve its investment objective by investing in a broad portfolio of global private markets investments.
The Fund’s investment objective is not a fundamental policy of the Fund and may be changed by the Board without the approval of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Fund’s fundamental policies, which are listed in the SAI, may only be changed by the affirmative vote of a majority of the Fund’s outstanding voting securities.
Investment Strategy
The Fund intends to provide Shareholders with access to private markets investments that typically are available only to larger institutional investors. The Fund may gain access to private markets investments through a number of different approaches, including: (i) Primary and Secondary Investments; and (ii) Direct Investments. The Fund seeks to provide investors with exposure to a broad spectrum of types of private equity and other private markets opportunities across geography, strategy and sub-asset
classes (
e.g.,
growth equity, buyout, venture capital, senior debt, mezzanine/subordinated debt, restructuring/distressed debt and special situations) in an evergreen investment structure.
Primary and Secondary Investments
The Fund may invest in Portfolio Funds.

•	A “Primary Investment” is an investment in an original issuance of a Portfolio Fund which has yet to invest a substantial portion of its capital in underlying portfolio companies.

•	A “Secondary Investment” is an investment through a secondary purchase of a Portfolio Fund or the substantive equivalent based on underwriting of identified funds/portfolio companies.
Direct Investments
The Fund may invest in private companies via growth equity investments, co-investments
and private credit investments.

•	A “Growth Equity Investment” is an equity or equity-like investment in an identified portfolio company.

•
A
“Co-Investment”
is an investment in a Portfolio Fund or sponsored transaction that is intended to invest in an identified buyout, growth equity or other alternative asset transaction (the securities or instruments of which primarily constitute equity or equity-like instruments), generally made alongside a private fund sponsor.

•
A “Private Credit Investment” is an investment in senior and/or subordinated debt that is secured and/or unsecured (which, for the avoidance of doubt, will not include equity investments that are otherwise structured as credit for tax or regulatory reasons but are expected to have equity-like returns) and, potentially as a component of the transaction, preferred or common equity, warrants and other securities offered in connection with such Private Credit Investment.

A designated member of Adams Street’s investment strategy and risk management team, in consultation with the Adviser’s or its affiliates’ legal and compliance team where deemed appropriate, will determine whether to classify an investment as a Primary Investment, Secondary Investment, Growth Equity Investment,
Co-Investment
or Private Credit Investment through consideration of various factors, including: (i) the percentage of the investment funded; (ii) the value of the underlying assets; (iii) the expected timing of distributions of investment returns to limited partners; (iv) the structure of the investment; (v) the asset type, industry, entry valuation, stage and sector of the investment; (vi) the level and type of diligence able to be performed on the investment; (vii) the percentage of the investment that is determined to be credit as compared to equity; (viii) the fact that the transaction is or is not characterized as a specific type of investment in the relevant market and/or by the other parties to the transaction; and (ix) such other objective factors as set forth in the Adviser’s investment allocation policy.
Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Equity Investments. For purposes of this 80% policy, “Private Equity Investments” include Direct Investments (except for publicly listed private equity investments and Private Credit Investments) and Primary and Secondary Investments. This policy may be changed by the Board, upon sixty (60) days’ prior written notice to Shareholders. This test is applied at the time of investment; later percentage changes caused by a change in the value of the Fund’s assets, including as a result of a change in the value of the Fund’s investments or due to the issuance or repurchase of Shares, will not require the Fund to dispose of an investment.
For purposes of the Fund’s 80% policy, “publicly listed private equity investments” generally include investments in publicly listed companies that pursue the business of private equity investing, including private equity and venture capital companies, alternative asset managers, business development companies, special purpose acquisition companies, holding companies, financial institutions and other entities whose primary purpose is to invest in, lend capital to and/or provide services to privately held companies.
The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries. The Fund’s portfolio is anticipated to include investments in a number of different currencies.
The Adviser manages the Fund’s asset allocation and investment decisions with a view towards managing liquidity and maintaining a high level of investment in Fund Investments. The asset allocation and investment selection among Fund Investments will vary over time based on the Adviser’s analysis of private markets, the Fund’s existing portfolio at the relevant time, market conditions, deal flow, timing, volume of subscriptions and redemptions and other factors. The Fund’s asset allocation may be based, in part, on anticipated future capital calls and distributions from such investments. The Adviser may also take other anticipated cash flows into account, such as those relating to new subscriptions into the Fund, the repurchase of Shares through periodic tenders by Shareholders and any distributions made to Shareholders. To forecast portfolio cash flows, the Adviser utilizes quantitative and qualitative factors, including historical private equity data, actual portfolio observations and qualitative forecasts prepared by the Adviser.
The Fund may have exposure to Private Credit Investments, including, without limitation, Rule 144A securities, syndicated and other floating rate senior secured loans issued in private placements by U.S. and foreign corporations, partnerships and other business entities, privately placed bank loans, restricted securities, and other securities and instruments issued in transactions exempt from the registration requirements of the 1933 Act, including, potentially as a component of a transaction, preferred or common equity, warrants and other securities offered in connection with such credit. The Fund may invest in Private Credit Investments directly or indirectly through Portfolio Funds. In some cases, the Fund’s exposure to Private Credit Investments may be used to manage portfolio liquidity.
The Fund may establish one or more credit facilities and enter into other financing arrangements for a range of purposes, including: (i) to provide liquidity for investment funding requests from underlying investments; (ii) to satisfy tender requests; (iii) to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments; (iv) to otherwise satisfy Fund obligations; or (v) for investment purposes. There is no assurance, however, that the Fund will be able to timely repay any borrowings under any such credit line, which may result in the Fund incurring leverage on its portfolio investments from time to time. There can be no assurance that the Fund will be able to renew any such credit line on attractive terms. Under the 1940 Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have asset coverage (as defined in the 1940 Act) of less than 300% with respect to indebtedness. This means that at the time the borrowing is made, the value of the Fund’s borrowings may not exceed one-third
the value of the Fund’s total assets (including such borrowings), or 50% of the Fund’s net assets. None of the foregoing 1940 Act requirements apply to Portfolio Funds in which the Fund invests unless such Portfolio Funds are registered under the 1940 Act. To enhance the Fund’s liquidity, particularly in times of possible net outflows through the repurchase of Shares by periodic tender offers to Shareholders, the Adviser may sell certain of the Fund’s assets.
The Board may modify the borrowing policies of the Fund, including the purposes for which borrowings may be made, and the length of time that the Fund may hold portfolio securities purchased with borrowed money. The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the Shareholders and the terms of any borrowings may contain provisions that limit certain activities of the Fund. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.
From time to time, the Fund invests a portion of its assets in a portfolio of Liquid Assets, including: cash and cash equivalents; short-term, high-quality
(i.e
., investment grade or higher), liquid debt securities and other credit instruments; and other investment companies, including money market funds and exchange traded funds. During normal market conditions, it is generally not expected that the Fund will hold more than 20% of its net assets in Liquid Assets for extended periods of time. For temporary defensive purposes, liquidity management or in connection with implementing changes in the asset allocation, the Fund may hold a substantially higher amount of Liquid Assets.
The Fund may, from time to time in its sole discretion, take temporary or defensive positions in Liquid Assets to attempt to reduce volatility caused by adverse market, economic, or other conditions. Any such temporary or defensive positions could prevent the Fund from achieving its investment objective. In addition, subject to applicable law, the Fund may, in the Adviser’s sole discretion, hold cash, cash equivalents, other short-term securities or investments in money market funds pending investment, in order to fund anticipated repurchases, expenses of the Fund or other operational needs, or otherwise in the sole discretion of the Adviser.
The Fund may make investments directly or indirectly through one or more wholly owned subsidiaries. The Fund may form a subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient
manner or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments also will refer to any subsidiary’s investments. In determining which investments should be bought and sold for a subsidiary, the Adviser will treat the assets of the subsidiary as if the assets were held directly by the Fund. The financial statements of each subsidiary will be consolidated with those of the Fund.
If the Fund’s subsidiaries make investments, they will bear their respective organizational and operating fees, costs, expenses and liabilities and, as a result, the Fund will indirectly bear these fees, costs, expenses and liabilities. Because the Fund’s subsidiaries will be wholly owned, they will have the same investment strategies as the Fund. In addition, the subsidiaries will be consolidated subsidiaries of the Fund and the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the subsidiaries.
The Adviser will comply with the provisions of the 1940 Act relating to investment advisory contracts as an investment adviser to the subsidiaries under Section 2(a)(20) of the 1940 Act. The subsidiaries will comply with the provisions relating to affiliated transactions and custody of the 1940 Act. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

Private Equity Market Overview
Private equity investors have provided the capital for many of the most successful companies in the marketplace today. Private equity has grown from a small, U.S.-centric cottage industry into a large, multi-faceted global asset class. For many years, the private equity industry consisted of a small number of institutional investors providing capital to entrepreneurs and venture capitalists. The industry began to grow in the late 1970s as more institutional investors invested in the asset class. By the mid-1980s,
buyout transactions became more commonplace, providing an additional subclass for investment. Today, talented general partners (“GPs”) can be found in many parts of the world. Transactions are being completed in many countries as private equity has become a more acceptable form of exit or financing for many business owners. Institutional investors in North America, Europe, Asia and Australia have increasingly become meaningful investors in the asset class.
Private equity has historically been appealing as an asset class due to its attractive risk-return characteristics and relatively low correlation with other asset classes. Private equity investing involves a number of risks that are not generally associated with investing in publicly traded companies. The first risk is that private equity investments are typically illiquid for an extended period of time. Also, many private equity investments are made in companies that are relatively new with unproven business models, or have experienced some type of distress and are in the process of being reorganized. Further, many private equity investors utilize borrowing as a normal part of their investment strategy. Given these increased risks, investors expect to earn higher returns over an extended period of time. Most private equity investors use a publicly traded benchmark plus a premium of
300-500
basis points per annum for their long-term private equity return expectation.
Private equity funds are typically divided into three broad subclasses:
Venture Capital and Growth Equity
Venture Capital
partnerships include early-stage venture capital partnerships, which primarily invest in businesses still in the conceptual stage
(start-up
or seed), or where products may not be fully developed, and where revenues and/or profits may be several years away; and later-stage venture capital partnerships, which invest in more mature companies in need of growth or expansion capital.
Growth Equity
is strategically positioned between early and
pre-initial
public offering stages to invest in category leading companies going through transformational periods of rapid growth and expansion. Companies that can maintain high growth rates at scale have the potential ability to continue to expand equity value even when faced with multiple compression and general market volatility.
Buyout
Buyout
partnerships provide the equity capital for acquisition transactions either from a private seller or the public, which may represent the purchase of an entire company, or a refinancing or recapitalization transaction where equity is purchased. Borrowing is often employed in these transactions at the company level and a controlling interest in the company is often, but not always, obtained by the partnership or an investor group of which it is a member.
Other
Mezzanine/subordinated debt
partnerships provide the intermediate capital between equity and senior debt in a buyout or refinancing transaction. These partnerships typically own a security in the company, which carries current interest payments, as well as a potential equity interest in the company, allowing for current income with upside potential at lower risk than a pure equity investment.
Restructuring/distressed debt
partnerships purchase opportunities generated by over-leveraged or poorly managed companies. Restructuring partnerships typically make new equity investments in financially or operationally troubled companies, often for a control position, with a view to improving the balance sheet and operations for a subsequent sale. Distressed debt partnerships purchase the debt (senior, junior or trade debt) of companies in distress, whether in bankruptcy or not, with a view to participating in the increase in value of the debt held which can be created in a re-organization,
and often includes conversion of the debt into equity of the reorganized company.
Special situation
partnerships include organizations with a specific industry focus or transaction type not covered by the other private equity subclasses set forth above, or unique opportunities that fall outside such subclasses.
The different subclasses tend to perform differently in various economic environments. Therefore, exposure to each of these subclasses provides an important element of diversification in a private equity portfolio.
Private Credit Market Overview
The Adviser believes that increasing regulation has caused U.S. commercial banks to substantially reduce their lending to middle-market companies. At the same time, demand for debt capital, particularly in the market for private equity-backed leveraged buyouts, has continued to grow. It is the Adviser’s belief that this demand/supply imbalance has helped make the yields and terms that can be obtained from the private credit issued by middle-market companies comparatively more attractive than many other investment alternatives available in the credit markets today.
As compared to broadly syndicated loans and public high yield bonds, private middle-market credit has a number of advantages:

•	It has historically priced at a premium.

•	It is usually a component of more conservative capital structures that are less leveraged.

•	It typically contains more robust covenants and lender-friendly protections.

•	It has experienced lower default rates and higher recoveries.
In the past, commercial banks were a primary source of capital for middle-market companies. Towards the end of the 1990s, the banks began to substantially reduce the leveraged loans they were willing to hold. This was accomplished, in large part, by syndicating the unwanted exposure into the institutional loan market. Because most buyers of loans in the institutional market required liquidity, smaller, less liquid middle-market loans that were not as easily syndicated or traded, were de-emphasized
by the banks.
While, as a result of the banks’ withdrawal, debt capital was becoming scarce, demand was continuing to grow. The growing demand was fueled, to a significant extent, by private equity sponsors, who raised substantial pools of capital and needed the debt to help finance their buyouts.
The Adviser believes that the combination of premium pricing and better performance with respect to defaults and recoveries makes private credit a compelling investment proposition. In the Adviser’s view, the factors that helped create these favorable conditions in the market for private credit are both structural and secular in nature and therefore likely to be long lasting.
The Adviser’s Investment Strategy and Process
The Adviser believes that a portfolio that is diversified across the various private equity and credit subclasses can consistently generate superior returns with lower volatility, and therefore, lower risk, than strategies that focus on a single subclass, such as venture capital or buyouts. The Adviser also believes investing in a globally diversified private equity portfolio has the capacity to substantially reduce variability in returns, creating a level of investment stability for its investors. The Adviser actively seeks to invest in areas within the private equity universe where it perceives value to be the greatest, including areas outside the venture capital and buyout subclasses.
The Adviser believes the performance of people is fundamental in the pursuit of achieving superior returns and that managerial skill will play a pivotal role in deciphering latent pockets of opportunities that exist within the complex and volatile macro environment. Thus, the Adviser searches for opportunities with managers/companies that are not highly correlated with economic swings; however, there can be no assurance that the Adviser will be successful or that the Fund’s investments will be protected against general economic swings.
Portfolio Construction
Successful private equity investing requires an analysis of both the top-down
and
bottom-up
characteristics of a particular investment opportunity.
Top-down
factors relate to the “macro” aspects of a particular investment, such as the economic and legal environment. In addition, a top-down
analysis also refers to the desired exposure to the various asset subclasses.
Bottom-up
factors refer to the “micro” aspects, such as the specific investment skills of a particular private equity manager. The Adviser’s global strategies are built to provide investors with exposure to the best private equity managers and portfolio companies in the market. Moreover, the Adviser’s strategies provide a good balance by subclass, vintage year and geography.
Private equity is a long-term investment, and thus the Adviser’s strategic outlook incorporates long-term trends. The Adviser has developed a methodical, systematic and results-driven process in regards to its portfolio construction. The following outlines the Adviser’s portfolio construction philosophy, practices and attributes:

•	Time Diversification : An ideal private equity portfolio is constructed to weather the impact of market cycles while taking advantage of long-term secular trends.

•
Manager Excellence
: The Adviser targets managers with a track record or expected track record of benchmark out-performance,
who generate deal-flow and top quartile returns regardless of their size, geography or length of track record. The Adviser believes in partnering with the smartest, most talented and thoughtful investors in the marketplace. The Adviser generally does not back first-time managers, however if the investment professionals of the manager themselves are well-known to Adams Street through history at other firms, the Fund may, on occasion, invest in a first-time fund or act as the first institutional source of capital for a GP.

•
Company Selection Excellence
: Adams Street, through its industry leading partnership investment efforts, is a significant limited partner in many funds sponsored by top-tier
private equity firms. These relationships, along with a robust and proactive marketing strategy across the firm, generate actionable, high-quality direct investment deal flow. Adams Street’s broader exposure to equity sponsors targeting small /
mid-market
size companies in sectors undergoing growth and change provides an attractive opportunity set from which to select. Adams Street has been a consistent co-investment
partner to the GP community (
i.e
., sponsors of Portfolio Funds) since 1989 and has successfully closed 290+ investments alongside 150+ managers.

•
Geographic Expansion
: Different geographies can offer unique opportunities and risk exposures which means the Fund may benefit from the combination of less correlated assets. Through the Adviser’s risk premium analysis, the Adviser can assess new regions for viability and customize allocations to these areas based on risk-return profile.

•	Strategy : The asset allocation will include a mix of strategies, balanced with varying maturities and durations.
Top-Down
Analysis
The Adviser’s analysis of
top-down
factors begins with investment considerations that are not unique to private equity, such as the assessment of political, economic and currency risk. The top-down
analysis also focuses on

environmental characteristics that the Adviser has identified as critical to successful private equity investing, including: (i) the extent to which the market has accepted equity as a form of financing and investment; (ii) the degree to which the environment is conducive to entrepreneurial activity; (iii) the availability of attractive investment opportunities; (iv) other factors influencing the ability to invest, such as due diligence standards, accounting and tax issues and the enforceability of legal rights; and (v) the availability of exit opportunities for investments (including stock market exits).
Bottom-Up
Analysis
Given the wide dispersion of returns between the best and worst performers, the most critical aspect of investing is manager selection. In the Adviser’s experience, the best predictor of future investment success is the experience and past performance of a fund manager. Consequently, the Adviser focuses its investments with fund managers who have successful experience in making, managing and exiting investments.
For over 50 years, Adams Street has been recognized as a leading private markets management firm. During this time, Adams Street has developed a rigorous process to assess the universe of potential investments, utilizing a theme-based, research-driven approach to identify and invest in new potential top tier firms. This approach is intended to ensure that Adams Street not only continues to invest with top quartile managers in the market, but also continues to have a level of foresight in regard to identifying new firms before or as they become highly sought-after GPs.
In developed private equity markets, such as the U.S. and the UK, certain private equity firms have established franchises. Private equity firms specializing in a particular area (
e.g.,
early-stage information technology) aim to establish a reputation of understanding their chosen field and being able to execute transactions better than other, more generalist firms. This reputation attracts entrepreneurs seeking equity capital. A successful franchise will considerably enhance deal flow. The concept of franchise is beginning to take hold in other
non-U.S.
markets, in particular continental Europe.
A private equity transaction usually involves the purchase of (or investment in) a company or asset, an ensuing holding period in which value can be created organically, through acquisition or by restructuring, and a successful exit of the business. Numerous opportunities arise for the best managers with competitive advantages to excel in one or more stages of the private equity investment cycle. Characteristics required to be successful as a private equity manager include:

•
Pre-Transaction
: Origination, Due Diligence, Monitoring, Negotiation and Structuring: Private equity markets are becoming more efficient, with the volume of auctioned transactions increasing in more mature market segments, such as large buyouts in the U.S. or UK. Investment banks are increasingly appointed by the sellers in an effort to maximize proceeds, making it important for private equity firms to have differentiated plans for deal sourcing and value creation; and

•
Post-Transaction
: Monitoring, Adding Value and Exiting: In any private equity environment, the ability to find and purchase investments represents only one part of the equation. For a fund manager to achieve investment success, the manager must also possess the foresight, leadership, and management skills required of an ongoing owner of a business and be able to take advantage of, or create, opportunities to exit the investment.

When evaluating a possible investment opportunity, the Adviser looks to identify and invest with the best teams, composed of the highest quality individuals operating in each subclass and strategy type. The Adviser often conducts background checks on the key individuals, typically those with the most significant vested interest, in a firm. The Adviser utilizes its vast network of industry contacts to complete background due diligence and engage, as needed, a third-party provider to complete a background check. The operational due diligence process is part of the Adviser’s entire investment due diligence process. Evaluation of possible investment opportunities may include an indeterminate period following preliminary due diligence during which the Adviser monitors the investment opportunity prior to making a decision to pursue or reject the opportunity. Once a decision has been reached to recommend an investment, the investment is submitted to the appropriate committee for consideration and approval. The Adviser also conducts a legal review and negotiation of investment terms. After an investment has been made, the Adviser continues to play an active role in the monitoring of the manager or company.
Investment Criteria
Primary Investments
The Adviser aims to invest with the best managers in the market, regardless of their status as a “brand name.” The Adviser’s detailed due diligence process guides this manager selection, and this process enables the Adviser to identify top-tier
private equity managers that enjoy distinct, compelling and sustainable competitive advantages, demonstrate consistent long-term performance with low relative loss rates, have achieved strong positioning in the marketplace with relative franchise strength, and exhibit organizational stability through low turnover rates and appropriately shared economics across professionals.
Secondary Investments
The Adviser expects to make secondary investments primarily in private market assets such as buyouts, growth equity, venture capital, mezzanine, distressed debt, credit, and to a lesser extent special situations, real assets (including real estate, energy, mining and minerals, infrastructure, timber, and farmlands), drug royalties (and other securitized cash flow streams such as CFOs, CLOs, etc.), or other assets which the Adviser believes in the aggregate across the secondary portfolio will meet their targeted return expectations. Secondary investments may be structured in a variety of forms.
Growth Equity Investments
The Adviser seeks exposure to businesses in, but not limited to, the technology and healthcare sectors, including application software, infrastructure software, financial technology and healthcare technology, and to a lesser extent other venture capital and growth equity opportunities which the Adviser believes will meet their targeted return expectations in the aggregate across the portfolio.
When evaluating an investment opportunity, the Adviser focuses on confirming that the market size is large enough and that the company is positioned as a leader in the market, which decreases the level of product and market risk, while accepting some scaling execution risk.
Co-Investments
The Fund
co-invests
alongside lead equity sponsors and typically targets the following transaction types:

•	leveraged buyout;

•	growth equity;

•	public to private;

•	recapitalization; and

•	development capital.
Importantly, the Adviser maintains a flexible investment mandate and is consequently well-positioned to provide equity sponsors with a
Co-Investment
solution that matches the specific deal requirements.

The Adviser’s
Co-Investment
strategy is time-tested and designed to leverage longstanding GP relationships, the broad firm platform and the Adviser’s proven underwriting capabilities. The Adviser seeks to invest in a diversified pool of high-quality assets managed by top-tier
equity sponsors that are aligned with the Adviser.
Private Credit Investments
The Adviser employs a credit intensive, loss-avoidance approach with an overall goal of building portfolios comprised of “money-good” loans. The Adviser’s private credit investment results are distinguished by consistent performance, robust cash multiples and attractive total returns. The Adviser seeks to identify and invest in what the Adviser believes are established issuers with a long history of profitability, sustainable presence in their respective markets, backed by strong sponsors and led by experienced management teams.
Post-Investment Monitoring
Primary and Secondary Fund Investments
: Continuing to play an active role after investments have been made is an important part of the Adviser’s investment strategy. The Adviser’s monitoring processes are designed to: (i) reduce risk; (ii) improve/create liquidity; (iii) properly gauge valuations; (iv) monitor reporting performance; and (v) ensure conformance with various terms and covenants.
Each investment within the Fund’s portfolio is monitored by investment professionals who are tasked with analyzing quarterly reports, attending annual meetings, and making visits to the underlying portfolio companies as required. Due to its long-standing contributions to the private equity industry over a long time period, the Adviser’s perspective is viewed as valuable by many fund managers, and its investment professionals are regularly asked to sit on advisory boards. The Adviser’s standard monitoring process includes: (i) gathering portfolio company information; (ii) assessing valuations; (iii) resolving conflicts of interest; (iv) approving various waivers, amendments or extensions to partnership documents; (v) checking the allocations of income or loss; (vi) reviewing the distribution procedures and allocations; (vii) helping to recruit new GPs or associates; (viii) referring new investment opportunities; and (ix) providing the GP with guidance on industry trends, partnership organizational issues or fundraising strategies.
Growth Equity Portfolio Company Investments
: Adams Street generally has representation on the board of directors of, or personnel who are active observers in, the majority of its growth equity investments. In these roles, and even in the instances in which Adams Street does not serve on the board, the Adviser seeks to leverage its networks and experience to help grow shareholder value. Frequently, the Adviser is active in recruiting senior management team members, independent board members with relevant industry expertise, and making customer or partner introductions through its broad network. The Adviser’s sector focus also enables team members to be a more effective sounding board for management on strategic issues.
Buyout and Growth
Co-Investments
: Once closed, the Adviser will continue to monitor the performance of the investment. Investment monitoring includes reviewing quarterly reports, participating in quarterly update meetings or calls, attending annual meetings, advisory board, and informal meetings as appropriate, and making visits to the underlying portfolio companies as warranted. Investment monitoring also includes gathering portfolio company information, analyzing follow-on
investment opportunities, and assessing investment valuations. Adams Street generally does not take board seats in connection with its buyout and growth co-investments,
though it will, occasionally, take a board observer role.
Private Credit Investments
: After the investment decision is made and the deal is closed, the Adviser remains responsible for proactively monitoring the investment. The ongoing monitoring of investments conducted by the Adviser include: (i) board observer seats (in certain cases); (ii) quarterly valuation discussions; (iii) regular contact with the sponsor and portfolio company management; (iv) review of management-prepared performance reports; and (v) review of independence compliance certificates. In certain investments, the Adviser will take a board observer role to actively monitor the underlying credit. Responsibilities include analyzing monthly, quarterly, and annual financial reports, participating in quarterly update meetings or telephone calls, attending annual meetings, advisory board and informal meetings as appropriate, and making visits to the underlying portfolio companies as warranted.
Advising and Liquidating Investments
The Adviser strives to be a value-added investor for each of the Fund’s portfolio companies and funds.
Primary and Secondary Fund Investments
: As a passive investor, the Adviser depends on managers of the Portfolio Funds to guide the liquidation/exit timing of the underlying portfolio companies. However, the Adviser seeks to obtain advisory board positions where possible, in an effort to guide and influence the GP’s decision-making processes, including the timing and liquidation of investments. From time to time, the Adviser may also elect to sell a fund position on the secondary market, following an in-depth
cost-benefit analysis that takes into account, among other things, operational expenses, cost of sale, future earnings forecasts, and the growth potential of the fund.
Growth Equity Portfolio Company Investments
: Adams Street has considerable experience in aiding management with the development and growth of new companies. Adams Street has served on the boards of numerous firms and has spent considerable time advising CEOs on the development of their teams. Further, several investment professionals have direct senior management experience in privately held companies. Generally, the Adviser seeks to exit investments through a successful initial public offering, or through a sale to a strategic buyer, although financial buyers,
i.e.
, buyout firms, may also provide a means to liquidity. The probability and timing of exits varies across the portfolio and is highly dependent upon the execution of the management team at a particular portfolio company as well as the market dynamic where they operate. However, the broad perspective provided by the investing partner can be valuable when considering the most advantageous time to pursue an exit. The Adviser has overseen numerous exits both through initial public offerings and sales. Additionally, the Adviser is uniquely positioned to provide introductions to a variety of potential financial buyers of the Fund’s portfolio companies.
Buyout and Growth
Co-Investments
: Typically,
co-investment
deals are exited through a sale to a strategic buyer or financial sponsor, or through an initial public offering. The lead financial sponsor typically determines the timing and method of exit. The probability and timing of exits from investments varies across the portfolio and is highly dependent on the type of business involved, the views of the underlying managers and the specific progress made by a given portfolio company. While investment professionals are generally cognizant of opportunities to take advantage of favorable exit environments, their focus is primarily on building successful businesses and generating good returns.
Private Credit Investments
: In general, the Adviser expects the Fund’s debt investments to be repaid before their maturity through either a refinancing or recapitalization event or a sale of the underlying portfolio company. The lead sponsor typically determines the timing and method of exit. The probability and timing of exit varies across the portfolio and is dependent on the type of business involved and the views of the management team of the underlying portfolio company and the lead sponsor.

ADAMS STREET OVERVIEW
Adams Street is a leading private markets investment firm, providing private credit, private equity primary and secondary partnership investments, co-investment,
and direct growth equity investment management capabilities to institutional and individual investors. The Adviser is a subsidiary of Adams Street.
Adams Street is one of the oldest and largest private markets investment managers in the world. Together with its predecessor organizations, Adams Street has been managing direct growth equity investments since 1972. Adams Street established the first private equity fund of funds for institutional investors in 1979 and has been a pioneer in the development of the secondary market, completing its first secondary investment in 1986. As a significant, long-term investor in private markets, Adams Street has a meaningful information advantage that benefits each strategy.
Adams Street is well known internationally for its continuous commitment to, and deep understanding of, the private markets industry. As of December 31, 2025, the firm had approximately $65 billion of total assets under management, fourteen offices in ten countries, and investments spanning more than 30 countries. Adams Street believes a global outlook combined with deep local knowledge is the key to long-term, sustainable investment success.
Adams Street’s legacy began at First National Bank of Chicago (“First Chicago”) in 1972. In 1989, Adams Street’s predecessor organization, Brinson Partners, Inc., was organized and acquired the institutional asset management business from First Chicago. In 1995, Brinson Partners, Inc. and Swiss Bank Corporation (“SBC”) combined their international institutional investment management organizations into a single investment management business. Union Bank of Switzerland and SBC subsequently merged in June 1998 to form UBS AG. Adams Street spun out of UBS AG on January 1, 2001 and was comprised of the members of Brinson Partners’ Private Equity Group. Today, Adams Street is an independent, 100% employee-owned organization.
By combining all of these investment strategies into a single, global integrated platform, Adams Street aims to capitalize on knowledge, data, insights, and relationships that are not available to firms pursuing any one strategy. While each investing partner at Adams Street is primarily focused on their core strategy, there is shared compensation and knowledge at the firm level, which Adams Street believes reinforces a culture built around collaboration, teamwork, and partnership. In Adams Street’s view, this synergy is the foundation for Adams Street’s long history of success and a key competitive advantage.
Adams Street Key Strengths

•
Experience and Reputation
: Adams Street is one of the most experienced and well-respected investors in private markets. Adams Street’s depth of experience as a private markets investor and the breadth of its industry relationships lead to high-quality due diligence and investment selection. Adams Street’s strong investment performance has been produced by combining a rigorous investment process refined over the years with the experience and seasoned judgment of its investment professionals.

•
Independent, Employee-Owned and Self-Governed Entity
: Adams Street is an independent, 100% employee-owned organization. Adams Street believes that employee equity ownership reinforces an alignment of economic interests with its investors.

•
Preferred Access to Private Markets
: Adams Street’s investment professionals maintain extensive, global professional networks that result in high-quality global deal flow. Adams Street believes this is a significant competitive advantage; long-standing, deep relationships with top-tier
private equity managers result in preferred access to their funds. Due to its relationships, Adams Street frequently has early access to attractive investment opportunities that are not generally available in the marketplace. Adams Street has been investing with many quality managers since their inception, resulting in preferential access to, and capacity in, many top-tier
funds that are generally not open to new limited partners.

•
Involvement in All Aspects of the Private Markets Business
: Adams Street has relevant experience and expertise in each line of its private markets business: primary, secondary, co-investment,
growth equity, private credit and private market manager investing. Adams Street has been investing in the private markets industry for over five decades. Adams Street has established an integrated global platform comprised of strong investment teams that leverage the firm-wide relationships developed around the world creating an information advantage that benefits Adams Street’s investors.

•
Portfolio Diversification by Subclass
: Adams Street seeks to invest in a wide spectrum of private equity and debt subclasses: growth equity, buyouts, venture capital, senior debt, mezzanine/subordinated debt, restructuring/distressed debt and special situations partnerships. These subclasses tend to perform differently in response to such factors as interest rates, inflation, stock market valuations, corporate earnings strength and other general economic factors. An obvious by-product
of this diversification is the underlying diversification due to the large number of companies in which the underlying partnerships themselves make investments. Adams Street believes diversification by subclass will reduce volatility, thereby reducing risk in comparison to strategies that focus on a single subclass, such as venture capital or buyouts. When making investment decisions that will generate attractive risk-adjusted returns, Adams Street considers overall market conditions and risk/return characteristics of each subclass as well as individual manager capabilities and past performance.

•
Portfolio Diversification by Geography
: Adams Street seeks to invest globally and target broad geographical diversification. Geographical diversification offers further risk control and return enhancement opportunities within a private equity portfolio.

•
Access to Secondary Investment Opportunities
: Investors access the secondary market to benefit from both its structural attributes as well as its attractive risk/return characteristics. Funds typically trade in the secondary market after they have matured for multiple years under their initial owner. This seasoning of funds and the visibility into the underlying portfolio assets provide several benefits to secondary buyers, including limited blind pool risk, shorter duration, diversification and diminishment of the
“J-curve”
effect that occurs during the early lifecycle of Primary Investments when expenses outweigh investment gains. Adams Street has been a pioneer in the development of the secondary market and completed its first secondary investment in 1986. The firm is viewed by sellers as an efficient and discreet buyer, and by managers of private markets funds as a desirable, collaborative partner. Furthermore, Adams Street’s secondary investment strategy is time-tested and built to leverage its competitive advantages—Adams Street GP relationships, cross-platform collaboration, and 40+ years of private company data—to gain unique investment insights that help target and source high-quality, hard to access transactions.

•
Access to
Co-Investment
Opportunities
: Adams Street, through its industry leading partnership investment efforts, is a significant limited partner in many funds sponsored by top-tier
private equity firms. These partnership relationships, along with a robust and proactive marketing strategy across the firm, generate actionable, high-quality deal flow for Adams Street’s co-investment
efforts, which Adams Street believes is a significant competitive advantage.

•
Access to High-Quality, Multi-Stage Growth Equity Investments
: The Adviser leverages Adams Street’s relationships and sector expertise to source deal flow and gain access to high-quality transactions with some of the best venture capital and growth equity firms in the world. The Adviser is uniquely positioned to leverage long-term relationships and information flow to generate proprietary company insights.

•
Access to Private Credit Investment Opportunities
: Adams Street believes that increasing regulation has caused U.S. commercial banks to substantially reduce their lending to middle-market companies. At the same time, demand for debt capital, particularly in the market for private equity-backed leveraged buyouts, has continued to grow. It is Adams Street’s belief that this demand/supply imbalance has helped make the yields and terms that can be obtained from the private debt issued by middle-market companies comparatively more attractive than many other investment alternatives generally available in the credit markets today.

LEVERAGE
The Fund may use leverage to seek to achieve its investment objective or for liquidity (
i.e.,
to finance the repurchase of Shares and/or bridge the financing of Fund investments pending the acceptance of funds from investor subscriptions). The Fund’s use of leverage may increase or decrease from time to time in its discretion, and the Fund may, in the future, determine not to use leverage. Under the 1940 Act, the Fund may borrow in an aggregate amount of up to approximately 33
1
⁄
3
% of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) immediately after such borrowings. Furthermore, the Fund may use leverage through the issuance of preferred shares in an aggregate amount of liquidation preference attributable to the preferred shares combined with the aggregate amount of any borrowings of up to approximately 50% of the Fund’s total net assets immediately after such issuance. Currently, the Fund has no intention to issue preferred shares. The use of leverage creates an opportunity for increased investment returns, but also creates risks for the holders of Shares.
Certain types of leverage used by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. The Adviser does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.
Credit Facility
The Fund, directly or through one or more SPVs, may establish one or more credit facilities and enter into other financing arrangements for a range of purposes, including: (i) to provide liquidity for investment funding requests from underlying investments; (ii) to satisfy tender requests; (iii) to manage timing issues in connection with the inflows of additional capital and the acquisition of Fund investments; (iv) to otherwise satisfy Fund obligations; or (v) for investment purposes. The Fund cannot assure Shareholders that the Fund will be able to enter into a credit facility. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with a credit facility or other borrowings, lenders may require the Fund to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask it to comply with positive or negative covenants that could have an effect on the Fund’s operations. In addition, from time to time, the Fund’s losses on leveraged investments may result in the liquidation of other investments held by the Fund and may result in additional drawdowns to repay such amounts.
The Borrowers have entered into the Credit Agreement with the Lender. Under the Credit Agreement, the Borrowers are permitted to borrow up to a maximum aggregate outstanding principal amount of $150,000,000, subject to change by mutual agreement of the Fund and the Lender. Borrowings under the Facility accrue interest at an agreed upon rate, and the Borrowers pay a commitment fee on any unused portion of the Facility. The Credit Agreement will expire on December 4, 2026 unless earlier terminated or extended or renewed.
The Credit Agreement contains provisions customarily found in credit agreements for similar financings, including, among other things, a right to require that all outstanding amounts and all interest thereon are repaid during an event of default, and indemnification of the Lender against liabilities it may incur in connection with the Facility. The Borrowers’ draws under the Facility, if any, will be secured by certain of the Borrowers’ assets, including the Fund’s interests in the two SPVs and the Borrowers’ interests in Portfolio Funds (including the right to receive distributions and other proceeds therefrom). If any Borrower were to fail to meet its obligations under the Facility and an event of default were to occur, the Lender would be entitled, in its sole discretion and without regard to the Fund’s investment objective, to liquidate the assets pledged as security. This could have a material adverse effect on the Fund and returns to Shareholders.

There can be no assurance that the Facility will not in the future be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of preferred shares or debt securities or by the use of other forms of leverage. Any credit facility and leverage used by the Fund is separate from any credit facility or leverage used by Portfolio Funds, which may be substantial.
Effects of Leverage
The following table is designed to illustrate the effect of leverage on the total return of Shares, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of
-10%,
-5%,
0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. In other words, the Fund’s actual returns may be greater or less than those appearing in the table below. The table further reflects the use of leverage representing approximately 10% of the Fund’s assets after such issuance and the Fund’s currently projected annual interest rate of 6.19%. The table does not reflect any offering costs of Shares.

Assumed Return on Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Shareholder	-11.8%	-6.3%	-0.8%	4.7%	10.2%
Corresponding Return to Shareholder is composed of two elements: the dividends on Shares paid by the Fund (the amount of which is largely determined by the Fund’s net investment income after paying the cost of leverage) and gains or losses on the value of the securities the Fund owns.
RISKS
AN INVESTMENT IN THE FUND INVOLVES A HIGH DEGREE OF RISK AND THEREFORE SHOULD ONLY BE UNDERTAKEN BY QUALIFIED INVESTORS WHOSE FINANCIAL RESOURCES ARE SUFFICIENT TO ENABLE THEM TO ASSUME THESE RISKS AND TO BEAR THE LOSS OF ALL OR PART OF THEIR INVESTMENT. THE FOLLOWING RISK FACTORS DESCRIBE POTENTIAL MATERIAL RISKS THAT SHOULD BE CAREFULLY EVALUATED BEFORE MAKING AN INVESTMENT IN THE FUND. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO THE FUND OR THAT THE FUND CURRENTLY DEEMS TO BE IMMATERIAL ALSO MAY MATERIALLY ADVERSELY AFFECT THE FUND’S BUSINESS, FINANCIAL CONDITION AND/OR OPERATING RESULTS. INVESTORS SHOULD CONSULT WITH THEIR OWN FINANCIAL, LEGAL, INVESTMENT AND TAX ADVISORS PRIOR TO INVESTING IN THE FUND.
Investment in the Fund is suitable only for those persons who, either alone or together with their duly designated representative, have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of their proposed investment, who can afford to bear the economic risk of their investment, who are able to withstand a total loss of their investment and who have no need for liquidity in their investment and no need to dispose of their Shares to satisfy current financial needs and contingencies or existing or contemplated undertakings or indebtedness. Potential investors with questions as to the suitability of an investment in the Fund should consult their professional advisors to assist them in making their own legal, tax, accounting and financial evaluation of the merits and risks of investment in the Fund in light of their own circumstances and financial condition.
The Fund’s investment program is speculative and entails substantial risks. In considering participation in the Fund, prospective investors should be aware of certain risk factors, which include the following:
General Risks of Investing in the Fund
General Investment Risks
. There can be no assurance that the investments held by the Fund will be profitable, that there will be proceeds from such investments available for distribution to Shareholders, or that the Fund will achieve its investment objective. An investment in the Fund is speculative and involves a high degree of risk. Fund performance may be volatile and a Shareholder could incur a total or substantial loss of its investment. There can be no assurance that projected or targeted returns for the Fund will be achieved.
Management Risk
. The Fund is subject to management risk because it is an actively managed investment portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Fund may be subject to a relatively high level of management risk because Fund Investments are highly specialized instruments that require investment techniques and risk analyses different from those associated with investing in public equities and bonds. The Fund’s allocation of Fund Investments representing various strategies, geographic regions, asset classes (and sub-asset classes) and sectors may vary significantly over time based on the Adviser’s analysis and judgment. As a result, the particular risks most relevant to an investment in the Fund, as well as the overall risk profile of the Fund’s portfolio, may vary over time. It is possible that the Fund will focus on an investment that performs poorly or underperforms other investments under various market conditions.
Dependence on Adams Street, the Adviser and Key Personnel
. Investors will be dependent on Adams Street, the Adviser or their affiliates for the management of the Fund as well as for high-quality deal flow. Investors will have no right to participate in the management of the entities in which they directly or indirectly invest. Investment professionals and employees of Adams Street, the Adviser or their affiliates will devote a portion of their time to properly carry out the Fund’s strategy. Other investment activities and managed entities of Adams Street and its affiliates are likely to require such investment professionals and employees to devote substantial amounts of their time to matters unrelated to the Fund. There can be no assurance that Adams Street, the Adviser or their affiliates will be able to maintain their professional networks, including their relationships with underlying sponsors of investment opportunities.
Adams Street, the Adviser or their affiliates have long-term relationships with a significant number of private markets sponsors, issuers and their respective senior management. Adams Street also has relationships with numerous investors, including institutional investors and their senior management. The existence and development of these relationships may influence whether the Adviser undertakes a particular portfolio investment on behalf of the Fund and, if so, the form and level of such portfolio investment. Similarly, the Adviser may take the existence and development of such relationships into consideration in its management of the Fund and its portfolio investments. Without limiting the generality of the foregoing, there may, for example, be certain strategies involving the management or realization of particular portfolio investments that the Adviser will not employ, or actions the Adviser will not take, on behalf of the Fund in light of these relationships.
The Adviser establishes internal investment portfolio construction criteria, targets, limits and guidelines (“Investment Guidelines”) for each of its mandates, which are proprietary, not disclosed, and in certain circumstances are expected to be more restrictive or limiting than those disclosed in offering materials. Such Investment Guidelines are subject to change at the Adviser’s discretion, based on the Adviser’s view of the market, investment opportunities and expected future changes. Such Investment Guidelines are permitted to limit the timing, amount or type of investments made by the Fund and there can be no guarantee that such Investment Guidelines will result in better performance than a portfolio not subject to such Investment Guidelines.
The Fund will compete for investments with third parties, including other financial managers, investment funds, pension funds, corporations, endowments and foundations, wealthy individuals and family offices, among many others. The Fund competes for limited capacity in such investments. There can be no assurance that the Adviser will be able to locate and complete attractive investments or that the investments which are ultimately made under the Fund will satisfy all of the Fund’s objectives.
Closed-End
Fund Structure; Liquidity Limited to Periodic Repurchases of Shares
. The Fund is designed primarily for long-term investors. An investment in the Fund, unlike an investment in a traditional listed closed-end
fund,

should be considered illiquid. The Shares are appropriate only for investors who are comfortable with investment in less liquid or illiquid portfolio investments within an illiquid fund. An investment in the Shares is not suitable for investors who need access to the money they invest. Unlike open-end
funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares are not redeemable at a Shareholder’s option. Unlike stocks of listed closed-end
funds, the Shares are not listed, and are not expected to be listed, for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Fund Investments are illiquid and typically cannot be transferred or redeemed for a substantial period of time. The Shares are designed for long-term investors, and the Fund should not be treated as a trading vehicle.
Repurchase of Shares Risk
. Although the Board may, in its sole discretion, cause the Fund to offer to repurchase outstanding Shares at their NAV and the Adviser intends to recommend that, in normal market circumstances, the Board conduct offers to repurchase up to 5% of the Shares outstanding (either by number of Shares or aggregate NAV) on a quarterly basis, Shares are considerably less liquid than shares of funds that trade on a stock exchange, or shares of open-end
registered investment companies. It is possible that the Fund may be unable to repurchase all of the Shares that a Shareholder tenders due to the illiquidity of the Fund Investments or if the Shareholders request the Fund to repurchase more Shares than the Fund is then offering to repurchase. If a repurchase offer is oversubscribed and the Fund determines to repurchase a pro rata portion of the Shares tendered, Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, there also is a risk that certain Shareholders may tender more Shares than they wish to have repurchased in a particular quarterly repurchase offer to account for potential proration, thereby increasing the likelihood that proration will occur. In addition, substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.
There can be no assurance that the Fund will conduct repurchase offers in any particular period and Shareholders may be unable to tender Shares for repurchase for an indefinite period of time.
There will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund’s NAV may fluctuate significantly between the time that they submit their repurchase requests and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to request that the Fund repurchase their Shares without the benefit of having current information regarding the value of Shares on a date proximate to the date on which Shares are valued by the Fund for purposes of effecting such repurchases. See “Repurchase of Shares.”
Offers for repurchases of Shares, if any, may be suspended, postponed or terminated by the Board under certain circumstances. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of Shares and the underlying investments of the Fund. Additionally, because Shares are not listed on any securities exchange, the Fund is not required, and does not intend, to hold annual meetings of its Shareholders.
Payment
In-Kind
For Repurchased Shares
. The Fund generally expects to distribute to the holder of Shares that are repurchased cash in satisfaction of such repurchase. See “Repurchase of Shares.” However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. For example, it is possible that the Fund may receive securities from a Portfolio Fund that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include a distribution in-kind
to Shareholders. In the event that the Fund makes such a distribution of securities, Shareholders will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

Restrictions on Transfers
. Transfers of Shares may be made only with the consent of the Fund, which may be withheld in the Fund’s sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability.
Non-Diversified
Status
. The Fund is a
“non-diversified”
investment company for purposes of the 1940 Act, which means it is not subject to percentage limitations under the 1940 Act on assets that may be invested in the securities of any one issuer. Having a larger percentage of assets in a smaller number of issuers makes a non-diversified
fund, like the Fund, more susceptible to the risk that one single event or occurrence can have a significant adverse impact upon the Fund.
Valuation Risk
. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market instability, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. The Adviser may, but is not required to, use an independent pricing service or prices provided by dealers to value securities at their market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value.
A substantial portion of the Fund Investments do not have readily available market quotations. Accordingly, substantially all of the Fund’s portfolio investments are valued at fair value as determined in good faith by the Adviser, as valuation designee, in accordance with the Adviser’s valuation policies and procedures and subject to the oversight of the Board. The information available in the marketplace for such companies, their securities and the status of their businesses and financial conditions is often extremely limited, outdated and difficult to confirm. In determining fair value, the Adviser is required to consider all appropriate factors relevant to value and all indicators of value available to the Fund. The determination of fair value necessarily involves judgment in evaluating this information in order to determine the price that the Fund might reasonably expect to receive for the security upon its current sale. The most relevant information may often be provided by the issuer of the securities. Given the nature, timeliness, amount and reliability of information provided by the issuer, fair valuations may become more difficult and uncertain as such information is unavailable or becomes outdated, and may differ materially from the values that would have resulted if a liquid market for such investments had existed.
The value at which the Fund’s investments can be liquidated may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of liquidations may also affect the values obtained on liquidation. In light of the fact that a substantial portion of the Fund’s assets consist of Fund Investments for which no public market exists, there can be no guarantee that the Fund’s investments could ultimately be realized at the Fund’s valuation of such investments. In addition, the Fund’s compliance with the asset diversification tests under the Code depends on the fair market values of the Fund’s assets, and, accordingly, a challenge to the valuations ascribed by the Fund could affect its ability to comply with those tests or require it to pay penalty taxes to cure a violation thereof.
In valuing the investments in Portfolio Funds held by the Fund, the Portfolio Fund Managers will attempt to accrue for future tax liabilities. However, the managers of Portfolio Funds typically do not provide any information about actual or potential future tax liabilities relating to the assets that they own. Accordingly, NAV may overestimate or underestimate the actual tax costs that will ultimately be incurred by the Fund and its investors.
The Fund’s NAV is a critical component in several operational matters, including computation of the Management Fee, the Incentive Fee and the Distribution and Servicing Fee, and determination of the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund’s investments will impact, positively or negatively, the fees and expenses Shareholders will pay, the price a Shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund. The Fund accepts purchases of Shares as of the first business day of each month. The number of Shares a Shareholder will receive will be based on the Fund’s most recent NAV, which will be calculated for the last business day of the preceding month (
i.e.,
one business day prior to the date on which the Fund will accept purchases). For more information regarding the Fund’s subscription process, see “Purchasing Shares.”
The Adviser generally expects to receive information regarding the Fund Investments on which it will base the Fund’s NAV only as of each calendar quarter end and on a significant delay. The Adviser generally does not expect to receive updated information intra quarter for such investments. As a result, the Fund’s NAV for periods other than calendar quarter end will likely be based on information from the prior quarter. The Fund may need to liquidate certain investments, including Fund Investments, in order to repurchase Shares in connection with a repurchase offer. A subsequent decrease in the valuation of the Fund’s investments after a repurchase offer could potentially disadvantage remaining Shareholders to the benefit of Shareholders whose Shares were accepted for repurchase. Alternatively, a subsequent increase in the valuation of the Fund’s investments could potentially disadvantage Shareholders whose Shares were accepted for repurchase to the benefit of remaining Shareholders. Similarly, a subsequent decrease in the valuation of the Fund’s investments after a subscription could potentially disadvantage subscribing investors to the benefit of pre-existing
Shareholders, and a subsequent increase in the valuation of the Fund’s investments after a subscription could potentially disadvantage pre-existing
Shareholders to the benefit of subscribing investors. For more information regarding the Fund’s calculation of its NAV, see “Net Asset Valuation.”
Additionally, the valuations reported by Portfolio Fund Managers or GPs may be subject to later adjustment or revision. For example, fiscal year-end NAV calculations of the Portfolio Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. The Fund’s NAV also may be revised as part of the preparation of its financial statements to include adjustments made in accordance with GAAP required at period end for financial reporting purposes and, as a result, the NAV for financial reporting purposes and the returns based upon those NAVs may differ from the NAV and returns for Shareholder transactions. Because such adjustments or revisions, whether increasing or decreasing the NAV of the Fund at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. In other words, if the Fund’s NAV is adjusted after Shareholders have received their repurchase proceeds, the adjustment will not, in most cases, result in an adjustment to a Shareholder’s repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or GPs or revisions to the NAV of a Portfolio Fund adversely affect the Fund’s NAV, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV lower than the adjusted amount.
Similarly, if the Fund’s NAV is adjusted after a Shareholder purchases Shares, the adjustment generally will not result in an adjustment to the purchase price of such Shares. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Fund Managers or GPs or revisions to the NAV of a Portfolio Fund adversely affect the Fund’s NAV, a purchasing Shareholder may be adversely affected by having purchased Shares at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations may benefit a Shareholder who purchased Shares at a NAV lower than the adjusted amount.
Borrowing
. The Fund’s investment strategy may involve borrowing money, including for purposes of cash management needs and bridging the financing of Fund investments pending the acceptance of funds from investor subscriptions. Borrowing will directly impact (positively or negatively) the returns of an investment in the Fund and increase the risks associated with an investment in the Fund. Elevated levels of borrowing relative to NAV for an extended period of time may increase the volatility of the Fund’s performance. The Fund cannot assure Shareholders that the use of leverage, if employed, will benefit the common shares. Any leveraging strategy the Fund employs may not be successful.
Leverage involves risks and special considerations for Shareholders, including:

•	the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage;

•	the risk that fluctuations in interest rates or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders;

•	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and

•	leverage may increase operating costs, which may reduce total return.
Any decline in the NAV of the Fund’s investments will be borne entirely by Shareholders. Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged.
While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage may reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage.
In addition to the foregoing, the use of leverage treated as indebtedness of the Fund for U.S. federal income tax purposes may reduce the amount of Fund dividends that are otherwise eligible for the dividends received deduction in the hands of corporate Shareholders.
Amount or Frequency of Distribution. The amount of distributions that the Fund may pay is uncertain. The Fund expects to pay distributions out of assets legally available for distribution from time to time, at the sole discretion of the Board, and otherwise in a manner to comply with Subchapter M of the Code. See “Distributions.” Nevertheless, the Fund cannot assure Shareholders that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year
increases in cash distributions. The Fund’s ability to pay distributions may be adversely affected by the impact of the risks described in this Prospectus. All distributions will depend on the Fund’s earnings, its net investment income, its financial condition, and such other factors as the Board may deem relevant from time to time.
Risk Factors Relating to Private Equity Investing
General
High Risk Asset Class.
Private markets investments, whether made directly into portfolio companies or indirectly via Portfolio Funds or other funds or vehicles, are high risk and subject to loss, even loss of part or all of an investor’s entire investment.

Competition for Access to Private Equity Investment Opportunities.
There can be no assurance that the Adviser will be able to secure interests on behalf of the Fund in all of the investment opportunities that it identifies for the Fund, or that the size of the interests available to the Fund will be as large as the Adviser would desire. Moreover, as a registered investment company, the Fund will be required to make certain public disclosures and regulatory filings regarding its operations, financial status, portfolio holdings, etc. While these filings are designed to enhance investor protections, Portfolio Fund Managers and certain private companies may view such filings as contrary to their business interests and deny access to the Fund; but may permit other, non-registered
funds or accounts, managed by the Adviser or its affiliates, to invest. As a result, the Fund may not be invested in certain Direct Investments or Portfolio Funds that are held by other unregistered funds or accounts managed by the Adviser or its affiliates, even though those investments would be consistent with the Fund’s investment objective.
In addition, certain provisions of the 1940 Act prohibit the Fund from engaging in transactions with the Adviser and its affiliates; however; unregistered funds also managed by the Adviser are not prohibited from the same transactions. The 1940 Act also imposes significant limits on co-investments
with affiliates of the Fund. The Fund, the Adviser and other related entities have been granted the
Co-Investment
Exemptive Order. The
Co-Investment
Exemptive Order contains certain conditions that limit or restrict the Fund’s ability to participate in such investment opportunities. In such cases, the Fund may participate in an investment to a lesser extent or, under certain circumstances, may not participate in the investment.
Risk of Absence of Exit Opportunity
. Private markets investments are subject to the risk that it will not be possible to dispose of such investments by sale or other disposition at attractive prices or otherwise possible to complete a realization or an “exit” strategy. A significant portion of the Fund Investments made pursuant to the Fund’s investment strategies will be in securities for which there is no public market. Certain investments may be subject to contractual or legal requirements that prohibit the sale of such securities for a period of time, or the investments themselves may be of such a type as to require a substantial length of time to liquidate.
Risks of Private Equity Strategies
Growth Equity and Venture Capital Strategies
. Growth equity and venture capital strategies involve investments in emerging and new private companies that have limited, and sometimes no, operating history, are attempting to develop or commercialize unproven technologies or to implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of risk that can result in substantial losses, which risks generally are greater than the risks of investing in public or private companies that may be at a later stage of development.
Companies financed by growth equity and venture capital may have shorter operating histories on which to judge future performance and, if operating, may have negative cash flow. In the case of start-up
enterprises, these companies may not have significant or any operating revenues, may have a lower capitalization and fewer resources (including cash) and be more vulnerable to failure, which could result in the loss of the entire investment. In addition, these companies may operate at a loss or with substantial variations in operating results from time to time, and many will need substantial additional capital to support additional research and development activities or expansion, to achieve or maintain a competitive position and/or to expand or develop management resources. The growth of these companies may require significant time and effort, resulting in a longer investment horizon than can be expected with lower risk investment alternatives.
The directors and officers of companies financed by growth equity and venture capital may lack any meaningful managerial experience, particularly of cash-flow management and budgeting. Additionally, such companies may face strong competition or need substantial additional capital to support or to achieve a competitive position. The availability of capital is often generally a function of capital market conditions that are beyond the Adviser’s or the Fund’s control or the control of the Portfolio Funds, sponsors or portfolio companies. There can be no assurance that any portfolio company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments.

Venture capital funds typically seek to monitor the performance of investments in operating companies either through interaction with the board of directors of the applicable company and/or by maintaining an ongoing dialogue with the company’s management team. However, such funds generally are not in a position to control any borrower by investing in its debt securities and a company’s management will be primarily responsible for the operations of the company on a day-to-day basis. Although such funds may seek to invest in companies with strong management teams, there can be no assurance that existing management teams, or any new ones, will be able to operate such companies successfully. In addition, with respect to debt or minority equity investments, such funds are subject to the risk that a company in which it invests may make business decisions with which such funds may disagree and the management of such company, as representatives of the majority common equity holders, may take risks or otherwise act in ways that do not serve the interests of such portfolio company.
Buyout Risks
. Buyout transactions may result in new enterprises that are subject to extreme volatility, require time for maturity and may require additional capital. In addition, they frequently rely on borrowing significant amounts of capital, which can increase profit potential but at the same time increase the risk of loss. Leveraged companies may be subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. Also, their flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money was not used. Although these investments may offer the opportunity for significant gains, such buyout investments involve a high degree of risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may not be as leveraged.
Special Situations Risks
. Special situations strategies invest in companies that may be in transition, out of favor, financially leveraged, stressed or distressed, or potentially troubled and may be or have recently been involved in major strategic actions, workouts and restructurings, bankruptcies, reorganizations, liquidations or other catalytic changes or similar transactions. These companies may be experiencing, or are expected to experience, financial difficulties that they may never be able to overcome. Securities of these companies are likely to be particularly risky investments although they also may offer the potential for correspondingly high returns. Such companies’ securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within such companies. Transactions involving these companies could be unsuccessful, take considerable time to complete or result in a distribution of cash or a new security the value of which will be less than the purchase price of the original security or financial instrument in respect of which such distribution is received. Such investments also could, in certain circumstances, subject a Portfolio Fund or the Fund to certain additional potential liabilities. Numerous other risks also arise in the workout and bankruptcy contexts.
In addition, there is no minimum credit standard that is a prerequisite to an investment in any instrument and a significant portion of the obligations and preferred stock acquired in special situations investments may be rated below investment grade or unrated.
Primary and Secondary Investment Risks
Portfolio Fund Risks
. The Fund’s investments in Portfolio Funds are subject to a number of risks. Portfolio Fund interests are expected to be illiquid, their marketability may be restricted and the realization of investments from them may take considerable time and/or be costly. Although the Adviser seeks to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds and the illiquid nature of their investments, investors typically will see negative returns in the early stages of Portfolio Funds. Then as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful.
Portfolio Fund interests are ordinarily valued based upon valuations provided by the Portfolio Fund Managers, which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund Managers. A Portfolio Fund Manager may face a conflict of interest in valuing such securities because their values may have an impact on the Portfolio Fund Manager’s compensation. The Adviser reviews and performs due diligence on the valuation procedures used by each Portfolio Fund Manager and monitors the returns provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund Managers. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of Shares.
Secondary Investments may be acquired at a discount to a Portfolio Fund’s NAV to, among other things, compensate the purchaser for providing the seller with liquidity and on account of various transfer restrictions. As a result, Secondary Investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV, as any such discounted Secondary Investment will be marked to its NAV, which may be higher than its acquisition cost. If such unrealized gains are realized upon the Fund’s disposition of Secondary Investments, the Fund may generate distributable gains that are taxable to Shareholders. Accordingly, the overall performance and NAV of the Fund may be significantly impacted by the acquisition price paid by the Fund for such Secondary Investments.
The Fund will pay asset-based fees, and, in most cases, will be subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the Management Fee. In addition, performance-based fees charged by Portfolio Fund Managers may create incentives for the Portfolio Fund Managers to make risky investments, and may be payable by the Fund to a Portfolio Fund Manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative. A Shareholder will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund. Thus, a Shareholder may be subject to higher operating expenses than if the Shareholder invested in the Portfolio Funds directly. In addition, because of the deduction of the fees payable by the Fund to the Adviser and other expenses payable directly by the Fund from amounts distributed to the Fund by the Portfolio Funds, the returns to a Shareholder will be lower than the returns to a direct investor in the Portfolio Funds. Fees and expenses of the Fund and the Portfolio Funds generally are paid regardless of whether the Fund or Portfolio Funds produce positive investment returns. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable, and may not be permitted for investors who do not meet the substantial minimum net worth and other criteria for direct investment in Portfolio Funds.
There is a risk that the Fund may be precluded from acquiring an interest in certain Portfolio Funds due to regulatory implications under the 1940 Act or other laws, rules and regulations or may be limited in the amount it can invest in voting securities of Portfolio Funds. The Adviser also may refrain from including a Portfolio Fund in the Fund’s portfolio in order to address adverse regulatory implications that would arise under the 1940 Act for the Fund if such an investment was made. Rule
18f-4
under the 1940 Act, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as a capital commitment to a Portfolio Fund or as part of a Direct Investment. Under Rule
18f-4,
the Fund may enter into an unfunded commitment agreement that is not a derivatives transaction, such as a capital commitment to a Portfolio Fund, if the Fund reasonably believes, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. In addition, the Fund’s ability to invest may be affected by considerations under other laws, rules or regulations. Such regulatory restrictions, including those arising under the 1940 Act, may cause the Fund to invest in different Portfolio Funds or Direct Investments than other clients of the Adviser.
If the Fund fails to satisfy capital calls to a Portfolio Fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Portfolio Fund. Any failure by the Fund to make timely capital contributions may impair the ability of the Fund to pursue its investment program, cause the Fund to be subject to certain penalties from the Portfolio Funds or otherwise impair the value of the Fund’s investments.
The governing documents of a Portfolio Fund generally are expected to include provisions that would enable the GP, the manager, or a majority in interest (or higher percentage) of its limited partners or members, under certain circumstances, to terminate the Portfolio Fund prior to the end of its stated term. Early termination of a

Portfolio Fund in which the Fund is invested may result in the Fund having distributed to it a portfolio of immature and illiquid securities, or the Fund’s inability to invest all of its capital as anticipated, either of which could have a material adverse effect on the performance of the Fund.
Although the Fund will be an investor in a Portfolio Fund, Shareholders will not themselves be equity holders of that Portfolio Fund and will not be entitled to enforce any rights directly against the Portfolio Fund or the Portfolio Fund Manager or assert claims directly against any Portfolio Funds, the Portfolio Fund Managers or their respective affiliates. Shareholders will have no right to receive the information issued by the Portfolio Funds that may be available to the Fund as an investor in the Portfolio Funds. In addition, Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund, as an investor in Portfolio Funds, does not have the benefit of the protections afforded by the 1940 Act. Portfolio Fund Managers may not be registered as investment advisers under the Advisers Act, in which case the Fund, as an investor in Portfolio Funds managed by such Portfolio Fund Managers, does not have the benefit of certain of the protections afforded by the Advisers Act.
Commitments to Portfolio Funds generally are not immediately invested. Instead, committed amounts are drawn down by Portfolio Funds and invested over time, as underlying investments are identified — a process that may take a period of several years, with limited ability to predict with precision the timing and amount of each Portfolio Fund’s drawdowns. During this period, investments made early in a Portfolio Fund’s life are often realized (generating distributions) even before the committed capital has been fully drawn. In addition, many Portfolio Funds do not draw down 100% of committed capital, and historic trends and practices can inform the Adviser as to when it can expect to no longer need to fund capital calls for a particular Portfolio Fund. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future capital calls and distributions from Portfolio Funds. This may result in the Fund making commitments to Portfolio Funds in an aggregate amount that exceeds the total amounts invested by Shareholders in the Fund at the time of such commitment (
i.e.,
to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. The Fund maintains cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Portfolio Funds.
Portfolio Fund holdings generally will be subject to legal and other restrictions on transfer, including a requirement to obtain the approval or consent of the GP or Portfolio Fund Manager of the relevant Portfolio Fund in connection with a transfer (see “—Transfer Restrictions Relating to Secondary Investments” below), and generally will be less liquid than publicly traded securities. Such Portfolio Funds also may limit or suspend their redemptions. The illiquidity of these investments may make it difficult, or impossible, for the Fund to sell such investments if the need arises (e.g., to fund repurchases of Shares). As a result, if the Fund is required to liquidate a substantial portion of its portfolio quickly, the Fund may realize significantly less than the value at which the Fund has recorded its investments. The Fund also may receive an in-kind distribution of securities from a Portfolio Fund that is illiquid or difficult to value and dispose of. The illiquid nature of the Fund’s investments, therefore, may adversely impact its performance and liquidity, and the Fund may incur substantial fees and expenses in connection with the disposition of such investments.
Reliance on Underlying Managers;
Non-Controlling
Investments
. The Fund will depend on the managers of the
Portfolio Funds in which it invests. The Fund generally will be a limited partner or other passive investor in the Portfolio Funds and, notwithstanding the Adviser’s obtaining advisory board positions, will be without an ability to participate in their management and control. The Adviser will not have control over the timing of capital calls or distributions received from the Portfolio Funds or over investment decisions made by such funds. As a result, the return of the Fund (and/or NAV) will primarily depend on the performance of unrelated investment managers and management teams.
Risks Associated with Fund Investments
. The portfolio companies of the Portfolio Funds may involve significant business and financial risk. Certain of the Portfolio Funds may make direct venture capital and growth equity investments, in each case in companies that are in an early stage of development, have little or no operating history, are operating at a loss, or need significant additional capital to support their operations.
In certain cases, the Portfolio Funds will be newly or recently formed entities with no significant operating history upon which to evaluate their likely performance or the likely effectiveness of their fund. An investment in the Fund or its underlying investments is therefore subject to all of the risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of an investment (and/or NAV) could decline substantially.
The Portfolio Funds may invest in buyouts, which involve significant financial leverage and are therefore sensitive to declines in revenues and to increases in interest rates and expenses.
Investments in Non-Voting Stock; Inability
to Vote
. Under certain circumstances, the Fund may hold investments in non-voting form or limit its voting rights to a certain percentage to avoid becoming (i) an “affiliated person”, within the meaning of the 1940 Act, of any Portfolio Funds and (ii) subject to the 1940 Act limitations and prohibitions on transactions with affiliated persons. In such cases, where only voting securities are available for purchase, the Fund may seek to create by contract the same result as owning a non-voting security by agreeing to irrevocably relinquish or limit the right to vote, if any, in respect of its investment. Notwithstanding these limitations, under certain circumstances, the Fund could become an “affiliated person” of a Portfolio Fund, which may result in the Fund being restricted from transacting with, among others, the Portfolio Fund absent an applicable exemption (whether by rule or otherwise). The Fund generally will be a minority equity investor and does not intend to take control positions in any Portfolio Funds. See “—Direct Investment Risks—Reliance on Managers of Portfolio Companies; Non-Controlling Investments” below.
To the extent that the Fund contractually foregoes the right to vote certain securities, the Fund will not be able to vote or may be able to vote only to a limited extent on matters that may be adverse to the Fund’s interests. As a result, the Fund’s influence on a Portfolio Fund could be diminished, which may adversely affect the Fund and its Shareholders.
Lack of Operating History
. In certain cases, the Portfolio Funds will be newly or recently formed entities with no significant operating history upon which to evaluate their likely performance or the likely effectiveness of their investment strategy. An investment in the Fund or its underlying investments is therefore subject to all of the risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of an investment (and/or NAV) could decline substantially.
Contingent Liabilities Associated with Private Investment Fund Interests Acquired in Secondary Transactions
. In cases where the Fund acquires an interest in a Portfolio Fund in a secondary transaction, the Fund may acquire contingent liabilities of the seller of such interest. More specifically, where the seller has received distributions from the relevant Portfolio Fund and, subsequently, that Portfolio Fund recalls one or more of these distributions, the Fund (as the purchaser of the interest to which such distributions are attributable and not the seller) may be obligated to return monies equivalent to such distributions to such Portfolio Fund. While the Fund may, in some circumstances, make a claim against the seller for any such monies so paid to such Portfolio Fund, there can be no assurances that the Fund would prevail on such claim.
Pooled Investments in Secondary Investments
. In certain cases, the Adviser expects to have the opportunity to acquire on behalf of the Fund a portfolio of investment funds from a seller on an “all or nothing” basis. Certain of the investment funds in the portfolio may be less attractive than others, and certain of the sponsors of such investment funds may be more familiar to Adams Street than others or may be more experienced or highly regarded than others. In addition, the Adviser will likely have the opportunity to participate on behalf of the Fund in “linked secondaries” (
e.g.,
a secondary market purchase of an existing fund interest and corresponding commitment to a new fund in formation, typically sponsored by the same investment manager). In certain instances, the purchase of the interest in the new fund may be less attractive than the secondary market purchase of an existing fund interest. In such cases, it may not be possible for the Adviser to exclude from such purchases those investments which the Adviser considers (for commercial, tax, legal, or other reasons) less attractive. With respect to linked secondaries relating to secondary transactions in which the Fund and other managed entities of Adams Street, the Adviser or their affiliates participate, the Fund may be allocated a greater or lesser proportional share of commitments to new funds in formation than their proportional share of the secondary transaction. Moreover, in certain circumstances, agreements with counterparties regarding allocations of purchase price among secondary portfolio interests and/or deferred purchase price payment mechanics may be more or less advantageous to the Fund than other participating managed entities of Adams Street, the Adviser or their affiliates. Additionally, the Fund may invest in secondary transactions without regard to geography as the Adviser believes that other factors such as
“J-curve”
mitigation or pricing of such secondary transaction are more favorable than secondary transactions available in a particular geographic region or in lieu of not investing in secondary transactions due to limited available secondary transactions in the geography that meet the Adviser’s expected return for such investment.
Transfer Restrictions Relating to Secondary Investments
. The Secondary Investments in which the Fund may invest generally will be subject to significant restrictions on transfer, including a requirement to obtain the approval or consent of the transfer by the GP or Portfolio Fund Manager of the relevant Portfolio Fund or portfolio company. The Fund may be subject to the risk that it does not timely obtain required approvals or consents, or waivers of contractual transfer restrictions, following the execution of a purchase agreement. These transfer restrictions may include a right of first refusal for another party (
e.g
., the Portfolio Fund Manager, portfolio company management or other investors) to purchase the securities that the Fund seeks to acquire. For example, Portfolio Fund Managers may be partial to Secondary Investments being purchased by existing investors of such Portfolio Funds.
As part of the transfer of an interest in a Portfolio Fund, the Fund also may be required to assume certain obligations of the seller, including the obligation to return distributions previously received by the seller in respect of investments made by the Portfolio Fund prior to such transfer. If the Fund is not indemnified by the seller with respect to these obligations, or if the Fund is unable to recover on the indemnity, the Fund will suffer the economic loss.
For the foregoing reasons, completion of transfers is often time-consuming and relatively difficult as compared to a transfer of other securities. Although the Adviser believes that the Fund will be viewed by GPs, Portfolio Fund Managers and sponsors as an attractive investor, there can be no assurance that the Fund will be successful in closing on the acquisition of Secondary Investments, even in situations where it has signed a binding contract to acquire the investments. Notably, such purchase agreements for Secondary Investments may include automatic termination provisions if the GP, Portfolio Fund Manager or sponsor does not approve of or consent to the transfer.
In cases where approval or consent is granted and the Fund successfully closes an acquisition of a Secondary Investment, the Fund will record ownership on its books of the assets acquired in a Secondary Investment as of the date of the closing of the transaction. The assets underlying such a transaction will be recorded at fair value as an investment asset in accordance with applicable accounting standards on the closing date of the transaction, which is the date that the Fund will obtain a right to demand the assets and incur an obligation to pay the purchase price of such assets. The Fund’s acquisition of such assets generally will settle, and the Fund generally will become the holder of record of the assets, as of the first day immediately following the date of closing of the transaction. The Fund expects that transaction closing dates generally will fall on the last day of a calendar quarter and, accordingly, the Fund expects that settlement will occur as of the first day of the new quarter. Actual closing dates, however, may vary on a deal-by-deal basis.
Continuation Funds and
GP-led
Restructuring Risks
. The Fund may participate in one or a number of investments into “continuation funds” or
“GP-led
transactions” that may involve the sale or transfer of a single underlying company or a portfolio of assets to a newly formed vehicle managed by the same sponsor at a valuation determined by the secondary investors. The Fund may choose to participate in one such investment as a lead investor that may result in the Fund holding the majority of the interests in such a vehicle. In the event that a single underlying portfolio company performs poorly, all returns may be adversely affected. While the Fund may be given the opportunity to negotiate and make bids for such processes, the Fund may not necessarily achieve the best legal or economic terms due to the competitive nature of these processes.
Furthermore, given the global scope of the Adviser’s investment strategy and the large number of investments Adams Street has made over the years, subject to applicable law, it is possible for the Fund to pursue opportunities to participate in these
GP-led
transactions where another fund or account managed or advised by Adams Street, the Adviser or their affiliates is an existing investor (directly or indirectly) in the applicable portfolio investment (any such fund or account managed or advised by Adams Street, the Adviser or their affiliates, an “Existing Adams Street Investor”). While transactions of this nature do not necessarily involve a direct transaction between the Fund and Existing Adams Street Investors, they can give rise to potential conflicts of interest, including, without limitation, Existing Adams Street Investors participating on different terms and timing than the Fund with respect to such transaction, Existing Adams Street Investors being in opposition to the Fund with respect to such transaction, Existing Adams Street Investors benefiting from the Fund’s participation in such transaction, the Adviser making different elections to “sell,” “roll” or otherwise participate in such transaction with respect to the Fund and one or more Existing Adams Street Investors, etc. Furthermore, while mitigating factors to such conflicts of interest may be present with respect to such transaction (
e.g.,
Existing Adams Street Investors elect to “roll over” on the same terms as their existing investment, Existing Adams Street Investors own less than 10% of the applicable portfolio investment, advisory committee approval is obtained, and other similar mitigating factors), this will not always be the case for each transaction. In all situations, the Adviser will determine whether to participate in
GP-led
transactions based on the facts and circumstances that it determines to be appropriate for the Fund at such time, regardless of whether there are any Existing Adams Street Investors or any other Adams Street-managed funds participating in such transaction.
Direct Investment Risks
Reliance on Managers of Portfolio Companies;
Non-Controlling
Investments.
The investment structure of the Fund will depend on the management teams of the portfolio companies in which it invests. Under this investment structure, the Fund generally will be a minority equity investor in portfolio companies and, notwithstanding certain board or contractual management rights, generally will not control such companies. As a result, the returns under this investment structure (and/or NAV) will primarily depend on the performance of unrelated investment managers and management teams and we may not be able to control or effectively influence the business or affairs of such entities. Such portfolio companies may have economic or business interests or goals that are inconsistent with those of the Fund, and the Fund may not be in a position to influence those interests or goals or otherwise protect the value of the Fund’s investments in such entities (and/or NAV), although as a condition of making such investments, it is expected that appropriate shareholder rights generally will be sought to protect the Fund’s interest in the investments.
Risks Associated with Portfolio Companies
. The portfolio companies in which the Fund invests will likely involve significant business and financial risk and may include making investments in companies that are in an early stage of development, have little or no operating history, are operating at a loss, or need significant additional capital to support their operations.
Additionally, under the Fund’s strategy, the Fund may be requested to provide follow-on
funding for portfolio companies or increase the Fund’s investment in such portfolio company (each a
“follow-on
investment”). There can be no assurance that the Fund will be in a position to make a follow-on
investment. Any decision by the Adviser not to make a
follow-on
investment or the strategy’s inability to make a
follow-on
investment may have a significant impact on a portfolio company or may diminish the Fund’s control or ownership of such portfolio company.
Guarantees
. The Fund’s strategy also may involve guaranteeing the indebtedness of any portfolio company. Consequently, if a portfolio company’s cash flow is insufficient to cover its debt obligations, the Fund may be called upon to fund all or a portion of a portfolio company’s debt obligations to satisfy such guarantees. This may reduce the amount of capital the Fund has available for other purposes and could adversely affect returns to investors.
Co-Investment
Risks
Reliance on Managers of Lead Equity Sponsors;
Non-Controlling
Investments
. The Fund will depend on unaffiliated third-party managers of the lead equity sponsors with which the Fund is co-investing.
Under this investment structure, the Fund generally will be a limited partner or other passive investor in a fund managed by a third-party manager and, notwithstanding the Adviser’s obtaining advisory board positions, will be without an ability to participate in their management and control. The Adviser will not have control over the timing of capital calls or distributions received from such investments. As a result, the returns of the Fund (and/or NAV) will primarily depend on the performance of unrelated investment managers and management teams. In many instances, the Fund will co-invest
in a portfolio company with financial, strategic or other third-party investors through partnerships, joint ventures or other entities. Such investments will involve additional risks not present in investments where a third-party co-investor
is not involved, including the possibility that a third-party co-investor
may have economic or business interests or objectives that are inconsistent with those of the Fund or may be in a position to take (or block) action in a manner contrary to the Fund’s interests or objectives.
In addition, the Fund may, in certain circumstances, be liable for actions of its third-party co-investors.
In certain cases, the vehicles into which the Fund invests will be newly or recently formed entities with no significant operating history upon which to evaluate their likely performance or the likely effectiveness of their investment strategy. An investment in the Fund or its underlying investments is therefore subject to all of the risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of an investment (and/or NAV) could decline substantially.
Risk Factors Relating to Private Credit Investing
Investment Environment
. Many factors affect the appeal and availability of portfolio investments in companies and the securities that are the focus of the Fund. The activities of the Fund and its portfolio investments could be materially adversely affected by the instability in the U.S. or global financial markets, or changes in market, economic, political or regulatory conditions, as well as by numerous other factors outside the control of Adams Street, the Adviser or their affiliates. Interest rates and general levels of economic activity may affect the value and number of portfolio investments made by the Fund (and/or NAV) or considered for prospective portfolio investment. In addition, recent and current disruptions in the global debt markets have affected the price of, as well as the ability to make, certain types of portfolio investments, and there can be no assurance that these disruptions will not continue or worsen in the future. Such recent and current disruptions may have a direct or indirect negative effect on a wide range of issuers and may increase the likelihood that such issuers will be unable to make principal and interest payments on, or refinance, outstanding debt when due. Moreover, the risk that such disruptions will affect an issuer’s ability to pay its debts and obligations when due is enhanced if such issuer in turn provides credit to third parties or otherwise participates in the credit markets. In the event of such defaults, the Fund could lose both invested capital in, and anticipated profits from, any affected portfolio investments.
Senior Secured Loans Risk
. When the Fund acquires a senior secured loan to a company, it generally will take a security interest in the available assets of the company, which should mitigate the risk that the Fund will not be repaid. However, there is a risk that the collateral securing the Fund’s loans may decrease in value (and/or affect NAV) over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based on the success of the business and market conditions, including as a result of the inability of the company to raise additional capital. In some circumstances, the Fund’s lien could be subordinated to claims of other creditors. In addition, deterioration in a company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan (and/or NAV).

Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms, or at all, or that the Fund will be able to collect on the loan should it be forced to pursue its available remedies.
Mezzanine Investments
. Mezzanine investments involve a high degree of risk with no certainty of any return of capital. Although mezzanine securities are typically senior to common stock and other equity securities in the capital structure, they may be either contractually or structurally subordinated to large amounts of senior debt and are usually unsecured.
Portfolio investments in highly leveraged issuers are intrinsically more sensitive to declines in issuer revenues and to increases in issuer expenses. Issuers may face intense competition, changing business and economic conditions or other developments that may adversely affect their performance. Moreover, rising interest rates may increase an issuer’s interest expense. There can be no assurance that an issuer will generate sufficient cash to service its obligations. Further, a debt security or obligation bearing payment in kind (“PIK”) interest generally will have a higher risk of non-payment
of interest since there may be no cash payments of interest from the issuer prior to maturity or refinancing. In addition, many of the remedies available to mezzanine holders are available only after satisfaction of claims of senior creditors. Therefore, in the event that an issuer does not generate adequate cash flow to service its debt obligations, the Fund may suffer a partial or total loss of invested capital in connection with a mezzanine investment.
Middle Market Companies
. Loans to middle market companies may carry more inherent risks than loans to larger, publicly traded entities. For example, there is generally no publicly available information about privately owned middle market companies and some obligors may not meet net income, cash flow and other coverage tests that may be imposed by certain lenders. Further, middle market companies that are obligors of below investment-grade loans may be highly leveraged. These companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans made to middle market companies may involve higher risks than loans made to larger companies that have greater financial resources or are otherwise able to access traditional credit sources. Middle market companies typically have narrower product lines and smaller market shares than large companies. Therefore, they tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These businesses may also experience substantial variations in operating results. The success of a middle market company may also depend on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on the obligor.
Nature of Middle Market Senior Loans
. Middle market senior loans generally will be unrated or if rated will have ratings or implied or imputed ratings below investment grade. The lower rating of such loans reflects a greater possibility that adverse changes in the financial condition of the borrower or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the borrower to make payment of principal and interest. The market for lower-rated and comparable non-rated
debt instruments and securities is thinner, often less liquid and less active than that for higher-rated and comparable non-rated
debt instruments and securities, which can adversely affect the prices at which such debt instruments and securities can be sold and may even make it impracticable to sell such debt instruments and securities. In addition to the foregoing, such loans may become nonperforming for a variety of reasons. A nonperforming loan may require substantial work-out
negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate and/or a substantial write-down of principal or accrued interest due on the loan as well as substantial legal and other fees and expenses.
Senior Loans
. Senior loans typically hold the most senior position in the capital structure of the issuing entity, are typically secured with specific collateral and typically have a claim on the assets and/or stock of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. The senior loans in which the Fund may invest are typically below investment grade and are considered speculative because of the credit risk of their issuer. The risks associated with senior loans are similar to the risks of below investment grade fixed income securities, although senior loans are typically senior and secured in contrast to other below investment grade fixed income securities, which are often subordinated and unsecured. Senior loans’ higher standing has historically resulted in generally higher recoveries in the event of a corporate reorganization. In addition, because their interest payments are typically adjusted for changes in short-term interest rates, investments in senior loans generally have less interest rate risk than other below investment grade fixed income securities, which may have fixed interest rates.
There is less readily available, reliable information about most senior loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a borrower or its securities limiting the Fund’s investments, and the Adviser relies primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical ability of the Adviser.
The Fund may invest in senior loans rated below investment grade, which are considered speculative because of the credit risk of their issuers. Such companies are more likely to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income distributions. An economic downturn generally leads to a higher non-payment
rate and a senior loan may lose significant value before a default occurs. Moreover, any specific collateral used to secure a senior loan may decline in value or become illiquid, which would adversely affect the senior loan’s value.
No active trading market may exist for certain senior loans, which may impair the ability of the Fund to realize full value in the event of the need to sell a senior loan and may make it difficult to value senior loans. Adverse market conditions may impair the liquidity of some actively traded senior loans, meaning that the Fund may not be able to sell them quickly at a fair price. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Illiquid investments are also difficult to value.
Although the senior loans in which the Fund may invest generally will be secured by specific collateral, there can be no assurances that liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment
of scheduled interest or principal or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a senior loan. If the terms of a senior loan do not require the borrower to pledge additional collateral in the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the senior loans. To the extent that a senior loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all of its value in the event of the bankruptcy of the borrower. Uncollateralized senior loans involve a greater risk of loss. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of senior loans.
Senior loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the senior loan may be adversely affected.

The Fund may acquire senior loan assignments or participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and, in any event, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. A participation typically results in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation.
The Fund’s investments in senior loans may be subject to lender liability risk. Lender liability refers to a variety of legal theories generally founded on the premise that a lender has violated a duty of good faith, commercial reasonableness and fair dealing or a similar duty owed to the borrower, or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability. In addition, under common law principles that in some cases form the basis for lender liability claims, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors.
Subordinated Debt Investments
. The Fund may make investments or, as a result of existing investments, may hold investments, whether through unitranches or otherwise, in subordinated debt that would be unsecured and rank behind the issuer’s secured indebtedness. While such subordinated debt investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking ahead of the investments and may benefit from cross-default provisions, some or all of such terms may not be part of particular investments. Moreover, the ability of the Fund to influence an issuer’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, secured creditors are able to block the acceleration of the debt or the exercise by debt holders of other rights or remedies they may have as creditors for a period of time. Accordingly, the Fund may not be able to take steps to protect its investments in a timely manner or at all. In addition, the unsecured debt in which the Fund may invest may not be protected by financial covenants or limitations upon additional indebtedness, could have limited liquidity and may not be rated by a credit rating agency. Further, upon any distribution to an issuer’s creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of such issuer’s senior and/or secured indebtedness (to the extent of the collateral securing such obligation) will be entitled to be paid in full before any payment may be made with respect to the Fund’s subordinated debt investments. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to an issuer, the Fund would participate with all other holders of such issuer’s indebtedness in the assets remaining after the issuer has paid all of its senior and/or secured indebtedness (to the extent of the collateral securing such obligation). An issuer may not have sufficient funds to pay all of its creditors, and the Fund may receive nothing or less, ratably, than the holders of senior and/or secured indebtedness of such issuer or the holders of indebtedness that is not subordinated. As a result of the foregoing, the market for lower-rated and comparable non-rated
securities is thinner, often less liquid and less active than that for higher-rated or comparable non-rated
securities, which can adversely affect the prices at which these securities can be sold and may even make it difficult to sell such securities. As such, the timing of cash distributions to investors in this respect may be uncertain and unpredictable.
Unsecured Loans, Collateral Impairment, Guarantees
. In the event of a default by an issuer, the Fund might not receive payments to which it is entitled and thereby could experience a decline in the value of its investments in the issuer (and/or NAV). If the Fund invests in debt or debt-linked securities that are not secured by collateral, in the event of such default the Fund will have only an unsecured claim against the issuer. In the case of debt that is secured by collateral, the value of the collateral may actually be equal to or less than the value of such debt or may decline below the outstanding amount of such debt subsequent to the Fund’s portfolio investment

(and/or affect NAV). The ability of the Fund to have access to the collateral may be limited by bankruptcy and other insolvency laws, and there may be a monetary, as well as a time, cost involved in collecting on defaulted debt instruments and, if applicable, taking possession of and subsequently liquidating various types of collateral. The liquidation proceeds upon the sale of such assets may not satisfy the entire outstanding balance of principal and interest on such foreclosed loans, resulting in a loss to the Fund. In addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosing proceedings or otherwise, or that such claims will not interfere with the enforcement of the Fund’s rights. As a result, the Fund might not receive full payment on a secured debt investment to which it is entitled and thereby may experience a decline in the value of, or a loss on, the portfolio investment (and/or NAV).
In addition, certain debt instruments may be supported, in whole or in part, by personal guarantees made by the borrower or a relative, or guarantees made by a corporation or other entity affiliated with the borrower. The amount realizable with respect to a debt instrument may be detrimentally affected if a guarantor fails to meet its obligations under the guarantee.
Investments in Convertible Debt
. The Fund may invest in convertible debt securities to the extent that the Adviser believes such portfolio investments offer potential for capital appreciation. There is no minimum credit standard that is a prerequisite to the Fund’s portfolio investment in any security, and most debt securities and preferred equity that offer potential for capital appreciation are likely to be non-investment
grade.
Distressed Loans
. The Fund may invest in, or hold as a result of restructuring, conversion or market events, debt which is nonperforming or other troubled assets which involve a degree of financial risk and are experiencing or expected to experience financial difficulties which may not be overcome, including portfolio investment in entities which are insolvent or in serious financial difficulty. Distressed securities may result in significant returns to the Fund, but also involve a substantial degree of risk. It frequently is difficult to obtain information as to the true condition of entities experiencing significant financial or business difficulties, which increases the risk of portfolio investments in such issuers. Such portfolio investments also may be adversely affected by laws relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims. The market prices of such instruments are also subject to abrupt and erratic market movements and above average price volatility and the spread between the bid and asked prices of such instruments may be greater than normally expected. The Fund may lose all or a substantial part of its portfolio investment in such distressed companies or may be required to accept cash or securities in lieu of its portfolio investment with a market value of less than the initial portfolio investment.
The Fund may hold debt of issuers which may be undergoing restructuring or require additional capital and management. Such debt is subject to various risks, including fluctuations in value and lack of market liquidity. The Fund may incur additional expense if it is required to seek recovery upon a default or participate in the restructuring of a portfolio investment. The Fund may have voting rights in respect of a restructuring but may not be able to exercise sufficient votes to determine the outcome of a vote. The Fund may acquire illiquid assets (in particular, equity) following a restructuring.
Nature of Loan Priority and Security
. The Fund may invest in loans that are secured by a fixed or floating lien on some or substantially all of a borrower’s assets. Although secured loans are generally senior in priority, there are many factors that may impact the security, placement and priority of secured loans in the overall capital structure of the borrower.
Unsecured creditors may, in certain cases, have priority over the claims of secured creditors. Additionally, investments in secured loans may be unperfected for a variety of reasons, including the failure to make required filings or renew required filings prior to expiration thereof and, as a result, the Fund may not have priority over other creditors as anticipated. To the extent that the Fund’s debt investments are only secured by specific assets, the Fund’s claim will not have priority over the claims of unsecured creditors on the borrower’s other assets. Furthermore, in the event of
non-payment
of interest or principal of a loan, or other default resulting in an exercise of lender rights, there is no guarantee that the collateral can be readily liquidated or that the liquidation of such collateral would satisfy all of the borrower’s obligations under the loan documents.
The Fund may not always hold all or even a majority of a secured credit facility. Loan documentation typically requires a majority consent or, in certain cases, unanimous approval for certain actions in respect of the loans, including waivers, amendments or the exercise of remedies. Further, in a bankruptcy, voting to accept or reject the terms of a restructuring of a credit pursuant to a chapter 11 plan of reorganization is done on a class basis. As a result of the voting systems in place both before and during a bankruptcy, the Fund may not have the ability to control decisions in respect of certain amendment, waiver, consent, asset sales, investments, sale-leasebacks, debt incurrence, prepayments, imposition of new liens and/or lien releases, designation of restricted or unrestricted subsidiaries, exercise of remedies, subordination of payment and/or lien priority, restructuring or reorganization of debts owed to the Fund.
Many secured credit loan documents contain accordion and other provisions allowing the borrower to increase borrowing capacity under such credit facilities and/or incur additional debt outside of such credit facilities, which could dilute the value of the collateral securing such borrowing and increase the risk that some or all of the Fund’s loans would be undersecured. The loan documents may also allow the borrower to encumber certain assets within the collateral package, and/or to sell or otherwise transfer assets outside of the collateral package (and cause the release of liens thereon), which could result in a reduction of enterprise value of the borrower and/or increase the risk that the Fund’s loans would be undersecured.
In certain cases, the borrower and a majority of lenders (or other requisite subset of lenders) may also agree to amend the loan documents to permit certain actions that may be adverse to the interests of the Fund, in each case, without the Fund’s consent. These actions may include, without limitation, (i) the sale or other transfer of material assets outside of the collateral package securing the Fund’s loans, (ii) the release of liens on such material assets, (iii) the release of guarantors, and/or designation of previously restricted subsidiaries as unrestricted subsidiaries, (iv) an increase to debt incurrence capacity, (v) the incurrence of superpriority debt, or (vi) the subordination of payment and/or lien priority of any existing loans, including the Fund’s loans. Furthermore, in the event of a filing by an issuer under Chapter 11 of the U.S. Bankruptcy Code, the borrower is authorized to obtain additional financing by granting creditors a superpriority lien on its assets, senior even to liens that were first in priority prior to the filing, as long as the borrower provides “adequate protection” (as determined by the presiding bankruptcy judge) that may consist of the grant of replacement or additional liens or the making of cash payments to the affected secured creditor (the actions described in this risk factor, together with other similar actions, collectively, the “Specified Actions”). The transfer of material assets outside of the collateral package, incurrence of additional indebtedness, subordination of payment and/or lien priority on the Fund’s collateral, both before or in a bankruptcy, and certain other Specified Actions would adversely affect the priority of the liens and/or claims held by the Fund and could adversely affect the Fund’s recovery on its debt investments. In other cases, the Fund and/or its affiliates may lead and/or participate in the subset of lenders taking one or more Specified Actions, which may adversely affect the priority of liens and claims held by the non-participating
lenders or claimholders, adversely affect the recovery of their investments, or otherwise have a material adverse effect on their interests or claims.
Loan documents may vary on the permissibility, requirements, and/or treatment of one or more Specified Actions. There is no guarantee that all parties to any set of loan documents will interpret terms and provisions governing permissibility, requirements, and/or treatment of any Specified Actions in the same way. Therefore, in addition to the general risk of third-party litigation, the Fund may be subject to litigation in connection with its participation in Specified Actions and, conversely, may elect to participate in litigation challenging the validity of one or more Specified Actions. There is no guarantee that a court, arbiter or any other third-party of competent jurisdiction will take a position favoring the interests of the Fund in upholding or invalidating, in whole or in part, one or more Specified Actions. Such proceedings may continue without resolution for long periods of time and the outcome thereof may materially adversely affect the value of the Fund. Further, any such litigation may consume substantial amounts of the Adviser’s time and attention, and that time and allocation of resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.
Revolving Credit Facilities
. The Fund may acquire revolving credit facilities from time to time. Under a revolving credit facility, there is a risk that the Fund may not have sufficient liquidity to fund all or a portion of the amounts due. While the Fund may have a subscription line in place to bridge the gap in time between a borrower’s draw request under a revolving credit facility and the time at which the Fund may accept funds from investor subscriptions, there is no guarantee that the Fund will be able to obtain such a subscription line. As a result, there can be no assurance that the Fund will be able to meet its funding obligations under a revolving credit facility and that such failure will not have an adverse effect on the Fund. Furthermore, there can be no assurance that a borrower will fully draw down on its available line of credit under a revolving credit line and, as a result, the Fund’s returns could be adversely affected.
Equity Investments
. The Fund may make certain equity or equity-like investments, including equity investments made alongside a related debt investment and equity held as a result of a restructuring. “Equity-like” investments are investments that will establish rights to the equity interests of portfolio companies or otherwise have economic characteristics similar to equity securities, such as convertible debt or bonds, warrants, certain derivatives or other equity related-interests. Equity investments that are otherwise structured as credit for tax or regulatory reasons but are expected to have equity-like returns are not considered “Private Credit Investments.” The value of these securities (and/or NAV) generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in the equity of issuers whose performance diverges from the Adviser’s expectations or if the equity markets generally move in a single direction and the Fund has not hedged against such a general move. In addition, investments in equity may give rise to additional taxes and/or risks, and the Fund may hold these investments through entities treated as corporations for U.S. federal income tax purposes or other taxable structures which may reduce the return from such investments. There are special risks associated with investing in preferred equity securities, including:

•
preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes before the Fund receives such distributions;

•	preferred securities are subordinated to debt in terms of priority to income and liquidation payments, and therefore will be subject to greater credit risk than debt;

•	preferred securities may be substantially less liquid than many other securities, such as common stock or U.S. government securities; and

•	generally, preferred security holders have no voting rights with respect to the issuing company, subject to limited exceptions.
Conflicts of interest may arise in connection with the structure of such investments, and such investments and/or structures may disproportionately impact certain investors.
Collateralized Loan Obligation Investments
. The Fund may invest a portion of its assets in securities backed by, or representing interests in, certain underlying instruments, in particular collateralized loan obligations (“CLOs”), which are subject to credit, liquidity, correlation and interest rate risks. The securities purchased pursuant to the Fund’s strategy may be in subordinated, unrated and/or equity tranches of the CLO. Such securities are subject to a greater possibility that adverse changes in the financial condition of an issuer or in general economic conditions, or both, may impair the ability of the related issuer or obligor to make payments of principal or interest. Such investments may be speculative.
Subordinated tranches in CLOs are subject to the prior payment of more senior obligations and may rank behind some or all creditors. Further, in the event of default under any debt securities issued by the CLO, holders of junior interests in such CLO may have limited or no rights to determine the applicable remedies. Interests of the holders of the senior tranches of a CLO may diverge from the interests of the holders of the subordinated tranches, including the Fund. To the extent that any elimination, deferral or reduction of payments on debt securities occurs, such elimination will be borne first by the first loss interests and then on debt securities in the reverse order of seniority. To the extent that a default occurs with respect to any collateral and such collateral is sold or otherwise disposed of, it is likely that the proceeds of such sale or other disposition will be less than the unpaid principal and interest on such collateral. Investments in such subordinated interests may be susceptible to losses of up to 100%.
Holders of CLO securities must rely solely on distributions from the CLO collateral or proceeds thereof for payment in respect thereof. If distributions on the CLO collateral are insufficient to make payments on the CLO securities, no other assets will be available for payment of the deficiency and, following realization of the CLO securities, the obligations of such issuer to pay such deficiency generally will be extinguished.
Credit Support
. The Fund may be required to make contingent funding capital commitments to issuers (or any subsidiaries thereof) and provide credit support for such obligations. Such credit support may take the form of a guarantee, a letter of credit or other forms of promise to provide funding. Such credit support may result in fees, expenses and interest costs to the Fund, which could adversely affect the results and NAV of the Fund.
Additional Capital for Bankruptcies and Workouts
. Certain of the Fund’s portfolio investments may require additional capital in connection with a bankruptcy or workout. There can be no assurance that Adams Street, the Adviser or their affiliates will be able to predict accurately how much capital may need to be reserved by the Fund for participation in any such bankruptcy or workout. If more capital is reserved than is necessary, then the Fund may receive a lower allocation of other portfolio investment opportunities. If less capital is reserved than is necessary, then the Fund may not be able to fully protect or enhance its existing portfolio investment in the company undergoing a bankruptcy or workout.
Bank Loans and Participations
. The Fund’s portfolio may include portfolio investments in bank loans and participations. These obligations are subject to unique risks, including (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws,
(ii) so-called
lender liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations and (iv) limitations on the ability of the Fund to enforce directly its rights with respect to participations. Successful claims by third parties arising from these and other risks, absent certain conduct by the Adviser and its affiliates and certain other individuals, will be borne by the Fund. In addition, the settlement process for the purchase of bank loans can take significant time.
If the Fund purchases a participation, the Fund will not have established any direct contractual relationship with the issuer. The Fund will be required to rely on the lender or the participant that sold the participation not only for the enforcement of the Fund’s rights against the issuer but also for the receipt and processing of payments due to the Fund under the participation. The Fund will thus be subject to the credit risk of both the issuer and the selling lender or participant. Because it may be necessary to assert through the selling lender or participant such rights as may exist against the issuer, in the event the issuer fails to pay principal and interest when due, such assertion of rights against the issuer may be subject to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights against the issuer directly.
Lender Liability and Equitable Subordination
. A number of judicial decisions have upheld judgments of obligors against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing or a similar duty owed to the obligor or has assumed an excessive degree of control over the obligor resulting in the creation of a fiduciary duty owed to the obligor or its other creditors or equity-holders. Because of the nature of the Fund’s assets, the Fund may be subject to claims of lender liability.

In addition, under certain legal principles that in some cases form the basis for lender liability claims, if a lender, bondholder or other creditor (i) intentionally takes an action that results in the undercapitalization of an obligor to the detriment of other creditors of such obligor, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as an equity-holder to dominate or control an obligor to the detriment of other creditors of such obligor, a court may elect to subordinate the claim of the offending lender, bondholder or other creditor to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” The Fund’s assets may be subject to claims of equitable subordination.
Since the Fund and/or affiliates of, or persons related to, the Adviser may hold equity or other interests in obligors of the Fund’s assets, the Fund could be exposed to claims for equitable subordination, lender liability or both based on such equity or other holdings.
Credit Risk and Interest Rate Risk
. Debt instruments are subject to general market and credit and interest rate risks. Credit risk refers to the likelihood that an obligor will default on the payment of principal, interest or other amounts owed on an instrument. Financial strength and solvency of an obligor are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or other assets expected to be the source of repayment or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument, and debt instruments that are rated by rating agencies are subject to downgrade at a later date.
Interest rate risk refers to the risks associated with market changes in interest rates. Interest rate change may affect the value of a debt instrument (and/or NAV) indirectly (especially in the case of fixed rate obligations) or directly (especially in the case of instruments whose rates are adjustable). In general, rising interest rates will negatively affect the price of a fixed rate debt instrument and falling interest rates will have a positive effect on the price of a fixed rate debt instrument.
Adjustable rate instruments also react to interest rate change in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including the index chosen, frequency of reset and reset caps or floors, among other factors). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules.
The Fund may, but will not be obligated to, use derivative transactions to reduce its exposure to interest rate fluctuations. A hedge position may not be effective in eliminating all of the risks inherent in any particular position. A hedge may also limit the Fund’s ability to capture gains that it would otherwise attain. The Fund may be exposed to the credit risk of the relevant counterparty in a hedging transaction.
Counterparty, Settlement and Local Intermediary Risk
. From time to time, certain securities markets have experienced operational clearance and settlement problems that have resulted in failed trades. These problems could cause the Fund to miss attractive portfolio investment opportunities or result in the Fund’s liability to third parties by virtue of an inability to perform the Fund’s contractual obligation to deliver securities. In addition, delays and inefficiencies of the local postal, transport and banking systems could result in the loss of portfolio investment opportunities and the loss of funds (including dividends). To the extent that the Fund invests in securities, swaps, derivatives or other over-the-counter
transactions, in certain circumstances, the Fund may take a credit risk with regard to parties with whom it trades and may also bear the risk of transfer, clearance or settlement default. Transactions entered into directly between two counterparties may expose the parties to the risk of counterparty defaults. Such risks may be exacerbated with respect to foreign securities or transactions with foreign counterparties. Certain of the Fund’s transactions may be undertaken through local brokers, banks or other organizations in the countries in which the Fund makes portfolio investments, and the Fund will be subject to the risk of default, insolvency or fraud of such organizations. The collection, transfer and deposit of bearer securities and cash expose the Fund to a variety of risks, including theft, loss and destruction. Finally, the Fund will be dependent upon the general soundness of the banking systems of countries in which portfolio investments will be made.

Evaluating Credit Risk
. Credit ratings of debt obligations or obligors represent the rating agencies’ opinions or estimates regarding their credit quality and are not a guarantee of quality. In addition, rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value. Therefore, such credit ratings may not fully reflect the true risks of an investment. Also, rating agencies may fail to make timely changes to their credit ratings in response to subsequent events, meaning an obligor’s current financial condition may be better or worse than a rating indicates.
Prepayment
. The Fund may purchase loans for which the underlying issuers are not subject to any prepayment penalties, even if an issuer determines to prepay the obligation early during the term of the debt investment. Prepayments on loans may be caused by a variety of factors which are often difficult to predict. If the debt investments that the Fund is invested in are prepaid without any prepayment penalties, loans purchased at a price greater than par may experience a capital loss and the Fund’s ability to achieve its investment objective may be affected.
Refinancing Loans
. The Fund may invest in loans for which most or all of the principal is due at maturity. The ability of the obligor under such loans to make such a large payment upon maturity typically depends upon its ability to refinance the loan prior to maturity. The ability of an obligor to consummate a refinancing will be affected by many factors, including the availability of financing at acceptable rates to such obligor, the financial condition of such obligor, the marketability of the collateral (if any) securing such loan, the operating history of the obligor and related business, tax laws and prevailing general economic conditions. Additionally, middle market obligors generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete and may be unable to obtain financing from public capital markets or from more traditional sources, such as commercial banks. Consequently, such obligor may not have the ability to repay the loan at maturity and, unless it is able to refinance such loan, it could default in payment at maturity, which could result in losses to the Fund (including a decrease in NAV) and, indirectly, to the investors.
Participation on Creditors’ Committees
. Representatives of the Adviser or its affiliates may serve on Creditors’ Committees to negotiate with the management of financially troubled companies that may or may not be in bankruptcy. Adams Street, the Adviser or their affiliates, on behalf of the Fund and other clients, may also seek to negotiate directly with debtors with respect to restructuring issues. Even if Adams Street, the Adviser or their affiliates joins a Creditors’ Committee, there can be no assurance that Adams Street, the Adviser or their affiliates would be successful in obtaining results favorable to the Fund or such other clients in such proceedings, and the Fund may incur significant legal fees and/or other expenses in attempting to do so, as Creditors’ Committees generally consist of many participants, each of which attempts to obtain an outcome that is in its individual best interests. As a result of the Adviser’s service on such Creditors’ Committees, the Fund may be deemed to have duties to other creditors represented by the Creditors’ Committees, which might thereby expose the Fund to liability to such other creditors who disagree with the Adviser’s actions. Furthermore, by the Adviser participating on Creditors’ Committees, the Fund may be contractually obligated to hold the related assets of the Fund even if it would otherwise be in the best interests of the Fund to sell them. In addition, the Adviser and its affiliates or other managed funds or accounts may also have or establish relationships with, and participate in Creditors’ Committees with respect to, obligors (through holding debt obligations issued by such obligors or otherwise) whose loans are held by the Fund, and such debt obligations may have interests different from or adverse to the loans held by the Fund.
No Voting Control
. The Fund’s debt investments will not give the Fund voting control over the equity of obligors. Accordingly, holders of the equity in portfolio investments may make decisions which do not serve the interests of the Fund as a debt investor.
Other Investment Risks
Limited Due Diligence
. Pursuant to its investment strategy, the Fund may acquire stakes in portfolio companies and acquire securities of issuers without direct discussions with the management of such companies or issuers.

Therefore, the due diligence information on which the Fund relies may be difficult to obtain, limited in scope or inaccurate. Further, the Fund may invest in portfolio companies and issuers operating in countries where market and financial information is limited. Formal business plans, financial projections and market analyses may not be available. Public information on such potential portfolio companies may be difficult to obtain or verify. As a result of the foregoing, there can be no assurance that the Fund will be able to detect or prevent potential or existing problems, such as irregular accounting, employee misconduct or other fraudulent practices, during the due diligence phase or during its efforts to monitor the portfolio investment on an ongoing basis. In the event of fraud by any portfolio company or any of its affiliates, the Fund may suffer a partial or total loss of capital invested in that company (and/or decrease in NAV).
Follow-On
Investments
. The Fund may be called upon to provide follow up funding for its portfolio investments or have the opportunity to increase its investment therein. There can be no assurance that the Fund will wish to make follow-on
investments or that the Fund will have sufficient funds to do so. Any decision by the Fund not to make follow on investments or its inability to make them may have a substantial negative impact on an issuer in need of such an investment, may diminish the Fund’s ability to influence such issuer’s future development or may have a substantial negative impact on such issuer.
Risks upon Disposition of Portfolio Investments
. In connection with the disposition of a portfolio investment in an issuer, the Fund may be required to make representations and warranties about the business and financial affairs of such issuer typical of those made in connection with the sale of any business or may be responsible for the contents of disclosure documents under applicable securities laws. The Fund may also be required to indemnify the purchasers of such portfolio investment or underwriters to the extent that any such representations and warranties or disclosure documents turn out to be incorrect, inaccurate or misleading. These arrangements may result in contingent liabilities, which might ultimately have to be funded by the investors.
Difficulty of Bringing Suit or Foreclosure
. The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries. Because the effectiveness of the judicial systems in certain countries in which the Fund may invest varies, the Fund (or any issuer) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to other countries. Further, to the extent that the Fund or an issuer may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Fund invests, there can be no assurance that such courts will enforce such judgment. The laws of other countries lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization and creditors’ rights.
Non-U.S.
Investments Risk
. The Fund’s strategy may involve investing, directly or indirectly, in companies whose principal executive offices or corporate headquarters are, at the time of initial investment, outside of the U.S. Investing in
non-U.S.
securities may involve substantially greater risks than investing in U.S. securities, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various foreign currencies in which the Fund’s
non-U.S.
investments are denominated, and costs associated with conversion of investment principal and income from one currency to another; (ii) differences between the U.S. and
non-U.S.
securities markets, including potential price volatility in and relative illiquidity of some
non-U.S.
securities markets; (iii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements, and differences in government supervision and regulation; (iv) certain economic and political risks, including potential exchange control regulations, potential restrictions on foreign investments and repatriation of capital and the risks associated with political, economic or social instability, diplomatic developments, and the possibility of expropriation or confiscatory taxation; and (v) the possible imposition of
non-U.S.
taxes on income and gains recognized with respect to such securities. While the Adviser will take these factors into consideration in making investment decisions for the Fund and intends to manage the Fund in a manner to minimize exposure to the foregoing risks, there can be no assurance that the Adviser will be able to evaluate the risks accurately or that adverse developments with respect to such risks will not adversely affect the value or realization (and/or NAV) of investments that are held in certain countries.

Emerging Markets Investments Risk
. The Fund may invest in
non-U.S.
securities of issuers in
so-called
“emerging markets” (or lesser developed countries, including countries that may be considered “frontier” markets). Such investments are particularly speculative and entail all of the risks of investing in
non-U.S.
securities but to a heightened degree. “Emerging market” countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Investments in the securities of issuers domiciled in countries with emerging capital markets involve certain additional risks that do not generally apply to investments in securities of issuers in more developed capital markets, such as (i) low or non-existent
trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets; (ii) uncertain national policies and social, political and economic instability, increasing the potential for expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments; (iii) possible fluctuations in exchange rates, differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments; (iv) national policies that may limit the Fund’s investment opportunities such as restrictions on investment in issuers or industries deemed sensitive to national interests; and (v) the lack or relatively early development of legal structures governing private and foreign investments and private property.
Foreign investment in certain emerging market countries may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market issuers and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.
Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging markets have far lower trading volumes and less liquidity than developed markets. Since these markets are often small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions or the actions of a few large investors. In addition, traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely.
Many emerging markets have histories of political instability and abrupt changes in policies and these countries may lack the social, political and economic stability characteristic of more developed countries. As a result, their governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries, including expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments. In the past, governments of such nations have expropriated substantial amounts of private property, and most claims of the property owners have never been fully settled. There is no assurance that such expropriations will not reoccur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected market. Some countries have pervasive corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth. National policies that may limit the Fund’s investment opportunities include restrictions on investment in issuers or industries deemed sensitive to national interests. In such a dynamic environment, there can be no assurances that any or all of these capital markets will continue to present viable investment opportunities for the Fund.

Emerging markets may also have differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments. Sometimes, they may lack or be in the relatively early development of legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some countries with emerging markets may impose differential capital gains taxes on foreign investors.
Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost.
The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation. In addition, communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates.
Foreign Currency Risk
. The Fund may have exposure to companies and funds that are organized or headquartered or have substantial sales or operations outside of the United States, its territories, and possessions, including emerging market countries. Because the Fund may have exposure to securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Adviser may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on the transferability, repatriation or convertibility of currency.
Yield and Ratings Risk
. The yields on debt obligations are dependent on a variety of factors, including general market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Moody’s, S&P and Fitch, which are described in Appendix A to the SAI, represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. Subsequent to its purchase by the Fund, a rated security may cease to be rated. The Adviser will consider such an event in determining whether the Fund should continue to hold the security.
U.S. Debt Securities Risk
. U.S. debt securities generally involve lower levels of credit risk than other types of fixed income securities of similar maturities, although, as a result, the yields available from U.S. debt securities are generally lower than the yields available from such other securities. Like other fixed income securities, the values of U.S. debt securities change as interest rates fluctuate. Any downgrades by rating agencies could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase borrowing costs generally. These events could have significant adverse effects on the economy generally and could result in significant adverse impacts on securities issuers and the Fund. The Adviser cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on the Fund’s portfolio.
Corporate Bonds Risk
. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate and longer term corporate bonds is generally more sensitive to changes in interest rates than is the market value of shorter term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the issuer, such as investors’

perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the marketplace, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in corporate bonds are described elsewhere in this Prospectus in further detail. There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. Corporate bonds of below investment grade quality are often high risk and have speculative characteristics and may be particularly susceptible to adverse issuer-specific developments. Corporate bonds of below investment grade quality are subject to the risks described under “Below Investment Grade Securities Risk.”
Below Investment Grade Securities Risk
. The Fund may invest in securities that are rated, at the time of investment, below investment grade quality (rated Ba/BB or below, or judged to be of comparable quality by the Adviser), which are commonly referred to as “high yield” or “junk” bonds and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due. The value of high yield, lower quality bonds is affected by the creditworthiness of the issuers of the securities and by general economic and specific industry conditions. Issuers of high yield bonds are not perceived to be as strong financially as those with higher credit ratings. These issuers are more vulnerable to financial setbacks and recession than more creditworthy issuers, which may impair their ability to make interest and principal payments. Lower grade securities may be particularly susceptible to economic downturns. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.
Lower grade securities, though often high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The secondary market for lower grade securities may be less liquid than that for higher rated securities. Adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade securities, you could lose money on your investment in the Fund, both in the short-term and the long-term.
The prices of fixed-income securities generally are inversely related to interest rate changes; however, below investment grade securities historically have been somewhat less sensitive to interest rate changes than higher quality securities of comparable maturity because credit quality is also a significant factor in the valuation of lower grade securities. On the other hand, an increased rate environment results in increased borrowing costs generally, which may impair the credit quality of low-grade
issuers and thus have a more significant effect on the value of some lower grade securities. In addition, the current low-rate
environment has expanded the historic universe of buyers of lower grade securities as traditional investment grade-oriented investors have been forced to accept more risk in order to maintain income. As rates rise, these recent entrants to the low-grade
securities market may exit the market and reduce demand for lower grade securities, potentially resulting in greater price volatility.
The ratings of Moody’s, S&P, Fitch and other rating agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Although these ratings may be an initial criterion for selection of portfolio investments, the Adviser also will independently evaluate these securities and the ability of the issuers of such securities to pay interest and principal. To the extent that the Fund invests in lower grade securities that have not been rated by a rating agency, the Fund’s ability to achieve its investment objective will be more dependent on the Adviser’s credit analysis than would be the case when the Fund invests in rated securities.

The Fund may invest in securities rated in the lower rating categories (rated as low as D, or unrated but judged to be of comparable quality by the Adviser). For these securities, the risks associated with below investment grade instruments are more pronounced.
Other Registered Investment Companies Risk
. The Fund may invest in the securities of other registered investment companies to the extent that such investments are consistent with the Fund’s investment objective and permissible under the 1940 Act. Under Section 12(d)(1) of the 1940 Act, unless an exemption is available, the Fund may not acquire the securities of other registered investment companies if, as a result: (i) more than 10% of the Fund’s total assets would be invested in securities of other registered investment companies; (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one registered investment company being held by the Fund; or (iii) more than 5% of the Fund’s total assets would be invested in any one registered investment company. Rule 12d1-4 under the 1940 Act provides an exemption, subject to certain conditions, to permit acquiring funds to invest in the securities of other registered investment companies in excess of the limits of Section 12(d)(1). As a result, certain registered funds and private funds may be more limited in their ability to invest in the Fund under Rule
12d1-4
than they otherwise would be. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including management fees. These expenses will be in addition to the direct expenses incurred by the Fund.
ETF Risk
. The risks of investment in an ETF typically reflect the risks of the types of instruments in which the ETF invests. If the Fund invests in ETFs, Shareholders will bear indirectly their proportionate share of the ETF’s fees and expenses, as well as their share of the Fund’s fees and expenses. As a result, an investment by the Fund in an ETF could cause the Fund’s total operating expenses (taking into account indirect expenses such as the fees and expenses of the ETF) to be higher and, in turn, performance to be lower than if it were to invest directly in the instruments underlying the ETF. The trading in an ETF may be halted if the trading in one or more of the ETF’s underlying securities is halted. In addition, ETFs are susceptible to market trading risks (
i.e.,
the ETF faces market trading risks, including losses from trading in secondary markets and disruption in the creation/redemption process of the ETF).
Other Risks
Bank Failures
. Over the past couple of years, the financial markets have encountered volatility associated with concerns about the balance sheets of banks, especially small and regional banks which may have significant losses associated with investments that make it difficult to fund demands to withdraw deposits and other liquidity needs. Although the federal government announced measures to assist these banks and protect depositors, other banks may be materially and adversely impacted. The Fund’s business is dependent on bank relationships and the Adviser proactively monitors the financial health of such bank relationships. Continued strain on the banking system may adversely impact the Fund’s business, financial condition and results of operations.
Global Economic, Political and Market Conditions
. Social, political, economic and other conditions and events, such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest, create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which companies and their investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Recent examples include pandemic risks related to
COVID-19
(notably, its significant negative impact on economic and market conditions and global supply chains, and the aggressive measures taken worldwide in response by governments and businesses) and geopolitical risks related to Russia’s invasion of Ukraine, the Israel-Hamas war, ongoing conflicts in the Middle East and other geopolitical tensions, hostilities and instability. Uncertainty can result in or coincide with, among other things: increased volatility in the financial markets for securities, derivatives, loans, credit and currency; a decrease in the reliability of market prices and difficulty in valuing assets (including portfolio company assets); greater fluctuations in spreads on debt investments and currency exchange rates; increased risk of default (by both government and private obligors and issuers); further social, economic, and political instability; nationalization of private enterprise; greater governmental involvement in the economy or in social factors that impact the economy; changes to governmental regulation and supervision of the loan, securities, derivatives and currency markets and market participants and decreased or revised monitoring of such markets by governments or self-regulatory organizations and reduced enforcement of regulations; limitations on the activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; the significant loss of liquidity and the inability to purchase, sell and otherwise fund investments or settle transactions (including a market freeze); unavailability of currency hedging techniques; substantial, and in some periods extremely high rates of inflation, which can last many years and have substantial negative effects on credit and securities markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.
In addition, disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. The Fund could be subject to any of the following risks, any of which could have a material adverse effect on the Fund’s business, financial condition, liquidity, and results of operations:

•	Significant changes or volatility in the capital markets may also have a negative effect on the valuations of the Fund’s investments.

•	Significant changes in the capital markets may adversely affect the pace of the Fund’s investment activity and economic activity generally.

•
The illiquidity of the Fund’s investments may make it difficult for the Fund to sell such investments to access capital if required, and as a result, the Fund could realize significantly less than the value at which the Fund has recorded the Fund’s investments.

In addition, current market conditions may make it difficult to obtain indebtedness on favorable terms and any failure to do so could have a material adverse effect on the Fund’s business. The debt capital that will be available to the Fund in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what the Fund would otherwise expect, including being at a higher cost in rising interest rate environments. If the Fund is unable to raise debt, then the Fund’s equity investors may not benefit from the potential for increased returns on equity resulting from leverage and the Fund may be limited in the Fund’s ability to make or fund commitments to the Fund’s portfolio companies and, in turn, could have a material adverse impact on the Fund’s business, operating results and financial condition.
Public Health Risks
. Certain countries have been susceptible to epidemics/pandemics, most recently
COVID-19.
The outbreak of such epidemics/pandemics, together with any resulting restrictions on travel or quarantines imposed, has had and will continue to have a negative impact on the economy and business activity globally (including in the regions in which the Fund will invest), and thereby may adversely affect the performance of the Fund’s investments. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments.
Advancements in Artificial Intelligence and Machine Learning
. The ongoing evolution in artificial intelligence and machine learning technologies (hereinafter, “Machine Learning Technologies”), encompassing initiatives like OpenAI’s deployment of its ChatGPT application, may instigate risks that impact the Fund and the Portfolio Funds. Regardless of existing policies, there exists potential for the Adviser, the Fund’s portfolio companies and Portfolio Funds, and all associated affiliates, partners, members, shareholders, officers, directors, and employees to deploy Machine Learning Technologies in violation of such policies, knowingly or otherwise. The risk exposure for the Fund and the Portfolio Funds may be exacerbated if third-party service providers or any known or unknown counterparts also incorporate Machine Learning Technologies in their business operations.

The Fund cannot ensure absolute control over the development or maintenance of third-party products or the manner in which third-party services are rendered.
The utilization of Machine Learning Technologies may inadvertently involve the integration of confidential data, including sensitive non-public
information, by either third parties in breach of
non-disclosure
agreements, or by employees of the Adviser or the related affiliates and partners in breach of the Fund’s policies. This may result in the confidential information becoming accessible within a dataset by other third-party Machine Learning Technology applications and users. For comprehensive details on risks related to information security, refer to “Cyber Security Risk.”
Machine Learning Technologies inherently depend on the aggregation and examination of vast quantities of data. However, due to practical limitations, it is infeasible to incorporate all pertinent data into the model that Machine Learning Technologies leverage for operation. Consequently, these models will inevitably harbor some degree of inaccuracy and error, potentially significant, or could be otherwise deficient or flawed, thereby compromising the effectiveness of Machine Learning Technologies. To the extent that the Adviser, the Fund and the Portfolio Funds are susceptible to the risks associated with Machine Learning Technologies, any inaccuracies or errors may precipitate adverse impacts.
Machine Learning Technologies and their applications, particularly within the private investment and financial sectors, continue to undergo rapid evolution. Therefore, it remains impossible to accurately foresee future risks that may emerge from such technological advancements.
Cyber Security Risk
. The Adviser, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Fund and/or its investors, despite the efforts of the Adviser and its service providers and counterparties to adopt technologies, processes and practices intended to mitigate these risks and protect the security of their computer systems, software, networks and other technology assets, as well as the confidentiality, integrity and availability of information belonging to the entities comprising the Fund and their investors. For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of, or prevent access to these systems of the Adviser, its service providers, counterparties or data within these systems. Third parties may also attempt to fraudulently induce employees, customers, third-party service providers or other users of the Adviser’s systems to disclose sensitive information in order to gain access to the Adviser’s data. A successful penetration or circumvention of the security of the Adviser’s or its service providers’ or counterparties’ systems could result in the loss or theft of an investor’s data or funds, the inability to access electronic systems, loss or theft of proprietary information or corporate data, physical damage to a computer or network system or costs associated with system repairs. Such incidents could cause the entities comprising the Fund, the Adviser and/or their service providers or counterparties to incur regulatory penalties, reputational damage, additional compliance costs or financial loss. Similar types of operational and technology risks are also present for the investments made by the Fund and the companies in which the Fund directly or indirectly invests, which could have material adverse consequences for such investments and companies, and may cause the Fund’s investments to lose value.
Fund Structure
. Depending on economic, regulatory, tax, business and/or other developments (or the absence of such developments), the Adviser may determine to modify certain aspects of the Fund’s structure, subject to applicable law and any required approvals from the Board and Shareholders. There can be no assurance that economic, regulatory, tax, business and/or other developments will or will not result in a determination by the Adviser to modify the Fund’s structure. Prospective investors should consult with their own counsel and advisors regarding the impact of such potential re-structuring
on an investment in the Fund.
Tax Considerations
. The Fund intends to elect to be treated as, and intends to qualify to be treated as, a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income
and annual distribution requirements. If the Fund fails to qualify as a RIC it will become subject to corporate-level income tax, and the resulting corporate taxes could substantially reduce the Fund’s net assets, the amount of income available for distributions to Shareholders, the amount of distributions and the amount of funds available for new investments. Such a failure would have a material adverse effect on the Fund and the Shareholders. See “Material U.S. Federal Income Tax Considerations.”
Each of the aforementioned ongoing requirements for qualification of the Fund as a RIC requires that the Adviser obtain information from or about the underlying investments in which the Fund is invested. Portfolio Funds and Portfolio Fund Managers may not provide information sufficient to ensure that the Fund qualifies as a RIC under the Code. If the Fund does not receive sufficient information from Portfolio Funds or Portfolio Fund Managers, the Fund risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income.
In order to meet the 90% Gross Income Test (as defined below in “Material U.S. Federal Income Tax Considerations – Qualification and Taxation as a Regulated Investment Company”), the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a subsidiary that is treated as a corporation for U.S. federal income tax purposes. In such a case, any income from such investments is generally not expected to adversely affect the Fund’s ability to meet the 90% Gross Income Test, although such income generally would be subject to U.S. corporate federal income tax (and possibly state and local taxes), which the Fund would indirectly bear through its ownership of such subsidiary. See “Material U.S. Federal Income Tax Considerations – Qualification and Taxation as a Regulated Investment Company.”
If, before the end of any quarter of its taxable year, the Fund believes that it may fail the Diversification Tests (as defined below in “Material U.S. Federal Income Tax Considerations – Qualification and Taxation as a Regulated Investment Company”), the Fund may seek to take certain actions to avert such a failure. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified
assets, may be difficult to pursue because of the limited liquidity of the Fund’s investments. While relevant tax provisions afford a RIC a
30-day
period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified
assets, the constraints on the Fund’s ability to effect a sale of an investment may limit the Fund’s use of this cure period. In certain cases, the Fund may be afforded a longer cure period under applicable savings provisions, but the Fund may be subject to a penalty tax in connection with its use of those savings provisions. If the Fund fails to satisfy the Diversification Tests or other RIC requirements, the Fund may fail to qualify as a RIC under the Code. If the Fund fails to qualify as a RIC, it will become subject to a corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes) and distributions to the Shareholders generally would be treated as corporate dividends. See “Material U.S. Federal Income Tax Considerations - Failure to Qualify as a Regulated Investment Company.” In addition, the Fund is required each December to make certain “excise tax” calculations based on income and gain information that must be obtained from the Portfolio Funds or Portfolio Fund Managers. If the Fund does not receive sufficient information from the Portfolio Funds or Portfolio Fund Managers, it risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income (in addition to the corporate income tax). The Fund may, however, attempt to avoid such outcomes by paying a distribution that is or is considered to be in excess of its current and accumulated earnings and profits for the relevant period (
i.e.,
a return of capital).
In addition, the Fund may directly or indirectly invest in Portfolio Funds located outside the United States. Such Portfolio Funds may be subject to withholding taxes and other taxes in such jurisdictions with respect to their investments. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. A U.S. person generally will not be able to claim a foreign tax credit or deduction for foreign taxes paid by the Fund. Further, adverse United States tax consequences can be associated with certain foreign investments, including potential United States withholding taxes on foreign investment entities with respect to their United States investments and potential adverse tax consequences associated with investments in any foreign corporations that are characterized for U.S. federal income tax purposes as “controlled foreign corporations” or “passive foreign investment companies.”

The Fund may retain some income and capital gains in the future, including for purposes of providing the Fund with additional liquidity, which amounts would be subject to the 4% U.S. federal excise tax to the extent they exceed the Excise Tax Distribution Requirement (as defined below), in addition to the corporate income tax. In that event, the Fund will be liable for the tax on the amount by which the Fund does not meet the foregoing distribution requirement. See “Material U.S. Federal Income Tax Considerations – Qualification and Taxation as a Regulated Investment Company.”
Tax Laws Subject to Change
. It is possible that the current U.S. federal, state, local, or foreign income tax treatment accorded to an investment in the Fund will be modified by legislative, administrative, or judicial action in the future. The nature of additional changes in U.S. federal or
non-U.S.
income tax law, if any, cannot be determined prior to enactment of any new tax legislation, administrative guidance or judicial interpretation. However, such changes could significantly alter the tax consequences and decrease the after tax rate of return of an investment in the Fund, including with retroactive effect. Potential investors therefore should seek, and must rely on, the advice of their tax advisors with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.
Withholding and Other Taxes
. The Fund intends to structure its investments in a manner that is intended to achieve its investment objective and, notwithstanding anything contained herein to the contrary, there can be no assurance that the structure of any investment will be tax efficient for any particular investor or that any particular tax result will be achieved. The returns in respect of the investments may be reduced by withholding or other taxes imposed by jurisdictions in which the investments are organized. In addition, tax reporting requirements may be imposed on investors under the laws of the jurisdictions in which investors are liable to taxation or in which the Fund makes investments. Prospective investors should consult their own professional tax advisors with respect to the tax consequences to them of an investment in the Fund under the laws of the jurisdiction in which they are liable to taxation.
Tax Information Exchange Regimes; FATCA Withholding Tax on Certain
Non-U.S.
Entities
. The United States, pursuant to the “Foreign Account Tax Compliance Act” or “FATCA,” has entered into numerous intergovernmental agreements with various jurisdictions concerning the exchange of information as a means to combat tax evasion. In addition, the Organization for Economic
Co-operation
and Development has published a global Common Reporting Standard for the exchange of information pursuant to which many countries have now signed multilateral agreements. One or more of these information exchange regimes are likely to apply to the Fund and may require the Fund to collect and share with applicable taxing authorities information concerning Shareholders (including identifying information and amounts of certain income allocable or distributable to them). A Shareholder’s failure to provide required information may result in expulsion from the investment structure or other potential remedies. In addition, FATCA generally imposes a withholding tax of 30% on a
non-U.S.
entity’s share of most payments attributable to investments in the United States, including dividends and interest, unless an exception applies. The Fund may be required to withhold such taxes from certain
non-U.S.
Shareholders, unless an exception applies.
Difficulty Paying Distributions
. The Fund may be required to recognize taxable income in circumstances in which it does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (“OID”) (such as debt instruments with PIK, secondary market purchases of debt securities at a discount to par, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by it in the same taxable year.
The Fund anticipates that a portion of its income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discount with respect to debt securities acquired in the secondary market and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit its ability to deduct interest expenses for tax purposes. Because any OID or other amounts accrued will be included in its investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to its Shareholders in order to satisfy annual distribution requirements, even if the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirements necessary to maintain RIC tax treatment under the Code. The Fund may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.
Incentive Fee
. The Incentive Fee payable by the Fund to the Adviser may create an incentive for the Adviser to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement.
Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized, and the Adviser is not obligated to reimburse the Fund for any part of an Incentive Fee it previously received. If a Fund investment with an unrealized gain subsequently decreases in value, it is possible that such unrealized gain previously included in the calculation of an Incentive Fee will never become realized. Thus, the Fund could have paid an Incentive Fee on income or gain the Fund never received. See “Investment Advisory Agreement – Incentive Fee.”
The Incentive Fee is computed and paid on net profits that may include interest that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities, in addition to amounts related to unrealized capital appreciation. If there is a default on an investment by the obligor or such capital appreciation is not ultimately realized, it is possible that amounts previously used in the calculation of the Incentive Fee will become uncollectible, and the Adviser will have no obligation to refund any fees it received in respect of such accrued income. In addition, since in certain cases the Fund may recognize net profits before or without receiving cash representing such net profits and have a corresponding obligation to make an Incentive Fee payment, the Fund may have to sell some of its investments at times it would not consider advantageous, raise additional debt or equity capital or reduce new investments to meet its payment obligations.
Indemnification Obligations and Limited Liability of Directors and Adviser
. None of the Directors, the Adviser or any of their respective affiliates, principals, members, shareholders, partners, officers, directors, employees, agents and representatives (each an “Indemnified Person”) shall have any liability, responsibility or accountability in damages or otherwise to any Shareholder or the Fund for, and the Fund agrees, to the fullest extent permitted by law, to indemnify, pay, protect and hold harmless each Indemnified Person from and against, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, all reasonable costs and expenses of attorneys, defense, appeal and settlement of any and all suits, actions or proceedings instituted or threatened against the Indemnified Persons or the Fund) and all costs of investigation in connection therewith which may be imposed on, incurred by, or asserted against the Indemnified Persons or the Fund in any way relating to or arising out of, or alleged to relate to or arise out of, any action or inaction on the part of the Fund, on the part of the Indemnified Persons when acting on behalf of the Fund or otherwise in connection with the business or affairs of the Fund, or on the part of any agents when acting on behalf of the Fund (collectively, the “Indemnified Liabilities”); provided that the Fund shall not be liable to any Indemnified Person for any portion of any Indemnified Liabilities which results from such Indemnified Person’s willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of his, her or its duties or by reason of his, her or its reckless disregard of his, her or its obligations and duties. Notwithstanding the foregoing, no waiver or release of personal liability of any Indemnified Person will be effective to waive any liabilities of such Indemnified Persons under the U.S. federal securities laws to the extent any such waiver or release is void under Section 14 of the 1933 Act.

Regulatory Scrutiny and Reporting
.
The Fund and the Adviser may be subject to increased scrutiny by government regulators, investigators, auditors and law enforcement officials regarding the identities and sources of funds of investors. In that connection, in the future the Fund may become subject to additional obligations that may affect its investment program, the manner in which it operates and, reporting requirements regarding its investments and investors. Each Shareholder will be required to provide to the Fund such information as may be required to enable the Fund to comply with all applicable legal or regulatory requirements, and each Shareholder will be required to acknowledge and agree that the Fund may disclose such information to governmental and/or regulatory or self-regulatory authorities to the extent required by applicable law or regulation and may file such reports with such authorities as may be required by applicable law or regulation.
Best-Efforts Offering Risk
. This offering is being made on a reasonable best efforts basis, whereby the Distributor is only required to use its reasonable best efforts to offer the Shares and neither it nor any selling agent has a firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base. As a result, the Fund may be unable to achieve its investment objective and a Shareholder could lose some or all of the value of his, her or its investment in the Shares. The Distributor is not an affiliate of the Fund or the Adviser.

POTENTIAL CONFLICTS OF INTEREST
The Adviser is accountable to the Fund as a fiduciary, and, consequently, must operate the Fund prudently, in good faith and in the interest of and for the benefit of the Shareholders. As discussed below, prospective investors should be aware of potential conflicts of interest before investing. By purchasing Shares, each Shareholder will be deemed to have acknowledged the existence of such actual and potential conflicts of interest and to have waived any claim with respect to the existence of such actual and potential conflicts of interest.
Other Managed Funds
. In addition to the Fund, Adams Street, the Adviser or their affiliates currently manage, and expect in the future to manage, additional funds, business development companies and accounts that are permitted to invest in assets eligible for purchase by the Fund (collectively, “Other Managed Funds”). The investment policies, fee arrangements and other circumstances of the Fund may vary from those of Other Managed Funds. When a particular investment would be appropriate for the Fund as well as one or more Other Managed Funds, such investment will be apportioned by Adams Street, the Adviser or their affiliates, as the case may be, in good faith in a manner it determines to be fair and equitable in accordance with the Adviser’s investment allocation policy and in compliance with applicable law. Such apportionment is authorized to take place on other than a pro rata basis depending on Adams Street’s, the Adviser’s or their affiliate’s, as the case may be, good faith determination of all relevant factors, including differing investment objectives, diversification considerations and the terms of the relevant documents. The Other Managed Funds will not be obligated to share any investment opportunity with the Fund. Similar good faith apportionment principles will apply, as necessary, in dispositions of an investment held by the Fund and one or more Other Managed Funds. All of the foregoing procedures could in certain circumstances adversely affect the price paid or received by the Fund or the size of the position purchased or sold by the Fund (including prohibiting the Fund from purchasing a position) or may limit the rights that the Fund may exercise with respect to an investment. In addition, subject to applicable law, the Fund is authorized to invest in portfolio companies in which Other Managed Funds invest, either concurrently with the Fund or subsequent or prior to the investment by the Fund. Adams Street, the Adviser or their affiliates are authorized from time to time to incur expenses in connection with investments to be made on behalf of the Fund and Other Managed Funds, including investments that are not consummated. Adams Street, the Adviser or their affiliates will attempt to allocate such expenses on a basis they consider to be equitable. In other circumstances, the Fund will incur diligence, research or other expenses in connection with an investment that the Fund passes on, but that ultimately is made by an Other Managed Fund. Diligence or research undertaken on behalf of the Fund has the potential to provide Adams Street, the Adviser or their affiliates with information with respect to individual investments or to the market more generally, that is used by Adams Street, the Adviser or their affiliates for the benefit of Other Managed Funds or other advisory clients; however, in such cases, the Fund generally will not be compensated or reimbursed for relevant expenses.
The Adviser is authorized to determine, in its sole discretion and in accordance with the Adviser’s investment allocation policy, that the Fund should participate in certain types of investments. The Fund will only participate in investments that meet the Adviser’s return expectation for the Fund and that are in line with portfolio construction considerations for the Fund. Other Managed Funds may determine to participate in such investments, may determine to participate only where certain criteria are met or may determine not to participate in such investments at all.
Subject to applicable law, the Fund is permitted to take a different position in portfolio companies in which an Other Managed Fund or other client has invested (
e.g.,
where the Fund purchases a different class of debt or equity in a portfolio company in which an Other Managed Fund holds debt). In such event, the Fund and such Other Managed Fund have potentially conflicting interests because they are investing in different classes of investments of the same portfolio company. If, for example, the portfolio company in which the Fund has a subordinated investment and in which such Other Managed Fund has an equity or senior debt investment becomes distressed or defaults on its obligations under the subordinated investment, Adams Street, the Adviser or their affiliates, as the case may be, expect to have conflicting loyalties between their respective duties to the

Other Managed Fund, the Fund, certain of their respective other affiliates and the portfolio company. In that regard, actions are permitted to be taken for such Other Managed Fund that are adverse to the Fund, or actions may or may not be taken by the Fund due to such Other Managed Fund’s investment, which action or failure to act has the potential to be adverse to the Fund. There can be no assurance that the terms of or the return on the Fund’s investment will be equivalent to or better than the terms of or the returns obtained by the Other Managed Funds participating in the transaction. In addition, it is possible that in a bankruptcy proceeding the Fund’s interest has the potential to be subordinated or otherwise adversely affected by virtue of such Other Managed Fund’s involvement and actions relating to its investment. This has the potential to result in loss or substantial dilution of the Fund’s investment (and/or affect NAV) while the Other Managed Funds recover all or part of the amounts due to them.
Certain of the Fund’s executive officers and Directors, and the employees of the Adviser or its affiliates, serve or may serve as officers, directors, trustees or principals of entities that operate in the same or a related line of business as the Fund or Other Managed Funds. As a result, they have obligations to investors in those entities, the fulfilment of which might not be in the best interests of the Fund or its Shareholders. In addition, certain employees of the Adviser and their management face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Adams Street funds. The management of Other Managed Funds is expected from time to time to require the devotion of a significant amount of time of the Adviser and its investment professionals, agents and employees. Actual or potential conflicts of interest may arise in allocating management time, services or functions among such Other Managed Funds, including Other Managed Funds that may have the same or similar type of investment strategy as the Fund.
Transactions with Other Accounts, Managed Funds, the Adviser and its Affiliates
. The
Co-Investment
Exemptive Order permits the Fund, the Adviser and other related entities to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) and the rules under the 1940 Act. From time to time, subject to applicable law and any terms and conditions of the
Co-Investment
Exemptive Order, the Fund may
co-invest
with Other Managed Funds in investments that are suitable for both the Fund and such Other Managed Funds. Even if the Fund and any such Other Managed Funds and/or co-investment
or other vehicles invest in the same securities, conflicts of interest may still arise. An inability to receive the desired allocation to potential investments may affect the Fund’s ability to achieve the desired investment returns.
In the event investment opportunities are allocated among the Fund and Other Managed Funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although the Adviser endeavors to allocate investment opportunities in a fair and equitable manner, the Fund is not generally permitted to co-invest
in any issuer in which a fund managed by the Adviser, including Other Managed Funds, or any of its downstream affiliates (other than the Fund and its downstream affiliates) currently has an investment.
The Fund may
co-invest
with funds managed by the Adviser or any of its downstream affiliates, provided that such investments are not prohibited by Section 17(d) of the 1940 Act, or interpretations of Section 17(d) as expressed in SEC no-action
letters or other available guidance or unless made in accordance with the
Co-Investment
Exemptive Order.
The Fund may invest in Portfolio Funds in which the Adviser and/or its affiliates (including, to the extent permitted by applicable law, Other Managed Funds) has an investment, and the Adviser and/or its affiliates may invest in Portfolio Funds in which the Fund has made an investment. From time to time, the Fund and Other Managed Funds may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. Such investments inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. The Adviser has adopted procedures governing the co-investment
in securities acquired in private placements with certain clients of the Adviser.

Adviser Affiliates May Engage in Adverse Activities
. Certain affiliates of the Adviser or other funds or clients of the Adviser may have relationships with certain Fund Investments. Such affiliates may take actions that are detrimental to the interests of the Fund in such Portfolio Funds or portfolio companies.
The Adviser, its affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund’s investments may be negatively impacted by the activities of the Adviser and its affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
The Adviser may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party’s interests in the transaction would generally be adverse to the interests of the Fund, and such party would have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Adviser or its affiliates. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Adviser affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.
By reason of the various activities of the Adviser and its affiliates, the Adviser and such affiliates may acquire confidential or material non-public
information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Management Fee and Incentive Fee Arrangements
. The Adviser is paid a fee based on a percentage of the Fund’s net assets. The participation of the Adviser’s investment professionals in the valuation process therefore results in a conflict of interest. The Adviser also has a conflict of interest in deciding whether to cause the Fund to invest in more speculative investments or financial instruments, which increase the assets or profits of the Fund and, accordingly, the Management Fee or Incentive Fee payable by the Fund to the Adviser. Certain Other Managed Funds pay the Adviser or its affiliates performance-based compensation, which could create an incentive for the Adviser or its affiliate to favor such investment fund or account over the Fund.
Conflicts Associated with Fee Arrangements with Portfolio Funds and Fund Investments
. In certain cases, the Adviser or its affiliates may enter into arrangements with a Portfolio Fund Manager under which the Portfolio Fund Manager agrees to rebate a portion of its management fee or make other fee payments in connection with an investment in the Portfolio Fund by an investment vehicle managed or sponsored by the Adviser or its affiliates. To the extent any such rebates or payments relate to the Fund’s investment in a Portfolio Fund, the Fund will receive the economic benefit of such rebate or payment. However, to the extent the Adviser, in its sole discretion, determines that such an arrangement is not permissible or appropriate for the Fund, other vehicles managed by the Adviser or its affiliates may nonetheless participate in the rebate or repayment. Affiliates of the Adviser may receive and retain these payments with respect to other investment vehicles in consideration of, or to defray the cost of, services provided by such affiliates.
In limited instances, the Fund also may be entitled to certain payments or other remuneration as a result of a Fund Investment (
e.g.,
allocable portions of remuneration paid to employees of the Adviser or its affiliates for their service on the board of a Fund Investment or portfolio company thereof). The Fund may receive the economic benefit of such payment or other remuneration either through an offset or reduction of the Management Fee or a payment directly to the Fund.
The receipt of these payments by the Adviser or its affiliates could incentivize the Adviser to participate in such Fund Investments or could enhance the likelihood that such payments will be made.

Portfolio Fund Valuation May be Affected by Compensation Arrangements
. If a Portfolio Fund calculates its compensation on the value of the Portfolio Fund’s assets, the Portfolio Fund’s manager may exercise discretion in assigning values to the Portfolio Fund’s investments. These factors can create a conflict of interest because the value assigned to an investment may affect the management fee at the Portfolio Fund level. If there is a difference in the management fee required to be paid, the Portfolio Fund’s documents generally do not require the Portfolio Fund’s manager to return past management fees, although claw-back provisions in a Portfolio Fund’s documents may permit the recovery of excess carried interest distributions.
Potential Conflicts of Interest at the Portfolio Fund Level
. Each Portfolio Fund may become involved in activities in which there is a potential conflict between the interests of Portfolio Fund investors, like the Fund, and the Portfolio Fund’s management. Typically, Portfolio Funds will have an investor’s committee with some degree of supervision over potential conflicts, although there can be no assurance that such committee, or other conflict of interest provisions of a Portfolio Fund’s governing documents, will be effective.
Proxy Voting
. The Adviser has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Adviser believes such voting decisions to be in accordance with its fiduciary obligations.
MANAGEMENT OF THE FUND
Board of Directors
The Role of the Board
The Board is responsible for the overall business and affairs of the Fund, including supervision of the duties performed by the Adviser. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the Adviser, have responsibility for the day-to-day
management and operation of the Fund. The Board does not have responsibility for the day-to-day
management of the Fund, and its oversight role does not make the Board a guarantor of the Fund’s investments or activities. The Board has appointed various employees of Adams Street as officers of the Fund with responsibility to monitor and report to the Board on the Fund’s operations. In conducting its oversight, the Board receives regular reports from these officers and from other senior officers of the Adviser or its affiliates regarding the Fund’s operations.
Board Structure and Committees
As required by the 1940 Act, a majority of the Directors are Independent Directors. The Independent Directors exercise their informed business judgment to appoint an individual of their choosing to serve as Chair of the Board, regardless of whether the Director happens to be independent or a member of management. The appointment of James Walker as Chair reflects the Independent Directors’ belief that the Board’s leadership structure, in which the Chair is an interested person of the Fund, is appropriate in light of the specific characteristics and circumstances of the Fund, including, but not limited to: (i) the Board’s oversight role; (ii) the Board’s size and the cooperative working relationship among the Independent Directors and among all Directors; and (iii) the extent to which the day-to-day operations of the Fund are conducted by Fund officers and employees of the Adviser. The Independent Directors believe that they can act independently and effectively without having an Independent Director serve as Chair and that a key factor for assuring that they are in a position to do so is for the Directors who are independent of the Adviser to constitute a majority of the Board. The Board has established two standing committees: an Audit Committee and a Nominating and Governance Committee.
The Board has formed an Audit Committee composed of all of the Independent Directors, the functions of which are: (i) to oversee the Fund’s accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Fund’s service providers; (ii) to oversee the quality and objectivity of the Fund’s financial statements and the independent audit of those statements; (iii) to assist the Board in selecting the Fund’s independent registered public accounting firm, to directly supervise the compensation and performance of such independent registered public accountants and generally to act as a liaison between the independent registered public accountants and the Board; and (iv) to review and, as appropriate, approve in advance non-audit
services provided by such independent registered public accountants to the Fund, the Adviser, and, in certain cases, other affiliates of the Fund.
The Board has formed a Nominating and Governance Committee composed of all of the Independent Directors, whose function, subject to the oversight of the Board, is to select and nominate persons for elections or appointment by the Board as Directors of the Fund. The Nominating and Governance Committee will act in accordance with the Fund’s nominating and governance committee charter. The Nominating and Governance Committee may consider nominees recommended by Shareholders.
Board Oversight of Risk Management
As part of its oversight function, the Board receives and reviews various reports relating to risk management. Because risk management is a broad concept comprised of many different elements (including, among other things, investment risk, valuation risk, credit risk, compliance and regulatory risk, business continuity risk and operational risk), Board oversight of different types of risks is handled in different ways. For example, the full Board could receive and review reports from senior personnel of the Adviser (including senior compliance, financial reporting and investment personnel) or their affiliates regarding various types of risks, such as operational, compliance and investment risk, and how they are being managed. The Audit Committee may participate in the oversight of risk management in certain areas, including meeting with the Fund’s financial officers and with the Fund’s independent public auditors to discuss, among other things, annual audits of the Fund’s financial statements and the auditor’s report thereon and the auditor’s annual report on internal control.
Board of Directors and Officers
Any vacancy on the Board may be filled by the remaining Directors, except to the extent the 1940 Act requires the election of Directors by Shareholders. The Fund’s officers are appointed by the Directors and oversee the management of the day-to-day
operations of the Fund under the supervision of the Board. All of the officers of the Fund are directors, officers or employees of the Adviser or its affiliates. To the fullest extent allowed by applicable law, including the 1940 Act, the LLC Agreement indemnifies the Directors and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.
The name and business address of the Directors and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
The Adviser
Adams Street Advisors, LLC, located at One North Wacker Drive, Suite 2700, Chicago, IL 60606, serves as the investment adviser to the Fund. The Adviser is registered as an investment adviser under the Advisers Act, and is a subsidiary of Adams Street. As of December 31, 2025, Adams Street’s total assets under management were approximately $65 billion.
Portfolio Management
The personnel of the Adviser who have primary responsibility for management of the Fund are Joseph Goldrick, Michael Taylor and Jian Zhang (the “Portfolio Managers”). The Fund’s Portfolio Managers, along with other members of Adams Street’s Investment Committees and Investment Strategy and Risk Management team, are responsible for overseeing the Fund, which formulates investment guidelines for the Fund and approves all acquisitions, dispositions and financing decisions. Adams Street has five Investment Committees that are involved in the diligence and selection of Fund Investments, and Adams Street’s Investment Strategy and Risk Management team is highly involved in all aspects of portfolio construction and perform quantitative analyses used to assess portfolio construction decisions.
Messrs. Goldrick and Taylor and Ms. Zhang have served as the Fund’s Portfolio Managers since it commenced operations as a registered investment company.
Joseph Goldrick
is a Partner in Adams Street’s Secondaries team and responsible for the day-to-day
management of the Fund and its investments jointly with Mr. Taylor and Ms. Zhang. Prior to joining Adams Street in 2006, Mr. Goldrick was an investment banking analyst with Robert W. Baird & Co. where he worked on a variety of corporate advisory assignments for middle-market companies in the business services and technology sectors. Mr. Goldrick also previously held positions with the City of Chicago Office of Budget and Management and Nuveen Investments, LLC. Mr. Goldrick received his MBA from the University of Chicago Booth School of Business and BBA from the University of Notre Dame.
Michael Taylor
is a Partner in Adams Street’s
Co-Investment
team and responsible for the
day-to-day
management of the Fund and its investments jointly with Mr. Goldrick and Ms. Zhang. Prior to joining Adams Street in 2012, Mr. Taylor worked at Bank of America Merrill Lynch as an Investment Banking Analyst within their Global Industrials Group, focusing on the automotive sector. Mr. Taylor received his MBA from the University of Pennsylvania, The Wharton School and BA from Amherst College.
Jian Zhang
is a Partner in Adams Street’s Investment Strategy and Risk Management team and responsible for the day-to-day
management of the Fund and its investments jointly with Messrs. Goldrick and Taylor. Prior to joining Adams Street in 2012, Ms. Zhang spent eight years building and managing quantitative strategies that invest in global equity markets at UBS Global Asset Management. Before this role, Ms. Zhang worked as a quantitative research analyst with Ronin Capital LLC. Ms. Zhang received her PhD from the University of Chicago, BS and MS from the University of Oslo and Diploma from the Beijing University. Ms. Zhang is also a member of the CFA Institute and the CFA Society of Chicago.
The SAI provides additional information about the compensation of the Fund’s primary portfolio managers, other accounts managed by them and their ownership of any Shares of the Fund.

INVESTMENT ADVISORY AGREEMENT
The Adviser, subject to the overall supervision of the Board, provides certain investment advisory and administrative services to the Fund pursuant to an Investment Advisory Agreement between the Fund and the Adviser. The Directors have engaged the Adviser to provide investment advice to, and manage the day-to-day
business and affairs of, the Fund under the ultimate supervision of, and subject to any policies established by, the Board. The Adviser invests the Fund’s assets and regularly monitors the Fund’s portfolio, subject in each case to the ultimate supervision of, and any policies established by, the Board.
Management Fee
In consideration of the advisory services provided by the Adviser, the Fund pays the Management Fee to the Adviser. The Management Fee is payable monthly in arrears at an annual rate of 1.00% based on the value of the Fund’s net assets calculated and accrued monthly as of the last business day of each month. For purposes of determining the Management Fee: (i) the Fund’s net assets means its total assets less liabilities determined on a consolidated basis in accordance with GAAP; and (ii) the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee and Incentive Fee, if any, payable to the Adviser or to any purchases or repurchases of Shares or any distributions by the Fund. The Management Fee is payable in arrears within five (5) business days after the completion of the NAV computation for the month. The Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund.
The Management Fee for any partial period will be appropriately prorated based on the actual number of days elapsed relative to the total number of days in such calendar month.
Incentive Fee
At the end of each calendar quarter of the Fund, the Adviser is entitled to receive an Incentive Fee equal to 10% of the difference, if any, of (i) the net profits of the Fund for the relevant period over (ii) the balance, if any, of the Loss Recovery Account.
For the purposes of the Incentive Fee and Loss Recovery Account, the term “net profits” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the end of such quarter, (B) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (C) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP exceeds (ii) the sum of (X) the NAV of the Fund as of the beginning of such quarter and (Y) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment through the DRIP of dividends paid, or other distributions made, by the Fund through the DRIP).
The Fund maintains the Loss Recovery Account, which had an initial balance of zero and is (i) increased upon the close of each calendar quarter of the Fund by the amount of the net losses of the Fund for the quarter, before giving effect to any repurchases or distributions for such quarter, and (ii) decreased (but not below zero) upon the close of each calendar quarter by the amount of the net profits of the Fund for the quarter. For purposes of the Loss Recovery Account, the term “net losses” shall mean the amount by which (i) the sum of (A) the NAV of the Fund as of the beginning of such quarter and (B) the aggregate issue price of Shares of the Fund issued during such quarter (excluding any Shares of such class issued in connection with the reinvestment of dividends paid, or other distributions made, by the Fund through the DRIP) exceeds (ii) the sum of (X) the NAV of the Fund as of the end of such quarter, (Y) the aggregate repurchase price of all Shares repurchased by the Fund during such quarter and (Z) the amount of dividends and other distributions paid in respect of the Fund during such quarter and not reinvested in additional Shares through the DRIP. For purposes of the “net losses” calculation, the NAV shall include unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses).

For the avoidance of doubt, any change in the NAV of the Fund directly as a result of subscriptions or repurchases during each measurement period is not included for purposes of the “net profits” or “net losses” calculations. Shareholders of the Fund will benefit from the Loss Recovery Account in proportion to their holdings of Shares, although such benefit may vary depending on when a Shareholder purchases or redeems Shares and the balance in the Loss Recovery Account at such time.
The Adviser does not return to the Fund amounts paid to it on net profits that the Fund has not yet received in cash if such amounts are not ultimately received by the Fund in cash. If the Fund does not ultimately receive amounts in cash, a loss would be recognized, which would increase the amount of the Loss Recovery Account and reduce future Incentive Fee payments.
Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized, and the Adviser is not obligated to reimburse the Fund for any part of an Incentive Fee it previously received. If a Fund investment with an unrealized gain subsequently decreases in value, it is possible that such unrealized gain previously included in the calculation of an Incentive Fee will never become realized. Thus, the Fund could have paid an Incentive Fee on income or gain the Fund never received.
Involvement of Affiliates
The Adviser has entered into a resource sharing agreement (the “Resource Sharing Agreement”) with Adams Street, pursuant to which Adams Street provides the Adviser with experienced investment professionals and access to the resources of Adams Street so as to enable the Adviser to fulfill its obligations under the Investment Advisory Agreement. Through the Resource Sharing Agreement, the Adviser intends to capitalize on the significant experience of Adams Street’s investment professionals. In addition, certain
non-U.S.
affiliates of the Adviser that are not registered with the SEC under the Advisers Act have agreed, pursuant to personnel sharing agreements with the Adviser, to make certain of their personnel available to provide certain services, not including discretionary portfolio management services, to the Adviser.
Investment Advisory Agreement and Reimbursement Arrangements
The services of all investment professionals and staff of the Adviser and its affiliates, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Adviser and its affiliates. The Fund bears all other costs and expenses of its operations and transactions as set forth in the Investment Advisory Agreement.
In addition to the fees and expenses to be paid by the Fund under the Investment Advisory Agreement, the Adviser and its affiliates are entitled to reimbursement by the Fund of the Adviser’s and its affiliates’ cost of providing the Fund with certain non-advisory
services. If persons associated with the Adviser or any of its affiliates, including persons who are officers of the Fund, provide accounting, legal, clerical, compliance or administrative and similar oversight services to the Fund at the request of the Fund, the Fund reimburses the Adviser and its affiliates for their costs in providing such accounting, legal, clerical, compliance or administrative and similar oversight services to the Fund (which costs may include an allocation of overhead including rent and the allocable portion of the salaries and benefits of the relevant persons and their respective staffs, including travel expenses), using a methodology for determining costs that is subject to oversight by the Board. If the Adviser or its affiliates seek reimbursements of such costs, such action may cause the Fund’s expenses to be higher than the expenses shown herein, perhaps by a material amount. The Adviser may, in its sole discretion, waive or not seek reimbursement for accounting, legal, clerical or administrative services to the Fund.
The Investment Advisory Agreement was initially approved by the Board (including a majority of the Independent Directors) at a meeting held on March 27, 2025. The Investment Advisory Agreement is terminable without penalty, on sixty (60) days’ prior written notice: by a majority vote of the entire Board; by vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; or by the Adviser. After the initial term of two years, the Investment Advisory Agreement may continue in effect from year to year if such continuance is approved annually by either the Board or the vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person (or as otherwise permitted by the SEC) at a meeting called for the purpose of voting on such approval. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.
The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Fund, the Adviser, its directors, officers or employees and its affiliates, successors or other legal representatives will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by such person or any sub-adviser
in connection with the performance of services to the Fund. The Investment Advisory Agreement also provides that the Fund will indemnify, to the fullest extent permitted by law, the Adviser and its directors, officers or employees and their respective affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which such person may be liable which arise in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of its duties to the Fund.
The Adviser has entered into the Expense Limitation Agreement with the Fund, pursuant to which the (i) Adviser has agreed to waive fees that it would otherwise be paid and/or (ii) Adviser, or an affiliate thereof, has agreed to assume expenses of the Fund if required to ensure the annual operating expenses of the Fund, excluding the Excluded Expenses, do not exceed 0.85% per annum of the average monthly net assets of each class of Shares. With respect to each class of Shares, the Fund agrees to repay to the (i) Adviser any fees waived under the Expense Limitation Agreement and/or (ii) Adviser, or an affiliate thereof, any expenses reimbursed in excess of the Expense Limitation Agreement for such class of Shares, provided the repayments do not cause annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser or its affiliate, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser or its affiliate incurred the expense. The Expense Limitation Agreement has an initial term ending on July 1, 2026, one year from the effective date of the Fund’s initial Prospectus, and the Adviser may determine to extend the term for a period of one year on an annual basis, subject to the approval by the Board, including a majority of the Independent Directors. The Expense Limitation Agreement may not be terminated by the Adviser during the initial term; rather, only the Board may terminate the Expense Limitation Agreement during the initial term.
A discussion regarding the basis for the approval by the Board of the Investment Advisory Agreement is available in the Fund’s Semi-Annual Report to Shareholders for the six months ended September 30, 2025.

NET ASSET VALUATION
The Fund calculates its NAV as of: (i) the close of business on the last business day of each month and in connection with the Fund’s offer to purchase Shares; (ii) on each date that Shares are to be repurchased; (iii) the date of any distribution; and (iv) at such other times as the Board shall determine (each, a “Determination Date”). Pursuant to Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as its “valuation designee” to perform fair value determinations in good faith for investments held by the Fund without readily available market quotations, subject to the oversight of the Board and in accordance with the Adviser’s valuation policy and procedures. In determining the Fund’s NAV, the Adviser will value the Fund’s investments as of the relevant Determination Date. The NAV of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund (including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund), each determined as of the relevant Determination Date. The NAVs of Class S, Class D, Class I and Class M Shares will be calculated separately based on the fees and expenses applicable to each class. It is expected that the NAV of each class will vary over time as a result of the differing fees and expenses applicable to each class.
The value of the Fund’s assets will be based on information reasonably available at the time the valuation is made and that the Adviser believes to be reliable. The Adviser generally will value the Fund’s investments in accordance with Accounting Standards Codification Topic 820 of the Financial Accounting Standards Board (“ASC 820”).
Securities that are listed or traded on a national exchange are valued at the last quoted sale price. Likewise, equity securities that are traded on NASDAQ are valued at the NASDAQ official closing price if the securities are traded on the Determination Date. If securities are listed on more than one exchange, and if the securities are traded on the Determination Date, they are valued at the last quoted sale price on the exchange on which the security is principally traded. If there is no sale of the security on the Determination Date, the Fund values the securities at the last reported sale price, unless the Adviser’s valuation committee believes such price no longer represents the fair market value and elects to value the security at fair value pursuant to the Adviser’s valuation policy and procedures. If the validity of such quoted prices appears to be questionable or if such quoted prices are not readily available, then the securities are valued at fair value pursuant to the Adviser’s valuation policy and procedures.
Debt instruments for which market quotations are readily available are typically valued using such market quotations. In validating market quotations, the Adviser considers different factors such as the source and the nature of the quotation in order to determine whether the quotation represents fair value.
For debt and equity securities which are not publicly traded or for which market prices are not readily available (unquoted investments), the fair value is determined in good faith by the Adviser. In determining the fair values of these investments, the Adviser applies generally accepted valuation approaches and methods for fair value measurement. The approaches that may be utilized include, but are not limited to, (i) a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business), or (ii) an income approach, which uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The foregoing approaches are not exhaustive, and other methodologies may be employed as appropriate. In order to determine a fair value, these methods are applied to the latest information provided by the underlying portfolio companies, investment sponsors or other business counterparties.
The Fund values portfolio securities for which market quotations are readily available at the last reported sales price or official closing price on the primary market or exchange on which they trade. Generally, trading in U.S. government securities and money market instruments is substantially completed each day at various times prior to the close of business on the New York Stock Exchange. The values of such securities used in computing the Fund’s NAV are determined as of such times.

The Adviser generally values the Fund’s investment in Portfolio Funds and certain Direct Investments using the “practical expedient” in accordance with ASC 820. Portfolio Funds generally are valued based on the latest NAV reported by a Portfolio Fund Manager or GP, which the Adviser expects to receive by way of capital account, financial or other statements provided by the Portfolio Fund Manager or GP on a periodic basis.
Similarly, many Direct Investments generally are valued based on the valuation information provided by the lead or sponsoring private investors. If the NAV of an investment in a Portfolio Fund or Direct Investment is not available at the time the Adviser is calculating the Fund’s NAV, the most recently provided valuation information about such investment is typically adjusted by the Adviser pursuant to the Adviser’s valuation procedures to estimate the fair value, on a monthly basis, of the interests in such Portfolio Fund or Direct Investment, as described below. To the extent the Adviser is either unable to utilize the practical expedient under ASC 820, or where the Adviser determines that use of the practical expedient is not appropriate as it will not result in a price that represents the current value of an investment, the Adviser will make a fair value determination of the value of the investment.
In making a fair valuation determination, the Adviser considers the most recent reported value for the Portfolio Fund or Direct Investment by the Portfolio Fund Manager or lead or sponsoring private investors and review any available cash flows since the reference date of the last NAV for a Portfolio Fund or Direct Investment received by the Adviser until the Determination Date. Such cash flows are recognized by (i) adding the nominal amount of the investment related capital calls and (ii) deducting the nominal amount of investment related distributions from the NAV as reported by the Portfolio Fund Manager or lead or sponsoring private investors.
In addition to tracking the NAV plus related cash flows of Portfolio Funds or Direct Investments, the Adviser also intends to track relevant broad-based and issuer (or fund) specific valuation information relating to the assets held by each Portfolio Fund or Direct Investment that is reasonably known and available at the time the Fund is calculating its NAV. The Adviser considers such information and may conclude in certain circumstances that the information provided by the Portfolio Fund Manager or lead or sponsoring private investors does not represent the fair value of a particular asset held by a Portfolio Fund or Direct Investment. If the Adviser were to conclude in good faith that the latest NAV reported by a Portfolio Fund Manager or lead or sponsoring private investors does not represent fair value (
e.g.
, there is more current information regarding a portfolio asset which significantly changes its fair value), the Adviser will make a corresponding adjustment to reflect the current fair value of such asset within such Portfolio Fund or Direct Investment. In determining the fair value of assets held by Portfolio Funds or Direct Investments, the Adviser applies valuation methodologies as described above.
Determining fair value involves subjective judgments, and it is possible that the fair value determined by the Adviser for an investment may differ materially from the value that could be realized upon the ultimate sale of the investment. There is no single standard for determining fair value of an investment. Rather, in determining the fair value of an investment for which there are no readily available market quotations, the Adviser may consider pre-acquisition
and annual financial reporting summaries from a Portfolio Fund, comparable company multiples and several factors, including fundamental analytical data relating to the investment, the nature and duration of any restriction on the disposition of the investment, the cost of the investment at the date of purchase, the liquidity of the market for the investment, the price of such investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the investment to be valued in recent verifiable transactions. Fair value prices are estimates, and there is no assurance that such a price will be at or close to the price at which the investment is next quoted or next trades.
Prospective investors should be aware that there can be no assurance that the valuation of interests in Portfolio Funds or Direct Investments as determined under the procedures described above will in all cases be accurate to the extent that the Adviser does not generally have access to all necessary financial and other information relating to the Portfolio Funds or Direct Investments to determine independently the NAV of the Fund’s interests in those Portfolio Funds or Direct Investments. The results of the Adviser’s fair valuation of securities whose market value is not readily ascertainable are based upon the Adviser’s assessment of the fair value of such securities.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available, the fair values of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund.
The Adviser may use independent pricing services to assist in calculating the value of the Fund’s investments. Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a recognized pricing service.
The Adviser and its affiliates act as investment advisers to other clients that may invest in securities or other assets for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security or other asset owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.
Expenses of the Fund, including the Management Fee, are accrued on a monthly basis on the Determination Date and taken into account for the purpose of determining the Fund’s NAV.
Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV and the Fund if the judgments of the Adviser regarding appropriate valuations should prove incorrect.
ELIGIBLE INVESTORS
Although the Shares are registered under the 1933 Act, the Shares are sold only to persons or entities that are “qualified clients,” as defined in Rule
205-3
under the Advisers Act.
In addition, Shares are generally being offered pursuant to this Prospectus only to such investors who are either U.S. persons for U.S. federal income tax purposes or
non-U.S.
persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions. The qualifications required to invest in the Fund are in subscription documents that must be completed by each prospective investor.
Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisors in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus and the LLC Agreement before deciding to invest in the Fund.
PLAN OF DISTRIBUTION
Distributor
Foreside Fund Services, LLC, with its principal place of business at Three Canal Plaza, Suite 100, Portland, ME 04101, acts as the distributor of the Shares, pursuant to a distribution agreement (the “Distribution Agreement”), on a reasonable best efforts basis, subject to various conditions. Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased. Pursuant to the Distribution Agreement, the Distributor shall pay its own costs and expenses connected with the offering of Shares. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. The indemnification will not apply to actions of the Distributor in cases of its willful misfeasance, bad faith, breach of confidentiality or gross negligence in the performance of its duties under the Distribution Agreement or by reason of its reckless disregard of its obligations under the Distribution Agreement.

After the initial term of two years, the Distribution Agreement will continue in effect with respect to the Fund for successive one-year
periods, provided that each such continuance is specifically approved by a majority of the entire Board cast in person at a meeting called for that purpose or by a majority of the outstanding voting securities of the Fund and, in either case, also by a majority of the Independent Directors.
The Distributor may retain additional selling agents or other financial intermediaries to place Shares. Such selling agents or other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. See “Purchasing Shares.”
The Fund may also pay fees to financial intermediaries for
sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose Shares are held in, as applicable, omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.
The Adviser, or its affiliates, may pay additional compensation out of its own resources (
i.e.,
not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of Shares. The additional compensation may differ among selling agents or financial intermediaries in amount or in the method of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. Payments may be one-time payments or may be ongoing payments. As a result of the various payments that financial intermediaries may receive from the Adviser or its affiliates, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
Distribution and Servicing Plan
The Fund has adopted a Distribution and Servicing Plan for its Class S, Class D and Class M Shares to pay to the Distributor a Distribution and Servicing Fee to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own such Shares. These activities include marketing and other activities primarily intended to result in the sale of Class S, Class D and Class M Shares and activities related to administration and servicing of Class S, Class D and Class M accounts. The Distribution and Servicing Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act, which regulates the manner in which an
open-end
investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end
investment company, it has undertaken to comply with the terms of Rule
12b-1,
as required under the terms of the Multi-Class Exemptive Order, permitting the Fund to, among other things, issue multiple classes of Shares.
Under the Distribution and Servicing Plan, Class S, Class D and Class M Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.75%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class, to be calculated as of the beginning of the first calendar day of each applicable month, and payable quarterly in arrears. The Distribution and Servicing Fee is paid out of the relevant class’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to such class. For purposes of determining the Distribution and Servicing Fee, the Fund’s NAV is calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Because the Distribution and Servicing Fee is paid out of the Fund’s assets on an on-going
basis, over time these fees will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges, if applicable. Class I Shares are not subject to a Distribution and Servicing Fee and do not bear any expenses associated therewith.

PURCHASING SHARES
The following section provides basic information about how to purchase Shares of the Fund. The Distributor acts as the distributor of the Shares of the Fund on a reasonable best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares of the Fund. The Shares will be continuously offered through the Distributor. Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase Shares. Prospective investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediaries’ procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.
General Purchase Terms
The minimum initial investment in the Fund by any investor is $25,000 with respect to Class S, Class D and Class M Shares, and $1,000,000 with respect to Class I Shares. The minimum additional investment in the Fund is $10,000, except for additional purchases pursuant to the DRIP. The Fund, in its sole discretion, may accept investments below these minimums, including from Fund officers, Directors and employees of the Adviser or its affiliates and vehicles controlled by such employees. The purchase price of the Shares is based on the NAV as of the date such Shares are purchased.
In addition, the Fund may, in the discretion of the Adviser, aggregate the accounts of clients of registered investment advisers, broker dealers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts, including across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class, so long as denominations are not less than $10,000 and incremental contributions are not less than $10,000. The aggregation of client accounts may be based on consideration of various factors, including the registered investment adviser or other financial intermediaries’ overall relationship with the Adviser, the type of distribution channels offered by the intermediary and such other factors as the Adviser may consider relevant at the time.
The minimum initial and additional investments may be reduced by the Fund in its discretion for certain investors based on consideration of various factors, including the investor’s overall relationship with the Adviser, the investor’s holdings in other funds affiliated with the Adviser, and such other matters as the Adviser may consider relevant at the time, though Shares will only be sold to investors that satisfy the Fund’s eligibility requirements. The minimum initial and additional investments may also be reduced by the Fund in its discretion for clients of certain registered investment advisers, broker dealers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediaries’ overall relationship with the Adviser, the type of distribution channels offered by the intermediary and such other factors as the Adviser may consider relevant at the time.
Shares are generally being offered for purchase as of the first business day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. For purposes of this Prospectus, a “business day” is any day the New York Stock Exchange is open for business. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. A prospective investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed until the following month. Such prospective investors may revoke their delayed subscription up until three (3) business days prior to the next month’s acceptance date. Any cleared funds received from such prospective investors will be held in a non-interest
bearing account with State Street, in its

capacity as the Fund’s transfer agent, pending acceptance by the Fund or revocation by the prospective investors. Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in United States dollars.
Each initial or subsequent purchase of Shares will be payable in one installment which generally will be due three (3) business days prior to the date of the proposed acceptance of the purchase set by the Fund, which is expected to be the last day of each calendar month, where funds are remitted by wire transfer.
A prospective investor is required to review, complete, and execute a subscription document. The subscription document is designed to provide the Fund with important information about the prospective investor. A prospective investor must submit a completed subscription document at least five (5) business days before the acceptance date. The Fund reserves the right, in its sole discretion, to accept or reject (in whole or in part) any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any sales load, fees or expenses. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, a prospective investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds and/or a properly completed subscription document are not received from a prospective investor prior to the cut-off
dates pertaining to a particular offering, the Fund may hold the relevant funds and subscription document for processing in the next offering.
Pending any closing, funds received from prospective investors will be placed in an account with the transfer agent. On the date of any closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.
Prospective investors whose subscriptions to purchase Shares are accepted by the Fund will become Shareholders by being admitted as Shareholders. An existing Shareholder generally may subscribe for additional Shares by completing an additional subscription agreement by the acceptance date and funding such amount by the deadline.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which class of Shares of the Fund is best for you. Not all financial intermediaries offer all classes of Shares. In addition, financial intermediaries may vary the actual sales load charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
If you are eligible to purchase all four classes of Shares, then you should consider that Class I Shares have no upfront sales charges and are not charged a Distribution and Servicing Fee. Such expenses are applicable to Class S, Class D and Class M Shares and will reduce the NAV or distributions of the other share classes. If you are eligible to purchase Class S, Class D and Class M Shares but not Class I Shares, then you should consider that

Class D Shares have no upfront sales charges and are charged a lower Distribution and Servicing Fee. Investors should also inquire with their broker dealer or financial representative about what additional fees may be charged with respect to the Share class under consideration or with respect to the type of account in which the Shares will be held. Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to Class S, Class D and Class M Shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.
Class S Shares
Unless eligible for a sales load waiver, investors purchasing Class S Shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each Shareholder may be up to 3.50%. The sales load for Class S Shares will be deducted out of the Shareholder’s purchase amount, and will not constitute part of Shareholder’s capital contribution to the Fund or part of the assets of the Fund. Investors may be able to buy Class S Shares without a sales load, if applicable (
i.e.,
“load-waived”), when they are: (i) reinvesting distributions; (ii) a current or former Director of the Fund; or (iii) purchasing Class S Shares through a financial intermediary that has a special arrangement with the Fund. It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of subscription. Notice should be provided to the financial intermediary through whom the subscription is made so it can notify the Fund.
Class S Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.75% of the net assets of the Fund attributable to Class S Shares.
Class S Shares are available to any eligible investor.
Class D Shares
Class D Shares are sold at the prevailing NAV per Class D Share and are not subject to any upfront sales charge. If you buy Class D Shares through certain financial intermediaries, however, such selling agent or financial intermediary may charge you transaction or other fees in such amount as they may determine.
Class D Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.25% of the net assets of the Fund attributable to Class D Shares.
Class D Shares are generally available for purchase only (i) through fee-based
programs, also known as wrap accounts, that provide access to Class D Shares, (ii) through participating broker dealers that have alternative fee arrangements with their clients to provide access to Class D Shares, (iii) through investment advisers that are registered under the Advisers Act or applicable state law and direct clients to trade with a broker dealer that offers Class D Shares and (iv) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.
Class I Shares
Class I Shares are sold at the prevailing NAV per Class I Share and are not subject to any upfront sales charge. Class I Shares are not subject to a Distribution and Servicing Fee.
Class I Shares are available for purchase only (i) through
fee-based
programs, also known as wrap accounts, that provide access to Class I Shares, (ii) by institutional accounts as defined by FINRA Rule 4512(c), (iii) through bank-sponsored collective trusts and bank-sponsored common trusts, (iv) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (v) through certain financial intermediaries that are not otherwise registered with or as a broker dealer and that direct clients to trade with a broker dealer that offers Class I Shares, (vi) through investment advisers registered under the Advisers Act or applicable state law that are also registered with or as a broker dealer, whose broker dealer does not receive any compensation from the Fund or from the Distributor, (vii) by the Fund’s officers and Directors and their immediate family members, as well as officers and employees of Adams Street, the Adviser or other affiliates and their immediate family members, (viii) by participating broker dealers and their affiliates, including their officers, directors, employees, and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, and (ix) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Shares of the Fund you may be eligible to purchase.
Class M Shares
Unless eligible for a sales load waiver, investors purchasing Class M Shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each Shareholder may be up to 3.50%. The sales load for Class M Shares will be deducted out of the Shareholder’s purchase amount, and will not constitute part of Shareholder’s capital contribution to the Fund or part of the assets of the Fund. Investors may be able to buy Class M Shares without a sales load, if applicable (
i.e.,
“load-waived”), when they are: (i) reinvesting distributions; (ii) a current or former Director of the Fund; or (iii) purchasing Class M Shares through a financial intermediary that has a special arrangement with the Fund. It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of subscription. Notice should be provided to the financial intermediary through whom the subscription is made so it can notify the Fund.
Class M Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.50% of the net assets of the Fund attributable to Class M Shares.
Class M Shares are available to any eligible investor through brokerage or transactional-based accounts with financial intermediaries that have entered into a written agreement with the Distributor pursuant to which the financial intermediary agrees to serve as a dealer or selling group member, as the case may be, of the Fund.
Exchange of Shares Between Classes
A Shareholder may exchange Shares for another Share class of the Fund, provided such Shareholder meets the eligibility requirements for the Share class it is exchanging into. All exchanges are subject to meeting any investment minimum or eligibility requirements of the new Share class.
CLOSED-END
FUND STRUCTURE; NO RIGHT OF REDEMPTION
The Fund is a
non-diversified,
closed-end
management investment company. The Fund is the successor to the Predecessor Fund. The Fund’s investment objective and strategies are, in all material respects, substantially identical to those of the Predecessor Fund. The Fund’s investment program is managed in substantially the same manner, and by the same investment professionals, as the Predecessor Fund.
Closed-end
funds differ from
open-end
funds in that
closed-end
funds do not redeem their shares at the request of an investor. No Shareholder has the right to require the Fund to redeem his, her or its Shares. No public market for the Shares exists, and none is expected to develop in the future. As a result, Shareholders may not be able to liquidate their investment other than through repurchases of Shares by the Fund, as described below. Accordingly, Shareholders should consider that they may not have access to the funds they invested in the Fund for an indefinite period of time.

TRANSFER RESTRICTIONS
No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Fund (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).
Notice to the Fund of any proposed transfer must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription document in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.
Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the LLC Agreement and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the LLC Agreement. If a Shareholder transfers Shares with the approval of the Fund, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.
By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Adviser, and each other Shareholder, and any affiliate of the foregoing and any of their employees, officers or directors against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the LLC Agreement or any misrepresentation made by that Shareholder in connection with any such transfer.
REPURCHASE OF SHARES
At the sole discretion of the Board, the Fund may from time to time provide Shareholders with a limited degree of liquidity by offering to repurchase Shares pursuant to written tenders by Shareholders. Repurchase offers, if any, will be made to all holders of Shares.
Subject to the Board’s discretion, under normal market circumstances, the Fund intends to conduct offers to repurchase up to 5% of the Shares outstanding (either by number of Shares or aggregate NAV) on a quarterly basis.
Subject to the considerations described above, the aggregate value of Shares to be repurchased at any time will be determined by the Board in its sole discretion, and such amount may be stated as a percentage of the value of the Fund’s outstanding Shares. Therefore, the Fund may determine not to conduct a repurchase offer at a time that the Fund normally conducts a repurchase offer. The Fund may also elect to repurchase less than the full amount that a Shareholder requests to be repurchased. If a repurchase offer is oversubscribed by Shareholders, the Fund may extend the repurchase offer, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law.

In certain circumstances, the Board may determine not to conduct a repurchase offer, or to conduct a repurchase offer of less than 5% of the Fund’s net assets. In particular, during periods of financial market stress, the Board may determine that some or all of the Fund’s investments cannot be liquidated at their fair value, making a determination not to conduct repurchase offers more likely.
The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.
Repurchase of Shares Process
The following is a summary of the process expected to be employed by the Fund in connection with the repurchase of Shares. Additional information with respect to such process will be included in the materials provided by the Fund to Shareholders in connection with each repurchase offer. If the Board determines that the Fund will offer to repurchase Shares, written notice will be provided to Shareholders that describes the commencement date of the repurchase offer, specifies the date on which repurchase requests must be received by the Fund, and contains other terms and information that Shareholders should consider in deciding whether and how to participate in such repurchase opportunity.
The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate.
The Fund generally expects to repurchase its Shares with cash, although it reserves the ability to issue payment for the repurchase of Shares through a distribution of portfolio securities. The Fund does not generally expect to distribute securities as payment for repurchased Shares except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Shareholders, or if the Fund has received distributions and/or proceeds from its investments in the form of securities that are transferable to Shareholders. Securities which are distributed in-kind
in connection with a repurchase of Shares may be illiquid. Any in-kind
distribution of securities will be valued in accordance with the Adviser’s valuation procedures and will be distributed to all tendering Shareholders on a proportional basis.
Each Shareholder whose Shares have been accepted for repurchase will continue to be a Shareholder of the Fund until the date on which the Shares are repurchased (the “Repurchase Date”) (and thereafter if the Shareholder retains Shares following such repurchase) and may exercise its voting rights with respect to the repurchased Shares until the Repurchase Date. Moreover, the account maintained in respect of a Shareholder whose Shares have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the last business day of the applicable quarter (the “Valuation Date”), and such Shareholder’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Repurchase Date.
Payments in cash for repurchased Shares may require the Fund to liquidate certain Fund investments earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Fund also may need to maintain higher levels of cash or borrow money to pay repurchase requests in cash. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.
Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Directors, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its NAV, and other unusual circumstances.

Shareholders have the right to withdraw their written tenders after the expiration of forty (40) business days from the commencement of the offer, if not yet accepted by the Fund for payment.
The Board has discretion to hold back a portion of the amount due to tendering Shareholders, which shall not exceed 5% of the total amount due to such Shareholders. The second and final payment for the balance due shall be paid no later than five (5) business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s NAV as of the Valuation Date for the repurchase. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.
A 2.00% Early Repurchase Fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year
anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first-in, first-out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interest of the Fund. The Early Repurchase Fee may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of a Shareholder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold the Fund’s Shares, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a Shareholder’s Shares are repurchased because the Shareholder has failed to maintain the $10,000 minimum account balance. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of Rule
22d-1
under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Shareholders regardless of Share class. Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares.
A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares they own, and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase.
In the event that the Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.
The repurchase of Shares is subject to regulatory requirements imposed by the SEC. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate.

DISTRIBUTIONS
The Fund intends to elect to be treated, and to qualify annually thereafter, as a RIC under the Code and intends to distribute at least 90% of its annual net taxable income to its Shareholders. For any distribution, the Fund will calculate each Shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board.
The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital
gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments in Fund Investments and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.
Each year a statement on IRS Form
1099-DIV
(or successor form), identifying the character (
e.g.,
as ordinary income, qualified dividend income or long-term capital gain) of the distributions, will be furnished to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “Material U.S. Federal Income Tax Considerations” for more information. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.
Shareholders will automatically have all distributions reinvested in Shares of the Fund issued by the Fund in accordance with the DRIP unless an election is made to receive cash. See “Distribution Reinvestment Plan.”
DISTRIBUTION REINVESTMENT PLAN
The Fund operates under a DRIP administered by State Street, in its capacity as the Fund’s transfer agent. Pursuant to the DRIP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund. The Fund expects to coordinate distribution payment dates so that the same NAV that is used for the monthly closing date immediately preceding such distribution payment date will be used to calculate the purchase NAV for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Shares acquired by subscription to the Fund. Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions and other distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to State Street and, thereafter, will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by State Street no later than ten (10) days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
The Fund does not charge any selling commissions, dealer manager fees or other fees or expenses to Shareholders as a result of their participation in the DRIP. Banks, brokers or other nominees through which a Shareholder holds its Shares, however, may impose fees, commissions or other charges in connection with participation in the DRIP, which are not controlled by the Fund. Such Shareholders should contact their respective bank, broker or other nominee for additional information.
When the Fund declares a distribution, State Street, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share for the relevant class of Shares.
State Street will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. State Street will hold Shares in the account of the Shareholders in non-certificated
form in the name of the participant, and each shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. State Street will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, State Street will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP. Shareholders whose Shares are held in the name of a bank, broker or other nominee should contact such bank, broker or other nominee for additional information. Such Shareholders may not be able to transfer their Shares to another bank, broker or other nominee and continue to participate in the DRIP.
Neither State Street nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. The Fund may elect to make non-cash
distributions to Shareholders. Such distributions are not subject to the DRIP, and all Shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.
The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.
Additional information regarding the DRIP may be obtained from, and all correspondence concerning the DRIP should be directed to, Adams Street Private Equity Navigator Fund LLC c/o State Street at One Heritage Drive Building, 1 Heritage Drive, Mail Stop OHD0100, North Quincy, MA 02171. Certain transactions can be performed by calling the toll free number
844-705-0580.
DESCRIPTION OF SHARES
The Fund relies on the Multi-Class Exemptive Order to offer more than one class of Shares and to, among other things, impose asset-based distribution fees and early withdrawal fees. The Fund currently offers four separate classes of Shares, designated as Class S, Class D, Class I and Class M Shares. Each class of Shares is subject to certain different fees and expenses. The Fund may offer additional classes of Shares in the future.
An investment in any Share class of the Fund represents an investment in the same assets of the Fund; however, the minimum investment amounts, sales loads, if applicable, and ongoing fees and expenses for each Share class are expected to be different. The estimated fees and expenses for each class of Shares are set forth in “Summary of Fees and Expenses”, and additional information is set forth in “Purchasing Shares”.

Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class.
Any additional offerings of classes of Shares will require approval by the Board. Any additional offering of classes of Shares will also be subject to the requirements of the 1940 Act, which provides that such Shares may not be issued at a price below the then-current NAV, exclusive of any sales load, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s shareholders.
The following table shows the amounts of Shares that have been authorized and outstanding as of March 15, 2026:

Share Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding
Class D Shares	Unlimited	0	4,854.84
Class I Shares	Unlimited	0	51,613,603.29
Class M Shares	Unlimited	0	1,966,434.47
Class S Shares	Unlimited	0	9,173.47
There is currently no market for the Shares, and the Fund does not expect that a market for the Shares will develop in the foreseeable future.
CERTAIN PROVISIONS IN THE LIMITED LIABILITY COMPANY AGREEMENT
An investor in the Fund will be a Shareholder of the Fund and its rights in the Fund will be established and governed by the LLC Agreement. A prospective investor and its advisors should carefully review the LLC Agreement, as each Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the LLC Agreement that should be carefully evaluated before making an investment in the Fund. Reference should be made to the complete text of the LLC Agreement.
Liability of Shareholders
Under Delaware law and the LLC Agreement, all debts, obligations and liabilities of the Fund, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Fund, and no Shareholder shall be obligated personally for any such debt, obligation or liability of the Fund solely by reason of being a Shareholder. Except for the obligations set forth under the LLC Agreement and under any other agreements between Shareholders and the Fund, the liability of a Shareholder shall be limited to the fullest extent permitted by the Delaware Limited Liability Company Act, as amended (the “LLC Act”).
If a Shareholder is required under the LLC Act to return to the Fund or pay, for the benefit of creditors of the Fund, amounts previously distributed to such Shareholder, the obligation of such Shareholder to return or pay any such amount to the Fund shall be the obligation of such Shareholder and not the obligation of the Adviser or any other Shareholder.
Applicability of the 1940 Act and Form
N-2
The LLC Agreement is not intended to and does not set forth the substantive provisions contained in the 1940 Act or Form
N-2,
which affect numerous aspects of the conduct of the Fund’s business and of the rights,

privileges and obligations of the Shareholders. Each provision of the LLC Agreement will be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and Form
N-2.
Limitation of Liability; Indemnification
None of the Indemnified Persons shall have any liability, responsibility or accountability in damages or otherwise to any Shareholder or the Fund for, and the Fund agrees, to the fullest extent permitted by law, to indemnify, pay, protect and hold harmless each Indemnified Person from and against, any and all Indemnified Liabilities; provided that the Fund shall not be liable to any Indemnified Person for any portion of any Indemnified Liabilities which results from such Indemnified Person’s willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his, her or its obligations and duties. Notwithstanding the foregoing, no waiver or release of personal liability of any Indemnified Person will be effective to waive any liabilities of such Indemnified Persons under the U.S. federal securities laws to the extent any such waiver or release is void under Section 14 of the 1933 Act.
Amendment of the LLC Agreement
The LLC Agreement may generally be amended, in whole or in part, with the approval of a majority of the Board and without the approval of the Shareholders unless the approval of Shareholders is required under the 1940 Act or other applicable law. However, certain amendments require the approval of Shareholders, including but not limited to any amendment that would: (i) increase the obligation of a Shareholder to make any capital contribution to the Fund; (ii) reduce the rights of Shareholders of any particular class as compared to the Shareholders in other classes, except to the extent specifically permitted by the LLC Agreement; and (iii) modify the events causing the dissolution of the Fund.
Arbitration
By purchasing Shares, investors agree to be bound by the arbitration provisions contained in the LLC Agreement (each an “Arbitration Provision” and collectively, the “Arbitration Provisions”), subject to applicable law. The Arbitration Provisions provide that, unless otherwise agreed to in writing by the Adviser, each Shareholder must submit all controversies arising between or among Shareholders or one or more Shareholders and the Fund in connection with the Fund or its businesses or concerning any transaction or dispute regarding the Fund or its businesses or regarding the construction, performance or breach of the LLC Agreement or any other agreement regarding the Fund, to arbitration in accordance with the Arbitration Provisions. Under the Arbitration Provisions, Shareholders waive their right to seek remedies in court, including the right to jury trial.
In addition, the Arbitration Provisions provide that, to the fullest extent permissible by applicable law and unless otherwise agreed to in writing by the Adviser and the Board, each Shareholder waives any right to assert any claim or participate in any claim against the Fund, the Board, the Adviser, a Shareholder or any of their officers, affiliates or representative by means of any class action, collective action or representative action, whether as a class representative or as a member of a class. If, notwithstanding the foregoing waiver, a court or law permits a Shareholder to participate in a class, collective or representative action, the prevailing party shall not be entitled to recover attorneys’ fees or costs associated with pursuing the class or representative action, and the Shareholder who initiates or participates as a member of the class will not submit a claim or otherwise participate in any recovery secured through the class, collective or representative action.
The Arbitration Provisions described above will not apply to claims arising under the federal securities laws and will not be deemed to waive the Fund’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Term, Dissolution, and Liquidation
The Fund shall be dissolved upon:

(1)	the affirmative vote to dissolve the Fund by the Board;

(2)
the determination of the Shareholders not to continue the business of the Fund at a meeting called by the Adviser in accordance with the LLC Agreement when no Director remains to continue the business of the Fund or if the required number of Directors is not elected within sixty (60) days after the date on which the last Director ceased to act in that capacity;

(3)	at the election of the Adviser to dissolve the Fund;

(4)	the entry of a decree of dissolution of the Fund under the LLC Act; or

(5)	as required by operation of law.
On dissolution of the Fund, a liquidator shall be selected by the Board, if still constituted, or otherwise shall be a person proposed and approved by Shareholders who in the aggregate own more than 50% of the outstanding Shares. Those Fund assets that the liquidator determines should be liquidated shall be liquidated as promptly as possible, but in an orderly and business-like manner to maximize proceeds. Assets that the liquidator determines to distribute in kind shall be so distributed in a manner consistent with applicable law. If the liquidator determines that an immediate sale at the time of liquidation of all or part of the Fund’s assets would be unduly disadvantageous to the Shareholders, the liquidator may either defer liquidation and retain the assets for a reasonable time, or distribute the assets to the Shareholders in kind. The liquidator shall then wind up the affairs of the Fund and distribute the proceeds of the Fund in the following order of priority: (i) in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of the debts and liabilities of the Fund, including the expenses of winding up (including legal and accounting expenses incurred in connection therewith), but not including debts and liabilities to Shareholders, up to and including the date that distribution of the Fund’s assets to the Shareholders has been completed, shall first be paid on a pro rata basis; (ii) such debts, liabilities or obligations as are owing to the Shareholders shall be paid next in their order of seniority and on a pro rata basis; and (iii) the Shareholders shall be paid next, on a pro rata basis, in proportion to the NAV of the Shares held by such persons, as determined pursuant to the LLC Agreement and the Prospectus.
Mandatory Repurchases
The Fund may cause a mandatory repurchase of some or all of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at net asset value in accordance with the terms of the LLC Agreement and Section 23 of the 1940 Act, and any applicable rules thereunder.
Confidentiality
The LLC Agreement provides that, except as required by applicable law or any regulatory body, Shareholders will not divulge, furnish or make accessible to any other person the name or address of any Shareholder provided to the Shareholder without the prior written consent of the Board, which consent may be withheld in its sole discretion.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to the Fund, to its qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code and to the acquisition, ownership, and disposition of Shares.

This discussion does not purport to be a complete description of the tax considerations applicable to the Fund or its Shareholders. In particular, this discussion does not address certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, Shareholders subject to the alternative minimum tax, tax-exempt
organizations, insurance companies, Shareholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market
method of accounting for securities holdings, pension plans and trusts, financial institutions, a person that holds Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts, RICs, U.S. persons with a functional currency other than the U.S. dollar, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, controlled foreign corporations (“CFCs”), and passive foreign investment companies (“PFICs”). This discussion does not discuss any aspects of U.S. estate or gift tax, state or local tax or
non-U.S.
tax nor does it discuss the special treatment under U.S. federal income tax laws that could result if the Fund invests in tax-exempt
securities or certain other investment assets or realizes such income through investments in Portfolio Funds that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes. This discussion is limited to Shareholders that hold Shares as capital assets (within the meaning of the Code), and does not address owners of a Shareholder. This discussion is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, each as of the date of this Prospectus and all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought, and will not seek any ruling from the IRS regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS would not assert, and that a court would not sustain, a position contrary to any of the tax consequences discussed herein.
For purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•
a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.
A
“Non-U.S.
Shareholder” is a beneficial owner of Shares that is not a U.S. Shareholder or a partnership for U.S. tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. Prospective beneficial owners of Shares that are partnerships or partners in such partnerships are urged to consult their tax advisors with respect to the purchase, ownership and disposition of Shares.
Tax matters are complicated and the tax consequences to a Shareholder of an investment in Shares will depend on the facts of such Shareholder’s particular situation. Shareholders are strongly encouraged to consult their tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition (including by reason of a repurchase) of Shares, as well as the effect of state, local and
non-U.S.
tax laws, and the effect of any possible changes in tax laws.

Election to be Taxed as a Regulated Investment Company
The Fund intends to elect to be treated, and intends to operate in a manner so as to continuously qualify annually thereafter, as a RIC under the Code. The Fund has made or intends to make a timely election to be treated as a corporation for U.S. federal income tax purposes in order to make a valid RIC election. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes (or is deemed to timely distribute) to its Shareholders as dividends. Instead, dividends the Fund distributes (or is deemed to timely distribute) to Shareholders generally will be taxable to Shareholders, and any net operating losses, foreign tax credits and most other tax attributes generally will not pass through to Shareholders. The Fund will be subject to U.S. federal corporate-level income tax on any undistributed income and gains. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income
and asset diversification requirements (as described below). In addition, the Fund must distribute to its Shareholders, for each taxable year, at least 90% of its investment company taxable income (which generally is the Fund’s net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, determined without regard to the dividends paid deduction) (the “Annual Distribution Requirement”) for any taxable year. The following discussion assumes that the Fund qualifies as a RIC.
The Fund’s qualification and taxation as a RIC depends upon its ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that the Fund will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.
Qualification and Taxation as a Regulated Investment Company
If the Fund (1) qualifies as a RIC and (2) satisfies the Annual Distribution Requirement, then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (realized net long-term capital gain in excess of realized net short term capital loss) that the Fund timely distributes (or is deemed to timely distribute) to Shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rate on any of its income or capital gains not distributed (or deemed distributed) to its Shareholders.
If the Fund fails to distribute in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its net capital gain income (both long-term and short-term) for the one-year
period ending October 31 in that calendar year (or November 30 or December 31 of that year if the Fund is permitted to elect or so elects) and (3) any income realized, but not distributed, in the preceding years (to the extent that income tax was not imposed on such amounts) less certain over-distributions in prior years (together, the “Excise Tax Distribution Requirements”), the Fund will be subject to a 4% nondeductible federal excise tax on the portion of the undistributed amounts of such income that are less than the amounts required to be distributed based on the Excise Tax Distribution Requirements. For this purpose, however, any ordinary income or capital gain net income retained by the Fund that is subject to corporate income tax for the tax year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). In order to meet the Excise Tax Distribution Requirement for a particular year, the Fund will need to receive certain information from the Portfolio Funds, which it may not timely receive, in which case the Fund will need to estimate the amount of distributions it needs to make to meet the Excise Tax Distribution Requirement. If the Fund underestimates that amount, it will be subject to the excise tax. In addition, the Fund may choose to retain its net capital gains or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax, thereon. In either event described in the preceding two sentences, the Fund will only pay the excise tax on the amount by which the Fund does not meet the Excise Tax Distribution Requirements.

To qualify as a RIC for U.S. federal income tax purposes, the Fund generally must, among other things:

•	Elect to be treated and qualify as a registered management company under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock, securities, or foreign currencies (including certain deemed inclusions) derived with respect to the Fund’s business of investing in such stock, securities, foreign currencies or other income, or (b) net income derived from an interest in a qualified publicly traded partnership (“QPTP”) (collectively, the “90% Gross Income Test”); and

•	diversify its holdings so that at the end of each quarter of the taxable year:

o
at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of that issuer; and

o
no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of (i) one issuer, (ii) two or more issuers that are controlled, as determined under the Code, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”).

The Fund has an
opt-out
DRIP. The tax consequences to Shareholders participating in the DRIP are discussed in “Taxation of U.S. Shareholders” below.
The Fund may have investments, either directly or through the Portfolio Funds, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or the Portfolio Funds) actually receives a corresponding amount of cash in respect of such income. For example, if the Portfolio Funds hold, directly or indirectly, corporate stock with respect to which Section 305 of the Code requires inclusion in income of amounts of deemed dividends even if no cash distribution is made, the Fund must include in its taxable income in each year the full amount of its applicable share of these deemed dividends. Additionally, if the Fund holds, directly or indirectly through the Portfolio Funds, debt obligations that are treated under applicable U.S. federal income tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, that have increasing interest rates or are issued with warrants), the Fund must include in its taxable income in each year a portion of the OID that accrues over the life of the obligation, regardless of whether the Fund receives cash representing such income in the same taxable year. Further, the Fund may elect to amortize market discount with respect to debt securities acquired in the secondary market and include such amounts in its taxable income in the current year, instead of upon disposition, as an election not to do so would limit the Fund’s ability to deduct interest expenses for tax purposes. The Fund may also have to include in its taxable income other amounts that it has not yet received in cash but has been allocated by the Portfolio Funds.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given year exceed its investment company taxable income, the Fund will have a net operating loss for that year. A RIC is not able to offset its investment company taxable income with net operating losses on either a carryforward or carryback basis, and net operating losses generally will not pass through to Shareholders. In addition, expenses may be used only to offset investment company taxable income, and may not be used to offset net capital gain. A RIC may not use any net capital losses (
i.e.,
realized capital losses in excess of realized capital gains) to offset its investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, a RIC’s deduction of net business interest expense is limited to 30% of its “adjusted taxable income” plus “floor plan financing interest expense.” It is not expected that any portion of any underwriting or similar fee will be deductible for U.S. federal income tax purposes to the Fund or the Shareholders. Due to these limits on the deductibility of expenses, net capital losses and business interest expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that the Fund is required to distribute and that is taxable to Shareholders even if this income is greater than the aggregate net income the Fund actually earned during those years.
In order to enable the Fund to make distributions to Shareholders that will be sufficient to enable the Fund to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements in the event that the circumstances described in the preceding two paragraphs apply, the Fund may need to liquidate or sell some of its assets at times or at prices that the Fund would not consider advantageous, the Fund may need to raise additional equity or debt capital, the Fund may need to take out loans, or the Fund may need to forego new investment opportunities or otherwise take actions that are disadvantageous to the Fund’s business (or be unable to take actions that are advantageous to its business). Even if the Fund is authorized to borrow and to sell assets in order to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements, under the 1940 Act, the Fund generally is not permitted to make distributions to its Shareholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met.
If the Fund is unable to obtain cash from other sources to enable the Fund to satisfy the Annual Distribution Requirement, the Fund may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes). Although the Fund expects to operate in a manner so as to qualify continuously as a RIC, the Fund may decide in the future to be taxed as a “C” corporation, even if the Fund would otherwise qualify as a RIC, if the Fund determines that such treatment as a C corporation for a particular year would be in the Fund’s best interest.
An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to U.S. federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. For the purpose of determining whether the Fund satisfies the 90% Gross Income Test and the Diversification Tests, the character of the Fund’s distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), such as the Portfolio Funds, or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes, generally will be determined as if the Fund realized these tax items directly. In order to meet the 90% Gross Income Test, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may be required to hold such investments through a subsidiary that is treated as a corporation for U.S. federal income tax purposes. In such a case, any income from such investments is generally not expected to adversely affect the Fund’s ability to meet the 90% Gross Income Test, although such income generally would be subject to U.S. corporate federal income tax (and possibly state and local taxes), which the Fund would indirectly bear through its ownership of such subsidiary.
Further, for purposes of calculating the value of the Fund’s investment in the securities of an issuer for purposes of determining the 25% requirement of the Diversification Tests, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of the Fund’s “controlled group” must be aggregated with the Fund’s investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with the Fund if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) the Fund directly owns at least 20% or more of the combined voting stock of at least one of the other corporations.

Failure to Qualify as a Regulated Investment Company
If the Fund, otherwise qualifying as a RIC, fails to satisfy the 90% Gross Income Test for any taxable year or the Diversification Tests for any quarter of a taxable year, the Fund may continue to be taxed as a RIC for the relevant taxable year if certain relief provisions of the Code apply (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund fails to qualify as a RIC for more than two consecutive taxable years and then seeks to re-qualify
as a RIC, the Fund would generally be required to recognize gain to the extent of any unrealized appreciation in its assets unless the Fund elects to pay U.S. corporate income tax on any such unrealized appreciation during the succeeding
5-year
period.
If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a fund-level tax, paying interest, making additional distributions, or disposing of certain assets.
If the Fund fails to qualify for treatment as a RIC in any taxable year and is not eligible for relief provisions, the Fund would be subject to U.S. federal income tax on all of its taxable income at the regular corporate U.S. federal income tax rate and would be subject to any applicable state and local taxes, regardless of whether the Fund makes any distributions to Shareholders. Additionally, the Fund would not be able to deduct distributions to its Shareholders, nor would distributions to Shareholders be required to be made for U.S. federal income tax purposes. Any distributions the Fund makes generally would be taxable to Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the current maximum rate applicable to qualifying dividend income of individuals and other non-corporate
U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the holder’s adjusted tax basis in the Shares, and any remaining distributions would be treated as capital gain.
The remainder of this discussion assumes that the Fund will continuously qualify as a RIC for each taxable year.
The Fund’s Investments - General
Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified
dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert long-term capital gain (currently taxed at lower rates for non-corporate
taxpayers) into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause it to recognize income or gain without receipt of a corresponding cash payment, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Gross Income Test. The Fund intends to monitor its transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that the Fund will be eligible for any such tax elections or that any elections it makes will fully mitigate the effects of these provisions.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain and loss, include both the direct investments, activities, income, gain and loss of the Fund, as well as those indirectly attributable to the Fund as a result of the Fund’s investment in any Portfolio Fund (or other entity) that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes).

A Portfolio Fund in which the Fund invests may face financial difficulties that require the Fund to work-out,
modify or otherwise restructure its investment in the Portfolio Fund. Any such transaction could, depending upon the specific terms of the transaction, cause the Fund to recognize taxable income without a corresponding receipt of cash, which could affect its ability to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements or result in unusable capital losses and future non-cash
income. Any such transaction could also result in the Fund receiving assets that give rise to non-qualifying
income for purposes of the 90% Gross Income Test.
Securities and other Financial Assets
Gain or loss recognized by the Fund from securities and other financial assets acquired by it, as well as any loss attributable to the lapse of options, warrants, or other financial assets taxed as options generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term depending on how long the Fund held a particular security or other financial asset.
Non-U.S.
Investments, including PFICs and CFCs
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
income, withholding and other taxes. Shareholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to
non-U.S.
taxes paid by the Fund.
If the Fund purchases shares in a PFIC, the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if the Fund distributes such income as a taxable dividend to Shareholders. Additional charges in the nature of interest generally will be imposed on the Fund in respect of deferred taxes arising from any such excess distribution or gain. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Fund will be required to include in gross income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Any inclusions in the Fund’s gross income resulting from the QEF election will be considered qualifying income for the purposes of the 90% Gross Income Test. Alternatively, the Fund may elect to mark-to-market
at the end of each taxable year its shares in such PFIC, in which case, the Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in its income. The Fund’s ability to make either election will depend on factors beyond the Fund’s control and is subject to restrictions which may limit the availability of the benefit of these elections. Under either election, the Fund may be required to recognize in any year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether the Fund satisfies the Excise Tax Distribution Requirements. See “Material U.S. Federal Income Tax Considerations—Qualification and Taxation as a Regulated Investment Company.”
If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income or, if eligible, the preferential rates that apply to “qualified dividend income”) each year from such foreign corporation in an amount equal to its pro rata share of the foreign corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the foreign corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. shareholder of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC (as discussed above). In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. shareholders. A “U.S. shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirement. Income inclusions from a foreign corporation that is a CFC are “good income” for purposes of the 90% Gross Income Test regardless of whether the Fund receives timely distributions of such income from the foreign corporation.
Non-U.S.
Currency
The Fund’s functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a currency other than the U.S. dollar and the time it actually collects such income or pays such expenses or liabilities may be treated as ordinary income or loss by the Fund. Similarly, gains or losses on foreign currency forward contracts, the disposition of debt denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, may also be treated as ordinary income or loss.
Hedging and Derivative Transactions
In connection with its primary investment strategies, the Fund may choose to enter into certain hedging and derivative transactions, including through the use of certain options, futures contracts, forward contracts (including forward currency contracts), straddles and foreign currencies. Such transactions will be subject to special tax rules (including mark-to-market,
constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to Shareholders.
Taxation of U.S. Shareholders
The following discussion generally describes certain material U.S. federal income tax consequences of an investment in the Shares beneficially owned by U.S. Shareholders (as defined above). If you are not a U.S. Shareholder this section does not apply to you. Whether an investment in the Fund is appropriate for a U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the Fund by a U.S. Shareholder may have adverse tax consequences. U.S. Shareholders are urged to consult their tax advisors about the U.S. tax consequences of investing in the Fund.
The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.
Distributions on, and Sale or Other Disposition of, the Fund’s Shares
Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s investment company taxable income, determined without regard to the deduction for dividends paid, will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions the Fund pays to non-corporate
U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally are taxable to U.S. Shareholders at the preferential rates applicable to long-term capital gains. Distributions of the Fund’s net capital gains (which generally are the

Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) that are properly reported by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at reduced rates in the case of non-corporate
taxpayers, regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such U.S. Shareholder’s Shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.
The Fund generally expects to make distributions in cash but retains the discretionary ability to make distributions of in-kind
of securities. Shareholders are urged to consult their tax advisors as to the possibility of the Fund distributing securities in-kind,
as well as the specific tax consequences of owning and disposing any securities actually distributed in-kind
by the Fund.
The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay U.S. federal corporate income tax on the retained amount and each Shareholder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of the deemed distribution net of such tax will be added to the Shareholder’s cost basis for its Shares. The amount of tax that individual Shareholders will be treated as having paid and for which they will receive a credit may exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a U.S. Shareholder’s liability for U.S. federal income tax. A U.S. Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of sixty (60) days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.” The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.
A portion of the Fund’s ordinary income dividends paid to corporate U.S. Shareholders may, if the distributions consist of qualifying distributions received by the Fund and certain other conditions are met, qualify for the 50% dividends received deduction to the extent that the Fund has received dividends from certain corporations during the taxable year, but only to the extent these ordinary income dividends are treated as paid out of earnings and profits of the Fund. The Fund expects only a small portion of the Fund’s dividends to qualify for this deduction. A corporate U.S. Shareholder may be required to reduce its basis in its Shares with respect to certain “extraordinary dividends,” as defined in Section 1059 of the Code. Corporate U.S. Shareholders are urged to consult their tax advisors in determining the application of these rules in their particular circumstances.
U.S. Shareholders who have not
“opted-out”
of the DRIP will have their cash dividends and distributions automatically reinvested in additional Shares, rather than receiving cash dividends and distributions. Any dividends or distributions reinvested under the plan will nevertheless remain taxable to U.S. Shareholders. A U.S. Shareholder will have an adjusted basis in the additional Shares purchased through the DRIP equal to the dollar amount that would have been received if the U.S. Shareholder had received the dividend or distribution in cash. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the U.S. Shareholder’s account.

The Fund expects to be treated as a “publicly offered regulated investment company.” As a “publicly offered regulated investment company,” in addition to the DRIP, the Fund may choose to pay a majority of a required dividend in Shares rather than cash. In order for the distribution to qualify for the Annual Distribution Requirement, the dividend must be payable at the election of each Shareholder in cash or Shares (or a combination of the two), but may have a “cash cap” that limits the total amount of cash paid to not less than 20% of the entire distribution. If Shareholders in the aggregate elect to receive an amount of cash greater than the Fund’s cash cap, then each Shareholder who elected to receive cash will receive a pro rata share of the cash and the rest of their distribution in Shares of the Fund. The value of the portion of the distribution made in Shares will be equal to the amount of cash for which the Shares are substituted, and the Fund’s U.S. Shareholders will be subject to tax on such amount as though they had received cash.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate-level tax rates on the amount retained, and therefore designate the retained amount as a “deemed dividend.” In this case, the Fund may report the retained amount as undistributed capital gains to its U.S. Shareholders, who will be treated as if each U.S. Shareholder received a distribution of its pro rata share of this gain, with the result that each U.S. Shareholder will (i) be required to report its pro rata share of this gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit. In order to utilize the deemed distribution approach, the Fund must provide written notice to its Shareholders prior to the expiration of sixty (60) days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.”
For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gains dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, a U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s Shareholders on December 31 of the year in which the dividend was declared.
If a U.S. Shareholder receives Shares in the Fund shortly before the record date of a distribution, the value of the Shares will include the value of the distribution and such U.S. Shareholder will be subject to tax on the distribution even though it economically represents a return of its investment.
A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder redeems, sells or otherwise disposes of its Shares in the Fund. The amount of gain or loss will be measured by the difference between a U.S. Shareholder’s adjusted tax basis in the Shares sold, redeemed or otherwise disposed of and the amount of the proceeds received in exchange. Any gain or loss arising from such sale, redemption or other disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its Shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale, redemption or other disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if substantially identical stock or securities are purchased (whether through reinvestment of distributions or otherwise) within thirty (30) days before or after the disposition. In such case, any disallowed loss is generally added to the U.S. Shareholder’s adjusted tax basis of the acquired Shares.
In general, U.S. Shareholders that are individuals, trusts or estates are taxed at preferential rates on their net capital gain. Such rates are lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain and ordinary income at the same maximum rate. A
non-corporate
U.S. Shareholder with net capital losses for a year (
i.e.,
capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against its ordinary income each year; any net capital losses of a non-corporate
U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.
As soon as practicable after the end of each calendar year, the Fund will furnish to each U.S. Shareholder an annual Form
1099-DIV.
In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the preferential rates applicable to long-term capital gains). Distributions by the Fund out of current or accumulated earnings and profits also generally will not be eligible for the 20% pass through deduction under Section 199A of the Code, although under relevant U.S. Treasury regulations, qualified REIT dividends earned by the Fund may qualify for the Section 199A deduction. Distributions may also be subject to additional state, local and
non-U.S.
taxes depending on a U.S. Shareholder’s particular situation.
Legislation requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. U.S. Shareholders are urged to consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Income from Repurchases of Shares
In General.
A U.S. Shareholder who participates in a repurchase of Shares will, depending on such U.S. Shareholder’s particular circumstances, and as set forth further under “Sale or Exchange Treatment” and “Distribution Treatment,” be treated either as recognizing gain or loss from the disposition of its Shares or as receiving a distribution from the Fund with respect to its Shares. Under each of these approaches, a U.S. Shareholder’s realized income and gain (if any) would be calculated differently. Under the “sale or exchange” approach, a U.S. Shareholder generally would be allowed to recognize a taxable loss (if the repurchase proceeds are less than the U.S. Shareholder’s adjusted tax basis in the Shares tendered and repurchased).
Sale or Exchange Treatment.
In general, the tender and repurchase of Shares should be treated as a sale or exchange of the Shares by a U.S. Shareholder if the receipt of cash:

•	results in a “complete termination” of such U.S. Shareholder’s ownership of Shares in the Fund;

•	results in a “substantially disproportionate” redemption with respect to such U.S. Shareholder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Shareholder.
In applying each of the tests described above, a U.S. Shareholder must take account of Shares that such U.S. Shareholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Shareholder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Shareholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Shareholders are urged to consult their tax advisors regarding the application of the constructive ownership rules to their particular circumstances.
A sale of Shares pursuant to a repurchase of Shares by the Fund generally will result in a “complete termination” if either (i) the U.S. Shareholder owns none of the Shares, either actually or constructively, after the Shares are sold pursuant to a repurchase, or (ii) the U.S. Shareholder does not actually own any of the Shares immediately after the sale of Shares pursuant to a repurchase and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Shareholders wishing to satisfy the “complete termination” test through waiver of attribution are urged to consult their tax advisors.

A sale of Shares pursuant to a repurchase of Shares by the Fund will result in a “substantially disproportionate” redemption with respect to a U.S. Shareholder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Shareholder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Shareholder immediately before the sale. If a sale of Shares pursuant to a repurchase fails to satisfy the “substantially disproportionate” test, the U.S. Shareholder may nonetheless satisfy the “not essentially equivalent to a dividend” test.
A sale of Shares pursuant to a repurchase of Shares by the Fund will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Shareholder’s proportionate interest in the Fund. A sale of Shares that actually reduces the percentage of the Fund’s outstanding Shares owned, including constructively, by such Shareholder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that the U.S. Shareholder’s relative interest in Shares of the Fund is minimal (
e.g.,
less than 1%) and the U.S. Shareholder does not exercise any control over or participate in the management of the Fund’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.
Substantially contemporaneous dispositions or acquisitions of Shares by a U.S. Shareholder or a related person that are part of a plan viewed as an integrated transaction with a repurchase of Shares may be taken into account in determining whether any of the tests described above are satisfied.
If a U.S. Shareholder satisfies any of the tests described above, the U.S. Shareholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Shareholder’s tax basis in the repurchased Shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the repurchase. Specified limitations apply to the deductibility of capital losses by U.S. Shareholders. However, if a U.S. Shareholder’s tendered and repurchased Shares have previously paid a long-term capital gain distribution (including, for this purpose, amounts credited as an undistributed capital gain) and such Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.
Any loss realized on a sale or exchange will be disallowed to the extent the Shares disposed of are replaced within a
61-day
period beginning thirty (30) days before and ending thirty (30)days after the disposition of the Shares. In such a case, the basis of the Shares acquired will be increased to reflect the disallowed loss.
Distribution Treatment.
If a U.S. Shareholder does not satisfy any of the tests described above, and therefore does not qualify for sale or exchange treatment, the U.S. Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free
return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the U.S. Shareholder’s tax basis in the relevant Shares. The amount of any distribution in excess of the Fund’s current and accumulated earnings and profits, if any, would be treated as a non-taxable
return of investment to the extent, generally, of the U.S. Shareholder’s basis in the Shares remaining. If the portion not treated as a dividend exceeds the U.S. Shareholder’s basis in the Shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Shares exceeds one year as of the date of the exchange. If the tendering U.S. Shareholder’s tax basis in the Shares tendered and repurchased exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered and repurchased Shares will be reallocated pro rata among the bases of such U.S. Shareholder’s remaining Shares.
Provided certain holding period and other requirements are satisfied, certain non-corporate
U.S. Shareholders generally will be subject to U.S. federal income tax at a maximum rate of 20% on amounts treated as a dividend.

This reduced rate will apply to: (i) 100% of the dividend if 95% or more of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends paid by the Fund to an individual in a particular taxable year that is attributable to qualified dividend income received by the Fund this year if such qualified dividend income accounts for less than 95% of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed in its entirety, without reduction for the U.S. Shareholder’s tax basis of the repurchased Shares. To the extent that a tender and repurchase of a U.S. Shareholder’s Shares is treated as the receipt by the U.S. Shareholder of a dividend, the U.S. Shareholder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the tendered and repurchased Shares will be added to any Shares retained by the U.S. Shareholder.
To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Shareholder, (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by the Fund from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Shareholders are urged to consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances. No portion of any dividend is expected to be eligible for the dividends received deduction.
If the sale of Shares pursuant to a repurchase of Shares by the Fund is treated as a dividend to a U.S. Shareholder rather than as an exchange, the other Shareholders, including any non-tendering
Shareholders, could be deemed to have received a taxable stock distribution if such Shareholder’s interest in the Fund increases as a result of the repurchase. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a U.S. Shareholder’s interest in the Fund will not be treated as a taxable distribution of Shares if the distribution qualifies as an isolated redemption of Shares as described in Treasury regulations. All Shareholders are urged to consult their tax advisors about the possibility of deemed distributions resulting from a repurchase of Shares by the Fund.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to Shares of the Fund of at least $2 million for a non-corporate
U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of “portfolio securities” in many cases are excepted from this reporting requirement, but, under current guidance, equity owners of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders are urged to consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Net Investment Income Tax
An additional 3.8% surtax applies to the net investment income of non-corporate
U.S. Shareholders (other than certain trusts) on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for the taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” generally includes interest and taxable distributions and deemed distributions paid with respect to Shares, and net gain attributable to the disposition of Shares (in each case, unless the Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to these distributions or this net gain.

Information Reporting and Backup Withholding
The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable distributions payable by U.S. Shareholders (a) who fail to provide the Fund with their correct taxpayer identification numbers (“TINs”) or who otherwise fail to make required certifications or (b) with respect to whom the IRS notifies the Fund that such U.S. Shareholder is subject to backup withholding. Certain U.S. Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the U.S. Shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS. Failure by a U.S. Shareholder to furnish a certified TIN to the Fund could subject the U.S. Shareholder to a penalty imposed by the IRS.
FATCA generally requires that the Fund obtains information sufficient to identify the status of each Shareholder under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that Shareholder on ordinary dividends it pays. The IRS and the Department of Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or capital gain dividends the Fund pays. If a payment is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign Shareholders.
Taxation of
Tax-Exempt
Investors
Under current law, the Fund generally serves to prevent the attribution to Shareholders of unrelated business taxable income (“UBTI”) from being realized by its tax-exempt
Shareholders (including, among others, IRAs, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt
Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt
Shareholder borrows to acquire its Shares.
Taxation of
Non-U.S.
Shareholders
The following discussion only applies to certain
Non-U.S.
Shareholders. Whether an investment in Shares is appropriate for a
Non-U.S.
Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.
Non-U.S.
Shareholders should consult their tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.
Distributions of “investment company taxable income” to
Non-U.S.
Shareholders (other than U.S.-source interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally will be free of withholding as discussed in the following paragraph) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a
Non-U.S.
Shareholder. If the distributions are effectively connected with a U.S. trade or business of a
Non-U.S.
Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the
Non-U.S.
Shareholder complies with applicable certification and disclosure requirements. In addition, if such
Non-U.S.
Shareholder is a foreign corporation, such
Non-U.S.
Shareholder may also be subject to a branch profits tax at a rate of 30% (or lower treaty rate, if applicable) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments. Special certification requirements apply to a
Non-U.S.
Shareholder that is a

foreign partnership or a foreign trust, and such entities are urged to consult their tax advisors.
Non-U.S.
Shareholders are urged to consult their tax advisors with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of
non-U.S.
taxes.
Unless a
Non-U.S.
Shareholder opts out of the DRIP, the
Non-U.S.
Shareholder will have all cash distributions automatically reinvested in additional Shares of the Fund, rather than receiving cash dividends and distributions. Only the net after-tax
amount will be reinvested in Shares of the Fund and the
Non-U.S.
Shareholder will have an adjusted basis in the additional Shares purchased through the reinvestment equal to the amount reinvested. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the
Non-U.S.
Shareholder’s account.
Properly designated dividends received by a
Non-U.S.
Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a
Non-U.S.
Shareholder must comply with applicable certification requirements relating to its
non-U.S.
status (including, in general, furnishing an IRS Form
W-8BEN
(for individuals), IRS Form
W-8BEN-E
(for entities) or an acceptable substitute or successor form). In certain circumstances, it may not be possible to determine whether withholding is required on a particular distribution at the time the distribution is made, in which case the Fund may withhold from the distribution, and the
Non-U.S.
Shareholder may be required to file a U.S. federal income tax return in order to obtain a refund of any excess withholding, and the amount of any withholding will not be treated as reinvested. Also, in the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain.
Non-U.S.
Shareholders should contact their tax advisors and intermediaries with respect to the application of these rules to their accounts.
Actual or deemed distributions of the Fund’s net capital gains to a
Non-U.S.
Shareholder, and gains realized by a
Non-U.S.
Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the
Non-U.S.
Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the
Non-U.S.
Shareholder in the United States), or, in the case of an individual, the
Non-U.S.
Shareholder was present in the United States for one hundred eighty-three (183) days or more during the taxable year and certain other conditions are met.
If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a
Non-U.S.
Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the
Non-U.S.
Shareholder’s allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the
Non-U.S.
Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the
Non-U.S.
Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
For corporate
Non-U.S.
Shareholders, distributions (both cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).
A
Non-U.S.
Shareholder may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the
Non-U.S.
Shareholder provides the Fund or the Administrator with an IRS Form
W-8BEN,
IRS Form
W-8BEN-E
or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a
Non-U.S.
Shareholder or otherwise establishes an exemption from backup withholding.

Pursuant to FATCA, payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds, and other
non-U.S.
persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any
Non-U.S.
Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each
Non-U.S.
Shareholder should consult its tax advisor regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such
Non-U.S.
Shareholder, which may include providing certain information in respect of such
Non-U.S.
Shareholder’s beneficial owners).
Other Taxation
Shareholders may be subject to state, local and
non-U.S.
taxes on their distributions from the Shares. Shareholders are urged to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Shares.
ALL SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES, AND STATE, LOCAL AND
NON-U.S.
TAX CONSEQUENCES, OF AN INVESTMENT IN THE SHARES.
CUSTODIAN
State Street serves as the custodian of the assets of the Fund and may maintain custody of such assets with U.S. and
non-U.S.
sub-custodians
(which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the custodian or U.S. or
non-U.S.
sub-custodians
in a securities depository, clearing agency or omnibus customer account of such custodian. The principal business address of the custodian is One Congress Street, Suite 1, Boston, MA 02114.

ADMINISTRATION AND ACCOUNTING SERVICES
The Fund has entered into the Administration Agreement, pursuant to which the Adviser, in its capacity as Administrator, is responsible for generally performing, or arranges for its affiliates to perform, the administrative services of the Fund. Pursuant to the Administration Agreement, the Administrator makes available, or arranges for its affiliates to make available, for the Fund, office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that the Fund is required to maintain and preparing reports to the Shareholders and reports to be filed with the SEC. In addition, the Administrator oversees the preparation and filing of tax returns and the printing and dissemination of reports to Shareholders, generally oversees the payment of expenses and the performance of administrative and professional services rendered to the Fund by others and assists the Fund in determining and publishing the Fund’s NAV.
Costs and expenses to be borne by the Fund under the Administration Agreement include those relating to: organizational expenses of the Fund; calculating the Fund’s NAV (including the cost and expenses of any independent valuation firms or pricing services); expenses incurred by the Adviser or an affiliate payable to third parties, including agents, bankers, consultants or other advisors, in monitoring financial and legal affairs for the Fund and in monitoring the Fund’s investments and performing due diligence on prospective investments; outside legal expenses; accounting expenses; expenses associated with retaining a sub-administrator;
and any and all other expenses incurred by the Fund or the Administrator (or an affiliate) in connection with administering the Fund’s business, including payments based upon the Fund’s allocable portion of the overhead and other expenses incurred by the Administrator and/or its affiliates in performing its obligations under the Administration Agreement, including rent and the allocable portion of the costs of the compensation, benefits and related administrative expenses (including travel expenses) of the Fund’s officers who provide operational, administrative, legal, compliance, finance and accounting services to the Fund, including the Fund’s chief compliance officer and chief accounting officer, their respective staffs and other professionals who provide services to the Fund (including, in each case, employees of the Adviser or an affiliate) and assist with the preparation, coordination, and administration of the foregoing or provide other “back-office” or “middle-office” financial, compliance, legal, operational and accounting services to the Fund. For the avoidance of doubt, the Fund will reimburse the Adviser (and/or its affiliates) for an allocable portion of the compensation paid by the Adviser (and/or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the business affairs of the Fund and in acting on behalf of the Fund).
The Administrator’s principal business address is One North Wacker Drive, Suite 2700, Chicago, IL 60606.
Pursuant to the Administration Agreement, the Administrator has delegated certain obligations under the Administration Agreement to State Street to assist in the provision of administrative services. The
Sub-Administrator
receives compensation for
sub-administrative
services under the
Sub-Administrative
Agreement. The principal business address of the
Sub-Administrator
is One Congress Street, Suite 1, Boston, MA 02114.
TRANSFER AGENT AND DIVIDEND PAYING AGENT
State Street serves as the Fund’s transfer agent and dividend paying agent. The principal business address of the transfer agent and dividend paying agent is One Heritage Drive Building, 1 Heritage Drive, Mail Stop OHD0100, North Quincy, MA 02171.
FISCAL YEAR; REPORTS TO SHAREHOLDERS
The Fund’s fiscal year is the
12-month
period ending on March 31. The Fund’s taxable year is the
12-month
period ending on September 30.

The Fund will provide Shareholders with an audited annual report and an unaudited semi-annual report within sixty (60) days after the close of the reporting period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments.
As soon as practicable after the end of each calendar year, the Fund will furnish a statement on IRS Form
1099-DIV
or Form
1042-S
to assist Shareholders in preparing their tax returns.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is 30 Rockefeller Plaza, New York, NY 10112.
LEGAL COUNSEL
Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, serves as legal counsel to the Fund. No attorney-client relationship exists, however, between Kirkland & Ellis LLP and any other person solely by reason of such other person investing in the Fund.
ADAMS STREET ADVISORS PRIVACY NOTICE
Adams Street Advisors’ Commitment to Privacy
The Adviser (together with its affiliates, for purposes of this section of the Prospectus, “Adams Street Advisors”) recognizes and respects your privacy. This Privacy Notice describes the types of non-public personal information
Adams Street Advisors obtains, how Adams Street Advisors uses that information and to whom Adams Street Advisors discloses it. Non-public personal information means personally identifiable financial information that is not publicly available and any list, description or other grouping of consumers (and publicly available information pertaining to such consumers) that is derived using any personally identifiable financial information that is not publicly available. If you are an individual investor, this Privacy Notice will be relevant to you directly. If you are providing information to Adams Street Advisors on behalf of other individuals, such as your employees or clients, this Privacy Notice will be relevant to those individuals, and you should transmit this document to such individuals or otherwise advise them of its content.
Information Adams Street Advisors Collects About You
Adams Street Advisors collects the following categories of non-public personal information about you:

•	Information that you provide, which may include your name and address, social security number or tax identification number, date of birth and/or other information;

•	Information about transactions and balances in accounts with Adams Street Advisors;

•	Information about transactions and balances in accounts with non-affiliated third parties; and

•
Information from consumer reporting agencies, service providers or other sources that may be engaged or consulted in connection with conducting due diligence, know-your-customer, anti-money laundering and other checks required to be performed in relation to admitting new investors.

How Adams Street Advisors Discloses Your Personal Information
Adams Street Advisors uses and shares your non-public personal information with Adams Street Advisors’ affiliates (including any of its advised investment funds) and their employees that have a legitimate business need for the information, primarily to complete financial transactions that you request or to make you aware of other financial products and services. Adams Street Advisors does not sell your non-public personal information to third parties. Below are the details of circumstances in which Adams Street Advisors may disclose non-public personal information to third parties:

•
To service providers (including financial, technical, marketing and professional service providers and consultants) and financial institutions that provide services to Adams Street Advisors, who are required to protect the confidentiality of your personal information and to use the information only for the purposes for which it is disclosed to them).

•
To regulatory, self-regulatory, administrative or law enforcement agencies or other oversight bodies in certain circumstances where we are required to share personal information and other information with respect to your interest in an investment with the relevant regulatory authorities. They, in turn, may exchange this information with other authorities, including tax authorities.

•	As authorized, for example, by subscription agreements or organizational documents of an investment and as authorized by you or your designated representatives or other authorized persons.

•
In connection with a corporate transaction – for example, to third parties as part of a corporate business transaction, such as a merger, acquisition, joint venture or financing or sale of company assets.

How Adams Street Advisors Safeguards and Retains Your Personal Information
Adams Street Advisors restricts access to non-public personal information about you to its employees and to third parties, as described above. Adams Street Advisors maintains physical, electronic, and procedural safeguards reasonably designed to protect the confidentiality of your non-public personal information. Despite these security measures that Adams Street Advisors has put in place to protect your personal information, no such measures can guarantee security or protect against unauthorized activity. Adams Street Advisors may retain your personal information for such a period as permitted or required by any applicable laws or regulations and for such a period as may be permitted in accordance with the lawful purposes or legitimate interests outlined above.
Keeping You Informed
Adams Street Advisors reserves the right to modify this policy at any time and will keep you informed of further changes as required by law.

APPENDIX A: PERFORMANCE INFORMATION
The performance quoted below is that of the Predecessor Fund. The Fund is the successor to the Predecessor Fund, a Cayman Islands exempted limited partnership that was not registered under the 1940 Act. The Predecessor Fund converted to a Delaware limited liability company on March 26, 2025 and registered under the 1940 Act on April 1, 2025.
Performance information reflects all fees and expenses incurred by the Predecessor Fund, as well as the management fee and incentive allocation charged at the Adams Street feeder fund level (as the Predecessor Fund did not directly charge such a fee or allocation). Performance information has not been adjusted to reflect Fund fees and expenses. It is anticipated that the Fund’s fees and expenses will be higher than those of the Predecessor Fund on account of the fact that the Predecessor Fund was not subject to the investment limitations, diversification requirements and other restrictions imposed by the 1940 Act (as it was exempt from registration under the 1940 Act pursuant to Section 3(c)(7) thereof) or the Code. Accordingly, if the Predecessor Fund’s performance had reflected the Fund’s estimated fees and expenses, the performance shown below would have been lower. The financial statements of the Predecessor Fund were audited for all fiscal years through December 31, 2024 in accordance with auditing standards generally accepted in the United States of America. The performance returns of the Predecessor Fund are unaudited and are calculated by the Adviser on a total return basis. The Predecessor Fund was not registered under the 1940 Act, and was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected its performance.
The Adviser is a subsidiary of Adams Street, which served as the investment adviser to the Predecessor Fund for the entire performance period shown below. The Fund’s investment objective and strategies are, in all material respects, substantially identical to those of the Predecessor Fund. The Fund’s investment program is managed in substantially the same manner, and by the same investment professionals, as the Predecessor Fund. Neither Adams Street nor the Adviser managed any other accounts that were materially equivalent to the Predecessor Fund.
THE PAST PERFORMANCE OF THE FUND AND THE PREDECESSOR FUND IS NOT INDICATIVE
OF THE FUTURE RESULTS OF THE FUND.

			Since
Average Annual Total Return for the Periods ended March 31, 2025	1-Year	3-Years	Inception*
Predecessor Fund	13.52%	12.05%	18.04%
MSCI All Country World Index (reflects no deductions for fees or expenses or taxes)	7.63%	7.42%	8.20%
S&P/LSTA US Leveraged Loan Index (reflects no deductions for fees or expenses or taxes)	6.86%	7.21%	6.27%

*	The Predecessor Fund commenced operations on February 2, 2021.

Annual Total Returns for the Periods ended December 31	2021	2022	2023	2024
Predecessor Fund	40.84%	4.62%	17.78%	16.05%
MSCI All Country World Index (reflects no deductions for fees or expenses or taxes)	19.04%	-17.96%	22.81%	18.02%
S&P/LSTA US Leveraged Loan Index (reflects no deductions for fees or expenses or taxes)	5.20%	-0.77%	13.32%	8.95%

A-1

ADAMS STREET PRIVATE EQUITY
NAVIGATOR
FUND LLC
Class S Shares | ASPSX
Class D Shares | ASPDX
Class I Shares | ASPJX
Class M Shares | ASPMX
Prospectus
March 31, 2026
All dealers that effect transactions in these Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

STATEMENT OF ADDITIONAL INFORMATION

Class S Shares | ASPSX

Class D Shares | ASPDX

Class I Shares | ASPJX

Class M Shares | ASPMX

March 31, 2026

Adams Street Private Equity Navigator Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. This Statement of Additional Information (“SAI”) relating to the Fund’s Shares does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto, dated March 31, 2026. This SAI, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such Shares. A copy of the Prospectus may be obtained without charge by calling 844-705-0580, by writing to the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606, or by visiting https://aspen.evergreen-funds.adamsstreetpartners.com. You may also obtain a copy of the Prospectus on the SEC’s website at www.sec.gov.

Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

ii

ADDITIONAL INVESTMENT POLICIES

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. The following disclosure supplements the disclosure set forth in “Investment Program” and “Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters discussed. Prospective investors also should refer to “Investment Program” and “Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Fundamental Policies

The Fund has adopted restrictions and policies relating to the investment of the Fund’s assets and its activities. The below restrictions are the Fund’s only fundamental policies, which cannot be changed without the approval of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act). For purposes of the foregoing, a “majority of the outstanding voting securities of the Fund” means the lesser of (i) 67% or more of the Shares represented at a meeting at which more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) more than 50% of the outstanding Shares. The other policies and investment restrictions are not fundamental policies of the Fund and may be changed by the Fund’s Board, upon prior notice to Shareholders, without Shareholder approval.

The Fund’s fundamental investment restrictions are as follows:

1.

The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry or groups of industries. For the avoidance of doubt, this 25% limitation on investment in a single industry or groups of industries does not restrict or limit: (i) the Fund’s authority to invest 25% or more of the value of its total assets in Portfolio Funds; or (ii) the Fund’s ability to invest in U.S. Government securities or such other securities as may be excluded for this purpose under the 1940 Act.

2.	The Fund will not issue senior securities or borrow money, except to the extent permitted by the 1940 Act.

3.	The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in selling its own securities or portfolio securities.

4.

The Fund will not make loans of money or securities to other persons, except that (i) the Fund will not be deemed to be making a loan to the extent that the Fund makes investments in fixed-income securities or enters into repurchase agreements in a manner consistent with its stated investment policies; (ii) the Fund may take short positions in any security or financial instrument; and (iii) the Fund may lend its portfolio securities in an amount not in excess of 33 1⁄3% of its total assets, taken at market value, provided that such loans shall be made in accordance with applicable law.

5.

The Fund will not purchase or sell physical commodities or commodity contracts, except to the extent permitted by the 1940 Act or unless otherwise acquired as a result of the ownership of securities or instruments, but this restriction shall not prohibit the Fund from purchasing and selling foreign currency, options, swaps, futures and forward contracts and other financial instruments and contracts, including those related to indexes, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts. For purposes of the limitation on commodities, the Fund does not consider foreign currencies or forward contracts to be physical commodities.

6.

The Fund will not purchase, hold or deal in real estate, except the Fund may purchase and hold securities or other instruments that are secured by, or linked to, real estate or interests therein, securities of real estate investment trusts, mortgage-related securities and securities of issuers engaged in the real estate business, and the Fund may purchase and hold real estate as a result of the ownership of securities or other instruments (including interests in Portfolio Funds).

1

The following notations are not considered to be part of the Fund’s fundamental investment restrictions and are subject to change without Shareholder approval.

With respect to the fundamental policy relating to concentration set forth in (1) above, the 1940 Act does not define what constitutes “concentration” in an industry or groups of industries. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be riskier to investors investing into such fund than a fund that does not concentrate in an industry. The policy in (1) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. Government and its agencies or instrumentalities; tax exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Adviser. In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly. Accordingly, the composition of an industry or group of industries may change from time to time. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.

The investment restrictions and other policies described herein do not apply to Portfolio Funds. The Fund will, however, consider the investments held by Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or groups of industries.

Unless otherwise indicated, all limitations under the Fund’s investment restrictions apply only at the time that a transaction is undertaken. Any later change in percentage resulting from any cause other than actions by the Fund, including from market fluctuations or other changes in the Fund’s total assets, such as changes resulting from one of the Fund’s repurchase offers, will not be considered a violation and will not require the Fund to dispose of an investment unless and until the Adviser determines that such disposition is in the Fund’s best interest.

The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of Shareholders, as applicable, will be required or sought.

For the avoidance of doubt, the Fund’s investment objective and its policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Private Equity Investments are non-fundamental and may be changed with the approval of the Board upon 60 days’ prior written notice to Shareholders.

2

INVESTMENT PRACTICES, TECHNIQUES AND RISKS

The following information supplements the discussion of the Fund’s investment objective, policies, techniques and risks that are described in the Prospectus. The Fund may invest in the following instruments and use the following investment techniques, subject to any limitations set forth in the Prospectus. There is no guarantee the Fund will buy all of the types of securities or use any or all of the investment techniques described herein.

Cash Equivalents and Short-Term Debt Securities. For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

•

U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.

•

Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

•	Repurchase agreements, which involve purchases of debt securities.

•

Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Adviser will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Derivatives. A derivative is generally a financial contract the value of which depends on, or is derived from, changes in the value of one or more “reference instruments,” such as underlying assets (including securities), reference rates, indices or events. Derivatives may relate to stocks, bonds, credit, interest rates, commodities, currencies or currency exchange rates, or related indices. A derivative may also contain leverage to magnify the exposure to the reference instrument. Derivatives may be traded on organized exchanges and/or through clearing organizations, or in private transactions with other parties in the over-the-counter (“OTC”) market with a single dealer or a prime broker acting as an intermediary with respect to an executing dealer. Derivatives may be used for hedging purposes and non-hedging (or speculative) purposes. Some derivatives require one or more parties to post “margin,” which means that a party must deposit assets with, or for the benefit of, a third party, such as a futures commission merchant, in order to initiate and maintain the derivatives position.

3

Use of derivatives is a highly specialized activity that can involve investment techniques and risks different from, and in some respects greater than, those associated with investing in more traditional investments, such as stocks and bonds. Derivatives can be highly complex and highly volatile and may perform in unanticipated ways. Derivatives can create leverage, which can magnify the impact of a decline in the value of the reference instrument underlying the derivative, and the Fund could lose more than the amount it invests. Derivatives can have the potential for unlimited losses, for example, where the Fund may be called upon to deliver a security it does not own. Derivatives may at times be highly illiquid, and the Fund may not be able to close out or sell a derivative at a particular time or at an anticipated price. Derivatives can be difficult to value, and valuation may be more difficult in times of market turmoil. Derivatives may involve risks different from, and possibly greater than, the risks associated with investing directly in the reference instrument. Suitable derivatives may not be available in all circumstances, and there can be no assurance that the Fund will use derivatives to reduce exposure to other risks when that might have been beneficial. Derivatives may involve fees, commissions, or other costs that may reduce the Fund’s gains or exacerbate losses from the derivatives. Certain aspects of the regulatory treatment of derivative instruments, including federal income tax, are currently unclear and may be affected by changes in legislation, regulations, or other legally binding authority.

Derivatives involve counterparty risk, which is the risk that the other party to the derivative will fail to make required payments or otherwise comply with the terms of the derivative. Counterparty risk may arise because of market activities and developments, the counterparty’s financial condition (including financial difficulties, bankruptcy, or insolvency), or other reasons. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty. Counterparty risk is generally thought to be greater with OTC derivatives than with derivatives that are exchange traded or centrally cleared. However, derivatives that are traded on organized exchanges and/or through clearing organizations involve the possibility that the futures commission merchant or clearing organization will default in the performance of its obligations.

To the extent the Fund uses derivatives, it will likely be required to provide margin or collateral; these practices are intended to satisfy contractual undertakings and regulatory requirements and will not prevent the Fund from incurring losses on derivatives. The need to provide margin or collateral could limit the Fund’s ability to pursue other opportunities as they arise. Derivatives that have margin requirements involve the risk that if the Fund has insufficient cash or eligible margin securities to meet daily variation margin requirements, it may have to sell securities or other instruments from its portfolio at a time when it may be disadvantageous to do so. The Fund normally will remain obligated to meet margin requirements until a derivatives position is closed.

Rule 18f-4 under the 1940 Act regulates and limits the Fund’s use of derivatives. The Fund operates as a “limited derivatives user,” as defined in Rule 18f-4, and has adopted policies and procedures to monitor compliance with such qualification. To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule 18f-4). In the event the Fund were not able to qualify as a limited derivatives user, the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price. As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

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The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the Fund’s options may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts. The Fund will not enter into futures contracts that are prohibited under the Commodity Exchange Act, as amended (the “CEA”), and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

An open position, either a long or short position, is typically closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its futures position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss. Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s net asset value. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

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Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. Settlement with physical delivery may involve additional costs. Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market. A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of its Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party.

If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, it is possible that the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses. The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses. The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

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General Limitations on Certain Futures, Options and Swap Transactions. The Adviser, with respect to the Fund, has filed a notice of eligibility for an exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (the “NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Adviser and the Fund expect not to be subject to regulation as a commodity pool or commodity pool operator under the CEA. If the Adviser or the Fund becomes subject to these requirements, as well as related NFA rules, the Fund may incur additional compliance and other expenses.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as an investment in lower-rated debt securities (commonly known as “junk bonds”). Lower-rated debt securities involve greater risks than investment grade debt securities. Lower-rated debt securities may fluctuate more widely in price and yield and may fall in price during times when the economy is weak or is expected to become weak. The credit rating of a company’s convertible securities is generally lower than that of its non-convertible debt securities. Convertible securities are normally considered “junior” securities and, as such, the company usually must pay interest on its non-convertible debt securities before it can make payments on its convertible securities. If the issuer stops paying interest or principal, convertible securities may become worthless, and the Fund could lose its entire investment.

Zero Coupon and PIK Bonds. The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.

Stressed and Distressed Investments. The Fund may invest in securities and other obligations of companies that involve significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. These securities may present a substantial risk of default, including the loss of the entire investment, or may be in default. Distressed securities include loans, bonds and notes, many of which are not publicly traded, and may involve a substantial degree of risk. In certain periods, there may be little or no liquidity in the markets for distressed securities meaning that the Fund may be unable to exit its position.

The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its

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investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.

Equity Securities. Equity securities in which the Fund may invest include common stocks, preferred stocks, convertible securities and warrants. This may include the equity securities of private equity sponsors. Common stocks and preferred stocks represent shares of ownership in a corporation. Preferred stocks usually have specific dividends and rank after bonds and before common stock in claims on assets of the corporation should it be dissolved. Increases and decreases in earnings are usually reflected in a corporation’s stock price. Convertible securities are debt or preferred equity securities convertible into common stock. Usually, convertible securities pay dividends or interest at rates higher than common stock, but lower than other securities. Convertible securities usually participate to some extent in the appreciation or depreciation of the underlying stock into which they are convertible.

Preferred securities, which are a form of hybrid security (i.e., a security with both debt and equity characteristics), may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities, however, unlike common stocks, participation in the growth of an issuer may be limited. Distributions on preferred securities are generally payable at the discretion of the issuer’s board and after the company makes required payments to holders of its bonds and other debt securities. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt securities to actual or perceived changes in the company’s financial condition or prospects. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred securities of larger companies. Preferred securities may be less liquid than common stocks. Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any adverse consequences to the issuer. Preferred shareholders may have certain rights if distributions are not paid but generally have no legal recourse against the issuer and may suffer a loss of value if distributions are not paid. Generally, preferred shareholders have no voting rights with respect to the issuer unless distributions to preferred shareholders have not been paid for a stated period, at which time the preferred shareholders may elect a number of directors to the issuer’s board. Generally, once all the distributions have been paid to preferred shareholders, the preferred shareholders no longer have voting rights.

Warrants are options to buy a stated number of shares of common stock at a specified price anytime during the life of the warrants. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities. The Fund could lose the value of a warrant or right if the right to subscribe to additional shares is not exercised prior to the warrant’s or right’s expiration date. The market for warrants and rights may be very limited and there may at times not be a liquid secondary market for warrants and rights.

Securities of Other Investment Companies. The Fund may invest, subject to applicable regulatory limits, in the securities of other investment companies, including open-end management companies, closed-end management companies (including business development companies or “BDCs”) and unit investment trusts. The Fund may also invest in ETFs, as described in additional detail under “ETFs and Other Exchange-Traded Investment Vehicles” below.

Under the 1940 Act, subject to the Fund’s own more restrictive limitations, if any, the Fund’s investment in securities issued by other investment companies, subject to certain exceptions, currently is limited to: (1) 3% of the total voting stock of any one investment company; (2) 5% of the Fund’s total assets with respect to any one

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investment company; and (3) 10% of the Fund’s total assets in the aggregate (such limits do not apply to investments in money market funds). Exemptions in the 1940 Act or the rules thereunder may allow the Fund to invest in another investment company in excess of these limits. In particular, Rule 12d1-4 under the 1940 Act allows the Fund to acquire the securities of another investment company, including ETFs, in excess of the limitations imposed by Section 12(d)(1) of the 1940 Act, subject to certain limitations and conditions on the Fund and the Adviser, including limits on control and voting of acquired funds’ shares, evaluations and findings by the Adviser and limits on most three-tier fund structures.

When investing in the securities of other investment companies, the Fund will be indirectly exposed to all the risks of such investment companies’ portfolio securities. In addition, as a shareholder in an investment company, the Fund would indirectly bear its pro rata share of that investment company’s advisory fees and other operating expenses. Fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more other investment companies generally are referred to as “acquired fund fees and expenses” and may appear as a separate line item in the Fund’s fee table in the Prospectus. For certain investment companies, such as BDCs, these expenses may be significant. In addition, the shares of closed-end management companies may involve the payment of substantial premiums above, while the sale of such securities may be made at substantial discounts from, the value of such issuer’s portfolio securities. Historically, shares of closed-end funds, including BDCs, have frequently traded at a discount to their net asset value, which discounts have, on occasion, been substantial and lasted for sustained periods of time.

Certain money market funds that operate in accordance with Rule 2a-7 under the 1940 Act float their NAV while others seek to preserve the value of investments at a stable NAV (typically $1.00 per share). An investment in a money market fund, even an investment in a fund seeking to maintain a stable NAV per share, is not guaranteed, and it is possible for the Fund to lose money by investing in these and other types of money market funds. In certain circumstances, the money market fund may impose (or be required to impose) a fee of up to 2% on amounts the Fund redeems from the money market fund (i.e., impose a liquidity fee).

ETFs and Other Exchange-Traded Investment Vehicles. The Fund may invest, subject to applicable regulatory limits, in the securities of ETFs and other pooled investment vehicles that are traded on an exchange and that hold a portfolio of securities or other financial instruments (collectively, “exchange-traded investment vehicles”). When investing in the securities of exchange-traded investment vehicles, the Fund will be indirectly exposed to all the risks of the portfolio securities or other financial instruments they hold. The performance of an exchange-traded investment vehicle will be reduced by transaction and other expenses, including fees paid by the exchange-traded investment vehicle to service providers. ETFs are investment companies that are registered as open-end management companies or unit investment trusts. The limits that apply to the Fund’s investment in securities of other investment companies generally apply also to the Fund’s investment in securities of ETFs.

Shares of exchange-traded investment vehicles are listed and traded in the secondary market. Many exchange-traded investment vehicles are passively managed and seek to provide returns that track the price and yield performance of a particular index or otherwise provide exposure to an asset class (e.g., currencies or commodities). Although such exchange-traded investment vehicles may invest in other instruments, they largely hold the securities (e.g., common stocks) of the relevant index or financial instruments that provide exposure to the relevant asset class. The share price of an exchange-traded investment vehicle may not track its specified market index, if any, and may trade below its net asset value. An active secondary market in the shares of an exchange-traded investment vehicle may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions, or other reasons. There can be no assurance that the shares of an exchange-traded investment vehicle will continue to be listed on an active exchange.

Repurchase Agreements. The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield

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during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Reverse Repurchase Agreements. In a reverse repurchase agreement, the Fund sells portfolio securities to another party and agrees to repurchase the securities at an agreed-upon price and date, which reflects an interest payment. Reverse repurchase agreements involve the risk that the other party will fail to return the securities in a timely manner, or at all, which may result in losses to the Fund. The Fund could lose money if it is unable to recover the securities and the value of the collateral held by the Fund is less than the value of the securities. These events could also trigger adverse tax consequences to the Fund. Reverse repurchase agreements also involve the risk that the market value of the securities sold will decline below the price at which the Fund is obligated to repurchase them. When the Fund enters into a reverse repurchase agreement, any fluctuations in the market value of either the securities transferred to another party or the securities in which the proceeds may be invested would affect the market value of the Fund’s assets. During the term of the agreement, the Fund may also be obligated to pledge additional cash and/or securities in the event of a decline in the fair value of the transferred security. The Adviser monitors the creditworthiness of counterparties to reverse repurchase agreements. With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 under the 1940 Act permits the Fund to enter into such transactions if the Fund either (i) complies with the asset coverage requirements of Section 18 of the 1940 Act (that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness) or (ii) treats all such transactions as derivatives transactions for all purposes under Rule 18f-4.

Restricted Securities and Rule 144A Securities. The Fund may invest in “restricted securities,” which generally are securities that may be resold to the public only pursuant to an effective registration statement under the 1933 Act or an exemption from registration. Regulation S under the 1933 Act is an exemption from registration that permits, under certain circumstances, the resale of restricted securities in offshore transactions, subject to certain conditions, and Rule 144A under the 1933 Act is an exemption that permits the resale of certain restricted securities to qualified institutional buyers. Since its adoption by the SEC in 1990, Rule 144A has facilitated trading of restricted securities among qualified institutional investors. To the extent restricted securities held by the Fund qualify under Rule 144A and an institutional market develops for those securities, the Fund expects that it will be able to dispose of the securities without registering the resale of such securities under the 1933 Act. However, to the extent that a robust market for such 144A securities does not develop, or a market develops but experiences periods of illiquidity, investments in Rule 144A securities could increase the level of the Fund’s illiquidity.

Where an exemption from registration under the 1933 Act is unavailable, or where an institutional market is limited, the Fund may, in certain circumstances, be permitted to require the issuer of restricted securities held by the Fund to file a registration statement to register the resale of such securities under the 1933 Act. In such case, the Fund will typically be obligated to pay all or part of the registration expenses, and a considerable

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period may elapse between the decision to sell and the time the Fund may be permitted to resell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, or the value of the security were to decline, the Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities for which no market exists are priced by a method that the Portfolio Fund Managers believe accurately reflects fair value.

Special Purpose Acquisition Companies. The Fund may invest in stock, warrants or other securities of special purpose acquisition companies (“SPACs”) or similar special purpose entities that pool funds to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC or similar entity generally maintains assets (less a portion retained to cover expenses) in a trust account comprised of U.S. Government securities, money market securities, and cash. If an acquisition is not completed within a pre-established period of time, the invested funds are returned to the entity’s shareholders.

Because SPACs and similar entities are essentially blank-check companies without an operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. SPACs may allow shareholders to redeem their pro rata investment immediately after the SPAC announces a proposed acquisition, which may prevent the entity’s management from completing the transaction. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices. In addition, SPACs may trade in the over-the-counter market and, accordingly, may be considered illiquid and/or be subject to restrictions on resale.

Private Investments in Public Equity. The Fund may invest in securities issued in private investments in public equity transactions, commonly referred to as “PIPEs.” A PIPE investment involves the sale of equity securities, or securities convertible into equity securities, in a private placement transaction by an issuer that already has outstanding, publicly traded equity securities of the same class.

Shares acquired in PIPEs are commonly sold at a discount to the current market value per share of the issuer’s publicly traded securities. Securities acquired in PIPEs generally are not registered with the SEC until after a certain period of time from the date the private sale is completed, which may be months and perhaps longer.

PIPEs may contain provisions that require the issuer to pay penalties to the holder if the securities are not registered within a specified period. Until the public registration process is completed, securities acquired in PIPEs are restricted and, like investments in other types of restricted securities, may be illiquid. Any number of factors may prevent or delay a proposed registration. Prior to or in the absence of registration, it may be possible for securities acquired in PIPEs to be resold in transactions exempt from registration under the 1933 Act. There is no guarantee, however, that an active trading market for such securities will exist at the time of disposition, and the lack of such a market could hurt the market value of the Fund’s investments. Even if the securities acquired in PIPEs become registered, or the Fund is able to sell the securities through an exempt transaction, the Fund may not be able to sell all the securities it holds on short notice and the sale could impact the market price of the securities.

MANAGEMENT OF THE FUND

Further Information Regarding Management of the Fund

Information regarding the Directors and officers of the Fund, including brief biographical information, is set forth below.

Board of Directors

The Directors of the Fund, their years of birth, addresses, positions held, lengths of time served, principal business occupations during the past five years, the number of portfolios in the Fund Complex (as defined below) overseen by each Director and other directorships, if any, held by the Directors, are shown below. The

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Directors have been divided into two groups—Interested Directors and Independent Directors. As set forth in the LLC Agreement, each Director’s term of office shall continue until the Director’s death, resignation or removal. Each Director who reaches the age of 80 shall retire from service as a Director on the last day of the month in which he or she attains such age.

The address of each Director is care of the Secretary of the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606.

Name and Year of Birth	Position(s) held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Director(1)	Other Directorships Held by Director During Past 5 Years

Independent Directors(2)

William Adams IV (1955)	Director	Since inception	Retired	2	Director, North Square Evanston Multi-Alpha Fund (2020-2024)

Victoria J. Herget (1951)	Director	Since inception	Retired	2	Trustee, certain of the Invesco Exchange- Traded Funds (2019- Present)

Frank M. Porcelli (1961)	Director	Since inception	Partner at Convergency Partners (since 2020)	2	Director, Smart Sand, Inc. (2021-Present)

Interested Directors(3)

James F. Walker (1963)	Director and Chair	Since inception	Retired; Partner, Global Head of Wealth at Adams Street (2024-2026); Partner, Chief Operating Officer at Adams Street (2017-2024)	2	None

Miguel F. Gonzalo (1972)	Director	Since inception	Head of Investments Strategy and Risk Management at Adams Street (since 2014); Partner, Investor Relations at Adams Street (2001-2013)	2	None

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(1)

The term “fund complex” means two or more registered investment companies that: (i) hold themselves out to investors as related companies for purposes of investment and investor services; or (ii) have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

(2)	Each Independent Director serves on the Board’s Audit Committee and Nominating and Governance Committee.

(3)	Messrs. Gonzalo and Walker are interested persons of the Fund due to their affiliation with the Adviser.

Executive Officers

Certain biographical and other information relating to the officers of the Fund who are not Directors is set forth below, including their ages, addresses, positions held, lengths of time served and principal business occupations during the past five years. The term of office for each officer is indefinite (i.e., until death, resignation, retirement, or removal). The address of each officer is care of the Secretary of the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606.

Name and Year of Birth	Position(s) held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years

Steve Landau (1972)	President and Chief Executive Officer	Since March 2026	Partner & Head of Product Strategy at Adams Street since 2018

Shannon Carlin (1984)	Vice President, Chief Financial Officer and Treasurer	Since August 2025	Principal & Director of Private Credit Investment Accounting, Client Operations at Adams Street since 2024; Director at Vista Equity Partners, 2022-2024; Director at PricewaterhouseCoopers, 2019-2022

Eric R. Mansell (1973)	Vice President, Chief Legal Officer and Secretary	Since inception	Partner & Chief Legal Officer at Adams Street since 2021; Partner, Associate General Counsel at Adams Street, 2006-2021

Vikas Sharma (1979)	Chief Compliance Officer	Since inception	Chief Compliance Officer of StepStone Private Credit Fund since 2023; Director and Chief Compliance Officer at ACA Group since 2022; Deputy Chief Compliance Officer at Nephila Capital, 2021-2022; Senior Compliance Officer at CORE CCO, 2020-2021; Consultant at VN Advisers, 2019-2020

Lizzie Gomez (1986)	Vice President and Assistant Secretary	Since inception	Principal, Legal at Adams Street since 2024; Legal counsel at Stone Ridge Asset Management, 2020-2024

Biographical Information and Discussion of Experience and Qualifications of Directors

The following is a summary of the experience, qualifications, attributes and skills of each Director that support the conclusion, as of the date of this SAI, that each Director should serve as a Director of the Fund.

Independent Directors

William Adams IV. Mr. Adams has over three decades of experience in the investment management industry. He previously served in senior leadership positions at Nuveen, the investment management division of Teachers

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Insurance and Annuity Association of America. Mr. Adams previously served on the boards of trustees of the Evanston Alternative Opportunities Fund and certain funds in the Nuveen Funds complex.

Victoria J. Herget. Ms. Herget has over three decades of experience in the investment management industry. She previously served in senior leadership positions at Zurich Scudder Investments, the U.S. asset management unit of Zurich Financial Services, and its predecessor firms. Ms. Herget currently serves on the board of trustees of certain funds in the Invesco Exchange-Traded Funds complex, and previously served on the boards of trustees/directors of certain funds in the Oppenheimer Funds and First American Funds complexes.

Frank M. Porcelli. Mr. Porcelli has over three decades of experience in the investment management industry. He currently is a managing partner at Convergency Partners, an advisory and consulting business focused on the asset management, wealth management and financial technology industries, and serves on the board of Smart Sand, Inc. Mr. Porcelli previously served in senior leadership positions at BlackRock, Putnam Investments and Goldman Sachs.

Interested Directors

James F. Walker. Mr. Walker has over three decades of experience in the investment management industry. From 2024 to 2026, Mr. Walker led Adams Street’s wealth management business, with an emphasis on developing and scaling of products and services designed to service financial advisors and their clients. From 2017 to 2024, he served as Adams Street’s Chief Operating Officer, overseeing the firm’s finance, human resources, legal, information technology, and client reporting functions. Prior to joining Adams Street, he was the Chief Operating Officer for Credit Suisse’s Private Bank Americas where he had full P&L responsibility in addition to overseeing the finance, human resources, legal, compliance, and technology functions. Prior to Credit Suisse, Mr. Walker spent seven years at Morgan Stanley Global Wealth Management where he served on the management committee and held several roles including Director of Product Strategy, Director of the Consulting Group, and Chief Operating Officer of Investment Products. Before Morgan Stanley, he spent nearly two decades at Merrill Lynch with his final role being Chief Administrative Officer for the Global Private Client business.

Miguel F. Gonzalo. Mr. Gonzalo sets investment strategy and leads Adams Street’s risk management function while collaborating with investors to formulate strategies that leverage Adams Street’s global investment capabilities. He works closely with investors in the management of their portfolios, including the development and ongoing monitoring of their private market programs. He is actively involved in the portfolio construction and monitoring of the firm’s various fund of funds programs and separate accounts. Prior to joining Adams Street, Mr. Gonzalo was Head of the Performance Analysis Group in the Asset Allocation/Currency Group of Brinson Partners where he oversaw the design and management of Brinson’s performance attribution and analytics systems. He is also a member of the CFA Society of Chicago and the CFA Institute.

Director Share Ownership

For each Director, the dollar range of equity securities beneficially owned by the Director in the Fund and in the Family of Investment Companies Overseen by the Director as of December 31, 2025 is set forth in the table below.

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies(1)
Independent Directors
William Adams IV	None	None
Victoria J. Herget	None	None
Frank M. Porcelli	Over $100,000	Over $100,000

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Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies(1)
Interested Directors
James F. Walker	Over $100,000	Over $100,000
Miguel F. Gonzalo	None	None

(1)

The term “family of investment companies” means any two or more registered investment companies that: (i) share the same investment adviser or principal underwriter; and (ii) hold themselves out to investors as related companies for purposes of investment and investor services.

As of March 15, 2026, the Directors and officers of the Fund, as a group, owned beneficially or of record less than 1% of the outstanding Shares of the Fund.

As to each Independent Director and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

Director Compensation

The Independent Directors are each paid an annual retainer of $50,000. The Chair of the Audit Committee receives an additional $3,333.33 per year. The Independent Directors are also reimbursed for out-of-pocket expenses in connection with providing services to the Fund. The Directors who are “interested persons”, as defined in the 1940 Act, of the Fund and the Fund’s officers do not receive compensation from the Fund. The Fund does not have any retirement plan for the Fund’s Directors. The Independent Directors’ compensation below is estimated for the Fund’s fiscal year ending March 31, 2026.

Name of Independent Director	Aggregate Compensation from the Fund	Total Compensation from the Fund Complex
William Adams IV	$53,333	$53,333
Victoria J. Herget	$50,000	$50,000
Frank M. Porcelli	$50,000	$50,000

Compensation of the Portfolio Managers

Portfolio managers receive a competitive base salary and may also receive a bonus based on Adams Street’s, the individual’s and their respective team’s overall performance. The portfolio managers may also receive carried interest in certain of Adams Street’s funds. The Adviser reviews the compensation of each portfolio manager twice a year.

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Other Accounts Managed by the Portfolio Managers

The following table lists the number and types of accounts, other than the Fund, managed by the Fund’s primary portfolio managers and assets under management in those accounts, as of March 31, 2025. None of the Fund’s primary portfolio managers own Shares as of March 31, 2025.

Type of Account	Number of Accounts Managed	Total Assets Managed	Number of Accounts Managed for which Management Fee is Performance Based	Assets Managed for which Management Fee is Performance Based
Joseph Goldrick
Registered Investment Companies	0	–	0	–
Other Pooled Investment Vehicles	0	–	0	–
Other Accounts	0	–	0	–

Michael Taylor
Registered Investment Companies	0	–	0	–
Other Pooled Investment Vehicles	0	–	0	–
Other Accounts	0	–	0	–

Jian Zhang
Registered Investment Companies	0	–	0	–
Other Pooled Investment Vehicles	1	$360,821,931	1	$360,821,931
Other Accounts	0	–	0	–

Codes of Ethics

The Fund and the Adviser have each adopted a code of ethics that (i) establishes procedures for personal investments and restricts certain personal securities transactions and (ii) contains provisions reasonably necessary to prevent access persons (as such term is defined in Rule 17j-1 under the 1940 Act) from engaging in any conduct prohibited by paragraph (b) of Rule 17j-1. Personnel subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the applicable code’s requirements. The codes of ethics are included as exhibits to the registration statement of which this SAI forms a part. In addition, the codes of ethics are available on the EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Proxy Voting Policies

The Fund’s investments do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals from a Portfolio Fund or a portfolio company held through a Direct Investment seeking the consent of or voting by holders, and may also vote on matters relating to the other Private Equity Investments. The Board has delegated the voting of proxies for the securities held in the Fund’s portfolio to the Adviser pursuant to the Adviser’s proxy voting policies and procedures. Under these policies, the Adviser will vote proxies, amendments, consents or resolutions related to Fund securities in the best interests of the Fund and its Shareholders. The Adviser’s proxy voting procedures are included in Appendix B of this SAI. Information regarding how the Adviser voted proxies related to the Fund’s portfolio holdings during the 12-month period ending June 30 is available, without charge, (i) upon request by calling 844-705-0580, (ii) on the Fund’s website at https://aspen.evergreen-funds.adamsstreetpartners.com or (iii) on the SEC’s website at www.sec.gov.

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PORTFOLIO TRANSACTIONS

The Adviser is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions. In effecting securities transactions, the Fund seeks to obtain the best price and execution of orders. The Adviser is responsible for arranging for the execution of the Fund’s portfolio transactions and will do so in a manner deemed fair and reasonable to the Fund and in accordance with the Adviser’s investment allocation policy. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Adviser considers the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. There may be instances when, in the judgment of the Adviser, more than one firm can offer comparable execution services. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Adviser determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Adviser to the Fund and its other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. The Management Fee will not be reduced if the Adviser receives brokerage and research services. Commission rates for brokerage transactions on foreign stock exchanges are generally fixed.

With respect to other types of securities, the Fund may purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid, may purchase securities in the over-the-counter market from an underwriter or dealer serving as market maker for the securities, in which case the price includes a fixed amount of compensation to the underwriter or dealer, and may purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services.

Purchases and sales of certain debt securities generally are transacted with issuers, underwriters, or dealers that serve as primary market-makers, who act as principals for the securities on a net basis. Most of these transactions will be principal transactions at net prices for which the Fund generally will incur little or no brokerage costs. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to a lender selling assignments or participations to the Fund. The Adviser will determine the lenders from whom the Fund will purchase assignments and participations by considering their professional ability, level of service, relationship with the borrower, financial condition, credit standards and quality of management. Affiliates of the Adviser may participate in the primary and secondary market for certain debt securities, including loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire certain loans. The Adviser does not believe that this will have a material effect on the Fund’s ability to acquire those loans consistent with its investment policies. Sales to dealers are effected at bid prices.

In some instances, the Fund will purchase interests in a Portfolio Fund directly from the Portfolio Fund, and in other instances the Fund will purchase interests in a Portfolio Fund from a third party, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. Nevertheless, the Fund anticipates that some of its portfolio transactions (including investments in Portfolio Funds by the Fund) may be subject to expenses.

CERTAIN CONSIDERATIONS APPLICABLE TO U.S. RETIREMENT PLANS AND ARRANGEMENTS

Persons who are fiduciaries with respect to investors using the plan assets of U.S. employee benefit plans or other retirement arrangements (“Plans”), including employee benefit plans or entities subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), “individual retirement accounts” (each, an “IRA”), Keogh plans or other arrangements or entities which are not subject to ERISA but are subject to the prohibited transaction rules of Section 4975 of the U.S. Internal Revenue Code of

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1986, as amended (the “Code”) (together with ERISA Plans, “Benefit Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

The following discussion of certain ERISA and related considerations is based on statutory authority and judicial and administrative interpretations as of the date of this SAI and is designed only to provide a general understanding of certain basic issues. Accordingly, this discussion should not be considered legal advice and the trustees and other fiduciaries of each Plan are encouraged to consult their own legal advisors on these matters.

General Fiduciary Considerations

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. Plans that are not subject to ERISA may be subject to similar requirements under other applicable law. Accordingly, in determining whether an investment in the Fund is appropriate for a Plan, fiduciaries should give appropriate consideration to, among other things, the role that the investment plays in the composition of the Plan’s portfolio with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan, the income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives. Before investing the assets of a Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing considerations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular Plan, and whether the assets of the Plan would be sufficiently diversified. Fiduciaries of such plans or arrangements also should confirm that investment in the Fund is consistent, and complies, with the governing provisions of the plan or arrangement, including any eligibility and nondiscrimination requirements that may be applicable under law with respect to any “benefit, right or feature” affecting the qualified status of the plan or arrangement, which may be of particular importance for certain participant-directed plans given that the Fund sells Shares only to Eligible Investors, as described herein. If a fiduciary with respect to any ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

In addition, each Plan should consider the fact that none of the Adviser, the Board or any of their respective affiliates or employees will act as a fiduciary to any Plan with respect to the decision to invest such Plan’s assets in the Fund or with respect to the operation and management of the Fund. Neither the Adviser nor the Board is undertaking to provide any advice or recommendation, including, without limitation, in a fiduciary capacity, with respect to a prospective investor’s decision to invest in the Fund, and such decision must be made by each prospective investor on an arm’s length basis. It is intended, as discussed below, that the Fund will not hold “plan assets” of any Benefit Plan for purposes of Title I of ERISA and Section 4975 of the Code (“Plan Assets”).

Prohibited Transactions

Fiduciaries of Benefit Plans should also consider whether an investment in the Fund could involve a direct or indirect transaction with a “party in interest” or “disqualified person” as defined in ERISA and Section 4975 of the Code, and if so, whether an exemption is available. ERISA and Section 4975 of the Code contain a statutory prohibited transaction exemption permitting a Benefit Plan to enter into a transaction with a person who is a party in interest or a disqualified person solely by reason of being a non-fiduciary service provider to the Benefit Plan or being affiliated with such a service provider, provided that the transaction is for “adequate consideration.” Certain administrative prohibited transaction exemptions may also be available.

Fiduciaries of Benefit Plans should also consider whether an investment in the Fund could involve a conflict of interest. A prohibited conflict could occur, for example, if the fiduciary acting on behalf of a Benefit Plan has any interest in or affiliation with the Fund, the Adviser or the Board that could affect the fiduciary’s best judgment as a fiduciary, even if exemptive relief might otherwise be available.

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A nonexempt prohibited transaction could result in significant penalties, liabilities, excise taxes or other adverse consequences to the relevant fiduciary, party in interest or disqualified person, as applicable.

Plan Assets

The U.S. Department of Labor (“DOL”) has adopted a regulation at 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Assets Rules”), which generally provides that when a Benefit Plan acquires an equity interest in certain pooled investment vehicles, such vehicle’s assets are treated as Plan Assets. The Plan Assets Rules provide, however, that, in general, investment companies registered under the 1940 Act are not deemed to be subject to ERISA or Section 4975 of the Code merely because of investments made in the fund by Benefit Plans. Accordingly, the underlying assets of the Fund should not be considered to be the Plan Assets of the Benefit Plans investing in the Fund for purposes of ERISA or Section 4975 of the Code.

The Fund will require each Plan investing in the Fund (and each person causing such Plan to invest in the Fund) to represent that it, and any such fiduciaries responsible for such Plan’s investments (including in its individual or corporate capacity, as may be applicable), are aware of and understand the Fund’s investment objective, policies and strategies, that the decision to invest the Plan’s assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA, Section 4975 of the Code and any similar laws, as applicable.

Reporting Obligations

ERISA and regulations issued thereunder require that fiduciaries of ERISA Plans report to the DOL the current value of and other information with respect to the assets of such plans. Because there will be no public market for Shares in the Fund, a Plan fiduciary may not have an independent basis on which to determine the fair market value of such Shares. ERISA Plans may also be required to report certain compensation paid for certain services provided by an entity such as the Fund as “reportable indirect compensation” on Schedule C to IRS Form 5500 (“Form 5500”). To the extent that any compensation arrangements described herein constitute reportable indirect compensation, any such descriptions are intended to satisfy the disclosure requirements for the alternative reporting option for “eligible indirect compensation,” as defined for purposes of Schedule C to Form 5500.

IRA Investors

Shares may be purchased or owned by investors who are investing assets of their IRAs. In consultation with their advisors, each prospective investor that is an IRA should carefully consider whether an investment in the Fund is appropriate for and permissible under the terms of its governing documents. Fiduciaries of investors that are IRAs should consider in particular that Shares in the Fund will be illiquid and that it is not expected that a significant market will exist for the resale of such Shares, as well as the other general fiduciary considerations described above.

Although IRAs are not generally subject to ERISA, they are subject to the provisions of Section 4975 of the Code, which prohibit transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with the Fund, the Adviser, the Board or any of their affiliates, or if the fiduciary’s exercise of best judgment as a fiduciary is otherwise compromised in making such investment decision. A prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA and assessment of penalties.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI is general, does not

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purport to be a thorough analysis of ERISA or the Code, may be affected by future publication of regulations and rulings and should not be considered legal advice. Potential investors that are Benefit Plans and their fiduciaries should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares. Employee benefit plans that are not subject to the requirements of ERISA or Section 4975 of the Code (such as governmental plans, non-U.S. plans and certain church plans) may be subject to similar rules under other applicable laws or documents, and also should consult their own advisers as to the propriety of an investment in the Fund and any related requirements.

By acquiring Shares of the Fund, a Shareholder acknowledges and agrees that: (i) any information provided by the Fund, the Adviser, the Board or any of their respective affiliates (including information set forth in the Prospectus and this SAI) is not a recommendation to invest in the Fund and that none of the Fund, the Adviser, the Board or any of their respective affiliates is undertaking to provide any investment advice to the Shareholder (impartial or otherwise), or to give advice to the Shareholder, including in a fiduciary capacity, in connection with an investment in the Fund and, accordingly, no part of any compensation received by the Adviser, the Board or any of their affiliates is for the provision of investment advice to the Shareholder; and (ii) the Adviser, the Board and their affiliates have a financial interest in the Shareholder’s investment in the Fund on account of the fees and other compensation they expect to receive from the Fund as disclosed in this SAI, the Prospectus, the LLC Agreement and the other documents governing the Fund.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 15, 2026, information with respect to the beneficial ownership of the Fund’s Shares by each person known to the Fund to beneficially own more than 5% of the outstanding Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise noted below, each Shareholder named in the following table has sole voting and investment power with respect to all Shares that it beneficially owns. Each of the record holders of 5% or more of Shares may be deemed not to beneficially own (or may be deemed to have disclaimed beneficial ownership of) some or all of its Shares to the extent it does not have voting and/or dispositive power over such Shares. Percentage of beneficial ownership is based on 53,594,066.07 Shares outstanding as of March 15, 2026.

Name	Address	Class	Number of Shares Held	Percentage of Shares Held
CI Adams Street Global Private Markets Fund	15 York Street, 2nd Floor, Toronto, Ontario, Canada M5J 0-A3.	Class I	37,858,996.28	73.97%

Alternative Asset Fund – I Series, a series of the Wespath Funds Trust	1901 Chestnut Avenue, Glenview, IL 60025, USA	Class I	6,071,060.21	11.86%

Shareholders who beneficially own more than 25% of the outstanding Shares of the Fund may be deemed to be a “control person” of the Fund for purposes of the 1940 Act.

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FINANCIAL STATEMENTS

The following financial statements are included herein: (i) financial statements of the Fund as of March 31, 2025 and for the period from January 1, 2025 to March 31, 2025, as audited by Deloitte & Touche LLP, the independent registered public accounting firm of the Fund; and (ii) financial statements of the Predecessor Fund for its fiscal year ended December 31, 2024, as audited by KPMG LLP, the independent registered public accounting firm of the Predecessor Fund.

In addition, the financial statements of the Fund for the six months ended September 30, 2025 are incorporated by reference into this SAI in their entirety from the Fund’s Semi-Annual Report to Shareholders, as filed with the SEC on Form N-CSR on December 1, 2025. The Semi-Annual Report is available by visiting

https://aspen.evergreen-funds.adamsstreetpartners.com and on the SEC’s website at www.sec.gov. It also is available upon request and without charge by calling 844-705-0580 or by writing to the Fund at One North Wacker Drive, Suite 2700, Chicago, IL 60606.

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ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025 and for the period from January 1, 2025 to March 31, 2025

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Deloitte & Touche LLP 30 Rockefeller Plaza New York, NY 10112-0015 USA Tel: +1 212 492 4000 Fax: +1 212 489 1687 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Adams Street Private Equity Navigator Fund LLC

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets, liabilities and members’ capital of Adams Street Private Equity Navigator Fund LLC (the “Fund”), including the schedule of investments as of March 31, 2025, the related statements of income, changes in members’ capital, cash flows, and financial highlights for the period from January 1, 2025 through March 31, 2025, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Fund as of March 31, 2025, and the results of its operations, changes in members’ capital, cash flows, and financial highlights for the period from January 1, 2025 through March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements and financial highlights based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. We believe that our audit provides a reasonable basis for our opinion.

New York, New York

July 25, 2025

We have served as the Fund’s auditor since 2025.

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The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED STATEMENT OF ASSETS, LIABILITIES AND MEMBERS’ CAPITAL

MARCH 31, 2025

Assets
Investments, at fair value (cost $275,271,735)	$364,761,285
Cash and cash equivalents	35,217,221
Due from affiliate	191,007
Interest receivable	168,646

Total assets	$400,338,159

Liabilities and Members’ Capital
Liabilities
Distributions payable	$5,950,201
Accrued expenses	433,539
Deferred tax liability	246,130

Total liabilities	6,629,870

Commitment and Contingencies (See Note 6)

Members’ capital, composed of:
Cumulative capital contributed	304,561,470
Cumulative distributions	(33,511,280)
Cumulative earnings/deficit	122,658,099

Total members’ capital	393,708,289

Total liabilities and members’ capital	$400,338,159

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The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2025

						Amounts in USD
Investments (19)	Investment Purpose	Geographic Region**	Position (if applicable)	Quantity (if applicable)	Acquisition Date	Cost	Fair Value

Primary partnerships (3%) (15)

AEA Investors Fund VIII (18)	Buyouts	United States			9/30/2023	$ 985,119	$ 854,224

Astorg VIII * (18)	Buyouts	Western Europe			6/30/2023	2,518,263	2,536,231

Berkshire Fund X LP (18)	Buyouts	United States			9/30/2021	1,714,688	1,887,290

Madison Dearborn Capital Partners VIII	Buyouts	United States			6/21/2021	2,739,280	2,797,092

MIC Capital Partners III Parallel, L.P. (18)	Buyouts	United States			3/31/2021	803,624	910,243

NewView Capital Fund II (18)	Venture Capital	United States			10/18/2021	1,737,646	2,019,418

Panthera Growth Fund II (18)	Venture Capital	Asia			5/11/2023	70,019	108,164

TA XIV-B LP	Buyouts	United States			9/30/2021	916,485	976,384

WestCap Strategic Operator Fund II LP (3)	Venture Capital	United States			5/31/2022	401,026	469,274

Primary partnerships subtotal (15)						11,886,150	12,558,320

Secondary partnerships (40%)

ABRY Advanced Securities Fund II (11) (18)	Debt/Credit	United States			7/8/2021	-	2,254

ABRY Advanced Securities Fund III (11) (18)	Other	United States			7/8/2021	-	548

ABRY Advanced Securities Fund IV (11)	Debt/Credit	United States			7/8/2021	203,448	230,237

ABRY Heritage Partners (11) (18)	Buyouts	United States			7/8/2021	58,444	76,959

ABRY Partners IX (11) (18)	Buyouts	United States			7/8/2021	608,823	752,930

ABRY Partners VI (11)	Buyouts	United States			7/8/2021	2,145	234

ABRY Partners VII (11) (18)	Buyouts	United States			1/3/2022	68,682	52,006

ABRY Partners VIII (11)	Buyouts	United States			7/8/2021	159,599	119,553

ABRY Senior Equity III (11) (18)	Debt/Credit	United States			7/8/2021	4,481	1,201

ABRY Senior Equity IV (11) (18)	Debt/Credit	United States			7/8/2021	29,002	21,396

ABRY Senior Equity V (11)	Debt/Credit	United States			7/8/2021	199,937	298,993

Accel Europe (4) (18)	Venture Capital	Western Europe			12/31/2024	28,425	39,800

Accel IX (4) (18)	Venture Capital	United States			12/31/2024	56,154	143,801

Accel London II (4) (18)	Venture Capital	Western Europe			12/31/2024	4,427,396	5,226,644

Accel VI-S (4) (18)	Venture Capital	United States			12/31/2024	22,052	34,214

Alma Opportunities I * (18)	Buyouts	Western Europe			9/13/2021	1,352,305	1,556,596
American Industrial Partners Capital Fund IV, L.P. (4) (18)	Buyouts	United States			12/31/2024	-	11,841
Apollo Credit Opportunity Fund III (11)	Debt/Credit	United States			10/1/2021	-	2,224

Apollo Overseas Partners IX, L.P. (11)	Buyouts	United States			10/12/2021	345,832	473,742

Apollo Overseas Partners VIII (11)	Buyouts	United States			10/12/2021	106,959	75,351

Aquiline Financial Services Fund L.P. (4) (18)	Buyouts	United States			12/31/2024	13,955	37,395

Ares Private Credit Solutions (11)	Debt/Credit	United States			7/8/2021	30,827	64,220

ASP Sec Fac 10 LP (18)	Affiliated Funds	United States			9/30/2024	7,216,974	8,651,390

Austin Ventures IX (4) (18)	Venture Capital	United States			12/31/2024	100,843	50,234

Bain Capital Distressed and Special Situations Fund 2016 (11) (18)	Debt/Credit	United States			7/9/2021	56,659	104,197

Bain Capital Europe Fund III (11) (18) *	Buyouts	Western Europe			7/13/2021	4,452	279

Bain Capital Middle Market Credit 2014 (11) (18)	Debt/Credit	United States			7/9/2021	19,908	47,654

Berkshire Fund IX, L.P.	Buyouts	United States			6/30/2021	2,009,459	2,565,921

Berkshire Fund VI, Limited Partnership (18)	Buyouts	United States			6/30/2021	41,358	32,404

Berkshire Fund VII, L.P. (11) (18)	Buyouts	United States			6/30/2021	33,490	37,925

Berkshire Fund VIII, L.P. (18)	Buyouts	United States			6/30/2021	3,888,286	1,389,952

Berkshire Fund VIII-A, LP (18)	Buyouts	United States			9/3/2021	330,015	102,961

Broad Street Real Estate Credit Partners II (11) (18)	Debt/Credit	United States			7/21/2021	9,549	3,873

25

The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2025

						Amounts in USD
Investments (19)	Investment Purpose	Geographic Region**	Position (if applicable)	Quantity (if applicable)	Acquisition Date	Cost	Fair Value

Secondary partnerships (continued)

Carlyle Asia Partners IV LP (11)	Buyouts	United States			7/21/2021	$ 126,407	$ 39,273

Carlyle Europe Partners III LP (11) (18) *	Buyouts	United States			7/21/2021	1,273	1,042

Carlyle Partners V LP (11)	Buyouts	United States			7/21/2021	-	25,152

Carlyle Strategic Partners III LP (11)	Other	United States			7/21/2021	29,629	3,347

Carlyle Strategic Partners IV LP (11)	Buyouts	United States			7/21/2021	270,427	269,351

Carlyle US Equity Opportunity Fund II (11)	Buyouts	United States			7/21/2021	147,329	109,129

Carlyle US Equity Opportunity Fund LP (11) (18)	Buyouts	United States			7/21/2021	3,049	1,098

CIVC SIB CF (18)	Buyouts	The Americas			5/4/2023	3,367,376	4,338,880

Clayton, Dubilier & Rice Fund VI (4) (18)	Buyouts	United States			12/31/2024	-	1

Clearstone Venture Partners III-A, L.P. (4) (18)	Buyouts	United States			12/31/2024	345,914	3,556,964

Columbia Capital Equity Partners IV (NON-US), L.P. (4) (18)	Buyouts	United States			12/31/2024	-	135,464

Columbia Capital Equity Partners IV (QP), L.P. (4) (18)	Buyouts	United States			12/31/2024	-	115,988

Columbia Capital Equity Partners IV (QPCO), L.P. (4) (18)	Buyouts	United States			12/31/2024	-	892,884

CVC Capital Partners VII (7) (8) *	Buyouts	Western Europe			3/31/2023	2,961,232	2,937,498

CVC Capital Partners VIII (7) (8) *	Buyouts	Western Europe			3/31/2023	1,383,390	1,512,745

Davidson Kempner Long-Term Distressed Opportunities International Fund III (11) (18)	Debt/Credit	United States			7/12/2021	-	15,521

Davidson Kempner Long-Term Distressed Opportunities International Fund IV (11) (18)	Debt/Credit	United States			7/12/2021	-	105,234

DPE Continuation Fund I GmbH & Co. KG (2) (18) *	Buyouts	Western Europe			10/12/2022	2,114,173	2,846,371

Energy Capital Partners Mezzanine Opportunities Fund (11) (18)	Other	United States			7/8/2021	-	7,681

Escalate Capital I, L.P. (4) (18)	Buyouts	United States			12/31/2024	-	17,838

Flexpoint Fund II , L.P. (18)	Buyouts	United States			12/29/2023	188,494	218,699

Flexpoint Fund III, L.P. (18)	Buyouts	United States			12/29/2023	874,348	982,362

Flexpoint Fund IV-B, LP (18)	Buyouts	United States			12/29/2023	1,528,105	1,938,458

Flexpoint Overage Fund IV-B LP (18)	Buyouts	United States			12/29/2023	469,735	539,654

Forward Ventures V, L.P. (4) (18)	Buyouts	United States			12/31/2024	26,817	167,601

Frontenac XI PC	Buyouts	United States			12/29/2023	462,440	445,037

Frontenac XI PC (Parallel)	Buyouts	United States			12/29/2023	1,038,708	990,799

GCM Grosvenor VCP II (11) (18)	Other	United States			7/20/2021	38,277	32,489

GI Flexential Co-Invest - Flexential Opportunity LP (18)	Buyouts	United States			12/30/2021	516,367	601,520

GI Partners Fund V	Buyouts	United States			12/30/2021	2,792,708	3,433,905

GI Sectigo Co-Invest - Saturn Opportunity LP (18)	Buyouts	United States			12/30/2021	600,193	870,322

Graham Partners OptConnect Continuation Fund LP (5) (18)	Buyouts	United States			12/20/2022	3,408,890	4,794,030

GS Mezzanine Partners VII LP (11) (18)	Debt/Credit	United States			7/21/2021	41,702	136,050

GTCR Evergreen Fund I/C	Buyouts	United States			4/3/2023	2,999,693	4,510,928

GTCR Fund XIII LP (18)	Buyouts	United States			3/31/2023	1,199,934	1,473,901

H.I.G. Venture Partners II, L.P. (4) (18)	Buyouts	United States			12/31/2024	183,938	312,575

Harren Investors II-B, L.P. (4) (18)	Buyouts	United States			12/31/2024	1,629	4,404

Healthcare Ventures VIII (4) (18)	Venture Capital	United States			12/31/2024	-	475,544

Highland Capital Partners VII (4) (18)	Venture Capital	United States			12/31/2024	3,940	40,746

26

The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2025

						Amounts in USD
Investments (19)	Investment Purpose	Geographic Region**	Position (if applicable)	Quantity (if applicable)	Acquisition Date	Cost	Fair Value

Secondary partnerships (continued)

Highland Capital Partners VII-B Limited Partnership (4) (18)	Buyouts	United States			12/31/2024	$ 28,775	$ 299,343

Highland Capital Partners VII-C Limited Partnership (4) (18)	Buyouts	United States			12/31/2024	3,231	33,285

HPE Continuation Fund I CV (1) (18) *	Venture Capital	Western Europe			11/18/2021	1,542,833	1,715,211

HPE PPRO Invest II BV (1) (18) *	Venture Capital	Western Europe			2/9/2024	54,280	61,422

Intersouth Partners VI, L.P. (4) (18)	Buyouts	United States			12/31/2024	87,756	764,403

JMI Extended Value Fund, L.P. (18)	Buyouts	United States			12/22/2023	1,702,435	2,024,927

KarpReilly Capital Partners, L.P. (4)	Buyouts	United States			12/31/2024	72,396	212,781

Kodiak Venture Partners III (4) (18)	Venture Capital	United States			12/31/2024	58,063	481,014

M.D. Sass-Macquarie Financial Strategies, L.P. (4) (18)	Buyouts	United States			12/31/2024	-	785

Madison Dearborn Capital Partners VII LP	Buyouts	United States			9/30/2022	1,373,950	1,244,277

MC Private Equity IV LP	Buyouts	United States			10/13/2022	1,221,109	1,380,968

MC Private Equity Partners I, LP	Buyouts	United States			3/31/2021	724,304	639,293

MC Private Equity Victoria Fund LP (18)	Buyouts	United States			9/30/2022	3,144,229	4,215,702

MDCP Insurance SPV	Buyouts	United States			7/17/2023	4,470,381	7,685,990

Menlo Ventures X (4) (18)	Venture Capital	United States			12/31/2024	7,646	117,899

Mission Ventures III, L.P. (4) (18)	Buyouts	United States			12/31/2024	118,410	17,608

Montagu V+ SCSp *	Buyouts	Western Europe			12/2/2021	1,933,743	3,553,094

Morgenthaler Partners VII, LP (4) (18)	Buyouts	United States			12/31/2024	26,530	33,104

Morgenthaler Partners VIII, LP (4) (18)	Buyouts	United States			12/31/2024	528,489	423,185

New Enterprise Associates 10 (4) (18)	Venture Capital	United States			12/31/2024	30,885	424,540

New Enterprise Associates 11 (4) (18)	Venture Capital	United States			12/31/2024	-	479,139

New Mountain Capital IV, L.P. (6) (18)	Buyouts	United States			3/31/2023	232,805	166,879

New Mountain CAS Continuation Feeder LP (18)	Buyouts	United States			9/22/2021	2,389,594	2,147,981

New Mountain Partners V, L.P. (6)	Buyouts	United States			3/31/2023	409,477	740,302

New Mountain Partners VI, L.P. (6)	Buyouts	United States			3/31/2023	706,911	1,076,441

Newton (18) *	Buyouts	Western Europe			9/24/2024	750,465	853,579

North Bridge Venture Partners V-A, L.P. (4)	Buyouts	United States			12/31/2024	441,023	498,236

North Bridge Venture Partners VI, L.P. (4)	Buyouts	United States			12/31/2024	587,696	833,237

Oak Hill Capital Partners V LP (MetroNet COI) (18)	Buyouts	United States			8/10/2021	1,162,787	2,193,801

Oakley Capital Guinness B1 SCSp (18) *	Buyouts	Western Europe			6/8/2023	2,082,778	3,160,687

Oaktree Mezzanine Fund IV LP (11)	Debt/Credit	United States			7/14/2021	6,122	10,853

Oaktree Opportunities Fund IX LP (11)	Debt/Credit	United States			7/14/2021	-	136,148

Oaktree Opportunities Fund X (11)	Other	United States			7/14/2021	589	71,280

Oaktree Opportunities Fund Xb LP (11) (18)	Debt/Credit	United States			7/14/2021	114,679	283,698

OCM Mezzanine Fund III LP_A (11)	Debt/Credit	United States			7/14/2021	37	13

OCM Mezzanine Fund III LP_B (11)	Debt/Credit	United States			7/14/2021	1,353	33

Panthera Growth I (18)	Venture Capital	Asia			6/23/2021	641,971	1,212,452

PEG Crescentspot U.S. Corporate Finance Fund, L.P. (4) (18)	Buyouts	United States				-	3,576

Pegasus WSJLL Fund LP (18)	Buyouts	United States			12/14/2021	2,832,387	3,292,030

Permira VII (7) (18) *	Buyouts	Western Europe			4/3/2023	285,628	382,870

Petershill II Offshore LP (11)	Other	United States			7/21/2021	44,302	45,852

Petershill Private Equity LP (11)	Other	United States			7/21/2021	34,439	45,138

PPC Fund II (18)	Buyouts	United States			12/30/2021	3,622,066	4,957,203

27

The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2025

						Amounts in USD
Investments (19)	Investment Purpose	Geographic Region**	Position (if applicable)	Quantity (if applicable)	Acquisition Date	Cost	Fair Value

Secondary partnerships (continued)

Procemsa Build-Up GP S.À R.L. (18) *	Buyouts	Western Europe			11/15/2023	$ 3,082,215	$ 4,199,461

Prospect Partners III Continuation Fund	Buyouts	United States			12/3/2021	-	4,079,444

PSC Accelerator II (C) (18) *	Buyouts	Western Europe			11/22/2023	4,368,707	5,885,013

PT2 LP	Buyouts	United States			12/31/2021	64,918	2,584,335

Redpoint Ventures III (4) (18)	Venture Capital	United States			12/31/2024	191,689	248,902

Riverstone Global Energy & Power Fund V LP (11) (18)	Other	United States			7/8/2021	(3,746)	10,953

Riverstone/Carlyle Renewable & Alternative Energy Fund II LP (11)	Other	United States			7/8/2021	5,966	1,168

Riverwood Capital Partners II LP (11)	Buyouts	United States			7/6/2021	268,551	276,674

Riverwood Capital Partners LP (11) (18)	Buyouts	United States			7/6/2021	22,210	16,487

Roark Capital Partners V (TE) LP (6)	Buyouts	United States			12/30/2022	617,897	853,997

Roark Capital Partners VI (TE) LP (6)	Buyouts	United States			12/30/2022	203,072	309,755

Rothwell Ventures I LP	Buyouts	United States			9/10/2021	1,825,502	2,878,759

Sagamore China Partners III LP (10) (18)	Venture Capital	Asia			3/30/2021	1,783,395	2,173,480

Sagamore China Partners IV LP (10) (18)	Venture Capital	Asia			3/30/2021	2,183,613	2,538,108

Sandler Capital Partners V, L.P. (4) (18)	Buyouts	United States			12/31/2024	283	568

SB Asia Investment Fund II LP (4) (18)	Venture Capital	Asia			12/31/2024	118,276	88,670

Serent Capital III LP (18)	Buyouts	United States			9/30/2022	333,630	496,657

Serent Capital IV LP (18)	Buyouts	United States			9/30/2022	281,134	360,353

Sevin Rosen Fund IX L.P. (4) (18)	Buyouts	United States			12/31/2024	32,814	50,720

SK Capital Partners V, L.P. (6)	Buyouts	United States			3/31/2023	1,098,211	1,157,680

TA Associates XI (4) (18)	Buyouts	United States			12/31/2024	15,609	46,147

TA Subordinated Debt Fund III (4) (18)	Debt/Credit	United States			12/31/2024	211	776

TA XIV-A LP	Buyouts	United States			12/30/2022	1,927,036	2,239,171

TDR Capital IV L.P. (6) (18) *	Buyouts	Western Europe			3/31/2023	871,326	1,182,171

The Resolute III Continuation Fund, L.P. (9) (18)	Buyouts	United States			9/27/2024	3,391,364	3,776,282

Thoma Bravo Fund XIV-A, L.P. (6)	Buyouts	United States			3/31/2023	865,267	1,318,231

U.S. Venture Partners IX (4) (18)	Venture Capital	United States			12/31/2024	17,340	186,031

Vitruvian Investment Partnership III LP (18) *	Buyouts	Western Europe			12/30/2022	2,762,510	3,859,555

Water Street Orion Fund LP (18)	Buyouts	United States			12/31/2021	4,408,896	5,551,191

WestCap Strategic Operator Fund LP (3)	Venture Capital	United States			4/14/2022	1,633,705	1,323,826

WestCap STUB LLC (3) (18)	Venture Capital	United States			4/14/2022	264,953	272,041

WestCap VG LLC (3) (18)	Venture Capital	United States			4/14/2022	30,251	30,472

Secondary partnerships subtotal						114,698,935	157,026,751

Private credit investments (5%)

Common Stocks (0%)

Fastener Distribution Holdings (16) (18)	Debt/Credit	United States	Common Equity	24	10/2/2023	84,673	203,488

Four Seasons (16) (18)	Debt/Credit	United States	Common Units	209	4/4/2023	209,228	232,428

Common stocks subtotal						293,901	435,916

Term loans (5%)

Four Seasons - interest 1M SOFR + 5.50% maturity date 11/18/2028, principal USD $4.440.571 (14) (16)	Debt/Credit	United States	Term Loan A		4/4/2023	4,383,221	4,440,571

Four Seasons - interest 1M SOFR + 5.50% maturity date 11/18/2028, principal USD $395,193 (14) (16)	Debt/Credit	United States	First Amendment Term Loan		4/19/2024	395,193	395,193

Portfolio Group - interest 3M SOFR + 6.00% maturity date 12/2/2025, principal USD 1,549,237 (14) (16)	Debt/Credit	United States	Incremental Term Loan		6/22/2022	1,546,217	1,518,252

28

The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2025

						Amounts in USD
Investments (19)	Investment Purpose	Geographic Region**	Position (if applicable)	Quantity (if applicable)	Acquisition Date	Cost	Fair Value

Term loans (continued)

Symplr - interest 3M SOFR + 10.00% maturity date 12/22/2028, principal USD $5,809,281 (12) (14) (16)	Debt/Credit	United States	Second Lien Term Loan		5/15/2024	$ 5,674,162	$ 5,809,281

Tank Holding - interest 1M SOFR + 6.00% maturity date 3/31/2028, principal USD 1,387,144 (14) (16)	Debt/Credit	United States	Term Loan		5/26/2023	1,361,414	1,387,144

Velocity Clinical Research - interest 3M SOFR + 8.50% maturity date 4/28/2028, principal USD 5,077,423 (13) (14) (16)	Debt/Credit	United States	Term Loan B		4/4/2023	5,009,423	4,975,874

Term loans subtotal						18,369,630	18,526,315

Private credit investments subtotal						18,663,531	18,962,231

Privately-held investments (45%) (15)
Co-Investment (25%)

24PT Co-Investment Limited Partnership (18)	Buyouts	United States	LP interest		11/5/2024	4,885,909	4,741,998

ACP Ukulele Co-Invest LP (18)	Buyouts	United States	LP Interest		3/4/2024	3,056,771	4,056,003

Adams Street Apos Co-Inv. Aggregator LP * (18)	Buyouts	Western Europe	LP interest		7/16/2021	689,437	987,379

Adams Street Ocean AK Co-Inv. Aggregator LP (18)	Buyouts	Asia	LP Interest		6/28/2021	270,208	266,961

Adams Street Synthesis Co-Inv. Aggregator LP * (18)	Buyouts	Western Europe	LP interest		5/27/2021	480,844	435,051

AEA EXC CF LP (18)	Buyouts	United States	LP interest		8/11/2022	2,129,820	2,073,540

Altor I Co-Invest AB * (18)	Buyouts	Western Europe	LP interest		12/29/2023	2,298,159	2,551,063

ASP Corp Fac 1 Inc. (16) (18)	Buyouts	United States	LLC interest		6/29/2022	668,923	1,218,118

ASP Co-Inv Fac 1 LP (18)	Growth	Asia	Ordinary Shares	6,176	4/11/2022	621,369	2,045,553

ASP Co-Inv Fac 2 LP * (18)	Buyouts	Western Europe	LP interest		8/1/2022	1,705,284	2,272,839

Astorg VIII Co-Invest Acturis * (18)	Buyouts	Western Europe	LP interest		10/17/2024	6,372,321	6,186,757

BAH Co-Investor, L.P. (16) (18)	Buyouts	United States	LP interest		10/11/2022	1,832,394	2,449,486

BC Partners Dory Co-Investment LP (18)	Buyouts	United States	LP interest		10/25/2023	2,409,654	2,940,553

BEHP Co-Investor I, LP / BEHP Co-Investor II, LP (16)	Buyouts	United States	LP interest		4/14/2022	874,952	2,027,140

CMC Tarzan, L.P. (18)	Growth	Asia	LP interest		6/14/2021	737,400	817,274

EGF III - Co-investment Fund - Birds Nest Compartment I (18)	Growth	Western Europe	LP interest		6/14/2021	516,499	509,181

Evolution Parent, LP (18)	Buyouts	United States	LP Interest		6/11/2021	679,153	1,241,206

FS NearU Buyer LLC (16) (18)	Buyouts	United States	LLC interest		8/11/2022	1,629,092	1,626,186

Goldeneye Holdings Parent, LP (18)	Buyouts	United States	LP interest		7/1/2021	1,092,264	1,455,517

Hg Lighthouse Co-Invest LP (18) *	Buyouts	United States	LP interest		5/27/2022	830,792	1,128,941

JMI PCC Holdings, LP (18)	Buyouts	The Americas	LP interest		5/3/2022	887,884	1,010,057

Kelso Heights Co-Investment (DE), LP (18)	Buyouts	United States	LP Interest		8/22/2022	1,038,099	1,024,086

KH KH Parent, L.P. (16) (18)	Buyouts	United States	LP Interest		1/29/2025	7,000,980	7,000,000

Magenta Blocker Aggregator LP (18)	Buyouts	United States	LP interest		7/23/2021	468,151	673,597

MDCP Co-Investors (Tango), L.P. (18)	Buyouts	Western Europe	LP interest		5/26/2022	1,256,595	2,166,576

NC Ocala Co-Invest BETA, L.P. (18)	Buyouts	United States	LP interest		11/19/2021	1,102,222	1,410,188

Newton (18) *	Buyouts	Western Europe	LP interest		9/23/2024	749,973	853,579

NMSEF I Aggregator, L.P. (18)	Growth	United States	LP interest		11/10/2021	449,675	923,022

NMSEF I Holdings VII, L.P. (18)	Buyouts	The Americas	LP Interest		8/7/2024	3,383,102	3,588,379

NT SPV 14 (18)	Buyouts	Asia	Ordinary Shares	600,000	1/9/2023	601,450	663,804

Oakley Capital Guinness B2 SCSp (18)*	Buyouts	Western Europe	LP interest		6/8/2023	2,078,243	3,154,562

Oakley Capital V Co-Investment (A) SCSp (18)*	Buyouts	Western Europe	LP interest		12/9/2022	1,356,019	1,871,834

29

The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2025

						Amounts in USD
Investments (19)	Investment Purpose	Geographic Region**	Position (if applicable)	Quantity (if applicable)	Acquisition Date	Cost	Fair Value

Privately-held investments (continued)

Partners Group Client Access 34, L.P. Inc. (18)	Buyouts	United States	LP interest		4/15/2021	$ 209,797	$ 268,589

Positano (18) *	Buyouts	Western Europe	LP interest		2/28/2023	1,641,372	5,399,497

PPC CHG Blocker LLC (18)	Buyouts	United States	LLC interest		12/9/2021	1,203,735	2,127,349

Project Caster (18)	Buyouts	United States	LP interest		2/25/2021	506,614	1,014,747

Project Symphony (16) (18)	Buyouts	United States	LP interest		3/28/2025	5,913,044	5,913,044

Project Warehouse (18)	Buyouts	United States	LLC interest		11/14/2022	1,132,374	2,797,632

Project Zambia (16) (18)	Buyouts	United States	LP interest		4/13/2022	676,162	673,111

PSC Stanley Coinvest, LP (18)	Buyouts	United States	LP Interest		9/26/2023	2,145,541	2,563,815

SLP Valor Co-Invest, L.P. (18)	Buyouts	United States	LP interest		5/28/2024	2,151,376	2,805,518

Special Packaging Solutions Opportunities S.C.A. (18) *	Buyouts	Western Europe	LP interest		11/18/2021	610,807	1,127,889

STG Bravo, L.P. (18)	Buyouts	United States	LP interest		4/13/2021	12,049	110,267

STG Mercury L.P. (18)	Buyouts	United States	LP interest		5/26/2023	2,152,296	2,381,512

Stichting Administratiekantoor Ristretto Co-Investment* (16) (18)	Buyouts	Western Europe	Depository Receipts	420,380	4/23/2021	511,564	463,168

TA ID Aggregator, L.P. (18)	Buyouts	United States	LP interest		3/1/2021	270,065	344,773

TidalWave (18)	Buyouts	United States	LP interest		6/2/2023	2,041,132	2,817,163

Verdane P Co-Invest AB (18) *	Buyouts	Western Europe	LP interest		3/30/2022	814,975	501,187

Co-Investment subtotal						76,146,541	96,679,691

Growth Equity (20%)

Altruist Corp (16) (18)	Venture Capital	United States	Series D	605,421	5/31/2023	3,809,681	6,231,870

Altruist Corp (16) (18)	Venture Capital	United States	Series E	236,935	2/14/2024	2,196,719	2,448,966

BillionToOne (16) (18)	Growth	United States	Series C	55,091	3/16/2022	1,404,473	2,235,419

BillionToOne (16) (18)	Growth	United States	Series C-1	8,084	3/16/2022	141,580	328,023

BillionToOne (16) (18)	Growth	United States	Series A-1	652	3/16/2022	17,359	26,456

BillionToOne (16) (18)	Growth	United States	Series D	176,245	3/16/2022	4,938,532	7,151,465

Cyberhaven, Inc. (16) (18)	Growth	United States	Series C	4,988,147	4/25/2024	5,201,260	9,316,285

Cyberhaven, Inc. (16) (18)	Growth	United States	Series D	349,154	4/25/2024	649,392	652,110

DispatchHealth Holdings, Inc. (16) (18)	Growth	United States	Series E	5,202	11/1/2022	6,089,703	12,173,668

DL Inv Aggregator Fund LP (16) (18)	Venture Capital	The Americas	Series A-7	2,808	10/8/2021	459,515	338,303

Dremio (16) (18)	Venture Capital	United States	Series E	168,576	1/18/2022	1,439,048	1,435,930

Homeward, Inc. (16) (18)	Venture Capital	United States	Series B	210,588	5/14/2021	1,600,018	1,600,006

Homeward, Inc. (16) (18)	Venture Capital	United States	Series C-1	259,819	5/14/2021	401,446	401,446

Homeward, Inc. (16) (18)	Venture Capital	United States	Series C-2	4,415,251	5/14/2021	4,998,545	5,457,692

Homeward, Inc. # - expire 8/30/2034, $0.01 (16) (18)	Venture Capital	United States	Common Stock-Warrant	41,790	5/14/2021	-	30,753

Homeward, Inc. # - expire 7/28/2033, $0.001 (16) (18)	Venture Capital	United States	Series B Preferred Warrant	385,012	5/14/2021	-	2,925,244

Level AI (16) (18)	Venture Capital	United States	Series C	671,542	6/26/2024	1,008,460	1,004,963

Nomad Health (16) (18)	Venture Capital	United States	Series CC	39,483	5/27/2022	520,680	72,751

Nomad Health (16) (18)	Venture Capital	United States	Series AA	36,893	5/27/2022	20,627	51,567

Nomad Health (16) (18)	Venture Capital	United States	Series BB	73,786	5/27/2022	41,254	41,254

Nomad Health (16) (18)	Venture Capital	United States	Common	18,980	5/27/2022	250,298	-

Orca Security, Ltd. (16) (18)	Venture Capital	Israel	Seed	51,360	8/27/2021	505,753	374,922

Orca Security, Ltd. (16) (18)	Venture Capital	Israel	Series C-1	20,345	8/27/2021	243,889	243,187

Orca Security, Ltd. (16) (18)	Venture Capital	Israel	Ordinary Shares	20,545	8/27/2021	202,478	149,976

Orca Security, Ltd. (16) (18)	Venture Capital	Israel	Series A	15,055	8/27/2021	148,198	109,900

30

The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2025

						Amounts in USD
Investments (19)	Investment Purpose	Geographic Region**	Position (if applicable)	Quantity (if applicable)	Acquisition Date	Cost	Fair Value

Privately-held investments (continued)

Orca Security, Ltd. (16) (18)	Venture Capital	Israel	Series B	11,855	8/27/2021	$ 116,698	$ 86,540

Plutus Financial Inc. (ABRA) (16) (18)	Venture Capital	United States	Series C	63,006	10/6/2021	443,498	440,897

Plutus Financial Inc. (ABRA) SAFE (16) (18)	Venture Capital	United States	SAFE		4/18/2023	41,699	62,001

Plutus Financial Holdings, Inc. (ABRA) # - expire 4/16/2033, $0.01 (16) (18)	Venture Capital	United States	Warrant	1	N/A	-	-

Poolside (16) (18)	Venture Capital	Western Europe	Series B	26,245	7/10/2024	2,003,926	2,000,003

Reify Health, Inc. (16) (18)	Venture Capital	United States	Series C	139,040	6/9/2021	746,479	764,780

Reify Health, Inc. (16) (18)	Venture Capital	United States	Series Seed	67,500	6/9/2021	361,782	371,279

Reify Health, Inc. (16) (18)	Venture Capital	United States	Common Shares	25,464	6/9/2021	76,458	140,063

Remote Technology, Inc. (16) (18)	Venture Capital	United States	Series B	25,965	7/15/2021	1,047,793	3,462,920

Remote Technology, Inc. (16) (18)	Venture Capital	United States	Series C	4,601	7/15/2021	441,193	613,630

Truehold (16) (18)	Venture Capital	United States	Series C	568,397	8/28/2024	5,736,357	6,303,170

Turquoise Health Co. (16) (18)	Venture Capital	United States	Series B	351,555	12/22/2023	3,321,167	6,367,724

Welbe Health, LLC (16)	Growth	United States	LLC interest		11/29/2021	3,250,620	4,119,129

Growth Equity subtotal						53,876,578	79,534,292

Privately-held investments subtotal						130,023,119	176,213,983

Total investments (93%)						$275,271,735	$ 364,761,285

Cash and cash equivalent (9%)

JPMorgan U.S. Government Money Market Fund (3.95%) (17)	Cash Equivalent	United States		35,175,518		35,175,518	35,175,518

Total investments and cash equivalents (102%)						$310,447,253	$ 399,936,803

Investment Purpose allocation	Cost	Fair Value	% of Investments, at Fair Value

Affiliated Funds	$7,216,974	$8,651,390	2%
Buyouts	176,915,937	231,674,265	64%
Debt/Credit	19,381,446	20,426,806	6%
Growth	24,017,862	40,297,585	11%
Other	149,456	218,456	0%
Venture Capital	47,590,060	63,492,783	17%

	$275,271,735	$364,761,285	100%

Geographic allocation	Cost	Fair Value	% of Investments, at Fair Value

Asia	$7,027,701	$9,914,466	3%
Israel	1,217,016	964,525	0%
The Americas (excluding United States)	8,097,877	9,275,619	3%
United States	203,319,002	272,616,883	75%
Western Europe	55,610,139	71,989,792	20%

	$275,271,735	$364,761,285	100%

*	Investment interest denominated in foreign currency; cost includes the impact of exchange rate differences from actual draws and distributions.

31

The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

CONSOLIDATED SCHEDULE OF INVESTMENTS

MARCH 31, 2025

**	Geographic Region generally reflects the location of the investments and may be different from where the underlying portfolio assets are located.

#	Warrants with zero or nominal cost were acquired as part of a follow-on financing. Warrants are convertible to equity subject to various conditions upon the occurrence of future financing events.

(1)	Invests through ASP Herengracht Facilitation Ltd
(2)	Invests through ASP Sec Corp 1 S.à r.l.
(3)	Invests through ASP Sec Fac 1 LP
(4)	Invests through ASP Sec Fac 11 LP
(5)	Invests through ASP Sec Fac 3 LP
(6)	Invests through ASP Sec Fac 4 LP
(7)	Invests through ASP Sec Fac 5 LP
(8)	Invests through ASP Sec Fac 7 LP
(9)	Invests through ASP Sec Fac 9 LP
(10)	Invests through ASP Stitch Facilitation LP
(11)	Invests through ASP Ursus Facilitation LP
(12)	The stated interest rate includes 4.00% PIK
(13)	The stated interest rate includes 1.00% PIK
(14)	As of March 31, 2025, the following reference rates were in effect: 1M SOFR - 1 Month SOFR was 4.29%; 3M SOFR - 3 Month SOFR was 4.32%
(15)	Primary partnerships, Secondary partnerships, and privately held investments are generally issued in private placement transactions and as such are generally restricted as to resale.
(16)	These investments are characterized as Level 3 securities within the disclosure hierarchy. Level 3 security values are determined using significant unobservable inputs.
(17)	The rate shown is the annualized seven-day yield as of March 31, 2025.
(18)	Non-income producing.
(19)	Shown as a percentage of members’ capital.

32

The accompanying notes are an integral part of these consolidated financial statements.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC CONSOLIDATED

STATEMENT OF INCOME

FOR THE PERIOD FROM JANUARY 1, 2025 THROUGH MARCH 31, 2025

Investment income
Portfolio income	$808,656
Interest on cash and cash equivalents	217,122

Total investment income	1,025,778

Expenses
Audit and tax compliance fees	156,520
Administration fees	44,750
Legal fees	26,651
Professional fees	6,006
Custody fees	4,192
Organizational expenses	(2,863)
Other expenses	(36)

Total operating expenses	235,220

Net investment income (loss) (before taxes)	790,558

Tax expense	246,200

Net investment income (loss)	544,358

Net realized gain (loss) and net change in unrealized appreciation (depreciation) allocated from Investments:
Net realized gain (loss) on investments	1,271,259

Net change in unrealized appreciation (depreciation) on investments	1,452,146

Net realized gain (loss) and net change in unrealized appreciation (depreciation)	2,723,405

Net income (loss)	$3,267,763

33

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC CONSOLIDATED

STATEMENT OF CHANGES IN MEMBERS’ CAPITAL FOR THE PERIOD FROM

JANUARY 1, 2025 THROUGH MARCH 31, 2025

	Managing Member	Non-Managing Members	Total

Members’ capital at January 1, 2025	$178,820	$369,594,138	$369,772,958

Capital contributions	-	36,201,007	36,201,007

Capital distributions	-	(15,533,439)	(15,533,439)

Net investment income (loss)	240	544,118	544,358

Net realized gain (loss)	560	1,270,699	1,271,259

Net change in unrealized appreciation (depreciation)	640	1,451,506	1,452,146

Members’ capital at March 31, 2025	$180,260	$393,528,029	$393,708,289

The accompanying notes are an integral part of these consolidated financial statements.

34

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC CONSOLIDATED

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2025 THROUGH MARCH 31, 2025

Cash flows from operating activities:
Net income (loss)	$3,267,763
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net realized gain (loss) on investments	(1,271,259)
Net change in unrealized appreciation (depreciation) on investments	(1,452,146)
Purchase of investments	(15,817,342)
Proceeds from disposition of investments	6,613,171
Amortization of discounts on investments	(9,863)
Changes in operating assets and liabilities:
Increase in due from affiliate	(157,320)
Decrease in interest receivable	7,247
Increase in accrued expenses	173,150
Increase in deferred tax liability	246,130

Net cash used in operating activities	(8,400,469)

Cash flows from financing activities:
Capital contributions	36,201,007
Capital distributions, net of change in distributions payable	(12,638,175)

Net cash provided by financing activities	23,562,832

Increase in cash and cash equivalents	15,162,363
Cash and cash equivalents - beginning of period	20,054,858

Cash and cash equivalents - end of period	$35,217,221

Supplemental cash flow disclosures:
Income taxes paid	$70

The accompanying notes are an integral part of these consolidated financial statements.

35

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

1 - Organization

Adams Street Private Equity Navigator Fund LLC (the Fund) is a Delaware limited liability company and was previously known as Adams Street Global Private Markets Fund LP. On March 26, 2025, the Fund converted from a Cayman Islands exempted limited partnership, which was organized on November 30, 2020, and commenced operations on February 2, 2021. The Fund has two non-managing members: ASP (Feeder) GPM Fund A LP., a Delaware limited partnership, and ASP GPM Feeder Ltd., a Cayman Islands exempted company (collectively, the Feeder Funds). The Feeder Funds invest substantially all of their assets in the Fund. The managing member of the Fund is ASP GPM GP Management LP (the “Managing Member”). The Fund and Managing Member are managed and advised by Adams Street Partners, LLC (the “Adviser”). The Adviser is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The Fund will generally reinvest the proceeds of its portfolio investments, subject to income distribution and redemption rights.

The Fund was formed for the purpose of investing in private markets limited partnerships or similar pooled investment vehicles (“primary investments” and “secondary investments” or collectively “partnership investments”), privately-held portfolio companies (growth equity and co-investments or collectively direct investments) and secured or unsecured senior or subordinated debt and other securities offered in connection with such debt of portfolio companies (“private credit investments”). Primary investments are investments in an original issuance of a private markets fund. Secondary investments are purchased from unaffiliated limited partners. Primary and secondary investments are generally illiquid and cannot be redeemed. A growth equity investment is an equity or equity-like investment in an identified portfolio company. A co-investment is generally a minority investment alongside a financial investor, which sources and structures the investment. The investment is typically made through an intermediary vehicle controlled by the sponsor, and therefore, the Fund does not have control of the disposition of the underlying asset. In general, private credit investments will be repaid before their maturity through either a refinancing or recapitalization event or a sale of the underlying portfolio company. The lead sponsor typically determines the timing and method of exit.

2 - Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The Fund is an investment company under the criteria established within Accounting Standards Codification (ASC) Topic 946 Financial Services – Investment Companies and applies the specialized accounting and reporting guidance included therein. The consolidated financial statements reflect all adjustments and reclassifications, if any, which, in the opinion of management, are necessary for the fair presentation of the results of operations and financial condition as of and for the periods presented. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries (collectively, the “Subsidiaries”).

Consolidation of a Subsidiary

The Fund may make investments through its Subsidiaries. Management has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund “looks through” any such Subsidiary to determine compliance with its investment policies.

36

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

The consolidated financial statements of the Fund include Adams Street Private Equity Navigator Lev Facilitation LLC (the Lev Facility) and Adams Street Private Equity Navigation Blocker LLC (the Blocker), both wholly-owned subsidiaries of the Fund. As of March 31, 2025, the Lev Facility and the Blocker held 9 investments with a value of $24,875,273 and 18 investments with a value of $34,900,532, respectively.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of increases and decreases in members’ capital from operations during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash represents demand deposits held at financial institutions. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations. The Fund records its holdings in daily valued money market mutual fund investments as cash equivalents as these investments are held for meeting short-term liquidity requirements rather than for investment purposes. As of March 31, 2025, the Fund had cash equivalents of $35,175,518. Cash equivalents are classified as Level 1 assets of the fair value hierarchy. The carrying amount included in the Consolidated Statement of Assets, Liabilities and Members’ Capital for cash and cash equivalents approximates the fair value.

Investment Transactions and Income

Interest income, including amortization of premium or discount and payment-in-kind (“PIK”) interest using the effective interest method, is recorded on an accrual basis. The Fund may hold investments providing income that is payable in-kind rather than in cash. To the extent loans contain PIK provisions, PIK interest, computed at the contractual rates, is accrued, recorded as interest income and added to the principal balance of the loan. PIK interest income added to the principal balance is generally collected upon repayment of the outstanding principal. As of March 31, 2025, there were two loans in the portfolio that earned PIK income. Dividend income is recorded on the ex-dividend date or the date the Fund becomes aware of the dividend. Other income from portfolio investments, which represents operating income from investment partnerships or other flow through entities received by the Fund, is recorded on the date information becomes available.

Loans are generally placed on non-accrual status when interest and/or principal payments become materially past due and there is reasonable doubt that principal or interest will be collected in full. Recognition of interest income of that loan will be ceased until all principal and interest is current through payment or until a restructuring occurs, such that the interest income is deemed to be collectible. However, the Fund remains contractually entitled to this interest. Accrued and unpaid interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Fund’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest are paid or there is no longer any reasonable doubt that such principal or interest will be collected in full and, in the Fund’s judgment, are likely to remain current. The Fund may make exceptions to this policy if the loan has sufficient collateral value or is in the process of collection. Accrued interest is written off when it becomes probable that the interest will not be collected, and the amount of

37

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

uncollectible interest can be reasonably estimated. The Fund did not have any loans on non-accrual status as of March 31, 2025. Distributions from partnerships and similar vehicles are recorded as portfolio income or realized gains/losses in accordance with information provided by the underlying manager at the time of the transaction. Reclassifications of prior investment transactions may be required based on subsequent information received from the underlying manager. These reclassifications may impact current period purchases, proceeds and realized gains and losses on investments. Cost is equal to total drawn or paid in the Fund’s currency less any return of cost distributed by these investments. Any cost remaining at the time the investment is liquidated is recorded as a realized loss. For other investments, realized gains and losses on investment transactions are determined using cost calculated on a specific identification basis.

For investments in partnerships and similar vehicles denominated in foreign currencies, contributions are translated into the Fund’s currency at the exchange rate at the time of the contribution. As distributions occur, the cost in the Fund’s currency is reduced at the exchange rate at the time of the distribution.

Investment Valuation

The Fund records its investments at fair value in accordance with GAAP. Fair value is the price that would be received upon the sale of an investment in an orderly transaction between market participants at the measurement date.

The investments fall into one of the following four categories within the fair value hierarchy:

•	Level 1 - inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date.

Level 1 investments held by the Fund typically consist of public stock positions distributed from partnership investments or held as a result of an initial public offering of a direct investment as well as cash equivalents held as money market funds. Management does not adjust the quoted price for such instruments, even in situations where the Fund holds a large position and a sale could reasonably impact the quoted price.

•

Level 2 - inputs include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active.

Level 2 investments held by the Fund may consist of public stock positions where the valuation is adjusted to reflect illiquidity and/or non-transferability.

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Level 3 investments held by the Fund typically consist of other investments that are not measured at net asset value (“NAV”). When observable prices are not available management uses valuation techniques for which sufficient and reliable data is available. The valuation of nonmarketable privately-held investments requires significant judgment by management due to the absence of quoted market values, inherent lack of liquidity, changes in market conditions and the long-term nature of such assets. Such investments are valued initially based upon the transaction price. Valuations are reviewed

38

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

quarterly utilizing available market data and additional factors to determine if the carrying value of these investments should be adjusted. Market data includes observations of the trading multiples of public companies considered comparable to the private companies being valued. Valuations are adjusted to account for company-specific issues, the lack of liquidity inherent in a non- public investment and the fact that comparable public companies are not identical to the companies being valued. In addition, a variety of additional factors are reviewed by management, including, but not limited to, estimates of liquidation value, prices of recent transactions in the same or similar issuer, current operating performance and future expectations of the particular investment, changes in market outlook and the financing environment. In determining valuation adjustments, emphasis is placed on market participants’ assumptions and market-based information over entity specific information.

The Fund measures the fair value of its investments in partnership investments and similar vehicles that do not have a readily determinable fair value, based on the NAV of the investment as a practical expedient, without further adjustment, unless it is probable that the investment will be sold at a value significantly different than the NAV. If the practical expedient NAV is not as of the reporting entity’s measurement date, a fair value determination is made under procedures established by and under the general supervision of the Adviser. In using the NAV as a practical expedient, certain attributes of the investment, which may impact the fair value of the investment, are not considered in measuring fair value.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. An investment’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management’s perceived risk of that investment.

Foreign Currency Translation

Investments and unfunded commitments in currencies other than US dollar are translated into U.S. dollars at the exchange rates on the valuation date. Transactions in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the trade date of the transaction.

The Fund does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Those fluctuations are included with net realized and unrealized gain or loss from investments in the Consolidated Statement of Operations.

Income Taxes

The Fund, as a Cayman Islands exempted limited partnership until March 26, 2025, was exempt from all local taxation on profits, income or gains. Accordingly, no provision for Cayman income taxes is included in these financial statements. The Fund, as a Delaware limited liability company beginning March 26, 2025, is taxed as partnership and taxable income or loss is reported by the partners individually. Accordingly, no provision has been made for taxes based on income earned directly by the Fund.

39

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

The Fund does not consider its investment activity to constitute a US trade or business. However, income effectively connected with a US trade or business may be allocated to the Fund. Fund taxable income or loss is reported by the partners individually and, accordingly, no provision has been made for taxes based on income. The Fund provides for state replacement and other tax expense, as applicable. The Fund is treated as a partnership for US tax purposes for the period January 1, 2025 to March 31, 2025, and files Federal and state tax returns as required.

The Blocker is treated as a corporation for U.S. federal income tax purposes. U.S. corporations are subject to U.S. federal income tax on their worldwide income and state tax rates will vary by state, if any. The Blocker will file federal, state and local tax returns as required.

With respect to the Blocker, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date.

Management has reviewed the Fund’s tax positions for the open tax year and has concluded that as of March 31, 2025, the Fund has a deferred tax liability of $246,130 which is included in the consolidated financial statements. The Fund had tax expense of $246,200, for the period January 1, 2025 to March 31, 2025, which is disclosed on the Consolidated Statement of Income. The Fund’s four most recent tax years remain subject to examination by taxing authorities in the applicable jurisdictions.

Organization Costs

Organization costs have been expensed as incurred.

3 - Investments

The following table presents the investments carried at fair value on the Consolidated Statement of Assets, Liabilities and Members’ Capital as of March 31, 2025 by the Financial Accounting Standards Board’s ASC 820-10, Fair Value Measurements valuation hierarchy (as described above):

Fair Value Measurements as of March 31, 2025

Investment	Level 1	Level 2	Level 3	Investments Valued at Net Asset Value	Total
Primary partnerships	-	-	-	12,558,320	12,558,320
Secondary partnerships	-	-	-	157,026,751	157,026,751
Private credit	-	-	18,962,231	-	18,962,231
Co-investments	-	-	21,370,253	75,309,438	96,679,691
Growth equity	-	-	79,534,292	-	79,534,292
Cash equivalent	35,175,518	-	-	-	35,175,518

	35,175,518	-	119,866,776	244,894,509	399,936,803

40

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

The classification of an investment as Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement. However, Level 3 financial investments typically include, in addition to unobservable or Level 3 inputs, observable inputs (that is, inputs that are actively quoted and can be validated to market sources). Transfers into Level 3, if any, may represent distributions of privately-traded stock from the limited partnership investments and privately-held investments not measured at net asset value. Transfers out of Level 3, if any, represent securities which have become publicly registered.

The following table shows a reconciliation of Level 3 investments during the period.

	Private Credit	Co-Investment	Growth Equity	Total
Balance as of December 31, 2024	22,326,856	9,866,510	77,729,712	109,923,078
Transfers into Level III	-	-	-	-
Transfers out of Level III	-	(1,428,467)	-	(1,428,467)
Purchases of investments	-	12,914,024	581,628	13,495,652
Amortization of Discounts	22,386	-	-	22,386
Sales Proceeds	(3,382,264)	-	-	(3,382,264)
Realized gain (loss)	10,035	-	-	10,035
Net change in appreciation (depreciation)	(14,782)	18,186	1,222,952	1,226,356

Balances as of March 31, 2025	18,962,231	21,370,253	79,534,292	119,866,776

Change in unrealized appreciation (depreciation) for Level 3 investment still held at March 31, 2025	(14,782)	18,186	1,222,952	1,226,356

The Fund had investments that transferred out of Level 3 valued at $1,428,467. The transfer out of Level 3 was due to the investment being valued at net asset value as of March 31, 2025.

The following table provides a summary of valuation techniques and quantitative inputs and assumptions used for investments categorized in Level 3 of the fair value hierarchy as of March 31, 2025.

Investment Type	Fair Value at March 31, 2025	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average by Fair Value)

Private credit

Common stock	435,916	Market Approach	EBITDA Multiple	11.3x - 12.4x (11.9x)

Term loans	18,526,315	Income Approach	Market Interest Rate	9.79% - 14.39% (12.64%)

Co-investment

Depository Receipts	463,168	Market Approach	Gross Profit Multiple	1.02x (1.02x)

LLC Interest	2,844,304	Recent Financings	N/A	N/A

LP Interest	18,062,781	Market Approach Recent Financings	MOIC N/A	1.34x - 2.15x (1.71x) N/A

Growth Equity

LLC Interest	4,119,129	Market Comparables	Revenue Multiples	3.30x (3.30x)

Preferred Shares	72,169,127	Market Comparables Recent Financings	Revenue Multiples N/A	3.36x - 23.36x (9.88x) N/A

Warrants	2,955,997	Market Comparables	Revenue Multiples	5.48x (5.48x)

Common Shares	290,039	Market Comparables	Revenue Multiples	9.27x - 16.36x (12.93x)

41

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

Four of the valuation techniques used in Level 3 of the fair value hierarchy utilize unobservable inputs developed by management in determining the fair value of the Fund’s investments. These are detailed below:

•	Income Approach – fair value is determined based on an analysis of the contractual yield earned on the investment with a comparable market rate.

•	Market Approach – investments are valued based on recent transactions, adjusted as necessary for any changes in unobservable inputs, market conditions and other similar transactions.

•	Market Comparables – market data includes observations of the trading multiples of public companies considered comparable to the private companies being valued.

•	Recent Financings – may include fair value indications based on a round of financing in which the Fund may or may not have participated.

The significant unobservable inputs used in the fair value measurement of the privately held securities are revenue multiple, EBITDA multiple, net income multiple, discount for lack of marketability, expected percentage of escrow, price per share in a recent round of financing, potential bids, assessment of credit quality, and comparable market rates. Significant increases or decreases in these inputs in isolation would result in a significantly lower or higher fair value measurement.

While management believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to estimate the fair value of investments in non-marketable privately-held investment funds could result in a different estimate of fair value at the reporting date. Those fair value estimates, including those carried at net asset value, may differ significantly from the values that would have been determined had a readily available market for such investments existed, or had such investments been liquidated or sold to non-affiliated investors, and these differences could be material to the consolidated financial statements.

4 - Management and Performance Fee

The Fund does not pay a management fee or performance fee in accordance with the terms of its operative agreements (the “Fund Agreement”). Investors in the Fund are charged a management fee and performance fee outside the Fund based on the terms of their subscription agreement. Financial highlights and other information in these consolidated financial statements do not include the impact of those fees and the differences may be material had those fees been charged to the Fund.

5 - Members’ Capital

Equity Contributions

Committed capital, equity contributions paid, and unfunded capital commitments are as follows at March 31, 2025:

	Committed Capital	Equity Contributions Paid	Unfunded Capital Commitments
Managing Member	$100,000	100,000	0
Non-Managing Members	304,461,470	304,461,470	0

Balance at March 31, 2025	$304,561,470	304,561,470	0

42

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

Equity contributions are called from the members on a first committed, first called basis and in proportion to respective unfunded capital commitments with respect to any equity contributions being made that are attributable to committed capital amounts with the same committed capital date. Non-managing members may elect to cancel any unfunded capital commitments to the extent unfunded capital commitments have not been called within 12 months of the subscription date. Any equity contribution made by any member during any calendar quarter shall be treated as having been made at the beginning of the first day of the respective calendar quarter.

Allocation of Income and Expenses

Income and expenses of the Fund are allocated to the partners in accordance with the terms of the Fund Agreement.

Distributions

Distributions are made at the discretion of the Managing Member in accordance with the terms of the Fund Agreement. All cash or securities received by the Fund shall be distributed to all partners in proportion to the positive balances in their respective capital accounts.

Redemptions

The Managing Member, from time to time and in its sole discretion, may cause the Fund to offer to non-managing members to redeem all or a portion of their interests in the Fund, pursuant to written tenders by non-managing members. The Managing Member anticipates, under normal market circumstances, aggregate redemptions of non-managing member interests will be limited to (i) not more than 5% of the members’ capital of the Fund as of such redemption date and (ii) not more than 10% of the members’ capital of the Fund during the 12 month period ending on such redemption date. Non-managing members may voluntarily redeem all or a portion of their interest in the Fund, associated with a respective equity contribution to the Fund, after a 3 year lock-up period beginning on the effective date of a respective equity contribution to the Fund. Non-managing member interests redeemed prior to the 3 year lock-up period will be subject to a 3% redemption fee.

6 - Commitments and Contingencies

As of March 31, 2025 the Fund has unfunded commitments of $45,072,769. The unfunded portion of the commitment is a contractual obligation to be met in accordance with the terms of the specific partnership agreements. Because of the inherent uncertainty in predicting the timing of these commitments, management is unable to estimate the fair value of these commitments. The Fund believes that it will be able to satisfy such commitments from commitments due from the Fund’s non-managing members, if any, and/or proceeds received from investments.

7 - Financial Highlights

Financial highlights are calculated for the non-managing member taken as a whole. The internal rate of return (IRR) and expense ratio calculations presented include the effects of borrowing during the period, if any. The timing of non-managing member contributions and distributions and the members’ capital of the Fund would be different if borrowing was not used, and the differences could be material.

43

Adams Street Private Equity Navigator Fund LLC

Notes to Consolidated Financial Statements

March 31, 2025

The Fund’s since inception IRR for the non-managing member is computed based on the dates of non- managing member equity contributions and distributions and the ending aggregate non-managing members’ equity balances (residual value).

IRR, since inception through March 31, 2025	17.67%
IRR, since inception through December 31, 2024	19.31%

The net investment income (loss) and operating expense ratios are computed using the weighted average members’ capital for the Fund. These ratios do not reflect the Fund’s proportionate share of income and expenses of the underlying investment vehicles. The net investment income (loss) and operating expense ratios presented on a committed capital basis are presented as supplemental disclosures to the required information.

For the period ended March 31, 2025:
Ratio to average members’ capital:

Net investment income (loss)	0.14%

Operating expenses	-0.13%

Net investment income (loss)	0.18%

Operating expenses	-0.16%

Average members’ capital, computed quarterly	$376,028,409

Committed capital	$304,461,470

% Funded	100.00%

8 – Related Party Transactions

The Fund entered into an investment management agreement with the Adviser (the “Investment Management Agreement”). The Fund does not pay a management fee or performance fee in accordance with the terms of its Fund Agreement. Investors in the Fund are charged a management fee and performance fee outside the Fund based on the terms of their subscription agreement. Financial highlights and other information in these financial statements do not include the impact of those fees and the differences may be material had those fees been charged to the Fund. The Fund has paid certain expenses on behalf of the Feeder Funds. As of March 31, 2025, the Fund has recorded $191,007 as due from Feeder Funds and/or the Adviser in the accompanying Consolidated Statement of Assets, Liabilities and Members’ Capital.

9 – Subsequent Events Evaluation

On April 1, 2025, the Fund registered in the name Adams Street Private Equity Navigator Fund LLC under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. As stated in the Investment Management Agreement, effective April 1, 2025, the Fund began charging a 1.00% per annum management fee and a 10% of net profits performance fee. Organizational costs associated with the formation of the Fund will be expensed on April 1, 2025. These fees are estimated to be $3,340,799 as of the issuance of these consolidated financial statements.

Other than the aforementioned events, the Fund has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the issuance of these consolidated financial statements. This evaluation did not result in any additional subsequent events that necessitated disclosures and/or adjustments.

44

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS’ REPORT

FOR THE YEAR ENDED DECEMBER 31, 2024

45

KPMG LLP

Aon Center

Suite 5500

200 E. Randolph Street

Chicago, IL 60601-6436

Independent Auditors’ Report

The Partners

Adams Street Global Private Markets Fund LP:

Opinion

We have audited the financial statements of Adams Street Global Private Markets Fund LP (the Fund), which comprise the statement of assets, liabilities, and partners’ capital, including the schedule of investments, as of December 31, 2024, and the related statements of income, changes in partners’ capital, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2024, and the results of its operations, changes in its partners’ capital, and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Fund, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

46

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Chicago, Illinois

April 25, 2025

47

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

STATEMENT OF ASSETS, LIABILITIES AND PARTNERS’ CAPITAL

DECEMBER 31, 2024

Assets

Investments, at fair value (cost $264,786,442)	$352,823,846
Cash and cash equivalents	20,054,858
Interest receivable	175,893
Due from affiliate	33,687

Total assets	$373,088,284

Liabilities and Partners’ Capital
Liabilities
Distributions payable	$3,054,937
Accrued expenses	260,389

Total liabilities	3,315,326

Partners’ capital, composed of:
Cumulative capital contributed	268,360,463
Cumulative distributions	(17,977,841)
Cumulative earnings/deficit	119,390,336

Total partners’ capital	369,772,958

Total liabilities and partners’ capital	$373,088,284

48

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

					Amounts in USD
Investments	Investment Purpose	Geography	Position (if applicable)	Quantity (if applicable)	Cost	Fair Value

Primary partnerships (6%)

AEA Investors Fund VIII	Buyouts	United States			$985,119	$854,224
ASP Sec Fac 10 LP	Affiliated Funds	United States			7,216,974	8,926,926

Astorg VIII *	Buyouts	Western Europe			2,518,263	2,449,849
Berkshire Fund X LP	Buyouts	United States			1,714,688	1,887,294

Madison Dearborn Capital Partners VIII	Buyouts	United States			2,726,313	2,797,092
MIC Capital Partners III Parallel, L.P.	Buyouts	United States			801,808	914,023

NewView Capital Fund II	Venture Capital	United States			1,737,646	2,019,418
Panthera Growth Fund II	Venture Capital	Asia			70,019	108,164

TA XIV-B LP	Buyouts	United States			916,485	976,384
WestCap Strategic Operator Fund II LP (3)	Venture Capital	United States			396,529	464,777

Primary partnerships subtotal

					19,083,844	21,398,151

Secondary partnerships (40%)
ABRY Advanced Securities Fund II (11)	Debt/Credit	United States			235	2,691

ABRY Advanced Securities Fund III (11)	Other	United States			-	460
ABRY Advanced Securities Fund IV (11)	Debt/Credit	United States			203,448	230,237

ABRY Heritage Partners (11)	Buyouts	United States			58,702	77,267
ABRY Partners IX (11)	Buyouts	United States			600,647	744,753

ABRY Partners VI (11)	Buyouts	United States			2,145	234
ABRY Partners VII (11)	Buyouts	United States			68,682	52,006

ABRY Partners VIII (11)	Buyouts	United States			159,599	119,268
ABRY Senior Equity III (11)	Debt/Credit	United States			4,481	1,201

ABRY Senior Equity IV (11)	Debt/Credit	United States			29,002	21,396
ABRY Senior Equity V (11)	Debt/Credit	United States			199,937	298,909

Accel Europe (4)	Venture Capital	Western Europe			28,425	39,800
Accel IX (4)	Venture Capital	United States			56,154	143,801

Accel London II (4)	Venture Capital	Western Europe			4,312,123	5,226,644
Accel VI-S (4)	Venture Capital	United States			22,052	34,214

Alma Opportunities I *	Buyouts	Western Europe			1,352,305	1,492,182
American Industrial Partners Capital Fund IV, L.P. (4)	Buyouts	United States			14,694	49,112

Apollo Credit Opportunity Fund III (11)	Debt/Credit	United States			-	3,250
Apollo Overseas Partners IX, L.P (11)	Buyouts	United States			342,351	478,902

Apollo Overseas Partners VIII (11)	Buyouts	United States			106,959	75,351
Aquiline Financial Services Fund L.P. (4)	Buyouts	United States			13,955	37,395

Ares Private Credit Solutions (11)	Debt/Credit	United States			44,711	79,131
Austin Ventures IX (4)	Venture Capital	United States			100,844	50,238

Bain Capital Distressed and Special Situations Fund 2016 (11)	Debt/Credit	United States			56,659	104,908
Bain Capital Europe Fund III (11) *	Buyouts	Western Europe			4,452	1,970

49

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

					Amounts in USD
Investments	Investment Purpose	Geography	Position (if applicable)	Quantity (if applicable)	Cost	Fair Value

Secondary partnerships (continued)
Bain Capital Middle Market Credit 2014 (11)	Debt/Credit	United States			$21,153	$48,899

Berkshire Fund IX	Buyouts	United States			2,009,459	2,566,117
Berkshire Fund VI	Buyouts	United States			41,358	32,406

Berkshire Fund VII (11)	Buyouts	United States			33,490	37,962
Berkshire Fund VIII	Buyouts	United States			3,868,553	1,372,719

Berkshire Fund VIII-A LP	Buyouts	United States			328,415	112,812
Broad Street Real Estate Credit Partners II (11)	Debt/Credit	United States			9,549	3,227

Carlyle Asia Partners IV LP (11)	Buyouts	United States			126,407	44,262
Carlyle Europe Partners III LP (11) *	Buyouts	United States			1,273	999

Carlyle Partners V LP (11)	Buyouts	United States			-	35,721
Carlyle Strategic Partners III LP (11)	Other	United States			29,630	8,245

Carlyle Strategic Partners IV LP (11)	Buyouts	United States			292,920	313,432
Carlyle US Equity Opportunity Fund II (11)	Buyouts	United States			147,329	100,372

Carlyle US Equity Opportunity Fund LP (11)	Buyouts	United States			3,049	658
CIVC SIB CF	Buyouts	The Americas			3,357,219	4,298,968

Clayton, Dubilier & Rice Fund VI (4)	Buyouts	United States			-	1
Clearstone Venture Partners III-A, L.P. (4)	Buyouts	United States			345,914	3,556,964

Columbia Capital Equity Partners IV (NON-US), L.P. (4)	Buyouts	United States			-	135,464

Columbia Capital Equity Partners IV (QP), L.P. (4)	Buyouts	United States			-	115,988

Columbia Capital Equity Partners IV (QPCO), L.P. (4)	Buyouts	United States			-	892,884

CVC Capital Partners VII L.P. (7) (8) *	Buyouts	Western Europe			2,961,232	2,815,941

CVC Capital Partners VIII L.P. (7) (8)*	Buyouts	Western Europe			1,383,390	1,450,146
Davidson Kempner Long-Term Distressed Opportunities International Fund III (11)	Debt/Credit	United States			-	18,998

Davidson Kempner Long-Term Distressed Opportunities International Fund IV (11)	Debt/Credit	United States			-	105,234
DPE Continuation Fund I GmbH & Co. KG (2) *	Buyouts	Western Europe			2,086,653	2,702,417

Energy Capital Partners Mezzanine Opportunities Fund (11)	Natural Resources	United States			-	7,604
Escalate Capital I, L.P. (4)	Buyouts	United States			-	17,838

Flexpoint Fund II, L.P.	Buyouts	United States			386,160	568,027
Flexpoint Fund III, L.P.	Buyouts	United States			874,348	982,362

Flexpoint Fund IV-B LP	Buyouts	United States			1,528,105	1,938,458

Flexpoint Overage Fund IV-B LP	Buyouts	United States			469,735	539,654

Forward Ventures V, L.P. (4)	Buyouts	United States			26,817	167,601

50

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

					Amounts in USD
Investments	Investment Purpose	Geography	Position (if applicable)	Quantity (if applicable)	Cost	Fair Value

Secondary partnerships (continued)

Frontenac XI PC	Buyouts	United States			$462,440	$448,199

Frontenac XI PC (Parallel)	Buyouts	United States			1,038,708	997,809

GCM Grosvenor VCP II (11)	Fund of Funds	United States			38,277	32,489

GI Flexential Co-Invest - Flexential Opportunity LP	Buyouts	United States			516,367	601,520

GI Partners Fund V	Buyouts	United States			2,750,868	3,401,317

GI Sectigo Co-Invest - Saturn Opportunity LP	Buyouts	United States			600,193	870,322

Graham Partners OptConnect Continuation Fund LP (5)	Buyouts	United States			3,408,890	4,794,030

GS Mezzanine Partners VII LP (11)	Debt/Credit	United States			48,280	148,861

GTCR Evergreen Fund I/C	Buyouts	United States			2,999,693	4,510,928

Flexpoint Fund IV-B LP	Buyouts	United States			1,528,105	1,938,458
Flexpoint Overage Fund IV-B LP	Buyouts	United States			469,735	539,654

Forward Ventures V, L.P. (4)	Buyouts	United States			26,817	167,601
Frontenac XI PC	Buyouts	United States			462,440	448,199

Frontenac XI PC (Parallel)	Buyouts	United States			1,038,708	997,809
GCM Grosvenor VCP II (11)	Fund of Funds	United States			38,277	32,489

GI Flexential Co-Invest - Flexential Opportunity LP	Buyouts	United States			516,367	601,520
GI Partners Fund V	Buyouts	United States			2,750,868	3,401,317

GI Sectigo Co-Invest - Saturn Opportunity LP	Buyouts	United States			600,193	870,322
Graham Partners OptConnect Continuation Fund LP (5)	Buyouts	United States			3,408,890	4,794,030

GS Mezzanine Partners VII LP (11)	Debt/Credit	United States			48,280	148,861
GTCR Evergreen Fund I/C	Buyouts	United States			2,999,693	4,510,928
	Buyouts	United States			1,199,934	1,473,901

H.I.G. Venture Partners II, L.P. (4)	Buyouts	United States			183,938	311,293
Harren Investors II-B, L.P. (4)	Buyouts	United States			1,629	4,396

Healthcare Ventures VIII (4)	Venture Capital	United States			-	475,544
Highland Capital Partners VI-B Limited Partnership (4)	Buyouts	United States			614	-

Highland Capital Partners VII (4)	Venture Capital	United States			3,940	40,746
Highland Capital Partners VII-B Limited Partnership (4)	Buyouts	United States			28,775	299,343

Highland Capital Partners VII-C Limited Partnership (4)	Buyouts	United States			3,231	33,285
HPE Continuation Fund I CV (1) *	Venture Capital	Western Europe			1,542,833	1,644,233

HPE PPRO Invest II BV (1) *	Venture Capital	Western Europe			54,280	58,880
Intersouth Partners VI, L.P. (4)	Buyouts	United States			87,756	764,403

51

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

					Amounts in USD
Investments	Investment Purpose	Geography	Position (if applicable)	Quantity (if applicable)	Cost	Fair Value

Secondary partnerships (continued)

JMI Extended Value Fund, L.P.	Buyouts	United States			$1,696,618	$2,019,110
KarpReilly Capital Partners, L.P. (4)	Buyouts	United States			72,396	214,487

Kodiak Venture Partners III (4)	Venture Capital	United States			58,063	481,014
M.D. Sass-Macquarie Financial Strategies, L.P. (4)	Buyouts	United States			157	1,106

Madison Dearborn Capital Partners VII LP	Buyouts	United States			1,372,095	1,244,776
MC Private Equity IV LP	Buyouts	United States			1,030,821	1,190,680

MC Private Equity Partners I, LP	Buyouts	United States			724,304	639,293
MC Private Equity Victoria Fund LP	Buyouts	United States			3,144,229	4,215,702
MDCP Insurance SPV	Buyouts	United States			4,458,469	7,674,078

Menlo Ventures X (4)	Venture Capital	United States			7,646	117,899
Mission Ventures III, L.P. (4)	Buyouts	United States			118,410	17,608

Montagu V+ SCSp*	Buyouts	Western Europe			1,931,557	3,403,968
Morgenthaler Partners VII, LP (4)	Buyouts	United States			26,530	33,104

Morgenthaler Partners VIII, LP (4)	Buyouts	United States			528,489	423,185
New Enterprise Associates 10 (4)	Venture Capital	United States			30,885	424,540
New Enterprise Associates 11 (4)	Venture Capital	United States			-	479,139

New Mountain Capital IV, L.P. (6)	Buyouts	United States			232,461	166,724
New Mountain CAS Continuation Feeder LP	Buyouts	United States			2,389,594	2,224,850

New Mountain Partners V, L.P. (6)	Buyouts	United States			409,477	744,866
New Mountain Partners VI, L.P. (6)	Buyouts	United States			738,296	1,118,551

Newton*	Buyouts	Western Europe			750,465	761,972
North Bridge Venture Partners V-A, L.P. (4)	Buyouts	United States			634,178	809,776

North Bridge Venture Partners VI, L.P. (4)	Buyouts	United States			752,997	1,064,104
Oak Hill Capital Partners V LP (MetroNet COI)	Buyouts	United States			1,162,787	2,193,801

Oakley Capital Guinness B1 SCSp*	Buyouts	Western Europe			2,082,778	3,029,894
Oaktree Mezzanine Fund IV LP (11)	Debt/Credit	United States			6,122	10,853

Oaktree Opportunities Fund IX LP (11)	Debt/Credit	United States			-	139,442
Oaktree Opportunities Fund X (11)	Other	United States			2,172	74,958

Oaktree Opportunities Fund Xb LP (11)	Debt/Credit	United States			137,840	306,858
OCM Mezzanine Fund III LP_A (11)	Debt/Credit	United States			37	14

OCM Mezzanine Fund III LP_B (11)	Debt/Credit	United States			1,353	70
Panthera Growth I	Venture Capital	Asia			641,971	1,212,452
PEG Crescentspot U.S. Corporate Finance Fund, L.P. (4)	Buyouts	United States			-	3,576

Pegasus WSJLL Fund LP	Buyouts	United States			2,818,012	3,277,655
Permira VII (7) *	Buyouts	Western Europe			287,407	391,366

Petershill II Offshore LP (11)	Other	United States			44,301	44,101
Petershill Private Equity LP (11)	Other	United States			34,439	38,205

52

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

					Amounts in USD
Investments	Investment Purpose	Geography	Position (if applicable)	Quantity (if applicable)	Cost	Fair Value

Secondary partnerships (continued)

PPC Fund II	Buyouts	United States			$3,611,914	$4,947,051
Procemsa Build-Up GP S.Ã€ R.L.*	Buyouts	Western Europe			2,919,327	3,863,583

Prospect Partners III Continuation Fund	Buyouts	United States			21,075	4,728,661
PSC Accelerator II (C)*	Buyouts	Western Europe			4,189,696	5,529,947

PT2 LP	Buyouts	United States			64,918	2,584,642
Redpoint Ventures III (4)	Venture Capital	United States			191,689	248,902

Riverstone Global Energy & Power Fund V LP (11)	Natural Resources	United States			-	15,082
Riverstone/Carlyle Renewable & Alternative Energy Fund II LP (11)	Natural Resources	United States			5,966	1,168

Riverwood Capital Partners II LP (11)	Buyouts	United States			266,668	289,663
Riverwood Capital Partners LP (11)	Buyouts	United States			22,210	16,487

Roark Capital Partners V (TE) LP (6)	Buyouts	United States			615,873	845,862
Roark Capital Partners VI (TE) LP (6)	Buyouts	United States			201,250	300,857

Rothwell Ventures I LP	Buyouts	United States			1,857,989	2,952,160
Sagamore China Partners III, L.P.(10)	Venture Capital	Asia			1,805,354	2,259,592

Sagamore China Partners IV, L.P. (10)	Venture Capital	Asia			2,183,613	2,538,108
Sandler Capital Partners V, L.P. (4)	Buyouts	United States			283	689

SB Asia Investment Fund II LP (4)	Venture Capital	Asia			-	187,191
Serent Capital III LP	Buyouts	United States			342,857	547,918

Serent Capital IV LP	Buyouts	United States			281,134	365,027
Sevin Rosen Fund IX L.P. (4)	Buyouts	United States			32,814	50,720

SK Capital Partners V, L.P. (6)	Buyouts	United States			1,078,942	1,138,411
TA Associates XI (4)	Buyouts	United States			15,609	46,147

TA Subordinated Debt Fund III (4)	Debt/Credit	United States			211	776
TA XIV-A LP	Buyouts	United States			1,927,036	2,239,171

TDR Capital IV L.P. (6) *	Buyouts	Western Europe			755,893	1,029,486
The Resolute III Continuation Fund, L.P. (9)	Buyouts	United States			3,404,353	3,814,512

Thoma Bravo Fund XIV-A, L.P. (6)	Buyouts	United States			853,600	1,323,151
U.S. Venture Partners IX (4)	Venture Capital	United States			17,340	186,031

Vitruvian Investment Partnership III LP *	Buyouts	Western Europe			2,778,893	3,721,172
Water Street Orion Fund LP	Buyouts	United States			4,408,896	5,551,191

WestCap Strategic Operator Fund LP (3)	Venture Capital	United States			1,633,705	1,302,061
WestCap STUB LLC (3)	Venture Capital	United States			264,457	271,545

WestCap VG LLC (3)	Venture Capital	United States			30,251	30,473

Secondary partnerships subtotal					107,196,538	148,390,413

53

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

					Amounts in USD
Investments	Investment Purpose	Geography	Position (if applicable)	Quantity (if applicable)	Cost	Fair Value

Private credit investments (6%)
Fastener Distribution Holdings	Debt/Credit	United States	Common Equity		$84,673	$185,932

Four Seasons	Debt/Credit	United States	Term Loan A		4,390,524	4,451,920
Four Seasons	Debt/Credit	United States	First Amendment Term Loan		396,193	396,193

Four Seasons	Debt/Credit	United States	Common Units		209,228	232,428
Portfolio Group - interest SOFR + 6.00%	Debt/Credit	United States	Incremental		1,549,100	1,522,175

maturity date 12/2/2025, principal USD 1,553,240			Term Loan
Quantic - interest SOFR + 6.00% maturity date 11/19/2026, principal USD 3,101,252	Debt/Credit	United States	Third Amendment Incremental Term Loan		3,095,209	3,101,252

Quantic - interest SOFR + 6.00% maturity date 11/19/2026, principal USD 319,896	Debt/Credit	United States	Fifth Amendment Term Loan		315,438	319,896
Symplr	Debt/Credit	United States	Second Lien Term Loan		5,606,444	5,750,496

Tank Holding - interest SOFR + 6.00% maturity date 3/31/2028, principal USD 1,390,682	Debt/Credit	United States	2023 Incremental Term Loans		1,362,767	1,390,682
Velocity Clinical Research—interest SOFR + 8.50% maturity date 4/28/2028, principal USD 5,077,431	Debt/Credit	United States	Term Loan B		5,003,798	4,975,882

Private credit investments subtotal					22,013,374	22,326,856

Privately-held investments (43%)

24PT Co-Investment Limited Partnership	Buyouts	United States	LP interest		4,836,552	4,742,708
ACP Ukulele Co-Invest LP	Buyouts	United States	LP Interest		3,056,771	4,056,003

Adams Street Apos Co-Inv. Aggregator LP*	Buyouts	Western Europe	LP interest		689,437	946,520
Adams Street Ocean AK Co-Inv. Aggregator LP	Buyouts	Asia	LP Interest		270,208	267,054

Adams Street Synthesis Co-Inv. Aggregator LP*	Buyouts	Western Europe	LP interest		480,844	417,068

AEA EXC CF LP	Buyouts	United States	LP interest		2,120,756	2,073,540
Altor I Co-Invest AB*	Buyouts	Western Europe	LP interest		2,298,159	2,445,497

Altruist Corp	Venture Capital	United States	Series D	605,421	3,809,681	6,256,322
Altruist Corp	Venture Capital	United States	Series E	236,935	2,196,719	2,448,448

ASP Corp Fac 1 Inc.	Buyouts	United States	LLC interest		668,923	1,218,118
ASP Co-Inv Fac 1 LP	Growth	Asia	Ordinary Shares	6,176	621,369	2,045,552

ASP Co-Inv Fac 2 LP*	Buyouts	Western Europe	LP interest		1,705,284	2,243,613
Astorg VIII Co-Invest Acturis*	Buyouts	Western Europe	LP interest		6,371,961	6,046,284

BAH Co-Investor, L.P.	Buyouts	United States	LP interest		1,832,394	2,449,486
BC Partners Dory Co-Investment LP	Buyouts	United States	LP interest		2,409,654	2,940,553

BEHP Co-Investor I, LP / BEHP Co-Investor II, LP	Buyouts	United States	LP interest		874,952	2,027,140

54

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

					Amounts in USD
Investments	Investment Purpose	Geography	Position (if applicable)	Quantity (if applicable)	Cost	Fair Value

Privately-held investments (continued)
BillionToOne	Growth	United States	Series C	55,091	$1,404,473	$1,973,277

BillionToOne	Growth	United States	Series C-1	8,084	141,580	289,557
BillionToOne	Growth	United States	Series A-1	652	17,359	23,354

BillionToOne	Growth	United States	Series D	176,245	4,938,455	6,312,833
CMC Tarzan, L.P.	Growth	Asia	LP interest		737,400	817,364

Cyberhaven, Inc.	Growth	United States	Series C	4,988,147	5,201,260	9,277,498
Cyberhaven, Inc.	Growth	United States	Series D	209,492	389,634	389,634

DispatchHealth Holdings, Inc.	Growth	United States	Series E	5,202	6,089,703	12,173,668
DL Inv Aggregator Fund LP	Venture Capital	The Americas	Series A-7	2,808	459,519	440,892

Dremio	Venture Capital	United States	Series E	168,576	1,438,572	1,435,930

EGF III - Co-investment Fund - Birds Nest Compartment I	Growth	Western Europe	LP interest		516,499	509,181

Evolution Parent, LP	Buyouts	United States	LP Interest		679,153	1,241,206
FS NearU Buyer LLC	Buyouts	United States	LLC interest		1,629,092	1,626,186

Goldeneye Holdings Parent, LP	Buyouts	United States	LP interest		1,092,264	1,428,467
Hg Lighthouse Co-Invest LP*	Buyouts	United States	LP interest		830,792	1,082,224

Homeward, Inc.	Venture Capital	United States	Series B	210,584	1,600,018	1,599,975

Homeward, Inc.	Venture Capital	United States	Series C-1	51,962	80,286	80,286
Homeward, Inc.	Venture Capital	United States	Series C-2	4,415,251	4,998,545	5,457,692

Homeward, Inc. # - expire 7/28/2033	Venture Capital	United States	Warrant	385,005	-	2,925,191
Homeward, Inc. # - expire 8/30/2034	Venture Capital	United States	Warrant	41,790	-	6,922

JMI PCC Holdings, LP	Buyouts	The Americas	LP interest		1,003,275	1,179,684
Kelso Heights Co-Investment (DE), LP	Buyouts	United States	LP Interest		1,038,099	1,024,086

Magenta Blocker Aggregator LP	Buyouts	United States	LP interest		468,151	673,597
MDCP Co-Investors (Tango), L.P.	Buyouts	Western Europe	LP interest		1,256,595	2,166,576

NC Ocala Co-Invest BETA, L.P.	Buyouts	United States	LP interest		1,102,222	1,410,187
Newton*	Buyouts	Western Europe	LP interest		749,973	761,972

NMSEF I Aggregator, L.P.	Growth	United States	LP interest		449,675	1,062,627
NMSEF I Holdings VII, L.P.	Buyouts	The Americas	LP interest		3,383,102	3,588,379

Nomad Health	Venture Capital	United States	Series CC	39,483	520,680	67,828
Nomad Health	Venture Capital	United States	Series AA	36,893	20,627	51,569

Nomad Health	Venture Capital	United States	Series BB	73,786	41,254	41,254
Nomad Health	Venture Capital	United States	Common	18,980	250,298	-

NT SPV 14	Buyouts	Asia	Ordinary Shares	600,000	601,450	663,804

Oakley Capital Guinness B2 SCSp*	Buyouts	Western Europe	LP interest		2,078,243	3,024,022
Oakley Capital V Co-Investment (A) SCSp*	Buyouts	Western Europe	LP interest		1,351,975	1,816,219

Orca Security, Ltd.	Venture Capital	Israel	Seed	51,360	505,753	385,632
Orca Security, Ltd.	Venture Capital	Israel	Series C-1	20,345	243,889	243,187

55

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

					Amounts in USD
Investments	Investment Purpose	Geography	Position (if applicable)	Quantity (if applicable)	Cost	Fair Value

Private credit investments (continued)

Orca Security, Ltd.	Venture Capital	Israel	Ordinary Shares	20,545	$202,320	$154,260
Orca Security, Ltd.	Venture Capital	Israel	Series A	15,055	148,198	113,039

Orca Security, Ltd.	Venture Capital	Israel	Series B	11,855	116,698	89,012
Partners Group Client Access 34, L.P. Inc.	Buyouts	United States	LP interest		209,797	268,589

Plutus Financial Inc. (ABRA)	Venture Capital	United States	Series C	63,006	443,498	440,897
Plutus Financial Inc. (ABRA) SAFE	Venture Capital	United States	SAFE		41,699	62,001

Plutus Financial Holdings, Inc. (ABRA) # - expire 4/16/2033	Venture Capital	United States	Warrant	1	-	-

Poolside	Venture Capital	Western Europe	Series B	26,245	2,003,926	2,000,003
Positano*	Buyouts	Western Europe	LP interest		1,640,990	5,176,060

PPC CHG Blocker LLC	Buyouts	United States	LLC interest		1,203,735	2,127,352
Project Caster	Buyouts	United States	LP interest		506,614	1,014,747

Project Warehouse	Buyouts	United States	LLC interest		2,003,385	3,668,641
Project Zambia	Buyouts	United States	LP interest		676,162	673,111

PSC Stanley Coinvest, LP	Buyouts	United States	LP Interest		2,145,541	2,563,815
Reify Health, Inc.	Venture Capital	United States	Series C	139,040	746,479	852,586

Reify Health, Inc.	Venture Capital	United States	Series Seed	67,500	361,782	413,907
Reify Health, Inc.	Venture Capital	United States	Common Shares	25,464	76,458	156,144

Remote Technology, Inc.	Venture Capital	United States	Series B	25,965	1,047,793	3,673,006
Remote Technology, Inc.	Venture Capital	United States	Series C	4,601	441,193	650,857

SLP Valor Co-Invest, L.P.	Buyouts	United States	LP Interest		1,848,002	2,502,144

Special Packaging Solutions Opportunities S.C.A.*	Buyouts	Western Europe	LP interest		610,807	1,081,215
STG Bravo, L.P.	Buyouts	United States	LP interest		12,049	110,267

STG Mercury L.P.	Buyouts	United States	LP interest		2,152,292	2,381,513
Stichting Administratiekantoor Ristretto Co-Investment*	Buyouts	Western Europe	Depository Receipts	420,380	511,564	444,001

TA ID Aggregator, L.P.	Buyouts	United States	LP interest		270,065	344,773
TidalWave	Buyouts	United States	LP Interest		1,396,941	2,172,972

Truehold	Venture Capital	United States	Series C	568,397	5,736,357	6,083,812
Turquoise Health Co.	Venture Capital	United States	Series B	351,555	3,321,166	6,251,919

Ujwal, Inc. (dba Level AI) Series C	Venture Capital	United States	Series C	671,542	1,008,460	1,083,968
Verdane P Co-Invest AB*	Buyouts	Western Europe	LP interest		804,567	454,598

Welbe Health, LLC	Growth	United States	LLC interest		3,250,619	3,823,351
Privately-held investments subtotal					116,492,686	160,708,426

Total investments (95%)					$264,786,442	$352,823,846

56

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2024

Investment Purpose allocation	Cost	Fair Value	% of Investments, at Fair Value
Affiliated Funds	$7,216,974	$8,926,926	3%
Buyouts	163,828,578	217,612,956	62%
Debt/Credit	22,776,392	23,851,811	7%
Fund of Funds	38,277	32,489	0%
Growth	23,758,026	38,697,896	11%
Natural Resources	5,966	23,854	0%
Other	110,542	165,969	0%
Venture Capital	47,051,687	63,511,945	18%

	$264,786,442	$352,823,846	100%

Geographic allocation	Cost	Fair Value	% of Investments, at Fair Value
Asia	$6,931,384	$10,099,281	3%
Israel	1,216,858	985,130	0%
The Americas	8,203,115	9,507,923	3%
United States	193,424,289	263,085,233	75%
Western Europe	55,010,796	69,146,279	20%

	$264,786,442	$352,823,846	100%

* Investment interest denominated in foreign currency; cost includes the impact of exchange rate differences from actual draws and distributions.

# Warrants with zero or nominal cost were acquired as part of a follow-on financing. Warrants are convertible to equity subject to various conditions upon the occurrence of future financing events.

(1) Invested through ASP Herengracht Facilitation Ltd.

(2) Invested through ASP Sec Corp 1 S.à r.l.

(3) Invested through ASP Sec Fac 1 LP

(4) Invested through ASP Sec Fac 11 LP

(5) Invested through ASP Sec Fac 3 LP

(6) Invested through ASP Sec Fac 4 LP

(7) Invested through ASP Sec Fac 5 LP

(8) Invested through ASP Sec Fac 7 LP

(9) Invested through ASP Sec Fac 9 LP

(10) Invested through ASP Stitch Facilitation LP

(11) Invested through ASP Ursus Facilitation LP

57

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

Investment income
Portfolio income	$5,296,197
Interest on cash and cash equivalents	1,000,860

Total investment income	6,297,057

Expenses
Audit and tax compliance fees	136,332
Administration fees	133,854
Legal fees	102,283
Professional fees	82,403
Custody fees	12,728
Insurance expense	7,127
Other expenses	5,048
Tax expense	2,511
Organizational expenses	(1,123)

Total expenses	481,163
Net investment income (loss)	5,815,894

Net realized gain (loss) and net change in unrealized appreciation (depreciation) allocated from Investments:
Net realized gain (loss) on investments	8,047,994

Net change in unrealized appreciation (depreciation) on investments	41,380,738

Net realized gain (loss) and net change in unrealized appreciation (depreciation)	49,428,732

Net income (loss)	$55,244,626

58

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

STATEMENT OF CHANGES IN PARTNERS’ CAPITAL FOR THE

YEAR ENDED DECEMBER 31, 2024

	General Partner	Limited Partners	Total

Partners’ capital at January 1, 2024	$155,101	$251,133,826	$251,288,927
Capital contributions	-	73,655,494	73,655,494
Capital distributions	(4,602)	(10,411,487)	(10,416,089)
Net investment income (loss)	3,058	5,812,836	5,815,894
Net realized gain (loss)	4,134	8,043,860	8,047,994
Net change in unrealized appreciation (depreciation)	21,129	41,359,609	41,380,738

Partners’ capital at December 31, 2024	$178,820	$369,594,138	$369,772,958

59

The accompanying notes are an integral part of these financial statements.

ADAMS STREET GLOBAL PRIVATE MARKETS FUND LP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:
Net income (loss)	$55,244,626
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net realized gain (loss) on investments	(8,047,994)
Net change in unrealized appreciation (depreciation) on investments	(41,380,738)
Purchase of investments	(94,128,709)
Proceeds from disposition of investments	41,252,037
Amortization of discounts on investments	42,265
Changes in operating assets and liabilities:
Increase in due from affiliate	(33,687)
Increase in interest receivable	(31,871)
Decrease in due to affiliate	(3,332,211)
Increase in accrued expenses	89,379

Net cash used in operating activities	(50,326,903)

Cash flows from financing activities:
Capital contributions	73,655,494
Capital distributions, net of change in distributions payable	(8,235,641)

Net cash provided by financing activities	65,419,853

Increase in cash and cash equivalents	15,092,950
Cash and cash equivalents - beginning of year	4,961,908

Cash and cash equivalents - end of year	$20,054,858

60

Adams Street Global Private Markets Fund LP

Notes to Financial Statements

December 31, 2024

General Information

Adams Street Global Private Markets Fund LP (the Fund), a Cayman Islands exempted limited partnership, was organized on November 30, 2020, and began operations on February 2, 2021 (commencement of investment operations). The Fund is registered as a Private Fund under the Private Funds Act, 2020 of the Cayman Islands. The General Partner of the Fund is ASP GPM GP Management LP (General Partner). The Fund and General Partner are managed and advised by Adams Street Partners, LLC (Advisor). The Advisor is registered with the US Securities and Exchange Commission as a registered investment advisor. The Fund’s operating agreement (Fund Agreement) states that the Fund has a perpetual term. The Fund will generally reinvest the proceeds of its portfolio investments, subject to income distribution and redemption rights.

The Fund was formed for the purpose of investing in private markets limited partnerships or similar pooled investment vehicles (primary and secondary investments or collectively partnership investments), privately-held portfolio companies (growth equity and co-investments or collectively direct investments) and secured or unsecured senior or subordinated debt and other securities offered in connection with such debt of portfolio companies (private credit investments). Primary investments are investments in an original issuance of a private markets fund. Secondary investments are purchased from unaffiliated limited partners. Primary and secondary investments are generally illiquid and cannot be redeemed. A growth equity investment is an equity or equity-like investment in an identified portfolio company. A co-investment is generally a minority investment alongside a financial investor, which sources and structures the investment. The investment is typically made through an intermediary vehicle controlled by the sponsor, and therefore, the Fund does not have control of the disposition of the underlying asset. In general, private credit investments will be repaid before their maturity through either a refinancing or recapitalization event or a sale of the underlying portfolio company. The lead sponsor typically determines the timing and method of exit.

Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The Fund is an investment company under the criteria established within Accounting Standards Codification (ASC) Topic 946 Financial Services – Investment Companies and applies the specialized accounting and reporting guidance included therein.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in partners’ equity from operations during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash represents demand deposits held at financial institutions. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations. The Fund records its holdings in daily valued money market mutual fund investments as cash equivalents as these investments are held for meeting short-term liquidity requirements rather than for investment purposes. The carrying amount included in the Statement of Assets, Liabilities and Partners’ Capital for cash and cash equivalents approximates the fair value.

The accompanying notes are an integral part of these financial statements.

61

Adams Street Global Private Markets Fund LP

Notes to Financial Statements

December 31, 2024

Investment Transactions and Income

Investment transactions are accounted for on the trade date. Interest income is recognized on an accrual basis unless collection of income on an investment is considered doubtful and is included as part of portfolio income. The Fund may hold investments which provide that income is payable in-kind rather than in cash. Dividend income is recognized on the ex-dividend date. Any original issue discount on investments is accreted over the life of the investment using the effective yield method.

Distributions from partnerships and similar vehicles are recorded as portfolio income or realized gains/losses in accordance with information provided by the underlying manager at the time of the transaction. Reclassifications of prior investment transactions may be required based on subsequent information received from the underlying manager. These reclassifications may impact current year purchases, proceeds and realized gains and losses on investments. Cost is equal to total drawn or paid in the Fund’s currency less any return of cost distributed by these investments. Any cost remaining at the time the investment is liquidated is recorded as a realized loss. For other investments, realized gains and losses and investment income on investment transactions are determined using cost calculated on a specific identification basis.

For investments in partnerships and similar vehicles denominated in foreign currencies, contributions are translated into the Fund’s currency at the exchange rate at the time of the contribution. As distributions occur, the cost in the Fund’s currency is reduced at the exchange rate at the time of the distribution.

Investment Valuation

The Fund records its investments at fair value in accordance with GAAP. Fair value is the price that would be received upon the sale of an investment in an orderly transaction between market participants at the measurement date.

The investments fall into one of the following four categories within the fair value hierarchy:

•	Level 1 – inputs reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date.

Level 1 investments held by the Fund typically consist of public stock positions distributed from partnership investments or held as a result of an initial public offering of a direct investment. Management does not adjust the quoted price for such instruments, even in situations where the Fund holds a large position and a sale could reasonably impact the quoted price.

•

Level 2 – inputs include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active.

Level 2 investments held by the Fund may consist of public stock positions where the valuation is adjusted to reflect illiquidity and/or non-transferability.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Level 3 investments held by the Fund typically consist of other investments that are not measured at net asset value. When observable prices are not available management uses valuation techniques for

The accompanying notes are an integral part of these financial statements.

62

Adams Street Global Private Markets Fund LP

Notes to Financial Statements

December 31, 2024

which sufficient and reliable data is available. The valuation of nonmarketable privately-held investments requires significant judgment by management due to the absence of quoted market values, inherent lack of liquidity, changes in market conditions and the long-term nature of such assets. Such investments are valued initially based upon the transaction price. Valuations are reviewed quarterly utilizing available market data and additional factors to determine if the carrying value of these investments should be adjusted. Market data includes observations of the trading multiples of public companies considered comparable to the private companies being valued. Valuations are adjusted to account for company-specific issues, the lack of liquidity inherent in a non-public investment and the fact that comparable public companies are not identical to the companies being valued. In addition, a variety of additional factors are reviewed by management, including, but not limited to, estimates of liquidation value, prices of recent transactions in the same or similar issuer, current operating performance and future expectations of the particular investment, changes in market outlook and the financing environment. In determining valuation adjustments, emphasis is placed on market participants’ assumptions and market-based information over entity specific information.

•	Investments measured at net asset value – the input is the practical expedient in the FASB’s fair value measurement guidance.

Generally, the fair values of partnership investments and similar vehicles are based on the capital account balances reported by the underlying vehicles subject to management review and adjustment. These capital account balances reflect the fair value of the underlying vehicles’ investments.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. An investment’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management’s perceived risk of that investment.

Foreign Currency Translation

Investments and unfunded commitments in currencies other than US dollar are translated into US dollar at the exchange rates on the valuation date. Transactions in currencies other than US dollar are translated into US dollar at the exchange rate on the date of the transaction.

The Fund does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Those fluctuations are included with net realized and unrealized gain or loss from investments in the Statement of Operations.

Income Taxes

The Fund is exempt from all local taxation on profits, income or gains. Accordingly, no provision for Cayman income taxes is included in these financial statements.

The accompanying notes are an integral part of these financial statements.

63

Adams Street Global Private Markets Fund LP

Notes to Financial Statements

December 31, 2024

The Fund does not consider its investment activity to constitute a US trade or business. However, income effectively connected with a US trade or business may be allocated to the Fund. Fund taxable income or loss is reported by the partners individually and, accordingly, no provision has been made for taxes based on income. The Fund provides for state replacement and other tax expense, as applicable. The Fund is treated as a partnership for US tax purposes and files Federal and state tax returns as required.

Management has reviewed the Fund’s tax positions and has not identified any uncertain tax positions which would require the Fund to record a tax exposure reserve. The Fund’s four most recent tax years remain subject to examination by taxing authorities in those jurisdictions.

Organization Costs

Organization costs have been expensed as incurred.

Investments

The following table presents the investments carried at fair value on the Statement of Financial Condition as of December 31, 2024 by the ASC 820-10 valuation hierarchy (as described above):

Fair Value Measurements as of December 31, 2024

Level 1	Level 2	Level 3	Investments measured at net asset value	Total
$0	$0	$109,923,078	$242,900,768	$352,823,846

The classification of an investment as Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement. However, Level 3 financial investments typically include, in addition to unobservable or Level 3 inputs, observable inputs (that is, inputs that are actively quoted and can be validated to market sources). Transfers into Level 3, if any, may represent distributions of privately-traded stock from the limited partnership investments and privately-held investments not measured at net asset value. Transfers out of Level 3, if any, represent securities which have become publicly registered.

For the year ended December 31, 2024, the Fund purchased $39,520,267 of Level 3 investments. The Fund had investments that transferred into Level 3 valued at $9,866,510.

The accompanying notes are an integral part of these financial statements.

64

Adams Street Global Private Markets Fund LP

Notes to Financial Statements

December 31, 2024

The following table provides a summary of valuation techniques and quantitative inputs and assumptions used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2024.

Investment Purpose	Fair Value at December 31, 2024	Valuation Technique(s)	Unobservable Input(s)	Range
Senior Loans	$21,908,496	Income Approach	Market Rate	10.10%-14.45%
Equity	$418,360	Market Approach Inputs not developed by management	EBITDA Multiple N/A	11.3x N/A
Venture	$43,466,540	Market Comparables Recent Financings	Revenue Multiple Price/Share	4.23x-16.67x $1.97-$157.01
Growth	$34,263,172	Market Comparables Recent Financings	Revenue Multiple Price/Share	3.19x-8.94x $1.86
Buyout	$9,866,510	Inputs not developed by management	N/A	N/A
Total Level 3 Investments	$109,923,078

Four of the valuation techniques used in Level 3 of the fair value hierarchy utilize unobservable inputs developed by management in determining the fair value of the Fund’s investments. These are detailed below:

•	Income Approach – fair value is determined based on an analysis of the contractual yield earned on the investment with a comparable market rate.

•	Market Approach – investments are valued based on recent transactions, adjusted as necessary for any changes in unobservable inputs, market conditions and other similar transactions.

•	Market Comparables – market data includes observations of the trading multiples of public companies considered comparable to the private companies being valued.

•	Recent Financings – may include fair value indications based on a round of financing in which the Fund may or may not have participated.

The significant unobservable inputs used in the fair value measurement of the privately held securities are revenue multiple, EBITDA multiple, net income multiple, discount for lack of marketability, expected percentage of escrow, price per share in a recent round of financing, potential bids, assessment of credit quality, and comparable market rates. Significant increases or decreases in these inputs in isolation would result in a significantly lower or higher fair value measurement.

Some investments categorized as Level 3 are valued using unobservable inputs not developed by management. Management assesses the reasonableness of the resulting fair values by comparison to market comparable companies combined with management’s assessment of the performance of the company since initial investment.

While management believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to estimate the fair value of investments in non-marketable privately-held investment funds could result in a different estimate of fair value at the reporting date. Those fair value estimates, including those carried at net asset value, may differ significantly from the

The accompanying notes are an integral part of these financial statements.

65

Adams Street Global Private Markets Fund LP

Notes to Financial Statements

December 31, 2024

values that would have been determined had a readily available market for such investments existed, or had such investments been liquidated or sold to non-affiliated investors, and these differences could be material to the financial statements.

Management and Performance Fee

The Fund does not pay a management fee or performance fee in accordance with the terms of its Fund Agreement. Investors in the Fund are charged a management fee and performance fee outside the Fund based on the terms of their subscription agreement. Financial highlights and other information in these financial statements do not include the impact of those fees and the differences may be material had those fees been charged to the Fund.

Partners’ Equity

Equity Contributions

Committed capital, equity contributions paid, and unfunded capital commitments are as follows at December 31, 2024:

	Committed Capital	Equity Contributions Paid	Unfunded Capital Commitments
General Partner	$100,000	100,000	0
Limited Partners	282,463,812	268,260,462	14,203,349

Balance at December 31, 2024	$282,563,812	268,360,462	14,203,349

Unfunded capital commitments will be called as needed to purchase investments and to pay expenses of the Fund. Equity contributions are called from the partners on a first committed, first called basis and in proportion to respective unfunded capital commitments with respect to any equity contributions being made that are attributable to committed capital amounts with the same committed capital date. Limited partners may elect to cancel any unfunded capital commitments to the extent unfunded capital commitments have not been called within 12 months of the subscription date. Any equity contribution made by any partner during any calendar quarter shall be treated as having been made at the beginning of the first day of the respective calendar quarter.

Allocation of Income and Expenses

Income and expenses of the Fund are allocated to the partners in accordance with the terms of the Fund Agreement.

Distributions

Distributions are made at the discretion of the General Partner in accordance with the terms of the Fund Agreement. All cash or securities received by the Fund shall be distributed to all partners in proportion to the positive balances in their respective capital accounts.

The accompanying notes are an integral part of these financial statements.

66

Adams Street Global Private Markets Fund LP

Notes to Financial Statements

December 31, 2024

Redemptions

The General Partner, from time to time and in its sole discretion, may cause the Fund to offer to limited partners to redeem all or a portion of their interests in the Fund, pursuant to written tenders by limited partners. The General Partner anticipates, under normal market circumstances, aggregate redemptions of limited partner interests will be limited to (i) not more than 5% of the net asset value of the Fund as of such redemption date and (ii) not more than 10% of the net asset value of the Fund during the 12 month period ending on such redemption date. Limited partners may voluntarily redeem all or a portion of their interest in the Fund, associated with a respective equity contribution to the Fund, after a 3 year lock-up period beginning on the effective date of a respective equity contribution to the Fund. Limited partner interests redeemed prior to the 3 year lock-up period will be subject to a 3% redemption fee.

Commitments and Contingencies

As of December 31, 2024 the Fund has unfunded commitments of $37,486,021. The unfunded portion of the commitment is a contractual obligation to be met in accordance with the terms of the specific partnership agreements. Because of the inherent uncertainty in predicting the timing of these commitments, management is unable to estimate the fair value of these commitments. The Fund believes that it will be able to satisfy such commitments from commitments due from the Fund’s limited partners, if any, and/or proceeds received from investments.

Line Of Credit

The following disclosure provides a summary of the terms of the line of credit facility that the Fund had access to during the year.

As of December 31, 2024:
Facility Lender	CIBC
Facility Capacity, Maximum	$5,000,000
Maturity Date	Matured 5/17/2024
Interest Rate	Prime Rate plus 0.25%
Outstanding Balance	$0
Total Borrowings in 2024	$0
Total Paydowns in 2024	$0
Expenses Related to the Facility in 2024	$0

Financial Highlights

Financial highlights are calculated for the limited partners taken as a whole. The Internal Rate of Return (IRR) and expense ratio calculations presented include the effects of borrowing during the period, if any. The timing of limited partner contributions and distributions and the net asset value of the Fund would be different if borrowing was not used, and the differences could be material.

The Fund’s since inception IRR for the limited partners is computed based on the dates of limited partner equity contributions and distributions and the ending aggregate limited partners’ equity balances (residual value).

IRR, since inception through December 31, 2024	19.31%

IRR, since inception through December 31, 2023	19.43%

The accompanying notes are an integral part of these financial statements.

67

Adams Street Global Private Markets Fund LP

Notes to Financial Statements

December 31, 2024

The net investment income (loss) and operating expense ratios are computed using the weighted average net assets for the Fund. These ratios do not reflect the Fund’s proportionate share of income and expenses of the underlying investment vehicles. The net investment income (loss) and operating expense ratios presented on a committed capital basis are presented as supplemental disclosures to the required information.

For the year ended December 31, 2024:

Ratio to average net assets:
Net investment income (loss)	1.91%
Operating expenses	-0.16%

Ratio to committed capital:
Net investment income (loss)	2.06%

Operating expenses	-0.17%

Average net assets, computed quarterly	$303,805,197
Committed capital	$282,463,812

% Funded	94.97%

Subsequent Events Evaluation

The Fund has evaluated the need for disclosures and/or adjustments resulting from subsequent events through April 25, 2025, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

The accompanying notes are an integral part of these financial statements.

68

APPENDIX A: DESCRIPTION OF SECURITIES RATINGS

Description of Ratings

The following descriptions of securities ratings have been published by Moody’s Ratings (“Moody’s”), Standard & Poor’s Financial Services LLC (“S&P Global Ratings”) and Fitch Ratings, Inc. (“Fitch”), respectively. As described by the rating agencies, ratings generally are given to securities at the time of issuance. While the rating agencies may revise such ratings from time to time, they undertake no obligation to do so.

Moody’s

Description of Moody’s Global Ratings

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Description of Moody’s Global Long-Term Ratings

Aaa Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B Obligations rated B are considered speculative and are subject to high credit risk.

Caa Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, the hybrid indicator (hyb) is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Description of Moody’s Global Short-Term Ratings

P-1 Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

P-2 Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

P-3 Ratings of Prime-3 have an acceptable ability to repay short-term obligations.

NP Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Description of Moody’s U.S. Municipal Short-Term Obligation Ratings

The Municipal Investment Grade (“MIG”) scale is used to rate U.S. municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less.

Moody’s U.S. municipal short-term obligation ratings are as follows:

MIG 1 This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2 This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3 This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Description of Moody’s Demand Obligation Ratings

In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned. The components are a long-term rating and a short-term demand obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the Variable Municipal Investment Grade (“VMIG”) scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions on the Prime scale to reflect the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade. For VRDOs, the VMIG short-term payment obligation rating is typically assigned if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”.

Moody’s demand obligation ratings are as follows:

VMIG 1 This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 2 This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 3 This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

SG This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural or legal protections.

S&P Global Ratings

Description of S&P Global Ratings’ Issue Credit Ratings*

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. S&P Global Ratings would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings S&P Global Ratings assigns to certain instruments may diverge from these guidelines based on market practices. Medium-term notes are assigned long-term ratings.

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

•	The likelihood of payment—the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

•	The nature and provisions of the financial obligation; and the promise S&P Global Ratings imputes; and

•

The protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

*	Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

NR indicates that a rating has not been assigned or is no longer assigned.

Description of S&P Global Ratings’ Long-Term Issue Credit Ratings

AAA An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

BBB An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB; B; CCC; CC; and C Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Description of S&P Global Ratings’ Short-Term Issue Credit Ratings

A-1 A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

A-2 A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

A-3 A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

B A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Description of S&P Global Ratings’ Municipal Short-Term Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

•	Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

•	Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

SP-1 Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3 Speculative capacity to pay principal and interest.

D ‘D’ is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Fitch

Description of Fitch’s Long-Term Credit Ratings

Fitch’s credit ratings are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issue level ratings are assigned and often include an expectation of recovery and may be notched above or below the issuer level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e., rate to a higher or lower standard than that implied in the obligation’s documentation).

Fitch’s credit rating scale for issuers and issues is expressed using the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade) with an additional +/- for AA through CCC levels indicating relative differences of probability of default or recovery for issues. The terms “investment grade” and “speculative grade” are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment-grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories signal either a higher level of credit risk or that a default has already occurred.

Fitch may also disclose issues relating to a rated issuer that are not and have not been rated. Such issues are also denoted as ‘NR’ on its web page.

Fitch’s credit ratings do not directly address any risk other than credit risk. Credit ratings do not deal with the risk of market value loss due to changes in interest rates, liquidity and/or other market considerations. However, market risk may be considered to the extent that it influences the ability of an issuer to pay or refinance a financial commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of payments linked to performance of an equity index).

Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ ratings and ratings below the ‘CCC’ category. For the short-term rating category of ‘F1’, a ‘+’ may be appended.

Description of Fitch’s Corporate Finance Obligations Ratings

AAA Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA Very high credit quality. ‘AA’ ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A High credit quality. ‘A’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB Good credit quality. ‘BBB’ ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B Highly speculative. ‘B’ ratings indicate that material credit risk is present.

CCC Substantial credit risk. ‘CCC’ ratings indicate that substantial credit risk is present.

CC Very high levels of credit risk. ‘CC’ ratings indicate very high levels of credit risk.

C Exceptionally high levels of credit risk. ‘C’ ratings indicate exceptionally high levels of credit risk.

Ratings in the categories of ‘CCC’, ‘CC’ and ‘C’ can also relate to obligations or issuers that are in default. In this case, the rating does not opine on default risk but reflects the recovery expectation only.

Corporate Finance defaulted obligations typically are not assigned ‘RD’ or ‘D’ ratings, but are instead rated in the ‘CCC’ to ‘C’ rating categories, depending on their recovery prospects and other relevant characteristics.

Description of Fitch’s Short-Term Ratings

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

Fitch’s short-term ratings are as follows:

F1 Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2 Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3 Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B Speculative short-term credit quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C High short-term default risk. Default is a real possibility.

RD Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

APPENDIX B: PROXY VOTING PROCEDURES

ADAMS STREET PARTNERS

PROXY VOTING POLICY

Revised as of March 20, 2025

Adams Street Partners, LLC and its affiliates, including Adams Street Advisors, LLC and Adams Street Trust (collectively referred to herein as “Adams Street Partners”), recognize that voting rights have economic value and that the exercise of such voting rights is an important part of its fiduciary duties. As a general matter, Adams Street Partners makes voting decisions with a view toward maximizing the ultimate economic value of its investment during the time period in which Adams Street Partners expects to hold the investment. All proxies are voted prudently, considering the prevailing circumstances, and consistent with both the fiduciary standards of the Investment Advisers Act of 1940 and the Employee Retirement Income Security Act of 1974, as amended.

Proxy Voting Procedures

Adams Street Partners votes public stock proxies in two contexts: with respect to public portfolio companies of its direct funds (such funds, “Direct Funds”), and with respect to public company securities it receives as distributions from underlying private investment funds in its fund of funds/separate account portfolios (such portfolios, “Partnership Portfolios”). In addition to public company proxy votes, Adams Street Partners records as proxy votes all shareholder votes by privately held Direct Fund portfolio companies and amendments to partnership agreements of funds held in Partnership Portfolios.

Adams Street Partners follows the below procedures when it receives proxy voting materials:

(1) With respect to portfolio companies of Direct Funds:

•

An Adams Street Partners investment professional involved in monitoring the applicable company is responsible for voting the proxy on behalf of the applicable Direct Funds with the assistance of designated personnel on Adams Street Partners’ legal team.

•

Where Partnership Portfolios hold securities of a Direct Fund portfolio company and Adams Street Partners is responsible for liquidating such securities held in Partnership Portfolios, the relevant Adams Street Partners investment professional is responsible for voting the proxy as set forth above.

•	The applicable investment professional determines the action to be taken, and legal team personnel assist as needed to process the documentation.

•	The applicable legal team personnel retain records of each proxy vote.

(2) With respect to public company securities held in Partnership Portfolios:

•

Adams Street Partners has delegated to T. Rowe Price Associates, Inc. (“T. Rowe Price”) the responsibility to vote proxies with respect to public company securities held in Partnership Portfolios where (a) T. Rowe Price is responsible for liquidating such securities pursuant to an agreement with Adams Street Partners, and (b) Adams Street Partners has authority with respect to such proxy votes under the applicable Partnership Portfolio legal documents.

•

In such cases, a designated member of Adams Street Partners’ Client Operations team forwards the applicable proxy voting materials to T. Rowe Price, which in turn votes the proxies using its proxy voting vendor.

•

Where a person other than Adams Street Partners (e.g., a trustee or separate account client) has proxy voting authority with respect to public company securities held in a Partnership Portfolio, Adams Street Partners’ Client Operations team forwards the proxy voting materials to the applicable person.

B-1

•	The applicable Client Operations team personnel retain records of each proxy vote.

(3) With respect to amendments to partnership agreements of funds held in Partnership Portfolios:

•

An Adams Street Partners investment professional involved in monitoring the applicable fund is responsible for voting the proxy with the assistance of designated personnel on Adams Street Partners’ legal team.

•	The applicable investment professional determines the action to be taken, and legal team personnel assist as needed to process the documentation.

•	The applicable legal team personnel retain records of each proxy vote.

To the extent that a proxy vote raises a material conflict of interest between Adams Street Partners and its clients, Adams Street Partners will take measures to address the conflict, including as appropriate consultation with Adams Street Partners’ legal team or independent board of directors.

Clients may obtain information about how Adams Street Partners voted with respect to its investments by writing to:

Attn: Legal Group

c/o Adams Street Partners, LLC

One North Wacker Drive, Suite 2700

Chicago, Illinois 60606-2823

B-2

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: The financial highlights are incorporated by reference to the Registrant’s Semi-Annual Report for the six months ended September 30, 2025, as filed with the Securities and Exchange Commission on Form N-CSR on December 1, 2025.

Part B: The audited financial statements of the Registrant and the notes thereto as of March 31, 2025 and for the period from January 1, 2025 to March 31, 2025 are included in Part B of this Registration Statement. The audited financial statements of Adams Street Global Private Markets Fund LP and the notes thereto for the year ended December 31, 2024 are included in Part B of this Registration Statement.

(2)	Exhibits:

(a)(1)	Certificate of Formation(1)

(a)(2)	Second Amended and Restated Limited Liability Company Agreement(4)

(b)	Not applicable

(c)	Not applicable

(d)	Amended and Restated Rule 18f-3 Plan(5)

(e)	Distribution Reinvestment Plan(1)

(f)	Not applicable

(g)(1)	Investment Advisory Agreement(1)

(g)(2)	Expense Limitation Agreement(1)

(h)(1)	Distribution Agreement(1)

(h)(2)	Form of Selling Agreement(1)

(h)(3)	Form of Dealer Agreement(1)

(h)(4)	Amended and Restated Distribution and Servicing Plan(5)

(i)	Not applicable

(j)	Custody Agreement(2)

(k)(1)	Administration Agreement(2)

(k)(2)	Sub-Administration Agreement(1)

(k)(3)	Transfer Agency and Service Agreement(1)

(k)(4)	Trademark License Agreement(1)

(l)	Opinion and Consent of Counsel(3)

(m)	Not applicable

(n)(1)	Consent of Independent Registered Public Accounting Firm(6)

(n)(2)	Consent of Independent Registered Public Accounting Firm*

(o)	Not applicable

(p)	Subscription Agreement(3)

(q)	Not applicable

(r)(1)	Code of Ethics of the Registrant(2)

(r)(2)	Code of Ethics of the Adviser(2)

(s)	Filing Fee Table(1)

(t)	Power of Attorney dated March 10, 2026*

*	Filed herewith.

(1)	Incorporated by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2, filed on April 1, 2025 (the “Registration Statement”).

(2)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, filed on May 14, 2025.

(3)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement, filed on June 20, 2025.

(4)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement, filed on June 30, 2025.

(5)	Incorporated by reference to the corresponding exhibit of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement, filed on August 26, 2025.

(6)	Previously filed as Exhibit (n) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement, filed on June 20, 2025.

Item 26. Marketing Arrangements

See the Distribution Agreement and Forms of Dealer Agreement and Selling Agreement, forms of which were filed as Exhibits (h)(1), (h)(2) and (h)(3), respectively, to the Registration Statement.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled By Or Under Common Control with Registrant

Each of Adams Street Private Equity Navigator Lev Facilitation LLC and Adams Street Private Equity Navigator Blocker LLC, each a Delaware limited liability company, is a wholly-owned subsidiary of the Registrant and is consolidated for financial reporting purposes. In addition, the Registrant, Adams Street Private Equity Navigator Lev Facilitation LLC and Adams Street Private Equity Navigator Blocker LLC may be deemed to be controlled by Adams Street Advisors, LLC, the Registrant’s investment adviser (the “Adviser”). Information regarding the ownership of the Adviser is set forth in its Form ADV as filed with the Securities and Exchange Commission (the “SEC”) (File No. 801-131949), and is incorporated herein by reference.

Item 29. Number of Holders of Securities

As of March 15, 2026:

Title of Class	Number of Record Holders
Class S	1

Class D	1
Class I	187
Class M	2

Item 30. Indemnification

Reference is made to Section 3.7 of the Registrant’s Amended and Restated Limited Liability Company Agreement, incorporated by reference to Exhibit (a)(2) to the Registration Statement. In addition, the Registrant’s various agreements with its service providers contain indemnification provisions. The Registrant hereby undertakes that it will apply these indemnification provisions in a manner consistent with Release No. IC-11330 of the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation of Section 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant maintains insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the 1933 Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Registrant by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each member, director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or director, will be set forth in the Prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-131949), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The Registrant’s accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the offices of: c/o Adams Street Advisors, LLC, One North Wacker Drive, Suite 2700, Chicago, IL 60606; the Custodian at One Congress Street, Suite 1, Boston, MA 02114; or the Transfer Agent at One Heritage Drive Building, 1 Heritage Drive, Mail Stop OHD0100, North Quincy, MA 02171.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of 1933 Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the 1933 Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.

That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	That, for the purpose of determining liability under the 1933 Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B under the 1933 Act:

(A)

each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C under the 1933 Act: each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.

That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois, on April 13, 2026.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

By:	/s/ Steve Landau
Steve Landau
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steve Landau	President and Chief Executive Officer	April 13, 2026
Steve Landau

*/s/ Shannon Carlin	Vice President, Chief Financial Officer and Treasurer (also performs the functions of a principal accounting officer)	April 13, 2026
Shannon Carlin

*/s/ James F. Walker	Director	April 13, 2026
James F. Walker

*/s/ William Adams IV	Director	April 13, 2026
William Adams IV

*/s/ Miguel F. Gonzalo	Director	April 13, 2026
Miguel F. Gonzalo

*/s/ Victoria J. Herget	Director	April 13, 2026
Victoria J. Herget

*/s/ Frank M. Porcelli	Director	April 13, 2026
Frank M. Porcelli

*By:	/s/ Steve Landau
Steve Landau
Attorney-in-Fact

EXHIBIT INDEX

(n)(2)	Consent of Independent Registered Public Accounting Firm
(t)	Power of Attorney dated March 10, 2026